UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________

Form 6-K
____________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 15, 2012

Commission File Number: 333-177693

Reynolds Group Holdings Limited
(Translation of registrant's name into English)

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

The purpose of this Form 6-K is to furnish annual financial statements and related footnotes of Reynolds Group Holdings Limited and its subsidiaries (the "Group") for the year ended December 31, 2011, as revised, for the benefit of its investors. The annual financial statements have been revised to reflect the finalization of the purchase accounting for the acquisition of Graham Packaging Company Inc. on September 8, 2011. In accordance with International Financial Reporting Standards 3 Business Combinations, any adjustments on finalization of the purchase accounting have been recognized retrospectively to the date of acquisition. Because of certain requirements of the Group's financing arrangements, financial statements are also required to be issued for certain subsidiaries of the Group. These subsidiaries' financial statements have also been revised to reflect the adjustments on finalization of the purchase accounting. As such, this Form 6-K revises the following items:

- Reynolds Group Holdings Limited financial statements for the period ended December 31, 2011
- Beverage Packaging Holdings Group financial statements for the period ended December 31, 2011
- Beverage Packaging Holdings (Luxembourg) I S.A. financial statements for the period ended December 31, 2011

The impacts of the adjustments were the same for all of the financial statements listed above. As a result of these adjustments, net assets increased by $4 million. There was no impact on revenue, gross profit, net profit after tax, EBITDA, Adjusted EBITDA or cash flows for the year ended December 31, 2011.

Reynolds Group Holdings Limited

Contents

Reynolds Group Holdings Limited financial statements for the period ended December 31, 2011	F-1

Beverage Packaging Holdings Group financial statements for the period ended December 31, 2011	G-1

Beverage Packaging Holdings (Luxembourg) I S.A. financial statements for the period ended December 31, 2011	H-1

Reynolds Group Holdings Limited

Financial statements for the period ended
December 31, 2011

Reynolds Group Holdings Limited

Contents

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of Reynolds Group Holdings Limited:

In our opinion, the accompanying statements of financial position and the related statements of comprehensive income, statements of changes in equity and statements of cash flows present fairly, in all material respects, the financial position of Reynolds Group Holdings Limited and its subsidiaries (the "Company") at December 31, 2011 and December 31, 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Chicago, Illinois
November 14, 2012

Reynolds Group Holdings Limited
Statements of comprehensive income

		For the period ended December 31,
(In $ million)	Note	2011*	2010	2009
Revenue	7	11,789	6,774	5,910
Cost of sales	**	(9,725)	(5,524)	(4,691)
Gross profit		2,064	1,250	1,219
Other income	8	87	102	201
Selling, marketing and distribution expenses	**	(347)	(231)	(211)
General and administration expenses	**	(628)	(392)	(366)
Other expenses	10	(268)	(80)	(96)
Share of profit of associates and joint ventures, net of income tax	23	17	18	11
Profit from operating activities		925	667	758
Financial income	12	22	66	21
Financial expenses	12	(1,420)	(752)	(513)
Net financial expenses		(1,398)	(686)	(492)
Income (loss) before income tax		(473)	(19)	266
Income tax benefit (expense)	13	56	(78)	(149)
Profit (loss) for the period		(417)	(97)	117
Other comprehensive income (loss) for the period, net of income tax
Cash flow hedges		—	—	12
Exchange differences on translating foreign operations		(26)	243	(29)
Transfers from foreign currency translation reserve to profit and loss		—	49	—
Total other comprehensive income (loss) for the period, net of income tax	14	(26)	292	(17)
Total comprehensive income (loss) for the period		(443)	195	100
Profit (loss) attributable to:
Equity holder of the Group		(419)	(97)	117
Non-controlling interests		2	—	—
		(417)	(97)	117
Total other comprehensive income (loss) attributable to:
Equity holder of the Group		(25)	293	(17)
Non-controlling interests		(1)	(1)	—
		(26)	292	(17)

*
In accordance with IFRS 3 (revised) "Business Combinations," the information presented for the period ended December 31, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Graham Packaging acquisition. Refer to note 2.6.

**	For information on expenses by nature, refer to notes 9, 11, 16, 18, 19, 22 and 34.

The statements of comprehensive income should be read in conjunction with the notes to the financial statements.

Reynolds Group Holdings Limited
Statements of financial position

		As of December 31,
(In $ million)	Note	2011*	2010
Assets
Cash and cash equivalents	15	597	664
Trade and other receivables	16	1,509	1,150
Inventories	18	1,764	1,281
Current tax assets	21	39	109
Assets held for sale	17	70	18
Derivatives	29	1	12
Other assets		65	62
Total current assets		4,045	3,296
Non-current receivables	16	326	303
Investments in associates and joint ventures	23	119	110
Deferred tax assets	21	29	23
Property, plant and equipment	19	4,546	3,266
Investment properties	20	29	68
Intangible assets	22	12,545	8,748
Derivatives	29	122	87
Other assets		150	75
Total non-current assets		17,866	12,680
Total assets		21,911	15,976
Liabilities
Bank overdrafts		3	12
Trade and other payables	24	1,760	1,246
Liabilities directly associated with assets held for sale	17	20	—
Borrowings	25	521	141
Current tax liabilities	21	165	146
Derivatives	29	16	1
Employee benefits	26	228	195
Provisions	27	98	74
Total current liabilities		2,811	1,815
Non-current payables	24	38	9
Borrowings	25	16,625	11,701
Deferred tax liabilities	21	1,548	1,130
Employee benefits	26	936	971
Provisions	27	134	86
Total non-current liabilities		19,281	13,897
Total liabilities		22,092	15,712
Net assets (liabilities)		(181)	264
Equity (deficit)
Share capital	28	1,695	1,695
Reserves	28	(1,217)	(1,192)
Accumulated losses		(681)	(262)
Equity (deficit) attributable to equity holder of the Group		(203)	241
Non-controlling interests		22	23
Total equity (deficit)		(181)	264

*
In accordance with IFRS 3 (revised) "Business Combinations," the information presented as of December 31, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Graham Packaging acquisition. Refer to note 2.6.

The statements of financial position should be read in conjunction with the notes to the financial statements.

Reynolds Group Holdings Limited
Statements of changes in equity

(In $ million)	Note	Share capital	Translation of foreign operations	Other reserves	Hedge reserve	Accumulated losses	Equity (deficit) attributable to equity holder of the Group	Non-controlling interests	Total
Balance at the beginning of the period (January 1, 2009)		1,092	105	71	(12)	(246)	1,010	17	1,027
Issue of shares (net of issue costs)	28	1,670	—	—	—	—	1,670	—	1,670
Total comprehensive income for the period:
Profit after tax		—	—	—	—	117	117	—	117
Exchange differences on translating foreign operations		—	(29)	—	—	—	(29)	—	(29)
Cash flow hedges		—	—	—	12	—	12	—	12
Total comprehensive income for the period		—	(29)	—	12	117	100	—	100
Common control transactions	32	(1,108)	—	(584)			(1,692)		(1,692)
Dividends paid to non-controlling interests		—	—	—	—	—	—	(1)	(1)
Balance as of December 31, 2009		1,654	76	(513)	—	(129)	1,088	16	1,104
Balance at the beginning of the period (January 1, 2010)		1,654	76	(513)	—	(129)	1,088	16	1,104
Issue of shares (net of issue costs)	28	947	—	—		—	947	—	947
Total comprehensive income for the period:
Loss after tax		—	—	—	—	(97)	(97)	—	(97)
Exchange differences on translating foreign operations		—	293	—	—	—	293	(1)	292
Total comprehensive income for the period		—	293	—	—	(97)	196	(1)	195
Common control transactions	32	(906)	—	(1,048)	—	—	(1,954)	—	(1,954)
Purchase of non-controlling interest		—	—	—	—	3	3	(5)	(2)
Non-controlling interests acquired through business combinations		—	—	—	—	—	—	18	18
Disposal of business		—	—	—	—	—	—	(3)	(3)
Dividends paid	28	—	—	—	—	(39)	(39)	(2)	(41)
Balance as of December 31, 2010		1,695	369	(1,561)	—	(262)	241	23	264
Balance at the beginning of the period (January 1, 2011)		1,695	369	(1,561)		(262)	241	23	264
Total comprehensive loss for the period:
Loss after tax		—	—	—	—	(419)	(419)	2	(417)
Exchange differences on translating foreign operations*		—	(25)	—	—	—	(25)	(1)	(26)
Total comprehensive loss for the period*		—	(25)	—	—	(419)	(444)	1	(443)
Dividends paid		—	—	—	—	—	—	(2)	(2)
Balance as of December 31, 2011*		1,695	344	(1,561)	—	(681)	(203)	22	(181)

*
In accordance with IFRS 3 (revised) "Business Combinations," the information presented for the period ended December 31, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Graham Packaging acquisition. Refer to note 2.6.

The statements of changes in equity should be read in conjunction with the notes to the financial statements.

Reynolds Group Holdings Limited
Statements of cash flows

		For the period ended December 31,
(In $ million)	Note	2011	2010	2009
Cash flows from operating activities
Cash received from customers		11,486	6,798	6,081
Cash paid to suppliers and employees		(9,868)	(5,635)	(4,941)
Interest paid		(1,003)	(451)	(262)
Income taxes paid, net of refunds received		(88)	(125)	(108)
Change of control payment and other acquisition costs		(84)	(181)	—
Payment to related party for use of tax losses		—	(23)	—
Net cash from operating activities		443	383	770
Cash flows used in investing activities
Purchase of Whakatane Mill		—	(46)	—
Acquisition of property, plant and equipment and investment properties		(511)	(319)	(244)
Proceeds from sale of property, plant and equipment, investment properties and other assets		71	32	41
Acquisition of intangible assets		(9)	(18)	(48)
Acquisition of businesses, net of cash acquired	33	(2,048)	(4,386)	4
Disposal of businesses, net of cash disposed		—	33	—
Disposal of other investments		—	10	4
Pre-acquisition advance to Graham Packaging		(20)	—	—
Receipt of related party advances		—	97	103
Interest received		7	5	4
Dividends received from joint ventures		8	4	1
Net cash used in investing activities		(2,502)	(4,588)	(135)
Cash flows from (used in) financing activities
Acquisitions of business under common control		—	(1,958)	(1,687)
Drawdown of loans and borrowings:
August 2011 Credit Agreement		4,666	—	—
August 2011 Notes		2,482	—	—
February 2011 Notes		2,000
October 2010 Notes		—	3,000	—
May 2010 Notes		—	1,000	—
2009 Notes		—	—	1,789
2009 Credit Agreement		10	2,820	1,404
Other borrowings		13	2	100
Repayment of loans and borrowings:
2011 Credit Agreement		(75)	—	—
2009 Credit Agreement		(4,168)	(38)	—
Graham Packaging borrowings acquired	33	(1,935)	—	—
Graham Packaging 2017 Notes		(239)	—	—
Graham Packaging 2018 Notes		(231)	—	—
Pactiv borrowings acquired		—	(397)	—
Blue Ridge Facility		—	(43)	—
2008 Reynolds Senior Credit Facilities		—	—	(1,500)
2007 SIG Senior Credit Facilities		—	—	(742)
CHH Facility		—	—	(13)
Other borrowings		(4)	(4)	(127)
Payment of liabilities arising from Graham Packaging Acquisition		(252)	—	—
Premium on Graham Packaging 2017 and 2018 Notes		(5)	—	—
Proceeds from issues of share capital		—	322	578
Proceeds from related party borrowings		25	—	68
Repayment of related party borrowings		—	—	(180)
Payment of transaction costs		(279)	(317)	(190)
Purchase of non-controlling interests		—	(3)	—

Reynolds Group Holdings Limited
Statements of cash flows

		For the period ended December 31,
(In $ million)	Note	2011	2010	2009
Dividends paid to related parties and non-controlling interests		(2)	(39)	(1)
Net cash from (used in) financing activities		2,006	4,345	(501)
Net increase (decrease) in cash and cash equivalents		(53)	140	134
Cash and cash equivalents at the beginning of the period		652	514	383
Effect of exchange rate fluctuations on cash held		(5)	(2)	(3)
Cash and cash equivalents as of December 31		594	652	514
Cash and cash equivalents comprise
Cash and cash equivalents		597	664	515
Bank overdrafts		(3)	(12)	(1)
Cash and cash equivalents as of December 31		594	652	514

The statements of cash flows should be read in conjunction with the notes to the financial statements.

Reynolds Group Holdings Limited
Statements of cash flows

Reconciliation of the profit for the period with the net cash from operating activities

	For the period ended December 31,
(In $ million)	2011	2010	2009
Profit (loss) for the period	(417)	(97)	117
Adjustments for:
Depreciation of property, plant and equipment	650	317	331
Depreciation of investment properties	1	2	2
Asset impairment charges	12	29	13
Amortization of intangible assets	321	185	169
Net foreign currency exchange loss	7	3	3
Change in fair value of derivatives	26	(4)	(129)
Loss (gain) on sale of property, plant and equipment and non-current assets	1	(5)	(4)
Gains on sale of businesses and investment properties	(5)	(16)	—
CSI Americas gain on acquisition	—	(10)	—
Net financial expenses	1,398	686	492
Share of profit of equity accounted investees	(17)	(18)	(11)
Income tax (benefit) expense	(56)	78	149
Interest paid	(1,003)	(451)	(262)
Income taxes paid, net of refunds received	(88)	(125)	(108)
Change in trade and other receivables	(56)	(45)	(43)
Change in inventories	(171)	41	92
Change in trade and other payables	(6)	13	(24)
Change in provisions and employee benefits	(154)	(202)	6
Change in other assets and liabilities	—	2	(23)
Net cash from operating activities	443	383	770

Significant non-cash financing and investing activities

During the period ended December 31, 2011, related party interest income of $16 million (2010: $14 million; 2009: $12 million) was capitalized as part of the non-current related party receivable balance. Refer to note 30.

During the period ended December 31, 2010, Evergreen Packaging Inc. (“EPI”) issued shares to Evergreen Packaging US, its parent company at the time of issue, in exchange for the novation of external borrowings, net of debt issue costs, in amounts of CA$30 million ($29 million), NZ$776 million ($568 million) and $28 million.

During the period ended December 21, 2009, the Company issued shares in exchange for the repayment of certain related party borrowings in the amount of NZ$60 million ($41 million). Further, the Company issued shares in exchange for the novation of certain related party borrowings in the amount of NZ$1,047 million ($749 million).

During the period ended December 31, 2009, Evergreen Packaging International B.V.'s ("EPIBV") parent company at the time, Evergreen Packaging (Antiilles) N.V., contributed €47 million ($61 million) as a non-stipulated share premium without the issuance of shares.

The statements of cash flows should be read in conjunction with the notes to the financial statements.

Reynolds Group Holdings Limited
Statements of cash flows

Acquisitions and disposals of businesses

	For the period ended December 31,
	2011		2010		2009
(In $ million)	Acquisitions*	Disposals	Acquisitions	Disposals	Acquisitions**	Disposals
Inflow (outflow) of cash:
Cash receipts (payments)	(2,192)	—	(4,488)	33	4	—
Net cash (bank overdraft) acquired (disposed of)	144	—	102	—	—	—
Consideration received, satisfied in notes receivable	—	—	—	14	—	—
Consideration subject to post-closing adjustments**	—	—	—	1	3	—
	(2,048)	—	(4,386)	48	7	—
Cash and cash equivalents, net of bank overdrafts	(144)	—	(102)	—	—	—
Net gain on sale before reclassification from foreign currency translation reserve	—	—	—	(10)	—	—
Amounts reclassified from foreign currency translation reserve	—	—	—	1	—	—
Net assets (acquired) disposed of	(2,192)	—	(4,488)	39	7	—
Details of net assets (acquired) disposed of:
Cash and cash equivalents, net of bank overdrafts	(144)	—	(102)	—	—	—
Trade and other receivables	(361)	—	(475)	12	—	—
Current tax assets	(4)	—	(49)	—	—	—
Assets held for sale	(10)	—	—	—	—	—
Inventories	(350)	—	(557)	8	—	—
Derivative assets	(9)	—	—	—	—	—
Deferred tax assets	(6)	—	(38)	—	—	—
Property, plant and equipment	(1,526)	—	(1,443)	23	—	—
Intangible assets (excluding goodwill)	(2,463)	—	(2,719)	—	—	—
Goodwill	(1,754)	—	(2,931)	—	7	—
Other current and non-current assets	(36)	—	(60)	—	—	—
Investment in associates and joint ventures	(1)	—	—	3	—	—
Trade and other payables	720	—	425	(8)	—	—
Current tax liabilities	39	—	—	—	—	—
Loans and borrowings	2,851	—	1,485	—	—	—
Deferred tax liabilities	629	—	877	—	—	—
Provisions and employee benefits	233	—	1,071	—	—	—
Net assets (acquired)/disposed of	(2,192)	—	(4,516)	38	7	—
Gain on acquisition	—	—	10	—	—	—
Amounts reclassified from foreign currency translation reserve	—	—	—	1	—	—
Non-controlling interests	—	—	18	—	—	—
	(2,192)	—	(4,488)	39	7	—
Refer to note 33 for further details of acquisitions.

*
In accordance with IFRS 3 (revised) "Business Combinations," the information presented for the period ended December 31, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Graham Packaging acquisition. Refer to note 2.6.

**	The cash paid in 2009 was for the post-closing adjustments relating to the acquisition of CSI Guadalajara.

The statements of cash flows should be read in conjunction with the notes to the financial statements.

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

1.Reporting entity

Reynolds Group Holdings Limited (the “Company”) is a company domiciled in New Zealand and registered under the Companies Act 1993.

The financial statements of Reynolds Group Holdings Limited as of and for the period ended December 31, 2011, comprise the Company and its subsidiaries and their interests in associates and jointly controlled entities. Collectively, these entities are referred to as "the Group.”

The Group is principally engaged in the manufacture and supply of consumer food and beverage packaging and storage products, primarily in North America, Europe, Asia and South America.

The address of the registered office of the Company is c/o: Bell Gully, Level 22, Vero Centre, 48 Shortland Street, Auckland, New Zealand.

2.    Basis of preparation

The financial statements as of and for the year ended December 31, 2011 have been revised to reflect the finalization of the purchase accounting related to the acquisition of Graham Packaging. Refer to note 2.6 and note 33 for further information.

2.1    Statement of compliance

The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") and "IFRIC Interpretations" as issued by the International Accounting Standards Board ("IASB").

The financial statements were approved by the Board of Directors (the “Directors”) on November 13, 2012 in Chicago, Illinois (November 14, 2012 in Auckland, New Zealand).

2.2    Going concern

The financial statements have been prepared using the going concern assumption.

The statement of financial position as of December 31, 2011 presents negative equity of $181 million compared to positive equity of $264 million as of December 31, 2010. The movement to negative equity is primarily attributable to the current period loss. The total equity was reduced by the Group's accounting for the common control acquisitions of the Closures segment and Reynolds consumer products business in 2009, and of the Evergreen segment and Reynolds foodservice packaging business in 2010. The Group accounts for acquisitions under common control of its ultimate shareholder, Mr. Graeme Hart, using the carry-over or book value method. Under the carry-over or book value method, the business combinations do not change the historical carrying value of the assets and liabilities of the businesses acquired. The excess of the purchase price over the carrying values of the share capital acquired is recognized as a reduction to equity. As of December 31, 2011, the common control transactions had generated a cumulative reduction to equity of $1,561 million.

2.3    Basis of measurement

The financial statements have been prepared under the historical cost convention except for:

•	certain components of inventory which are measured at net realizable value;

•	defined benefit pension plan liabilities and post-employment medical plan liabilities which are measured under the projected unit credit method; and

•	certain assets and liabilities, such as derivatives, which are measured at fair value.

Information disclosed in the statement of comprehensive income, statement of changes in equity and statement of cash flows for the current period is for the twelve month period ended December 31, 2011. Information for the comparative periods is for the twelve month periods ended December 31, 2010 and December 31, 2009.

2.4    Presentation currency

These financial statements are presented in U.S. dollars (“$”), which is the Group’s presentation currency.

2.5    Use of estimates and judgements

The preparation of financial statements requires the Directors and management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses and disclosure of contingent assets and liabilities. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. These estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both the current and future periods.

Information about the significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements is described in note 4.

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

2.6    Comparative information

The valuation of the assets acquired and liabilities assumed from the acquisition of Graham Packaging was finalized in conjunction with the approval of these financial statements. This resulted in changes to the preliminary values of certain assets and liabilities recognized at the date of the acquisition on September 8, 2011. Refer to note 33 for additional details related to the acquisition of Graham Packaging. In accordance with the accounting policy as described in note 4.4, all adjustments on finalization of the purchase accounting have been recognized retrospectively to the acquisition date. The following table reflects certain elements of the Group's previously published statement of financial position and the revised amounts as a result of this retrospective purchase accounting adjustment:

(in $ million)	As previously reported	Adjustment	As revised
As of December 31, 2011
Current assets	4,054	(9)	4,045
Non-current assets	17,834	32	17,866
Total assets	21,888	23	21,911
Current liabilities	2,807	4	2,811
Non-current liabilities	19,258	23	19,281
Total liabilities	22,065	27	22,092
Net liabilities	(177)	(4)	(181)

As part of finalizing the purchase price allocation, goodwill of $140 million representing expected procurement synergies from integrating the Graham Packaging business into the Group was allocated to other business segments which are expected to benefit from the synergies (refer to note 33).

The finalization of this purchase accounting increased total other comprehensive loss, net of income tax, by $4 million for the period ended December 31, 2011. However, the finalization of this purchase accounting had no effect on the Group's profit after tax, statement of cash flows, EBITDA or Adjusted EBITDA for the period ended December 31, 2011.

During the year, the Group made an adjustment to correct an understatement of the pension plan asset for one of the SIG segment's defined benefit pension plans. The understated pension plan asset existed from the date of acquisition of the SIG segment in May 2007. This adjustment reduced net income in the Corporate/Unallocated segment by $6 million for the period ended December 31, 2011, and reduced goodwill by $53 million, increased other non-current assets by $56 million and increased deferred income tax liabilities by $9 million as of December 31, 2011. This adjustment has no effect on the statement of cash flows and no effect on the Group's Adjusted EBITDA for the period ended December 31, 2011, or any previously reported period. Further, the plan asset understatement did not have a material impact on any current or previously reported financial statements.

As disclosed in note 32, indirect subsidiaries of the Company acquired the business operations of the Closures segment and the Reynolds consumer products business on November 5, 2009. On May 4, 2010, indirect subsidiaries of the Company acquired the business operations of Evergreen. On September 1, 2010 indirect subsidiaries of the Company acquired the business operations of the Reynolds foodservice packaging business. Prior to these transactions, these businesses were under the common ownership of the ultimate sole shareholder, Mr. Graeme Hart. This type of transaction is defined as a business combination under common control, which falls outside of the scope of IFRS 3 (revised) “Business Combinations.” In accordance with the Group’s accounting policy for business combinations under common control, as outlined in note 3.1(d), the Group has compiled the comparative financial information as if the acquisition transactions had occurred from the earliest point that common control commenced.

3.    Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these financial statements by all Group entities.

3.1    Basis of consolidation

(a)    Subsidiaries
Subsidiaries are entities controlled by the parent of the Group. Control exists when the parent of the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are presently exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date control (or effective control) commences until the date that control ceases.

The Group has adopted IFRS 3 (revised) “Business Combinations” and IAS 27 “Consolidated and Separate Financial Statements” (2008) for each acquisition or business combination occurring on or after January 1, 2010. All business combinations occurring on or after January 1, 2010 are accounted for using the acquisition method, while those prior to this date are accounted for using the purchase method.
The acquisition method of accounting is used to account for the acquisition of third party subsidiaries and businesses by the Group for transactions completed on or after January 1, 2010. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of the acquisition, including the fair value of any contingent consideration and share-based payment awards (as measured in accordance with IFRS 2 “Share Based Payments”) of the acquiree that are mandatorily replaced as a result of

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

the transaction. Transaction costs that the Group incurs in connection with an acquisition are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured at their fair value at the acquisition date, irrespective of the extent of any non-controlling interests. Non-controlling interests are initially recognized at their proportionate share of the fair value of the net assets acquired.

During the measurement period an acquirer can report provisional information for a business combination if by the end of the reporting period in which the combination occurs the accounting is incomplete. The measurement period, however, ends at the earlier of when the acquirer has received all of the necessary information to determine the fair values or one year from the date of the acquisition.

The purchase method of accounting is used to account for the acquisition of subsidiaries and businesses by the Group for transactions completed prior to January 1, 2010. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of the acquisition, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value at the acquisition date, irrespective of the extent of any minority interests. Final values for a business combination are determined within twelve months of the date of the acquisition.
Refer to note 33 for disclosure of acquisitions in the current and comparative financial periods.
(b)    Associates
Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies (generally accompanying a shareholding of between 20% and 50% of the voting rights). Investments in associates are accounted for using the equity method of accounting (equity accounted investees) and are initially recognized at cost. Investments in associates include goodwill identified on acquisition, net of accumulated impairment losses (if any).
The Group's share of its associates' post-acquisition profits or losses and movements in other comprehensive income is recognized in the Group's statement of comprehensive income after adjustments (as required) are made to align the accounting policies of the associate with those of the Group. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to nil and the recognition of further losses is discontinued except to the extent that the Group has a financial obligation or has made payments on behalf of the investee.

(c)    Joint Ventures
Joint ventures are those operations, entities or assets in which the Group has joint control, established by contractual agreement and requiring unanimous consent for strategic, financial and operating decisions. Interests in jointly controlled entities are accounted for using the equity method of accounting (as described in note 3.1(b)).
Interests in jointly controlled assets and operations are reported in the financial statements by including the Group's share of assets employed in the joint venture, the share of liabilities incurred in relation to the joint venture and the share of any expenses incurred in relation to the joint venture in their respective classification categories. Movements in reserves of joint ventures attributable to the Group are recognized in other comprehensive income in the statement of comprehensive income.

(d)    Transactions between entities under common control
Common control transactions arise between entities that are under the ultimate ownership of the common sole shareholder, Mr. Graeme Hart.
Certain transactions between entities that are under common control may not be transacted on an arm's length basis. Any gains or losses on these types of transactions are recognized directly in equity. Examples of such transactions include but are not limited to:

•	debt forgiveness transactions;

•	transfer of assets for greater than or less than fair value; and

•	acquisition or disposal of subsidiaries for no consideration or consideration greater than or less than fair value.

Acquisitions of entities under common control are accounted for as follows:

•	predecessor value method requires the financial statements to be prepared using predecessor book values without any step up to fair values;

•
premium or discount on acquisition is calculated as the difference between the total consideration paid and the book value of the issued capital of the acquired entity, and is recognized directly in equity as a component of a separate reserve;

•	the financial statements incorporate the acquired entities' results as if the acquirer and the acquiree had always been combined; and

•
the results of operations and cash flows of the acquired entity are included on a restated basis in the financial statements from the date that common control originally commenced (i.e. from the date the business was acquired by Mr. Graeme Hart) as though the entities had always been combined from the common control date forward.

(e)    Transactions eliminated on consolidation
Intra-group balances and unrealized items of income and expense arising from intra-group transactions are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with associates are eliminated against the investment to the extent of the Group's interest in the investee. Unrealized losses are eliminated in the same manner as gains, but only to the extent that there is no evidence of impairment.

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

(f)    Transactions with non-controlling interests

The Group accounts for transactions with non-controlling interests as transactions with the equity owners of the Group. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Group ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.  If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income is reclassified to profit or loss where appropriate.

3.2    Foreign currency

(a)    Functional currency
Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the Company is NZ$.

(b)    Foreign currency transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency of the respective entities at the exchange rate at that date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at historical cost are translated to the functional currency of the respective entities at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency of the respective entities at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on translation are recognized in the statement of comprehensive income as a component of the profit or loss, except for differences arising on the translation of available-for-sale equity instruments or a financial liability designated as a hedge of the net investment in a foreign operation (refer to (c) below).

(c)    Foreign operations

The results and financial position of those entities that have a functional currency different from the presentation currency of the Group are translated into the Group's presentation currency as follows:

(i)	assets and liabilities for each statement of financial position presented are translated at the closing rate at the reporting date of the statement of financial position;

(ii)	income and expense items for each profit or loss item are translated at average exchange rates;

(iii)	items of other comprehensive income are translated at average exchange rates; and

(iv)	all resulting exchange differences are recognized as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities and of borrowings and other currency instruments designated as hedges of such investments are recognized as a component of equity and included in the foreign currency translation reserve. When a foreign operation is sold, such exchange differences are recognized in the statement of comprehensive income as a component of the profit or loss as part of the gain or loss on the sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated on this basis.

3.3    Non-derivative financial instruments

Non-derivative financial instruments comprise cash and cash equivalents, receivables, available-for-sale financial assets, trade and other payables and interest bearing borrowings.

A non-derivative financial instrument is recognized if the Group becomes a party to the contractual provisions of the instrument. Non-derivative financial assets are derecognized if the Group's contractual rights to the cash flows from the financial assets expire or if the Group transfers the financial asset to another party without retaining control or substantially all the risks and rewards of the asset. Non-derivative financial liabilities are derecognized if the Group's obligations specified in the contract expire or are discharged or cancelled.

Non-derivative financial instruments are recognized initially at fair value plus, for instruments not at fair value through the profit or loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as described below.

Non-derivative financial instruments are recognized on a gross basis unless a current and legally enforceable right to off-set exists and the Group intends to either settle the instrument net or realize the asset and liability simultaneously.

Upon initial acquisition the Group classifies its financial instruments in one of the following categories, which is dependent on the purpose for which the financial instruments were acquired.

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

(a)    Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits held at call with banks and other short-term highly liquid investments with maturities of less than three months. Bank overdrafts are included within borrowings and are classified as current liabilities on the statement of financial position except if these are repayable on demand, in which case they are included separately as a component of current liabilities. In the statement of cash flows, overdrafts are included as a component of cash and cash equivalents.

(b)    Financial instruments at fair value through profit or loss

An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the Group manages such investments and makes purchase and sale decisions based on the instrument's fair value. Upon initial recognition (at the trade date) attributable transaction costs are recognized in the statement of comprehensive income as a component of the profit or loss. Subsequent to initial recognition, financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognized in the statement of comprehensive income as a component of the profit or loss.

(c)    Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for instruments with maturities greater than twelve months from the reporting date, which are classified as non-current assets. The Group's loans and receivables comprise trade and other receivables (including related party receivables) which are stated at their cost less impairment losses.

(d)    Other liabilities

Other liabilities comprise all non-derivative financial liabilities that are not disclosed as liabilities at fair value through profit or loss. Other liabilities are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the reporting date. The Group's other liabilities comprise trade and other payables and interest bearing borrowings, including those with related parties. The Group's other liabilities are measured as follows:

(i)	Trade and other payables
Subsequent to initial recognition trade and other payables are stated at amortized cost using the effective interest method.

(ii)	Interest bearing borrowings including related party borrowings
On initial recognition, borrowings are measured at fair value less transaction costs that are directly attributable to borrowings. Subsequent to initial recognition interest bearing loans and borrowings are measured at amortized cost using the effective interest method.

3.4    Derivative financial instruments
A derivative financial instrument is recognized if the Group becomes a party to the contractual provisions of an instrument at the trade date.
Derivative financial instruments are initially recognized at fair value (which includes consideration of credit risk where applicable), and transaction costs are expensed as incurred. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on remeasurement to fair value is recognized in the statement of comprehensive income as a component of the profit or loss unless the derivative financial instruments qualify for hedge accounting. If a derivative financial instrument qualifies for hedge accounting, recognition of any resulting gain or loss depends on the nature of the hedging relationship (see below).
Derivative financial instruments are recognized on a gross basis unless a current and legally enforceable right to off-set exists.
Derivative financial assets are derecognized if the Group's contractual rights to the cash flows from the instrument expire or if the Group transfers the financial asset to another party without retaining control or substantially all the risks and rewards of the asset.
Derivative financial liabilities are derecognized if the Group's obligations specified in the contract expire or are discharged or cancelled.

(a)    Cash flow hedges

Changes in the fair value of a derivative financial instrument designated as a cash flow hedge are recognized directly in equity as a component of other comprehensive income to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in the statement of comprehensive income as a component of the profit or loss for the period.

If a hedging instrument no longer meets the criteria for hedge accounting or it expires, is sold, terminated or exercised, then hedge accounting is discontinued prospectively. At this point in time, the cumulative gain or loss previously recognized in equity remains there until the forecast transaction occurs. When the hedged item is a non-financial asset, the amount recognized in equity is transferred to the carrying amount of the asset when it is recognized. In all other cases the amount recognized in equity is transferred within the statement of comprehensive income in the same period that the hedged item affects this statement and is recognized as part of financial income or expenses. If the forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred within the statement of comprehensive income and is recognized as part of financial income or expenses in the profit or loss.

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

(b)    Fair value hedges

Changes in the fair value of a derivative financial instrument designated as a fair value hedge are recognized in the statement of comprehensive income as a component of the profit or loss in financial income or expenses together with any changes in the fair value of the hedged assets or liabilities that are attributable to the hedged risk.

(c)    Embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately if the following conditions are met:

(i)	the economic characteristics and risks of the host contract and the embedded derivative are not closely related;

(ii)	a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and

(iii)	the combined instrument is not measured at fair value through profit or loss.

At the time of initial recognition of the embedded derivative an equal adjustment is also recognized against the host contract. The adjustment against the host contract is amortized over the remaining life of the host contract using the effective interest method.

Any embedded derivatives that are separated are measured at fair value with changes in fair value recognized through net financial expenses in the statement of comprehensive income as a component of the profit or loss.

3.5    Inventories

(a)    Raw materials, work in progress and finished goods

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted average principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(b)    Engineering and maintenance materials

Engineering and maintenance materials (representing either critical or long order components) are measured at the lower of cost and net realizable value. The cost of these inventories is based on the weighted average principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. Net realizable value is determined with reference to the cost of replacement of such items in the ordinary course of business compared to the current market prices.

3.6    Property, plant and equipment

(a)    Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and impairment losses (if any).

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of property, plant and equipment acquired in a business combination is determined by reference to its fair value at the date of acquisition (refer to note 3.1(a)). The cost of self-constructed assets includes the cost of materials and direct labor and any other costs directly attributable to bringing the asset to a working condition for its intended use. Cost may also include transfers from equity of any gains or losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

(b)    Assets under construction

Assets under construction are transferred to the appropriate asset category when they are ready for their intended use. Assets under construction are not depreciated but tested for impairment at least annually or when there is an indication of impairment.

(c)    Reclassification to investment property

When the use of a property changes from owner-occupied to investment property, the property is reclassified to investment property at its carrying value at the date of transfer.

(d)    Borrowing costs

Borrowing costs directly attributable to the acquisition or construction of an item of property, plant and equipment are capitalized until such time as the assets are substantially ready for their intended use. The interest rate used equates to the effective interest rate on debt where general borrowings are used or the relevant interest rate where specific borrowings are used to finance the construction.

(e)    Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within that part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in the statement of comprehensive income as a component of the profit or loss as incurred.

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

(f)    Depreciation

Depreciation is recognized in the statement of comprehensive income as a component of profit or loss on a straight-line basis over the estimated useful life of the asset. Land is not depreciated.

The estimated useful lives for the material classes of property, plant and equipment are as follows:

•	Buildings 20 to 50 years

•	Plant and equipment 3 to 25 years

•	Furniture and fittings 3 to 20 years

Depreciation methods, useful lives and residual values are reassessed on an annual basis.

Gains and losses on the disposal of items of property, plant and equipment are determined by comparing the proceeds (if any) at the time of disposal with the net carrying amount of the asset.

3.7    Investment property

Investment property is property held either to earn rental income or for capital appreciation or for both. Investment property is measured at cost less accumulated depreciation and impairment losses (if any). Investment properties are depreciated on a straight-line basis over 30 to 40 years.

3.8    Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

(a)    The Group as lessor - finance leases

Amounts due from lessees under finance leases are recorded as receivables at the amount of the Group's net investment in the leases.

(b)    The Group as lessee - finance leases

Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. The corresponding liability to the lessor is included within loans and borrowings as a finance lease obligation. Subsequent to initial recognition the liability is accounted for in accordance with the accounting policy described in note 3.3(d)(ii) and the asset is accounted for in accordance with the accounting policy applicable to that asset.

3.9    Intangible assets

(a)    Goodwill

Goodwill arises on the acquisition of subsidiaries, associates, joint ventures and business operations and is recognized at the date that control is acquired (the acquisition date). Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer's previously-held equity interest (if any) in the acquiree over the fair value of the identifiable net assets recognized.

If the Group's interest in the fair value of the acquiree's identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer's previously-held equity interest (if any) in the acquiree, the excess is recognized immediately in the statement of comprehensive income as a component of the profit or loss as a bargain purchase gain.

Goodwill is measured at cost less accumulated impairment losses (if any) and is tested at least annually for impairment. Goodwill is not amortized and is monitored for impairment testing at the segment level, which is the lowest level within the Group at which goodwill is monitored for internal management purposes. The allocation is made to the operations that are expected to benefit from the business combination in which the goodwill arose after the allocation of purchase consideration is finalized.

In respect of joint ventures and investments accounted for using the equity method, the carrying amount of goodwill is included in the carrying amount of the investment.

(b)    Trademarks

Trademarks are measured at cost less accumulated amortization and impairment losses (if any) with the exception of the SIG Combibloc, Reynolds, Hefty, Pactiv Foodservice, Blue Ridge, Evergreen and Graham Packaging trade names which are recognized at cost less accumulated impairment losses (if any). These trade names are considered indefinite life assets as they represent the value accumulated in the brand, which is expected to continue indefinitely into the future. Trademarks are tested at least annually for impairment.

(c)    Customer relationships

Customer relationships represent the value attributable to purchased long-standing business relationships which have been cultivated over the years with customers.  These relationships are recognized at cost and amortized using the straight-line method over the estimated remaining useful lives of the relationships, which are based on customer attrition rates and projected cash flows.

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

(d)    Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technological knowledge and understanding, is recognized in the statement of comprehensive income as a component of the profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technologically and commercially feasible, future economic benefits are probable and the Group intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use. Other development expenditure is recognized in the statement of comprehensive income as a component of the profit or loss as incurred.

Intangible assets arising from development activities are measured at cost less accumulated amortization and accumulated impairment losses (if any).

(e)    Other intangible assets

Other intangible assets comprise permits, software, technology, patents and rights to supply. Other intangible assets that have finite useful lives are carried at cost less accumulated amortization and impairment losses (if any). Other intangible assets that have indefinite useful lives are carried at costs less impairment losses (if any).

(f)    Subsequent expenditures

Subsequent expenditure in respect of intangible assets is capitalized only when the expenditure increases the future economic benefits embodied in the specific asset to which the expenditure relates and it can be reliably measured. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in the statement of comprehensive income as a component of the profit or loss as incurred.

(g)    Amortization

Amortization is recognized in the statement of comprehensive income as a component of the profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill and indefinite life intangibles, from the date that the intangible assets are available for use.

The estimated useful lives for the material classes of intangible assets are as follows:

•	Software/technology 3 to 15 years

•	Patents 5 to 14 years

•	Rights to supply up to a maximum of 6 years

•	Customer relationships 6 to 25 years

•	Trademarks 5 to 15 years

3.10    Impairment

The carrying amounts of the Group's assets are reviewed regularly and at least annually to determine whether there is any objective evidence of impairment. An impairment loss is recognized whenever the carrying amount of an asset, cash generating unit (CGU) or group of CGUs exceeds its recoverable amount. Impairment losses directly reduce the carrying amount of assets and are recognized in the statement of comprehensive income as a component of the profit or loss.

(a)    Impairment of loans and receivables

The recoverable amount of the Group's loans and receivables carried at amortized cost is calculated with reference to the present value of the estimated future cash flows, discounted at the original effective interest rate (i.e. the effective interest rate computed at the date of initial recognition of these financial assets). Receivables with a short duration are not discounted.

Impairment losses on individual instruments that are considered significant are determined on an individual basis through an evaluation of the specific instruments' exposures. For trade receivables which are not significant on an individual basis, impairment is assessed on a portfolio basis taking into consideration the number of days overdue and the historical loss experiences on a portfolio with a similar number of days overdue.
The criteria that the Group uses to determine whether there is objective evidence of an impairment loss include:

•	significant financial difficulty of the issuer or obligor;

•	a breach of contract, such as default or delinquency in respect of interest or principal repayment; or

•	observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio.

(b)    Non-financial assets

The carrying amounts of the Group's non-financial assets, including goodwill and indefinite life intangible assets, are reviewed at least annually to determine whether there is any indication of impairment. If any such indicators exist then the asset or CGU's recoverable amount is estimated. For goodwill and intangible assets that have indefinite lives or that are not yet available for use, recoverable amounts are estimated at least annually and whenever there is an indication that they may be impaired.

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount. A CGU is the smallest identifiable asset group that generates cash flows that are largely independent from other assets and groups. Impairment losses are recognized in the statement of comprehensive income as a component of the profit or loss. Impairment losses recognized in respect of a segment are allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to reduce the carrying amount of the other non-financial assets in the CGU on a pro-rata basis.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In assessing the fair value less cost to sell, the forecasted future Adjusted EBITDA to be generated by the asset or segment being assessed is multiplied by a relevant market indexed multiple.

In respect of assets other than goodwill, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's revised carrying amount will not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized.

3.11    Assets and liabilities classified as held for sale

Assets (or disposal groups comprising assets and liabilities) that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale. Immediately before classification as held for sale, the assets or components of a disposal group are remeasured in accordance with the Group's accounting policies. Thereafter the assets (or disposal groups) are measured at the lower of their carrying amount or fair value less costs to sell. Upon reclassification the Group ceases to depreciate or amortize non-current assets classified as held for sale. Any impairment loss on a disposal group is first allocated to goodwill and then to the remaining assets on a pro-rata basis, except that no loss is allocated to inventories, financial assets, deferred tax assets, employee benefit plan assets, and investment property, which continue to be measured in accordance with the Group's accounting policies. Impairment losses on initial classification of an asset to being held for sale and subsequent gains or losses on remeasurement are recognized in the statement of comprehensive income as a component of the profit or loss. Gains are not recognized in excess of any prior cumulative impairment losses.

3.12    Employee benefits

(a)    Pension obligations
The Group operates various defined contribution and defined benefit plans.

(i)    Defined contribution plans
A defined contribution plan is a plan under which the employee and the Group pay fixed contributions to a separate entity. The Group has no legal or constructive obligation to pay further contributions in relation to an employee's service in the current and prior periods. The Group's contributions are recognized in the statement of comprehensive income as a component of the profit or loss as incurred.

(ii)    Defined benefit plans
A defined benefit plan is a pension plan that is not a defined contribution plan. Typically defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on factors such as age, years of service and compensation.
The Group's net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of the future benefits that employees have earned in return for their service in the current and prior periods. These benefits are then discounted to determine the present value of the Group's obligations and are then adjusted for the impact of any unrecognized past service costs. The Group's net obligation is then determined with reference to the fair value of the plan assets (if any). The discount rate used is the yield on bonds that are denominated in the currency in which the benefits will be paid and that have maturity dates approximating the terms of the Group's obligations. The calculations are performed by qualified actuaries using the projected unit credit method.
Past service costs are recognized immediately in the statement of comprehensive income as a component of the profit or loss, unless the changes to the plans are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case the past service costs are amortized on a straight-line basis over the vesting period.
Actuarial gains and losses are recognized in the statement of comprehensive income as component of profit or loss when the cumulative unrecognized actuarial gains and losses exceed 10% of the greater of the present value of the defined benefit obligation and the fair value of the plan assets. These gains or losses are amortized on a straight-line basis over the expected remaining service lives of employees participating in the plan.
Refer to note 3.23 (b) for details on an amendment to existing IFRS guidance with respect to the accounting for defined benefit post-employment plans.

(b)    Short-term employee benefits
Short-term employee benefits are measured on an undiscounted basis and are expensed in the statement of comprehensive income as a component of the profit or loss as the related services are provided. A provision is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans and outstanding annual leave balances if the Group has a present legal or constructive obligation to pay this amount as a result of past services provided by the employee and the obligation can be estimated reliably.

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

(c)    Post-employment medical plans
In certain jurisdictions the Group sponsors a number of defined benefit medical plans for certain existing employees and retirees. Typically these plans are unfunded and define a level of medical care that the individual will receive.
The Group's net obligation is calculated separately for each plan by estimating the current and future use of these services by eligible employees, the current and expected future medical costs associated with such services which are discounted to determine their present value and any unrecognized past service costs. The discount rate used is the yield on bonds that are denominated in the currency and jurisdiction in which the benefits will be paid and that have maturity dates approximating the terms of the Group's obligations. The calculations are performed by qualified actuaries using the projected unit credit method with the use of mortality tables published by government agencies.
Past-service costs are recognized immediately in the statement of comprehensive income as a component of the profit or loss unless changes to a plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case the past-service costs are amortized on a straight-line basis over the vesting period.

(d)    Other long-term employee benefits

The Group's net obligation in respect of long-term employee benefits, other than pension plans and post-employment medical plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods, discounted to determine the present value of the Group's obligation. The discount rate used is the yield on bonds that are denominated in the currency and jurisdiction in which the benefits will be paid and that have maturity dates approximating the terms of the Group's obligations. The calculation is performed by qualified actuaries using the projected unit credit method. Any actuarial gains or losses are recognized in the statement of comprehensive income as a component of the profit or loss in the period in which they arise.

(e)    Termination benefits

Termination benefits are recognized as an expense when the Group is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date. Termination benefits for voluntary redundancies are recognized if the Group has made an offer encouraging voluntary redundancy, it is probable that the offer will be accepted and the number of acceptances can be estimated reliably.

(f)    Incentive compensation plans

The Group recognizes a liability and associated expense for incentive compensation plans based on a formula that takes into consideration certain threshold targets and the associated measures of profitability. The Group recognizes a provision when it is contractually obligated or when there is a past practice that has created a constructive obligation to its employees to fund such plans.

3.13    Provisions
A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefit will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. When discounting is used, the increase in the provision for the passage of time is recognized as a component of financial expense in the statement of comprehensive income as a component of the profit or loss.

(a)    Warranties

A provision for warranties is recognized when the underlying products or services are sold. The provision is based on historical warranty data and a weighting of all possible outcomes against their associated probabilities.

(b)    Business closure and rationalization
A provision for business closure and rationalization is recognized when the Group has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been publicly announced. Business closure and rationalization provisions can include such items as employee severance or termination pay, site closure costs and onerous leases. Future operating costs are not provided for.

3.14    Self-insured employee obligations

(a)    Self-insured employee workers' compensation
The Group is self-insured in respect of its workers' compensation obligations in the United States. As a component of its self-insured status the Group also maintains insurance coverage through third parties for large claims at levels that are customary and consistent with industry standards for groups of similar size. As of December 31, 2011, there are a number of outstanding claims that are routine in nature. The estimated incurred but unpaid liabilities relating to these claims are included in provisions.

(b)    Self-insured employee health insurance

The Group is self-insured for certain employee health insurance. The Group also maintains insurance coverage for large claims at levels that are customary and consistent with industry standards for companies of similar size. As of December 31, 2011, there are a number of outstanding claims that are routine in nature. The estimated incurred but unpaid liabilities (based on the Group's historical claims) relating to these claims are included in trade and other payables.

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

3.15    Dividends
Dividends to the Group's shareholder are recognized as a liability in the Group's financial statements in the period in which the dividends are declared.

3.16    Share capital
Common stock and ordinary shares are classified as equity. Costs directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds.

3.17    Revenue

(a)    Sale of goods
Revenue from the sale of goods is measured at the fair value of the consideration received or receivable net of returns and allowances, trade discounts, volume rebates and other customer incentives. Revenue is recognized when the significant risks and rewards of ownership have been substantially transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods.
Transfers of risks and rewards of ownership vary depending on the individual terms of the contract of sale. This occurs either upon shipment of the goods or upon receipt of the goods and/or their installation at a customer location.

(b)    Lease income

Payments received under finance leases are apportioned between finance income and the reduction of the outstanding receivable balance. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group's net investment outstanding in respect of the leases.
Lease income from operating leases is recognized on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized on a straight-line basis over the lease term.

3.18    Lease payments

Minimum lease payments made under finance leases are apportioned between the finance charges and the reduction of the outstanding liability. The finance charges which are recognized in the statement of comprehensive income as a component of the profit or loss are allocated to each period during the lease term so as to produce a constant rate of interest on the remaining balance of the liability. Contingent lease payments are accounted for in the periods in which the payments are incurred.
Payments made under operating leases are recognized in the statement of comprehensive income as a component of the profit or loss on a straight-line basis over the term of the lease, except when another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent lease payments arising under operating leases are recognized as an expense in the period in which the payments are incurred. Presently, all payments under operating leases are recognized on a straight-line basis over the term of the lease in the statement of comprehensive income.
In the event that lease incentives are received to enter into an operating lease, such incentives are deferred and recognized as a liability. The aggregated benefits of the lease incentives are recognized as a reduction to the lease expenses on a straight line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

3.19    Financial income and expenses

Financial income comprises interest income, foreign currency gains, and gains on derivative financial instruments in respect of financing activities that are recognized in the statement of comprehensive income as a component of the profit or loss. Interest income is recognized as it accrues using the effective interest method.

Financial expenses comprise interest expense, foreign currency losses, impairment losses recognized on financial assets (except for trade receivables) and losses in respect of financing activities on derivative instruments that are recognized in the statement of comprehensive income as a component of the profit or loss. All borrowing costs not qualifying for capitalization are recognized in the statement of comprehensive income as a component of the profit or loss.

3.20    Income tax

Income tax expense comprises current and deferred tax. Income tax expense is recognized in the statement of comprehensive income as a component of the profit or loss except to the extent that it relates to items recognized directly in equity or other comprehensive income, in which case it is recognized with the associated items on a net basis.

Current tax is the expected tax payable on the taxable income for the period using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous periods.

Deferred tax is recognized using the balance sheet method providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the carrying amounts for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of goodwill, the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that they probably will not reverse in the foreseeable future and the Group is in a position to control the timing of the reversal of the temporary

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

differences. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend is recognized. Deferred income tax assets and liabilities in the same jurisdiction are off-set in the statement of financial position only to the extent that there is a legally enforceable right to off-set current tax assets and current tax liabilities and the deferred balances relate to taxes levied by the same taxing authority and are expected either to be settled on a net basis or realized simultaneously.

3.21    Sales tax, value added tax and goods and services tax

All amounts (including cash flows) are shown exclusive of sales tax, value added tax ("VAT") and goods and services tax ("GST") to the extent the taxes are reclaimable, except for receivables and payables that are stated inclusive of sales tax, VAT and GST.

3.22    Discontinued operations

A discontinued operation is a component of the Group's business that represents a separate major line of business or geographical area of operation that has been disposed of or is held for sale, or is a subsidiary or business acquired exclusively with a view to resale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. When an operation is classified as a discontinued operation, the comparative statement of comprehensive income is re-presented as if the operation had been discontinued from the start of the comparative period.

3.23    New and revised standards and interpretations

(a)	Interpretations and amendments to existing standards effective in 2011

During 2011, certain interpretations and standards which had not previously been early adopted were mandatory for the Group. This included improvements to various IFRSs 2010 - various standards (effective for financial reporting periods beginning on or after July 1, 2010 and January 1, 2011). The adoption of the revisions to existing standards did not have a material impact on the financial statements of the Group for the period ended December 31, 2011.

(b)	Standards and amendments to existing standards that are not yet effective and have not been early adopted by the Group

The following standards and amendments to existing standards are not yet effective for the period ended December 31, 2011, and have not been applied in preparing these consolidated financial statements:

IFRS 9 “Financial Instruments” is the replacement of IAS 39 “Financial Instruments: Recognition and Measurement.” IFRS 9 introduces new requirements for classifying and measuring financial assets that must be applied starting January 1, 2015, with early adoption permitted. The Group is currently evaluating the impact of IFRS 9 on its financial statements.

On May 12, 2011, the IASB released IFRS 10 “Consolidated Financial Statements,” IFRS 11 “Joint Arrangements,” IFRS 12 “Disclosure of Interests in Other Entities” and IFRS 13 “Fair Value Measurement” as part of its new suite of consolidation and related standards, replacing and amending a number of existing standards and pronouncements. Each of these standards is effective for annual reporting periods beginning on or after January 1, 2013, with early adoption permitted.

IFRS 10 introduces a new approach to determining which investments should be consolidated and supersedes the requirements of IAS 27 “Consolidated and Separate Financial Statements” and SIC-12 “Consolidation - Special Purpose Entities.” Under the requirements of this new standard, the basis for consolidation is control regardless of the nature of the investee. The IASB has provided a series of indicators to determine control which requires judgment to be exercised in making the assessment of control. The new standard also introduces the concept of de facto control, provides greater guidance on the assessment of potential voting rights, while also requiring control to be assessed on a continuous basis where changes arise that do not merely result from a change in market conditions.

IFRS 11 overhauls the accounting for joint arrangements (previously known as joint ventures) and directly supersedes IAS 31 “Interests in Joint Ventures” while amending IAS 28 (2011) “Investments in Associates and Joint Ventures.” Under the requirements of the new standard, jointly controlled entities are either accounted for (without choice) using the equity or proportional consolidation method (depending if separation can be established legally or through another form), whereas joint ventures (previously referred to as jointly controlled operations and jointly controlled assets) must be accounted for using the proportional consolidation method.

IFRS 12 combines into a single standard the disclosure requirements for subsidiaries, associates and joint arrangements and unconsolidated structured entities. Under the expanded and new disclosure requirements, information is required to be provided to enable users to evaluate the nature of the risks associated with a reporting entity's interest in other entities and the effect those interests can have on the reporting entity's financial position, performance and cash flow. In addition, the standard introduces new disclosures about unconsolidated structured entities.

IFRS 13 defines the concept of fair value and establishes a framework for measuring fair value, while setting the disclosure requirements for fair value measurement. The new standard focuses on explaining how to measure fair value when required by other IFRS. Prior to the introduction of IFRS 13 there was no single source of guidance on fair value measurement.

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

On June 16, 2011, the IASB published an amendment to IAS 19 “Employee Benefits,” which removes certain options in respect of the accounting for defined benefit post-employment plans, while introducing certain other new measurement and disclosure requirements. Under the requirements of the amended standard, the IASB now requires the immediate recognition of all actuarial gains and losses as a component of other comprehensive income, effectively removing the ability to defer and leave unrecognized those amounts that were previously permitted under the corridor method. In connection with this amendment, the IASB has also provided additional guidance on the level of aggregated disclosure permitted when plans with differing criteria are presented on a consolidated basis, while also revising the basis under which finance costs are to be determined in connection with defined benefit plans. In addition to these changes, the new standard has also introduced further measures to distinguish between short and long-term employee benefits and additional guidance in terms of the recognition of termination benefits.

Revised IAS 19 will be effective January 1, 2013. At that time, the Group will be required to cease using the corridor method of accounting for defined benefit pension plans and certain other post-employment benefit plans. With the assistance of external actuaries, the Group is in the process of quantifying the impact of this required change in accounting policy. The removal of the corridor method will require the recognition of $484 million of additional liabilities for the Group's pension plans on the statement of financial position as of December 31, 2011. Under the new accounting requirements, the earnings on plan assets are capped at long-term bond rates used in determining the discount rate. This is expected to reduce the Group's reported profit after tax. Efforts are ongoing to quantify this impact. As required by the Group's borrowing agreements, the measurements in the Group's financial covenants will continue to be performed using historical accounting policies.

In addition, on June 16, 2011, the IASB also published an amendment to IAS 1 “Presentation of Financial Statements.” Under the requirements of the amended standard, the IASB requires an entity to present amounts recognized in other comprehensive income that the entity expects will be reclassified to the statement of comprehensive income in the future (even if contingent on future events) separately from those amounts that will never be reclassified. In addition, the amendment proposes a change in the title of the statement of comprehensive income to the statement of profit or loss and other comprehensive income but allows entities the ability to use other titles.

The requirements of the amended IAS 1 must be applied to the financial year beginning on or after January 1, 2013, with early adoption permitted. The Group is currently evaluating the effects of the amendment to IAS 1 on its financial statements.

On December 16, 2011, the IASB published amendments to IFRS 7 “Financial Instruments: Disclosures — Offsetting Financial Assets and Financial Liabilities" and IAS 32 “Financial Instruments: Presentation — Offsetting Financial Assets and Financial Liabilities." The amendments are intended to clarify existing application issues relating to the offsetting rules and reduce the level of diversity in current practice. The amendments clarify the meaning of "currently has a legally enforceable right of set off" and “simultaneous realization and settlement.” Additional disclosures are also required about right of offset and related arrangements.
The requirements of the amended IFRS 7 must be applied to the financial year beginning on or after January 1, 2013 and of amended IAS 32 must be applied to the financial year beginning on or after January 1, 2014. Both require retrospective application for the comparative period. The Group is currently evaluating the effects of the amendments to IFRS 7 and IAS 32 on its financial statements.

4.    Critical accounting estimates and assumptions

In the process of applying the Group's accounting policies management has made certain estimates and assumptions about the carrying values of assets and liabilities, income and expenses and the disclosure of contingent assets and liabilities. The key assumptions concerning the future and other key sources of uncertainty in respect of estimates at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial reporting period are:

4.1    Impairment of assets

(a)    Goodwill and indefinite life intangible assets

Determining whether goodwill is impaired requires estimation of the recoverable values of a segment, which is the lowest level within the Group at which goodwill is monitored for internal management purposes.  Determining whether indefinite life intangible assets are impaired requires estimation of the recoverable values of a CGU or group of CGUs to which these assets have been allocated. Recoverable values have been based on the higher of fair value less costs to sell or on value in use (as appropriate for the segment being reviewed). Significant judgment is involved with estimating the fair value of a segment. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the segment and a suitable discount rate in order to calculate present value. Details regarding the carrying amount of goodwill and indefinite life intangible assets and the assumptions used in impairment testing are provided in note 22.

(b)    Other assets

Other assets, including property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. A change in the Group's intended use of certain assets, such as a decision to rationalize manufacturing locations, may trigger a future impairment.

4.2    Income taxes

The Group is subject to income taxes in multiple jurisdictions which require significant judgment to be exercised in determining the Group's provision for income taxes. There are a number of transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Current tax liabilities and assets are recognized at the amount expected to be paid to or recovered from the taxation authorities. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

4.3    Realization of deferred tax assets

The Group assesses the recoverability of deferred tax assets with reference to estimates of future taxable income. To the extent that actual taxable income differs from management's estimate of future taxable income, the value of recognized deferred tax assets may be affected. Deferred tax assets have been recognized to offset deferred tax liabilities to the extent that the deferred tax assets and liabilities are expected to be realized in the same jurisdiction and reporting period. Deferred tax assets have also been recognized based on management's best estimate of the recoverability of these assets against future taxable income.

4.4    Finalization of provisional acquisition accounting

Following a business combination, the Group has a period of not more than twelve months from the date of acquisition to finalize the acquisition date fair values of acquired assets and liabilities, including the valuations of identifiable intangible assets and property, plant and equipment. The determination of fair value of acquired identifiable intangible assets and property, plant and equipment involves a variety of assumptions, including estimates associated with useful lives. In accordance with the accounting policy described in note 3.1(a), any adjustments on finalization of the preliminary purchase accounting are recognized retrospectively to the date of acquisition. Refer to note 33 for details of the finalization of the purchase accounting related to the acquisition of Graham Packaging.

4.5    Measurement of obligations under defined benefit plans

The Group operates a number of defined benefit pension plans. Amounts recognized under these plans are determined using actuarial methods. These actuarial valuations involve assumptions regarding long-term rates of return on pension fund assets, expected salary increases and the age of employees. These assumptions are reviewed at least annually and reflect estimates as of the measurement date.

Any change in these assumptions will impact the amounts reported in the statements of financial position, plus net pension expense or income that may be recognized in future years.

5.    Determination of fair values

A number of the Group's accounting policies and associated disclosures require the determination of fair values for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. Where applicable, further information regarding the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

5.1     Property, plant and equipment

The fair values of items of property, plant and equipment recognized as a result of a business combination are based on market values. The market value of property is the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm's length transaction after proper marketing, wherein the parties had each acted knowledgeably, prudently and without compulsion. The market value of items of plant, equipment, fixtures and fittings is based on the quoted market prices for similar items where available or based on the assessment of appropriately qualified independent valuers.

5.2     Intangible assets

The fair values of patents and trademarks acquired in a business combination are based on the discounted estimated royalty payments that have been avoided as a result of owning the patent or trademark. The fair values of other identifiable intangible assets are based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

5.3    Investment property

The fair values of investment property are based on active market prices adjusted, if necessary, for any differences in the nature, location or condition of the specific asset. If such information is not available, the Group uses alternative valuation methods such as recent prices in less active markets or discounted cash flow projections. These valuations are reviewed internally and by external valuers.

5.4    Inventory

The fair value of inventory acquired in a business combination is determined based on its estimated selling price in the ordinary course of business less the estimated costs of completion and sale.

5.5    Trade and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. Given the short-term nature of trade receivables the carrying amount is a reasonable approximation of fair value.

5.6    Derivatives

The fair value of forward exchange contracts is based on their listed market price, if available. If a listed market price is not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds).

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

The fair value of commodity and other price derivatives is based on a valuation model. The valuation model (which includes when relevant the consideration of credit risk) discounts the estimated future cash flows based on the terms and maturity of each contract using forward curves and market interest rates at the reporting date.

5.7    Non-derivatives financial liabilities

The fair value of non-derivative financial liabilities, which is determined for disclosure purposes, is calculated by discounting the future contractual cash flows at the current market interest rates that are available for similar financial instruments.

5.8    Pension and post-employment medical benefits

The valuation of the Group's defined benefit pension and post-employment medical plans is outlined in note 3.12(a)(ii).

5.9    Fair value of borrowings acquired

The fair value of borrowings acquired in business combinations is determined using quoted market prices or agreed redemption values at the date of acquisition.

6.    Segment reporting
IFRS 8 “Operating Segments” requires operating segments to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the Chief Operating Decision Maker (“CODM”) in order to allocate resources to the segment and to assess its performance.
The Group’s CODM are the officers and Directors of the Company. Information reported to the Group’s CODM for the purposes of resource allocation and assessment of segment performance is focused on six business segments that exist within the Group. The Group’s operating and reportable business segments under IFRS 8 are as follows:

•
SIG Combibloc — SIG Combibloc is a leading manufacturer of aseptic carton packaging systems for both beverage and liquid food products, ranging from juices and milk to soups and sauces. SIG supplies complete aseptic carton packaging systems, which include aseptic filling machines, aseptic cartons, spouts, caps and closures and related services.

•
Evergreen — Evergreen is a vertically integrated, leading manufacturer of fresh carton packaging for beverage products, primarily serving the juice and milk end-markets. Evergreen supplies integrated fresh carton packaging systems, which can include fresh cartons, spouts and filling machines. Evergreen produces liquid packaging board for its internal requirements and to sell to other manufacturers. Evergreen also produces paper products for commercial printing.

•
Closures — Closures is a leading manufacturer of plastic beverage caps, closures and high speed rotary capping equipment primarily serving the carbonated soft drink, non-carbonated soft drink and bottled water segments of the global beverage market.

•
Reynolds Consumer Products — Reynolds Consumer Products is a leading U.S. manufacturer of branded and store branded consumer products such as foil, wraps, waste bags, food storage bags, and disposable tableware and cookware. Prior to the Pactiv acquisition (refer to note 33), the Reynolds Consumer Products segment consisted solely of the Group's Reynolds consumer products business.

•
Pactiv Foodservice — Pactiv Foodservice is a leading manufacturer of foodservice and food packaging products. Pactiv Foodservice offers a comprehensive range of products including tableware items, takeout service containers, clear rigid-display packaging, microwaveable containers, foam trays, dual-ovenable paperboard containers, cups, molded fiber egg cartons, meat and poultry trays, plastic film and aluminum containers. Prior to the Pactiv acquisition (refer to note 33), the Pactiv Foodservice segment consisted solely of the Group’s Reynolds foodservice packaging business. Dopaco, which was acquired in May 2011, is being integrated with the Pactiv Foodservice segment.

•
Graham Packaging — Graham Packaging is a worldwide leader in the design, manufacture and sale of value-added, custom blow molded plastic containers for branded consumer products. Graham Packaging was acquired on September 8, 2011 (refer to note 33).

The CODM does not review the business activities of the Group based on geography.
The accounting policies applied by each segment are the same as the Group’s accounting policies. Results from operating activities represent the profit earned by each segment without allocation of central administrative revenues and expenses, financial income and expenses, and income tax benefit and expense.
The performance of the operating segments is assessed based on adjusted EBITDA. Adjusted EBITDA is defined as net profit before income tax expense, net financial expenses, depreciation and amortization, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write downs and equity method profit not distributed in cash.
Inter-segment pricing is determined with reference to prevailing market prices on an arm’s length basis, with the exception of Pactiv Foodservice's sales of Hefty and store brand products to Reynolds Consumer Products which are sold at cost.

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

Business segment reporting

	For the period ended December 31, 2011
(In $ million)	SIG Combibloc	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice *	Graham Packaging **	Corporate / unallocated ***	Total
Total external revenue	2,036	1,557	1,317	2,503	3,409	967	—	11,789
Total inter-segment revenue	—	46	12	56	39	—	(153)	—
Total segment revenue	2,036	1,603	1,329	2,559	3,448	967	(153)	11,789
Gross profit	439	224	207	611	524	62	(3)	2,064
Expenses and other income	(234)	(69)	(97)	(258)	(402)	(86)	(10)	(1,156)
Share of profit of associates and joint ventures	15	2	—	—	—	—	—	17
Earnings before interest and tax (“EBIT”)	220	157	110	353	122	(24)	(13)	925
Financial income								22
Financial expenses								(1,420)
Loss before income tax								(473)
Income tax benefit								56
Loss after income tax								(417)
Earnings before interest and tax (“EBIT”)	220	157	110	353	122	(24)	(13)	925
Depreciation and amortization	260	60	81	150	292	129	—	972
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	480	217	191	503	414	105	(13)	1,897

*
Represents the results of operations of the Reynolds foodservice packaging business and the Pactiv foodservice packaging business for the full year ended December 31, 2011 and the results of operations of Dopaco for the period from May 2, 2011 to December 31, 2011.

**	Represents the results of operations of Graham Packaging from September 8, 2011 to December 31, 2011.

***
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

	For the period ended December 31, 2011
(In $ million)	SIG Combibloc	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice *	Graham Packaging **	Corporate / unallocated ***	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	480	217	191	503	414	105	(13)	1,897
Included in EBITDA:
Asset impairment charges	4	—	1	—	7	—	—	12
Business acquisition and integration costs	—	—	—	5	45	9	26	85
Business interruption costs (recoveries)	2	—	1	(1)	—	—	—	2
Change of control payments	—	—	—	—	—	12	—	12
Equity method profit not distributed in cash	(8)	(2)	—	—	—	—	—	(10)
Gain on modification of plan benefits	—	—	—	—	—	—	(25)	(25)
Gain on sale of businesses	—	—	(5)	—	—	—	—	(5)
Impact of purchase price accounting on inventory and leases	—	—	—	—	5	27	—	32
Non-cash inventory charge	—	—	—	1	2	—	—	3
Non-cash pension expense (income)	—	—	—	3	4	—	(49)	(42)
Operational process engineering-related consultancy costs	—	—	—	17	21	—	4	42
Restructuring costs	2	—	5	11	48	3	19	88
SEC registration costs	—	—	—	—	—	—	6	6
Unrealized loss on derivatives	2	2	2	17	3	—	—	26
VAT and custom duties on historical imports	1	—	—	—	—	—	—	1
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	483	217	195	556	549	156	(32)	2,124
Segment assets ‡	3,218	1,398	1,774	4,916	5,892	5,755	(1,042)	21,911
Included in segment assets are:
Additions to property, plant and equipment	185	62	63	33	105	63	—	511
Additions to intangible assets	8	—	3	1	—	5	1	18
Additions to investment properties	4	—	—	—	—	—	—	4
Investments in associates and joint ventures	104	14	—	—	—	1	—	119
Segment liabilities ‡	2,031	412	804	1,396	861	3,958	12,630	22,092

*
Represents the results of operations of the Reynolds foodservice packaging business and the Pactiv foodservice packaging business for the full year ended December 31, 2011 and the results of operations of Dopaco for the period from May 2, 2011 to December 31, 2011.

**	Represents the results of operations of Graham Packaging from September 8, 2011 to December 31, 2011.

***
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions and balances between segments.

‡
In accordance with IFRS 3 (revised) "Business Combinations," the information presented as of December 31, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Graham Packaging acquisition. Refer to note 2.6.

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

	For the period ended December 31, 2010
(In $ million)	SIG Combibloc	Evergreen	Closures *	Reynolds Consumer Products **	Pactiv Foodservice ***	Corporate / unallocated ****	Total
Total external revenue	1,846	1,580	1,167	1,334	847	—	6,774
Total inter-segment revenue	—	3	7	44	77	(131)	—
Total segment revenue	1,846	1,583	1,174	1,378	924	(131)	6,774
Gross profit	464	209	185	327	65	—	1,250
Expenses and other income	(213)	(67)	(89)	(113)	(106)	(13)	(601)
Share of profit of associates and joint ventures	16	2	—	—	—	—	18
Earnings before interest and tax (“EBIT”)	267	144	96	214	(41)	(13)	667
Financial income							66
Financial expenses							(752)
Loss before income tax							(19)
Income tax expense							(78)
Loss after income tax							(97)

Earnings before interest and tax (“EBIT”)	267	144	96	214	(41)	(13)	667
Depreciation and amortization	243	62	79	62	58	—	504
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	510	206	175	276	17	(13)	1,171

*	Includes the results of operations of CSI Americas for the period from February 1, 2010 to December 31, 2010.

**
Represents the results of operations of the Reynolds consumer products business for the full year ended December 31, 2010 and the results of operations of the Hefty consumer products business for the period from November 16, 2010 to December 31, 2010.

***
Represents the results of operations of the Reynolds foodservice packaging business for the full year ended December 31, 2010 and the results of operations of the Pactiv foodservice packaging business for the period from November 16, 2010 to December 31, 2010.

****
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions and balances between segments.

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

	For the period ended December 31, 2010
(In $ million)	SIG Combibloc	Evergreen	Closures *	Reynolds Consumer Products **	Pactiv Foodservice ***	Corporate / unallocated ****	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	510	206	175	276	17	(13)	1,171
Included in EBITDA:
Adjustment related to settlement of a lease obligation	—	—	—	(2)	—	—	(2)
Asset impairment charges (reversals)	(1)	—	—	—	29	—	28
Black Liquor Credit	—	(10)	—	—	—	—	(10)
Business acquisition costs	—	1	1	—	—	10	12
Business interruption costs	—	—	2	—	—	—	2
CSI Americas gain on acquisition	—	—	(10)	—	—	—	(10)
Equity method profit not distributed in cash	(11)	(3)	—	—	—	—	(14)
Gain on sale of businesses and investment properties	(6)	(2)	—	—	(8)	—	(16)
Impact of purchase price accounting on inventories	—	—	—	25	38	—	63
Operational process engineering-related consultancy costs	—	2	—	6	—	—	8
Pension income	—	—	—	—	—	(5)	(5)
Related party management fees	—	1	—	—	—	—	1
Restructuring costs (recoveries)	11	—	3	(4)	(1)	—	9
Termination of supply agreement	—	—	—	—	7	—	7
Unrealized (gain) loss on derivatives	—	1	(1)	(2)	(1)	—	(3)
VAT and custom duties on historical imports	10	—	—	—	—	—	10
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	513	196	170	299	81	(8)	1,251
Segment assets	3,439	1,257	1,739	1,763	405	7,373	15,976
Included in segment assets are:
Additions to property, plant and equipment	151	47	82	13	10	12	315
Additions to intangible assets	13	—	—	5	—	—	18
Additions to investment properties	4	—	—	—	—	—	4
Investments in associates and joint ventures	97	13	—	—	—	—	110
Segment liabilities	2,073	392	1,167	1,161	197	10,722	15,712

*	Includes the results of operations of CSI Americas for the period from February 1, 2010 to December 31, 2010.

**
Represents the results of operations of the Reynolds consumer products business for the full year ended December 31, 2010 and the results of operations of the Hefty consumer products business for the period from November 16, 2010 to December 31, 2010.

***
Represents the results of operations of the Reynolds foodservice packaging business for the full year ended December 31, 2010 and the results of operations of the Pactiv foodservice packaging business for the period from November 16, 2010 to December 31, 2010.

****
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment and acquisition-related assets not allocated to specific segments. It also includes eliminations of transactions and balances between segments.

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

	For the period ended December 31, 2009
(In $ million)	SIG Combibloc	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Corporate / unallocated*	Total
Total external revenue	1,668	1,429	977	1,151	685	—	5,910
Total inter-segment revenue	—	—	3	39	54	(96)	—
Total segment revenue	1,668	1,429	980	1,190	739	(96)	5,910
Gross profit	410	376	161	222	47	3	1,219
Expenses and other income	(229)	(85)	(79)	(31)	(45)	(3)	(472)
Share of profit of associates and joint ventures	9	2	—	—	—	—	11
Earnings before interest and tax (“EBIT”)	190	293	82	191	2	—	758
Financial income							21
Financial expenses							(513)
Profit before income tax							266
Income tax expense							(149)
Profit after income tax							117

Earnings before interest and tax (“EBIT”)	190	293	82	191	2	—	758
Depreciation and amortization	250	64	73	63	52	—	502
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	440	357	155	254	54	—	1,260

*
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions and balances between segments.

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

	For the period ended December 31, 2009
(In $ million)	SIG Combibloc	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Corporate / unallocated*	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	440	357	155	254	54	—	1,260
Included in EBITDA:
Asset impairment charges	6	6	—	—	1	—	13
Black Liquor Credit	—	(214)	—	—	—	—	(214)
Business acquisition costs	—	1	—	—	—	—	1
Elimination of the effect of the historical Reynolds Consumer hedging policy	—	—	—	91	4	—	95
Equity method profit not distributed in cash	(8)	(2)	—	—	—	—	(10)
Inventory write-off arising on restructure	—	—	—	—	5	—	5
Korean insurance claim	—	(2)	—	—	—	—	(2)
Loss on sale of Baco assets	—	—	—	1	—	—	1
Manufacturing plant flood impact	—	—	—	5	—	—	5
Operational process engineering-related consultancy costs	—	13	—	—	—	—	13
Plant realignment costs	—	—	—	2	—	—	2
Related party management fees	—	3	—	—	—	—	3
Restructuring costs	38	3	3	5	9	—	58
Transition costs	—	—	—	24	—	—	24
Unrealized gain on derivatives	(4)	—	(10)	(102)	(13)	—	(129)
VAT and custom duties on historical imports	3	—	—	—	—	—	3
Write down of assets held for sale	—	1	—	—	—	—	1
Write off of receivables related to sale of Venezuela operations	—	1	—	—	—	—	1
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	475	167	148	280	60	—	1,130
Segment assets	4,025	1,316	1,432	1,670	512	(1,193)	7,762
Included in segment assets are:
Additions to property, plant and equipment	77	61	69	31	4	—	242
Additions to intangible assets	21	2	—	22	3	—	48
Additions to investment properties	2	—	—	—	—	—	2
Investments in associates and joint ventures	90	10	—	—	4	—	104
Segment liabilities	1,255	1,034	970	1,158	267	1,974	6,658

*
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions and balances between segments.

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

Information about geographic area

The Group's revenue from external customers and information about its segment assets (total non-current assets excluding financial instruments, non-current receivables, deferred tax assets and post-employment benefit assets) by geographical origin are detailed below. In presenting information on a geographical basis, revenue and assets have been based in the location of the business operations:

(In $ million)	USA	Remaining North American Region	Europe	Asia	South America	Other*	Total
Total external revenue
For the period ended December 31, 2011	7,990	628	1,742	941	375	113	11,789
For the period ended December 31, 2010	3,829	299	1,498	759	292	97	6,774
For the period ended December 31, 2009	3,279	230	1,483	656	249	13	5,910
Non-current assets
As of December 31, 2011	13,769	498	1,796	923	268	58	17,312
As of December 31, 2010	9,073	369	1,769	855	122	60	12,248

*
Other includes revenue from external customers and total non-current assets in New Zealand, where the Company is domiciled. Revenue from external customers in New Zealand was $102 million for the period ended December 31, 2011 (2010: $63 million; 2009: none). Total non-current assets in New Zealand were $33 million as of December 31, 2011 (2010: $32 million).

Information about major customers

The Group does not have revenue from transactions with a single external customer amounting to 10% or more of the Group's revenue.

Information about major product lines

Supplemental information on net sales by major product line is set forth below:

	For the period ended December 31,
(In $ million)	2011	2010	2009
Foodservice packaging	3,448	924	739
Aseptic carton packaging	2,036	1,846	1,668
Caps and closures	1,329	1,174	980
Waste and storage products	992	509	433
Cooking products	822	768	757
Tablewares	745	101	—
Cartons	775	755	757
Beverage containers	646	—	—
Liquid packaging board	441	416	336
Paper products	387	412	336
Household product containers	175	—	—
Other product containers	146	—	—
Inter-segment eliminations	(153)	(131)	(96)
Total revenue	11,789	6,774	5,910

7.    Revenue

	For the period ended December 31,
(In $ million)	2011	2010	2009
Sale of goods	11,699	6,692	5,845
Services	90	82	65
Total revenue	11,789	6,774	5,910

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

8.    Other income

	For the period ended December 31,
(In $ million)	2011	2010	2009
Adjustment related to settlement of a lease obligation	—	2	—
CSI Americas gain on acquisition	—	10	—
Gain on sale of businesses	5	—	—
Gain on sale of investment properties	—	16	—
Gain on sale of non-current assets	—	5	4
Income from facility management	12	11	15
Income from miscellaneous services	6	8	11
Insurance claims	6	—	4
Landfill tipping fees received	5	—	—
Rental income from investment properties	6	6	5
Royalty income	4	2	2
Sale of by-products	29	25	18
Unrealized gains on derivatives	—	4	129
Other	14	13	13
Total other income	87	102	201

9.    General and administration expenses

	For the period ended December 31,
(In $ million)	2011	2010	2009
Research and development expenses	(145)	(107)	(99)

Auditors' remunerations to PricewaterhouseCoopers, comprising:
Audit fees	(12)	(11)	(7)
Other audit related fees (a)	(7)	(5)	(5)
Tax fees (b)	(1)	(1)	(12)

(a)
Other audit related fees include services for the audit or review of financial information other than year end or interim financial statements (including audits of carve out financial statements for debt refinancing and covenant reporting under bank facilities).

(b)
In 2009, $12 million was incurred for tax advice from PricewaterhouseCoopers LLP regarding alternative fuel mixtures credits. These costs have been recognized as a component of cost of sales during the period ended December 31, 2009.

10.    Other expenses

		For the period ended December 31,
(In $ million)	Note	2011	2010	2009
Asset impairment charges		(12)	(29)	(13)
Business acquisition costs		(38)	(13)	—
Business integration costs		(43)	—	—
Net foreign currency exchange loss		(7)	(3)	(3)
Operational process engineering-related consultancy costs		(42)	(7)	(13)
Related party management fees	30	—	(1)	(3)
Restructuring costs		(88)	(9)	(58)
SEC registration costs		(6)	—	—
Unrealized losses on derivatives		(26)	—	—
VAT and custom duties on historical imports		(1)	(11)	(3)
Other		(5)	(7)	(3)
Total other expenses		(268)	(80)	(96)

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

11.    Personnel expenses

Personnel expenses recognized in the statements of comprehensive income were $1,965 million for the period ended December 31, 2011 (2010: $1,229 million; 2009: $1,167 million). Personnel expenses include salaries, wages, employee related taxes, short-term employee benefits, pension benefits, post-employment medical benefits and other long-term employee benefits. For additional details related to the post-employment benefit plans, refer to note 26.

12.    Financial income and expenses

		For the period ended December 31,
(In $ million)	Note	2011	2010	2009
Interest income		6	5	6
Interest income on related party loans		16	17	13
Net change in fair value of derivatives		—	44	2
Financial income		22	66	21
Interest expense:
August 2011 Credit Agreement		(168)	—	—
2009 Credit Agreement		(29)	(135)	(13)
August 2011 Notes		(85)	—	—
February 2011 Notes		(139)	—	—
October 2010 Notes		(243)	(50)	—
May 2010 Notes		(88)	(56)	—
2009 Notes		(147)	(134)	(20)
2007 Notes		(109)	(104)	(110)
Pactiv 2012 Notes		(15)	(2)	—
Pactiv 2017 Notes		(24)	(3)	—
Pactiv 2018 Notes		(1)	—	—
Pactiv 2025 Notes		(22)	(3)	—
Pactiv 2027 Notes		(17)	(2)	—
Graham Packaging 2014 Notes		(12)	—	—
Graham Packaging 2017 Notes		(3)	—	—
Graham Packaging 2018 Notes		(3)	—	—
2008 Reynolds Senior Credit Facilities		—	—	(66)
2007 SIG Senior Credit Facilities		—	—	(47)
CHH Facility		—	(8)	(22)
Blue Ridge Facility		—	—	(2)
Related party borrowings	30	(1)	—	(26)
Amortization of:
Debt issue costs:
2011 Credit Agreement		(4)	—	—
2009 Credit Agreement(a)		(86)	(10)	(1)
August 2011 Notes		(2)	—	—
February 2011 Notes		(2)	—	—
October 2010 Notes		(10)	(2)	—
May 2010 Notes		(3)	(2)	—
2009 Notes		(8)	(9)	(1)
2007 Notes		(4)	(4)	(4)
2008 Reynolds Senior Credit Facilities		—	—	(19)
2007 SIG Senior Credit Facilities		—	—	(3)
CHH Facility		—	—	(1)
Debt commitment letter fees(b)(c)		(68)	(98)	—
Credit Agreement amendment fees		(11)	(12)	—
Fair value adjustment of acquired notes		14	1	—
Original issue discounts(a)		(42)	(6)	(1)

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

		For the period ended December 31,
(In $ million)	Note	2011	2010	2009
Embedded derivatives		11	3	—
Graham Packaging Notes tender offer fees		(5)	—	—
Unamortized debt issue costs written off		—	—	(36)
Net change in fair values of derivatives		(20)	—	—
Net foreign currency exchange loss		(55)	(103)	(134)
Other		(19)	(13)	(7)
Financial expenses		(1,420)	(752)	(513)
Net financial expenses		(1,398)	(686)	(492)

(a) In February 2011, the 2009 Credit Agreement was repaid in full with the proceeds from the February 2011 Notes as well as proceeds from the February 2011 Credit Agreement. As a result of such repayments, the unamortized debt issuance costs of $86 million and unamortized original issuance discount of $38 million related to the 2009 Credit Agreement were expensed during the period ended December 31, 2011.

(b) A debt commitment letter to fund the Graham Packaging Acquisition (refer to note 33) was initially for an amount up to $5 billion and was subject to certain conditions and adjustments, and resulted in the Group incurring $68 million of fees. The proceeds from the issuance of the August 2011 Notes and drawings under the August 2011 Credit Agreement were used to finance the Graham Packaging Acquisition (refer to note 33). As the commitments under the debt commitment letter were not utilized, the Group expensed $68 million of the fees during the period ended December 31, 2011.

(c) A debt commitment letter to fund the Pactiv Acquisition (refer to note 33) was initially for an amount up to $5 billion and was subject to certain conditions and adjustments, and resulted in the Group incurring $98 million of fees. The proceeds from the issuance of the October 2010 Notes and the additional borrowings under the 2009 Credit Agreement were used to finance the Pactiv acquisition. As the commitments under the debt commitment letter were not utilized, the Group expensed $98 million of fees during the period ended December 31, 2010.

Refer to note 25 for information on the Group's borrowings.

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

13.     Income tax

	For the period ended December 31,
(In $ million)	2011	2010	2009
Current tax expense
Current period	(152)	(120)	(116)
Adjustment for prior periods	—	—	(2)
	(152)	(120)	(118)
Deferred tax benefit (expense)
Origination and reversal of temporary differences	189	36	(40)
Tax rate modifications	8	—	(4)
Recognition of previously unrecognized tax losses and temporary differences	18	6	12
Adjustments for prior periods	(7)	—	1
	208	42	(31)
Income tax benefit (expense)	56	(78)	(149)

Refer to note 38 for a discussion of a refund claim submitted by Evergreen to the Internal Revenue Service ("IRS") in May 2012.

13.1    Reconciliation of effective tax rate

	For the period ended December 31,
(In $ million)	2011	2010	2009
Reconciliation of effective tax rate
Profit (loss) before income tax	(473)	(19)	266
Income tax using the New Zealand tax rate of 28% (2010 and 2009: 30%)	132	6	(80)
Effect of tax rates in foreign jurisdictions	47	(8)	29
Effect of tax rates in state and local tax	(1)	(5)	(13)
Non-deductible expenses and permanent differences	(95)	(32)	(4)
Tax exempt income and income at a reduced tax rate	9	10	6
Withholding tax	(28)	(10)	(3)
Controlled foreign corporation tax	2	(11)	(17)
Tax rate modifications	8	—	(4)
Recognition of previously unrecognized tax losses and temporary differences	18	6	21
Unrecognized tax losses and temporary differences	(48)	(61)	(82)
Tax uncertainties	8	—	—
Cellulosic biofuel credits	—	29	—
Credits	4	2	—
Other	3	(4)	(1)
Over (under) provided in prior periods	(3)	—	(1)
Total current period income tax (expense) benefit	56	(78)	(149)

14.     Other comprehensive income

	For the period ended December 31,
(In $ million)	2011		2010		2009
	Pre-Tax	Tax effect	Pre-Tax	Tax effect	Pre-Tax	Tax effect
Exchange difference on translating foreign operations	(26)	—	292	—	(29)	—
Cash flow hedges	—	—	—	—	19	(7)
Total other comprehensive income	(26)	—	292	—	(10)	(7)
During the period ended December 31, 2010, the Group transferred $49 million of the exchange difference on translating foreign operations, which had been previously recognized in other comprehensive income to the profit or loss primarily as a result of the internal restructuring of legal entities within the SIG segment.
During the period ended December 31, 2009, the Group transferred $12 million of cash flow hedges which had been previously recognized in other comprehensive income to the profit or loss following the derivatives becoming ineffective hedges when the underlying borrowings were repaid.

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

15.     Cash and cash equivalents

	As of December 31,
(In $ million)	2011	2010
Cash at bank and on hand	445	592
Short-term deposits	152	72
Total cash and cash equivalents	597	664

16.     Trade and other receivables

	As of December 31,
(In $ million)	2011	2010
Trade receivables	1,347	977
Provisions for doubtful debts	(25)	(22)
	1,322	955
Related party receivables (refer to note 30)	36	41
Other receivables	151	154
Total current trade and other receivables	1,509	1,150
Related party receivables (refer to note 30)	271	256
Other receivables	55	47
Total non-current receivables	326	303

16.1    Movement in provision for doubtful debts

	As of December 31,
(In $ million)	2011	2010
Balance at the beginning of the period	(22)	(22)
Doubtful debts charges recognized	(10)	(8)
Doubtful debts provision applied against trade receivable balance	1	6
Reversal of doubtful debts charges previously recognized	6	2
Balance at the end of the period	(25)	(22)

The doubtful debts charge recognized of $10 million for the period ended December 31, 2011 (2010: $8 million; 2009: $4 million) relates to increases required as a result of management's review of the trade receivable balances.

16.2    Balances net of provision for doubtful debts

	As of December 31,
(In $ million)	2011	2010
Current	1,214	842
Past due 0 to 30 days	81	91
Past due 31 days to 60 days	9	6
Past due 61 days to 90 days	5	2
More than 91 days	13	14
Balance at the end of the period	1,322	955

The individual operating divisions within the Group have reviewed their respective past due trade receivable balances on either an individual or collective basis in conjunction with their current level of credit insurance, where applicable. Based on past experience, the Group believes that no further allowance for doubtful debts other than that recognized is necessary.

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

17.     Assets and liabilities held for sale

	As of December 31,
(In $ million)	2011	2010
Assets
Trade receivables	10	—
Inventories	15	—
Property, plant and equipment	44	18
Pension asset	1	—
Total net assets held for sale	70	18
Liabilities
Trade and other payables	14	—
Other liabilities	6	—
Liabilities directly associated with assets held for sale	20	—
Net assets held for sale	50	18

During the period ended December 31, 2011, the Group decided to sell the Pactiv Foodservice laminating operations in Louisville, Kentucky and certain property, plant and equipment. The sale was completed on January 2012 (refer to note 38).
During the period ended December 31, 2010, the Group finalized the sale of the Downingtown facility and recorded an impairment charge of $7 million on the Richmond facility.
Efforts to dispose of the remaining net assets held for sale are currently progressing and are expected to be completed in the next twelve month period.

18.     Inventories

	As of December 31,
(In $ million)	2011	2010
Raw materials and consumables	556	379
Work in progress	227	167
Finished goods	898	646
Engineering and maintenance materials	152	146
Provision against inventory	(69)	(57)
Total inventory	1,764	1,281

    During the period ended December 31, 2011, the raw materials elements of inventory recognized as a component of cost of sales totaled $5,750 million (2010: $3,053 million; 2009: $2,684 million). In addition, purchase price adjustments to inventory charged to cost of sales totaled $33 million for the period ended December 31, 2011 (2010: $64 million; 2009: none).

During the period ended December 31, 2011, there were no material write-downs of inventories to net realizable value (2010: $3 million; 2009: $10 million). There were no material reversals of write-downs during 2011 (2010: $2 million; 2009; none). The inventory write-downs and reversals are included in cost of sales.

The U.S. Internal Revenue Code provided a tax credit for companies that use alternative fuel mixtures to produce energy to operate their businesses. The credit, equal to $0.50 per gallon of alternative fuel contained in the mixture, was refundable to the taxpayer. During May 2009, the Group received notification that its application to be registered as an alternative fuel mixer at its Canton and Pine Bluff facilities (within the Evergreen segment) had been approved. For the year ended December 31, 2009, the Group filed claims for alternative fuel mixture credits covering eligible periods from January 2009 to December 2009, totaling approximately $235 million. As a result of these claims, the Group recognized during the period ended December 31, 2009 a reduction of $214 million in its cost of sales, being the claim value net of applicable expenses. In 2010, the Group filed for additional claims based on information released by the Internal Revenue Service in 2010 clarifying how the volume of alternative fuel mixture used in the production process that qualifies for the tax credit should be determined. As a result, the Group recognized during the period ended December 31, 2010 a reduction of $10 million in its cost of sales, being the claim value net of applicable expenses. The Group recognized no such credits in the period ended December 31, 2011.

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

19.     Property, plant and equipment

(In $ million)	Land	Buildings and improve-ments	Plant and equipment	Capital work in progress	Leased assets lessor	Financed leased assets	Total
As of December 31, 2011
Cost	239	1,019	4,041	341	334	28	6,002
Accumulated depreciation	—	(178)	(1,112)	—	(156)	(4)	(1,450)
Accumulated impairment losses	(2)	—	(4)	—	—	—	(6)
Carrying amount as of December 31, 2011	237	841	2,925	341	178	24	4,546
As of December 31, 2010
Cost	218	776	2,668	201	268	28	4,159
Accumulated depreciation	—	(83)	(686)	—	(114)	(2)	(885)
Accumulated impairment losses	—	(3)	(5)	—	—	—	(8)
Carrying amount as of December 31, 2010	218	690	1,977	201	154	26	3,266
Carrying amount as of January 1, 2011	218	690	1,977	201	154	26	3,266
Acquisitions through business combinations (refer to note 33)	44	232	1,164	86	—	—	1,526
Additions	—	6	38	416	51	—	511
Capitalization of borrowing costs	—	—	2	2	—	—	4
Disposals	(1)	(9)	(6)	—	(2)	—	(18)
Depreciation for the period	—	(94)	(501)	—	(54)	(1)	(650)
Impairment losses	(2)	(5)	(1)	—	—	—	(8)
Transfers to intangible assets	—	—	—	(2)	—	—	(2)
Transfers to assets held for sale	(10)	(8)	(3)	—	—	—	(21)
Other transfers	(10)	39	303	(369)	33	—	(4)
Effect of movements in exchange rates	(2)	(10)	(48)	7	(4)	(1)	(58)
Carrying amount as of December 31, 2011	237	841	2,925	341	178	24	4,546
Carrying amount as of January 1, 2010	124	399	1,109	80	110	3	1,825
Acquisitions through business combinations (refer to note 33)	83	328	944	64	—	24	1,443
Additions	10	1	47	223	71	—	352
Capitalization of borrowing costs	—	—	—	1	—	—	1
Disposals	(2)	(6)	(19)	—	(3)	—	(30)
Depreciation for the period	—	(30)	(240)	—	(46)	(1)	(317)
Impairment losses	—	(3)	(5)	—	—	—	(8)
Transfers to assets held for sale	—	12	(13)	—	—	—	(1)
Transfers to intangibles	—	—	(3)	—	—	—	(3)
Other transfers	—	(3)	154	(168)	17	—	—
Effect of movements in exchange rates	3	(8)	3	1	5	—	4
Carrying amount as of December 31, 2010	218	690	1,977	201	154	26	3,266

The depreciation charge of $650 million for the period ended December 31, 2011 (2010: $317 million; 2009: $331 million) is recognized in the statements of comprehensive income as a component of cost of sales (2011: $625 million; 2010: $302 million; 2009: $318 million), selling, marketing and distribution expenses (2011: $4 million; 2010: $3 million; 2009: $4 million) and general and administration expenses (2011: $21 million; 2010: $12 million; 2009: $9 million).

During the period ended December 31, 2011, the Group incurred an impairment loss of $9 million (2010: $8 million; 2009: $5 million) related to closures of certain facilities. There were no reversals of impairment charges during the period ended December 31, 2011 (2010: none; 2009: none). The recognition and reversal of impairment charges is included in other expenses in the profit or loss component of the statements of comprehensive income.

Refer to note 34 for details of the leased assets lessor category of property, plant and equipment. Refer to note 25 for details of security granted over property, plant and equipment and other assets.

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

20.     Investment properties

	As of December 31,
(In $ million)	2011	2010
Cost	44	81
Accumulated depreciation	(9)	(7)
Accumulated impairment losses	(6)	(6)
Balance at the end of the period	29	68
Balance at the beginning of the period	68	76
Additions	4	4
Disposals	(43)	(16)
Depreciation	(1)	(2)
Transfer from property, plant and equipment	4	—
Impairment (losses) reversals	(4)	1
Effect of movements in exchange rates	1	5
Balance at the end of the period	29	68
Fair value of investment properties	29	68

Investment properties (mainly industrial real estate), held by the Group's SIG and Closures segments, are leased to third parties. The method for determining the fair value of investment properties is described in note 5.3.
No contingent rents are charged.
The Group has no restrictions on the realizability of its investment property and no contractual obligations to either purchase, construct or develop investment property or for repairs, maintenance and enhancements.
Direct operating expenses (including repairs and maintenance) arising from investment properties that generated rental income during the period ended December 31, 2011 totaled $3 million (2010: $3 million; 2009: $3 million).
There were no direct operating expenses (including repairs and maintenance) arising from investment properties that did not generate rental income during the period ended December 31, 2011 (2010: none; 2009: none).

21.     Current and deferred tax assets and liabilities
The current tax asset of $39 million (2010: $109 million) represents the amount of income taxes recoverable in respect of current and prior periods and that arise from the payment of tax in excess of the amounts due to the relevant tax authorities. The current tax liability of $165 million (2010: $146 million) represents the amount of income taxes payable in respect of current and prior periods.

21.1    Unrecognized deferred tax assets

	As of December 31,
(In $ million)	2011	2010
Deductible/(taxable) temporary differences	17	20
Tax losses	276	284
Total unrecognized deferred tax assets	293	304

The tax losses of the Group expire over different time intervals depending on local jurisdiction requirements. Certain deductible temporary differences do not expire under current tax legislation in the jurisdiction where the differences arose. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Group can utilize the benefit.

21.2    Unrecognized deferred tax liabilities

To the extent that dividends are expected to be remitted from overseas subsidiaries, joint ventures and associates, and would result in additional income taxes payable, appropriate amounts have been provided for in the statements of financial position. No deferred tax liabilities have been provided for unremitted earnings of the Group's overseas companies when these amounts are considered permanently reinvested in the businesses of these companies. As of December 31, 2011, the unrecognized deferred tax liabilities associated with unremitted earnings totaled approximately $12 million.

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

21.3    Movement in recognized deferred tax assets and liabilities

(In $ million)	Derivatives	Inventories	Property, plant and equipment	Investment property	Intangible assets	Employee benefits	Provisions	Tax loss carry-forwards	Interest	Tax credits	Unrecognized temporary differences	Unrealized foreign currency exchange	Other items	Net deferred tax assets (liabilities)
Balance at the beginning of the period	2	(2)	(194)	(6)	(295)	51	27	104	—	—	(13)	7	6	(313)
Recognized in the profit or loss	(6)	27	(20)	6	56	7	(20)	(9)	9	16	(7)	(8)	(9)	42
Acquired in business combinations	(3)	(16)	(308)	—	(996)	311	27	42	—	18	—	—	86	(839)
Other (including foreign exchange and disposals)	1	—	2	—	—	—	—	—	—	—	—	—	—	3
Balance as of December 31, 2010	(6)	9	(520)	—	(1,235)	369	34	137	9	34	(20)	(1)	83	(1,107)
Recognized in the profit or loss	11	(5)	64	—	62	(10)	(11)	(71)	161	15	(3)	1	(6)	208
Acquired in business combinations	—	(2)	(164)	—	(905)	23	8	312	—	11	5	—	89	(623)
Other (including foreign exchange and disposals)	—	(1)	1	—	5	(9)	(1)	1	—	—	1	—	6	3
Balance as of December 31, 2011	5	1	(619)	—	(2,073)	373	30	379	170	60	(17)	—	172	(1,519)

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

	As of December 31,
(In $ million)	2011	2010
Included in the statement of financial position as:
Deferred tax assets - non-current	29	23
Deferred tax liabilities - non-current	(1,548)	(1,130)
Total recognized net deferred tax liabilities	(1,519)	(1,107)

21.4    Movement in unrecognized deferred taxes

(In $ million)	Tax losses	Taxable temporary differences	Deductible temporary differences	Total unrecognized deferred tax asset
Balance at the beginning of the period	230	1	13	244
Additions and reversals	56	(2)	7	61
Recognition	(6)	—	—	(6)
Acquired in business combinations	20	—	—	20
Other (including foreign exchange and disposals)	(16)	1	—	(15)
Balance as of December 31, 2010	284	—	20	304
Additions and reversals	44	—	4	48
Recognition	(17)	(1)	—	(18)
Acquired in business combinations	65	—	(5)	60
Other (including foreign exchange and disposals)	(100)	(5)	4	(101)
Balance as of December 31, 2011	276	(6)	23	293

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

22.     Intangible assets

(In $ million)	Goodwill	Trademarks	Customer relationships	Technology & software	Other	Total
As of December 31, 2011
Cost	6,297	2,058	3,768	1,082	241	13,446
Accumulated amortization	—	(24)	(447)	(321)	(109)	(901)
Carrying amount as of December 31, 2011	6,297	2,034	3,321	761	132	12,545
As of December 31, 2010
Cost	4,630	1,803	2,147	535	288	9,403
Accumulated amortization	—	(12)	(280)	(219)	(129)	(640)
Accumulated impairment losses	—	—	—	—	(15)	(15)
Carrying amount as of December 31, 2010	4,630	1,791	1,867	316	144	8,748
Carrying amount as of January 1, 2011	4,630	1,791	1,867	316	144	8,748
Acquisitions through business combinations (refer to note 33)	1,754	256	1,659	540	8	4,217
Additions	—	—	5	8	5	18
Amortization for the period	—	(6)	(153)	(106)	(56)	(321)
Transfers from property, plant and equipment	—	—	—	2	—	2
Other transfers	—	(6)	(24)	—	30	—
Other (refer to note 2.6)	(53)	—	—	—	—	(53)
Effect of movements in exchange rates	(34)	(1)	(33)	1	1	(66)
Carrying amount as of December 31, 2011	6,297	2,034	3,321	761	132	12,545
Carrying amount as of January 1, 2010	1,730	654	635	184	76	3,279
Acquisitions through business combinations (refer to note 33)	2,931	1,114	1,323	189	93	5,650
Other additions	—	—	3	9	7	19
Amortization for the period	—	(5)	(88)	(59)	(33)	(185)
Impairment losses	—	—	—	—	(15)	(15)
Disposals	—	—	—	(1)	—	(1)
Transfers from property, plant and equipment	—	—	—	3	—	3
Other transfers	—	—	—	(15)	15	—
Effect of movements in exchange rates	(31)	28	(6)	6	1	(2)
Carrying amount as of December 31, 2010	4,630	1,791	1,867	316	144	8,748

The amortization charge of $321 million for the period ended December 31, 2011 (2010: $185 million; 2009: $169 million) is recognized in the statements of comprehensive income as a component of cost of sales (2011: $97 million; 2010: $83 million; 2009: $84 million) and general and administration expenses (2011: $224 million; 2010: $102 million; 2009: $85 million).

Refer to note 25 for details of security granted over the Group's intangible assets.

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

22.1    Impairment testing for indefinite life intangible assets

Goodwill, certain trademarks and certain other identifiable intangible assets are the only intangibles with indefinite useful lives and therefore are not subject to amortization. Instead, they are tested for impairment at least annually as well as whenever there is an indication that they may be impaired.

For the purposes of goodwill impairment testing, goodwill is tested at the segment level, which is the lowest level within the Group at which goodwill is monitored for internal management purposes.

For the purposes of indefinite life intangible asset impairment testing, indefinite life intangible assets are tested at a group of CGUs that supports the indefinite life intangible assets.

The aggregate carrying amounts of goodwill and indefinite life intangible assets allocated to each segment for purposes of impairment testing are as follows and do not reflect the finalization of purchase accounting for the acquisition of Graham Packaging:

	As of December 31,
	2011			2010
(In $ million)	Goodwill	Trademarks	Other	Goodwill	Trademarks	Other
SIG Combibloc	807	297	—	881	298	—
Evergreen	41	34	—	41	34	—
Pactiv Foodservice	1,650	526	71	—	—	—
Reynolds Consumer Products	1,845	850	—	394	301	—
Closures	377	—	—	386	—	—
Graham Packaging	—	250	—	—	—	—
Unallocated	1,577	—	—	2,928	1,075	78
Total	6,297	1,957	71	4,630	1,708	78

The impairment testing for allocated goodwill and indefinite life identifiable intangible assets was performed by comparing the estimated fair value less cost to sell to the segment's or group of CGUs' carrying value of net assets, as applicable.

The estimated fair value has been determined using forecasted 2012 Adjusted EBITDA expected to be generated by the relevant segment or group of CGUs multiplied by an earnings capitalization rate (“earnings multiple”). The values assigned to key assumptions represent management's assessment of future trends in the segment's industry and are based on both external and internal sources. The forecasted 2012 Adjusted EBITDA has been prepared by segment management using certain key assumptions including selling prices, sales volumes and costs of raw materials. The Forecast 2012 Adjusted EBITDA is subject to review by the Group's CODM. Earnings multiples reflect recent sale and purchase transactions and comparable company EBITDA trading multiples in the same industry. The earnings multiples applied for December 31, 2011 ranged between 7.5x and 8.5x. Costs to sell were estimated to be 2% of the fair value of each segment or group of CGUs.

As of December 31, 2011, there was no impairment in respect of any allocated goodwill or indefinite life identifiable intangible assets (2010: none; 2009: none). If the forecasted 2012 Adjusted EBITDA or the earnings multiples used in calculating fair value less costs to sell had been 10% lower than those used as of December 31, 2011, no impairment would need to be recognized.

The Group did not perform a formal impairment test with respect to the indefinite life identifiable intangible assets and goodwill arising from the Graham Packaging Acquisition due to the proximity of the acquisition date to the statement of financial position date. However, the Group has performed procedures to determine whether there were triggering events that would indicate the goodwill and indefinite life identifiable intangible assets were impaired. In undertaking these procedures, the Group considered whether qualitative and quantitative factors indicated that an impairment triggering event had occurred. These factors included consideration of the forecasted 2012 Graham Packaging operation's EBITDA, expected future cost savings and general economic conditions compared to similar factors assessed as part of the Graham Packaging Acquisition. The assessments concluded that no impairment triggers existed and, as a result, no impairment existed with respect to the goodwill and indefinite life identifiable intangible assets as of December 31, 2011.

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

23.     Investments in associates and joint venture equity accounted

Summary of financial information not adjusted for the percentage ownership held by the Group for associates and joint venture (equity method):

(In $ million)	Country of incorporation	Interest held	Reporting date	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Revenue	Expenses	Profit after tax
2011
SIG Combibloc Obeikan Company Limited	Kingdom of Saudi Arabia	50.0%	December 31	69	32	101	(42)	(10)	(52)	114	(98)	16
SIG Combibloc Obeikan FZCO	United Arab Emirates	50.0%	December 31	82	27	109	(60)	(2)	(62)	176	(161)	15
Ducart Evergreen Packaging Ltd ("Ducart")	Israel	50.0%	December 31	12	2	14	(5)	(1)	(6)	21	(19)	2
Banawi Evergreen Packaging Company Limited ("Banawi")	Kingdom of Saudi Arabia	50.0%	December 31	5	7	12	(3)	—	(3)	12	(10)	2
Eclipse Closures, LLC	USA	49.0%	December 31	—	—	—	(1)	—	(1)	—	(1)	(1)
Graham Blow Pack Private Limited ("GBPPL")	India	22.0%	September 30	3	5	8	(2)	(3)	(5)	—	—	—
				171	73	244	(113)	(16)	(129)	323	(289)	34
2010
SIG Combibloc Obeikan Company Limited	Kingdom of Saudi Arabia	50.0%	December 31	65	30	95	(51)	(10)	(61)	90	(74)	16
SIG Combibloc Obeikan FZCO	United Arab Emirates	50.0%	December 31	76	38	114	(64)	(4)	(68)	161	(145)	16
Ducart Evergreen Packaging Ltd ("Ducart")	Israel	50.0%	December 31	13	2	15	(5)	(1)	(6)	19	(17)	2
Banawi Evergreen Packaging Company Limited ("Banawi")	Kingdom of Saudi Arabia	50.0%	December 31	6	6	12	(3)	—	(3)	13	(11)	2
				160	76	236	(123)	(15)	(138)	283	(247)	36

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

For the purpose of applying the equity method of accounting, the financial statements of the Ducart and Banawi operations for the periods ended November 30, 2011 and 2010 have been used with appropriate adjustments being made for the effects of significant transactions and the Group's share of results between these dates and December 31, 2011 and 2010, respectively. No adjustment was made with respect to PPPL for purposes of applying the equity method of accounting as there were no significant events or transactions that occurred between September 30, 2011 and December 31, 2011.

There are currently no restrictions in respect of the transfer of funds to the Group in the form of cash dividends or the repayment of loans associated with its investments in SIG Combibloc Obeikan FZCO and GBPPL.

The Ducart and Banawi associates have limitations to the amount of dividends that the associates may declare. Dividends are limited to the associates' accumulated profits after certain local reserve levels have been attained.

Under the restrictions imposed through the Saudi Industrial Development Fund (“SIDF”) resulting from the Group's concessional funding loan to SIG Combibloc Obeikan Co. Limited, the maximum dividend or cash distribution able to be paid to the Group from this venture in any fiscal year cannot exceed 25% of the paid-up-capital or SIDF loan value.

The Eclipse Closures, LLC joint venture has an annual mandatory tax distribution on or before March 31 of each year to distribute cash to members according to their respective percentage of shares. The distribution is equal to the prior year's profit and highest combined federal and state income taxes at rates payable by any member. However, due to losses incurred, no mandatory tax distribution is due on March 31, 2012.

Movements in carrying values of investments in associates and joint ventures (equity method)

	As of December 31,
(In $ million)	2011	2010
Balance at the beginning of the period	110	104
Share of profit, net of income tax	17	18
Acquisition through business combination	2	—
Disposal, decrease or dilution in investment in associates	—	(3)
Dividends received	(8)	(4)
Effect of movement in exchange rates	(2)	(5)
Balance at the end of the period	119	110
Amount of goodwill in carrying value of associates and joint ventures (equity method)	52	56

24.     Trade and other payables

	As of December 31,
(In $ million)	2011	2010
Trade payables	847	712
Related party payables (refer to note 30)	58	24
Other payables and accrued expenses	893	519
Total trade and other payables	1,798	1,255
Current	1,760	1,246
Non-current	38	9
Total trade and other payables	1,798	1,255

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

25.     Borrowings

		As of December 31,
(In $ million)	Note	2011	2010
August 2011 Credit Agreement (a)(u)		247	—
2009 Credit Agreement (b)(v)		—	136
Pactiv 2012 Notes(m)(ac)		253	—
Current portion of non-interest bearing related party borrowings	30	1	1
Other borrowings (ae)		20	4
Current borrowings		521	141
August 2011 Credit Agreement (a)(u)		4,243	—
2009 Credit Agreement (b)(v)		—	3,890
August 2011 Senior Secured Notes (c)(w)		1,468	—
August 2011 Senior Notes(d)(w)		972	—
February 2011 Senior Secured Notes (e)(x)		999	—
February 2011 Senior Notes (f)(x)		993	—
October 2010 Senior Secured Notes (g)(y)		1,473	1,470
October 2010 Senior Notes (h)(y)		1,466	1,464
May 2010 Notes (i)(z)		980	978
2009 Notes (j)(aa)		1,642	1,648
2007 Senior Notes (k)(ab)		606	621
2007 Senior Subordinated Notes (l)(ab)		530	542
Pactiv 2012 Notes (m)(ac)		—	261
Pactiv 2017 Notes (n)(ac)		314	316
Pactiv 2018 Notes (o)(ac)		17	17
Pactiv 2025 Notes (p)(ac)		269	269
Pactiv 2027 Notes (q)(ac)		197	197
Graham Packaging 2014 Notes (r)(ad)		367	—
Graham Packaging 2017 Notes(s)(ad)		14	—
Graham Packaging 2018 Notes(t)(ad)		19	—
Related party borrowings	30	23	—
Other borrowings (ae)		33	28
Non-current borrowings		16,625	11,701
Total borrowings		17,146	11,842

Refer to note 38 for subsequent events related to the Group's borrowings and U.S. Securities and Exchange Commission registration.

	As of December 31,
(In $ million)	2011	2010
(a) August 2011 Credit Agreement (current and non-current)	4,574	—
Transaction costs	(65)	—
Original issue discount	(19)	—
Carrying amount	4,490	—
(b) 2009 Credit Agreement (current and non-current)	—	4,150
Transaction costs	—	(86)
Original issue discount	—	(38)
Carrying amount	—	4,026

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

	As of December 31,
(In $ million)	2011	2010
(c) August 2011 Senior Secured Notes	1,500	—
Transaction costs	(33)	—
Original issue discount	(11)	—
Embedded derivative	12	—
Carrying amount	1,468	—
(d) August 2011 Senior Notes	1,000	—
Transaction costs	(27)	—
Original issue discount	(7)	—
Embedded derivative	6	—
Carrying amount	972	—
(e) February 2011 Senior Secured Notes	1,000	—
Transaction costs	(15)	—
Embedded derivative	14	—
Carrying amount	999	—
(f) February 2011 Senior Notes	1,000	—
Transaction costs	(17)	—
Embedded derivative	10	—
Carrying amount	993	—
(g) October 2010 Senior Secured Notes	1,500	1,500
Transaction costs	(35)	(39)
Embedded derivative	8	9
Carrying amount	1,473	1,470
(h) October 2010 Senior Notes	1,500	1,500
Transaction costs	(43)	(46)
Embedded derivative	9	10
Carrying amount	1,466	1,464
(i) May 2010 Notes	1,000	1,000
Transaction costs	(28)	(31)
Embedded derivative	8	9
Carrying amount	980	978
(j) 2009 Notes	1,707	1,723
Transaction costs	(59)	(69)
Original issue discount	(17)	(19)
Embedded derivative	11	13
Carrying amount	1,642	1,648
(k) 2007 Senior Notes	621	638
Transaction costs	(15)	(17)
Carrying amount	606	621
(l) 2007 Senior Subordinated Notes	544	558
Transaction costs	(14)	(16)
Carrying amount	530	542
(m) Pactiv 2012 Notes	249	249
Fair value adjustment at acquisition	4	12
Carrying amount	253	261
(n) Pactiv 2017 Notes	300	300
Fair value adjustment at acquisition	14	16
Carrying amount	314	316
(o) Pactiv 2018 Notes	16	16
Fair value adjustment at acquisition	1	1
Carrying amount	17	17

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

	As of December 31,
(In $ million)	2011	2010
(p) Pactiv 2025 Notes	276	276
Fair value adjustment at acquisition	(7)	(7)
Carrying amount	269	269
(q) Pactiv 2027 Notes	200	200
Fair value adjustment at acquisition	(3)	(3)
Carrying amount	197	197
(r) Graham Packaging 2014 Notes	355	—
Fair value adjustment at acquisition	5	—
Embedded derivative	7	—
Carrying amount	367	—
(s) Graham Packaging 2017 Notes	14	—
Carrying amount	14	—
(t) Graham Packaging 2018 Notes	19	—
Carrying amount	19	—

(u)         August 2011 Credit Agreement

The Company and certain members of the Group are parties to an amended and restated senior secured credit agreement dated August 9, 2011 (the “August 2011 Credit Agreement”), which amended and restated the terms of the February 2011 Credit Agreement (as defined below). The August 2011 Credit Agreement comprises the following term and revolving tranches:

		Original Facility Value	Value Drawn or Utilized at	Applicable interest rate for the period ended
(In million)	Maturity Date		December 31, 2011	December 31, 2011
Term Tranches
Tranche B Term Loan ($)(1)	February 9, 2018	2,325	2,283	4.250% - 6.500%
Tranche C Term Loan ($)	August 9, 2018	2,000	1,974	6.500%
European Term Loan (€)	February 9, 2018	250	246	5.000% - 6.750%
Revolving Tranches (2)
Revolving Tranche ($)	November 5, 2014	120	85	—
Revolving Tranche (€)	November 5, 2014	80	17	—

(1)    In connection with the August 2011 Credit Agreement, the U.S. Term Loans under the February 2011 Credit Agreement were redesignated as "Tranche B Term Loans."

(2)     The Revolving Tranches were utilized in the form of bank guarantees and letters of credit.

On September 8, 2011, $2,000 million of incremental term loans were drawn under the August 2011 Credit Agreement. These proceeds, together with the proceeds of the August 2011 Notes (as defined below) and available cash of the Group, were used to finance the Graham Packaging Acquisition (refer to note 33) and to pay related fees and expenses.

The Company and certain members of the Group have guaranteed on a senior basis the obligations under the August 2011 Credit Agreement and related documents to the extent permitted by law. Certain guarantors have granted security over certain of their assets to support the obligations under the August 2011 Credit Agreement. This security is expected to be shared on a first priority basis with the note holders under the 2009 Notes, the October 2010 Senior Secured Notes, the February 2011 Senior Secured Notes and the August 2011 Senior Secured Notes (each as defined below and together the “Secured Notes”). Graham Packaging Holdings Company and its subsidiaries (the “Graham Group”) have not guaranteed the August 2011 Credit Agreement or granted security to support the obligations under the August 2011 Credit Agreement.

Indebtedness under the August 2011 Credit Agreement may be voluntarily repaid in whole or in part, subject to a 1% prepayment premium in the case of refinancing and certain pricing amendments within specified timeframes, and must be mandatorily repaid in certain circumstances. The borrowers also make quarterly amortization payments of 0.25% of the original outstanding principal in respect of the term loans. Additional principal amortization payments of $50 million per quarter will be payable for so long as certain members of the Graham Group do not guarantee the August 2011 Credit Agreement. The borrowers are also required to make annual prepayments of term loans with up to 50% of excess cash flow (which will be reduced to 25% if a specified senior secured leverage ratio is met) as determined in accordance with the August 2011 Credit Agreement.

The August 2011 Credit Agreement contains customary covenants which restrict the Group from certain activities including, among other things, incurring debt, creating liens over assets, selling or acquiring assets and making restricted payments, in each case except as permitted under the August 2011 Credit Agreement. The Group also has a minimum interest coverage ratio covenant, a maximum senior secured leverage ratio covenant, as well as limitations on capital expenditures. In addition, total assets of the non-guarantor companies (excluding intra-group items

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

but including investments in subsidiaries) are required to be 20% or less of the adjusted consolidated total assets of the Group and the aggregate of the EBITDA of the non-guarantor companies is required to be 20% or less of the consolidated EBITDA of the Group, in each case calculated in accordance with the August 2011 Credit Agreement (which excludes the assets and EBITDA of the Graham Group) and may differ from the measure of Adjusted EBITDA as disclosed in note 6.
As of December 31, 2011, the Group was in compliance with all of its covenants.
(v)         February 2011 Credit Agreement and 2009 Credit Agreement

The Company and certain members of the Group were parties to a senior secured credit agreement dated February 9, 2011 (the “February 2011 Credit Agreement”). The February 2011 Credit Agreement amended and restated a senior secured credit agreement dated November 5, 2009 (the “2009 Credit Agreement”). On February 1, 2011, the Tranche D Term Loan under the 2009 Credit Agreement was repaid with the proceeds of the February 2011 Notes and on February 9, 2011 the Tranche A Term Loan, the Tranche B Term Loan, the Tranche C Term Loan and the European Term Loan under the 2009 Credit Agreement were repaid with the proceeds of the U.S. Term Loan and European Term Loan under the February 2011 Credit Agreement.

(w)         August 2011 Notes

On August 9, 2011, Reynolds Group Issuer LLC, Reynolds Group Issuer Inc. and Reynolds Group Issuer (Luxembourg) S.A. (together the "Reynolds Issuers") issued $1,500 million principal amount of 7.875% senior secured notes due 2019 (the "August 2011 Senior Secured Notes") and $1,000 million principal amount of 9.875% senior notes due 2019 (the "August 2011 Senior Notes" and, together with the August 2011 Senior Secured Notes, the "August 2011 Notes"). Interest on the August 2011 Notes is paid semi-annually on February 15 and August 15.

(x)        February 2011 Notes
On February 1, 2011, the Reynolds Issuers issued $1,000 million principal amount of 6.875% senior secured notes due 2021 (the “February 2011 Senior Secured Notes”) and $1,000 million principal amount of 8.250% senior notes due 2021 (the “February 2011 Senior Notes” and, together with the February 2011 Senior Secured Notes, the “February 2011 Notes”). Interest on the February 2011 Notes is paid semi-annually on February 15 and August 15.
(y)         October 2010 Notes
On October 15, 2010, the Reynolds Issuers issued $1,500 million principal amount of 7.125% senior secured notes due 2019 (the “October 2010 Senior Secured Notes”) and $1,500 million principal amount of 9.000% senior notes due 2019 (the “October 2010 Senior Notes” and, together with the October 2010 Senior Secured Notes, the “October 2010 Notes”). Interest on the October 2010 Notes is paid semi-annually on April 15 and October 15.
(z)     May 2010 Notes

On May 4, 2010, the Reynolds Issuers issued $1,000 million principal amount of 8.500% senior notes due 2018 (the “May 2010 Notes”). Interest on the May 2010 Notes is paid semi-annually on May 15 and November 15.

(aa)         2009 Notes
On November 5, 2009, the Reynolds Issuers issued $1,125 million principal amount of 7.750% senior secured notes due 2016 and €450 million principal amount of 7.750% senior secured notes due 2016 (collectively, the “2009 Notes”). Interest on the 2009 Notes is paid semi-annually on April 15 and October 15.
Assets Pledged as Security for Loans and Borrowings

The shares in Beverage Packaging Holdings (Luxembourg) I S.A. (“BP I”) (a wholly owned subsidiary of the Company) have been pledged as collateral to support the obligations under the August 2011 Credit Agreement and the Secured Notes. In addition, BP I and certain subsidiaries of BP I have pledged certain of their assets (including shares and equity interests) as collateral to support the obligations under the August 2011 Credit Agreement and the Secured Notes.

Terms Governing the Notes

As used herein “Notes” refers to the August 2011 Notes, the February 2011 Notes, the October 2010 Notes, the May 2010 Notes and the 2009 Notes.

Certain Guarantee and Security Arrangements

All of the guarantors of the August 2011 Credit Agreement have guaranteed the obligations under the Notes to the extent permitted by law.

Certain guarantors have granted security over certain of their assets to support the obligations under the Secured Notes. This security is expected to be shared on a first priority basis with the creditors under the August 2011 Credit Agreement.

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

Notes Indentures Restrictions
The respective indentures governing the Notes all contain customary covenants which restrict the Group from certain activities including, among other things, incurring debt, creating liens over assets, selling assets and making restricted payments, in each case except as permitted under the respective indentures governing the Notes.
Early Redemption Option and Change in Control Provisions

Under the respective indentures governing the Notes, the Reynolds Issuers, at their option, can elect to redeem the Notes under terms and conditions specified in the respective indentures. The terms of the early redemption constitute an embedded derivative. In accordance with the Group's accounting policy for embedded derivatives, the Group has recognized embedded derivatives in relation to the redemption provisions of the indentures governing the respective Notes.
Under the respective indentures governing the Notes, in certain circumstances which would constitute a change in control, the holders of the Notes have the right to require the Reynolds Issuers to repurchase the Notes at a premium.
U.S. Securities and Exchange Commission Registration Rights

Pursuant to separate registration rights agreements entered into with the initial purchasers of the Notes, the Reynolds Issuers have agreed (i) to file with the U.S. Securities and Exchange Commission (“SEC”) an exchange offer registration statement pursuant to which the Reynolds Issuers will separately exchange the Notes for a like aggregate principal amount of new registered notes that are identical in all material respects to the respective Notes, except for certain provisions, among others, relating to additional interest and transfer restrictions; or (ii) under certain circumstances, to file a shelf registration statement with the SEC.

The respective registration rights agreements for the Notes require the relevant filing to be effective within 12 months from the issuance of the Notes. If this does not occur, the Reynolds Issuers are required to pay additional interest of up to a maximum of 1.00% per annum. Additional interest on the 2009 Notes commenced on November 5, 2010 and ended on November 5, 2011. Additional interest on the May 2010 Notes commenced on May 4, 2011 and ends on May 4, 2012. Additional interest on the October 2010 Notes commenced on October 15, 2011 and ends on October 15, 2012. Additional interest on the February 2011 Notes commenced on February 1, 2012 and ends on February 1, 2013. For the period ended December 31, 2011, the Group expensed additional interest of $10 million, $3 million, and $2 million related to the 2009 Notes, May 2010 Notes and October 2010 Notes, respectively. As of December 31, 2011, the accrued additional interest related to these series of notes was $3 million.

(ab)         2007 Notes
On June 29, 2007, Beverage Packaging Holdings (Luxembourg) II S.A (“BP II”) (a wholly owned subsidiary of the Company) issued €480 million principal amount of 8.000% senior notes due 2016 (the “2007 Senior Notes”) and €420 million principal amount of 9.500% senior subordinated notes due 2017 (the “2007 Senior Subordinated Notes” and, together with the 2007 Senior Notes, the “2007 Notes”). Interest on the 2007 Notes is paid semi-annually on June 15 and December 15.
The 2007 Senior Notes are secured on a second-priority basis and the 2007 Senior Subordinated Notes are secured on a third-priority basis, by all of the equity interests of BP I held by the Company and the receivables under a loan of the proceeds of the 2007 Notes made by BP II to BP I. All of the guarantors of the August 2011 Credit Agreement have guaranteed the obligations under the 2007 Notes to the extent permitted by law.
The indentures governing the 2007 Notes contain customary covenants which restrict the Group from certain activities including, among other things, incurring debt, creating liens over assets, selling assets and making restricted payments, in each case except as permitted under the indentures governing the 2007 Notes.
In certain circumstances which would constitute a change in control, the holders of the 2007 Notes have the right to require BP II to repurchase the 2007 Notes at a premium.
(ac)     Pactiv Notes

As of December 31, 2011 and December 31, 2010, the Group had outstanding:

•	$249 million in principal amount of 5.875% Notes due 2012 which were issued by Pactiv (as defined in note 33) (the “Pactiv 2012 Notes”);

•	$300 million in principal amount of 8.125% Debentures due 2017 which were issued by Pactiv (the “Pactiv 2017 Notes”);

•	$16 million in principal amount of 6.400% Notes due 2018 which were issued by Pactiv (the “Pactiv 2018 Notes”);

•	$276 million in principal amount of 7.950% Debentures due 2025 which were issued by Pactiv (the “Pactiv 2025 Notes”); and

•	$200 million in principal amount of 8.375% Debentures due 2027 which were issued by Pactiv (the “Pactiv 2027 Notes”),

(together, the “Pactiv Notes”).
For each of the Pactiv Notes, interest is paid semi-annually:

•	on the Pactiv 2012 Notes and the Pactiv 2018 Notes, January 15 and July 15;

•	on the Pactiv 2017 Notes and the Pactiv 2025 Notes, June 15 and December 15; and

•	on the Pactiv 2027 Notes, April 15 and October 15.

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

The Pactiv Notes are not guaranteed by any member of the Group and are unsecured.
The indentures governing the Pactiv Notes contain a negative pledge clause limiting the ability of certain entities within the Group, subject to certain exceptions, to (i) incur or guarantee debt that is secured by liens on “principal manufacturing properties” (as such term is defined in the indentures governing the Pactiv Notes) or on the capital stock or debt of certain subsidiaries that own or lease any such principal manufacturing property and (ii) sell and then take an immediate lease back of such principal manufacturing property.

The Pactiv 2012 Notes, the Pactiv 2017 Notes, the Pactiv 2018 Notes and the Pactiv 2027 Notes may be redeemed at any time at the Group's option, in whole or in part at a redemption price equal to 100% of the principal amount thereof plus any accrued and unpaid interest to the date of the redemption.

Refer to note 38 for further information regarding the repayment of the Pactiv 2012 Notes subsequent to December 31, 2011.

(ad)     Graham Packaging Notes
As of December 31, 2011, the Group had outstanding:

•
$355 million in principal amount of 9.875% senior subordinated notes due 2014, which were issued by Graham Packaging Company L.P. and GPC Capital Corp. I (the "Graham Issuers") (the "Graham Packaging 2014 Notes");

•	$14 million in principal amount of 8.250% senior notes due 2017, which were issued by the Graham Issuers (the "Graham Packaging 2017 Notes); and

•	$19 million in principal amount of 8.250% senior notes due 2018, which were issued by the Graham Issuers (the "Graham Packaging 2018 Notes),
(together, the "Graham Packaging Notes").
For each of the Graham Packaging Notes, interest is paid semi-annually:

•	on the Graham Packaging 2014 Notes, April 15 and October 15;

•	on the Graham Packaging 2017 Notes, January 1 and July 1; and

•	on the Graham Packaging 2018 Notes, April 1 and October 1.
The Graham Packaging Notes are guaranteed by certain members of the Graham Group and are unsecured.
The respective indentures governing the Graham Packaging Notes all contain customary covenants which restrict the Graham Group from certain activities including, among other things, incurring debt, creating liens over assets, selling assets, making restricted payments and entering into certain transactions with affiliates (which would include transactions with members of the Group that are not members of the Graham Group), in each case except as permitted under the respective indentures governing the Graham Packaging Notes.
The Graham Packaging 2017 Notes and the Graham Packaging 2018 Notes may be redeemed at any time at the Graham Group's option, in whole or in part at a redemption price equal to 100% of the principal amount thereof plus any accrued and unpaid interest to the date of the redemption plus a premium. The Graham Packaging 2014 Notes may be redeemed at any time at the Graham Group's option, in whole or in part at a redemption price equal to (i) from October 15, 2011 through October 14, 2012, 101.646% of the outstanding principal of amount thereof; and (ii) thereafter, 100% of the outstanding principal amount thereof; plus, in each case, any accrued and unpaid interest to the date of redemption.
On the date of the Graham Packaging Acquisition, the Group acquired principal amounts of $253 million and $250 million of the Graham Packaging 2017 Notes and the Graham Packaging 2018 Notes, respectively. Following the closing of the Graham Packaging Acquisition, the Graham Issuers launched a change of control offer on September 16, 2011 (the “Change of Control Offer”) to re-purchase for cash any or all of the Graham Packaging 2017 Notes and the Graham Packaging 2018 Notes pursuant to the respective indentures governing such notes. On October 20, 2011 principal amounts of $239 million of the Graham Packaging 2017 Notes and $231 million of the Graham Packaging 2018 Notes were re-purchased pursuant to the Change of Control Offer. The Group paid a total of $482 million for the payment of principal, accrued interest and the change of control premium for the above notes tendered in the Change of Control Offer.
Refer to note 38 for further information regarding the repayment of the Graham Packaging Notes subsequent to December 31, 2011.

(ae)     Other borrowings
As of December 31, 2011, in addition to the August 2011 Credit Agreement, the Notes, the 2007 Notes, the Pactiv Notes, and the Graham Packaging Notes, the Group had a number of unsecured working capital facilities extended to certain operating companies of the Group. These facilities bear interest at floating or fixed rates.
As of December 31, 2011, the Group had local working capital facilities in a number of jurisdictions which are secured by the collateral under the August 2011 Credit Agreement, the Secured Notes and certain other assets. The local working capital facilities which are secured by the collateral under the August 2011 Credit Agreement and the Secured Notes rank pari passu with the obligations under the August 2011 Credit Agreement and the Secured Notes. As of December 31, 2011, the secured facilities were utilized in the amount of $25 million (2010: $4 million) in the form of letters of credit and bank guarantees.
Other borrowings as of December 31, 2011, also included finance lease obligations of $28 million (2010: $28 million).

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

Term and debt repayment schedule

		As of December 31,
(In $ million)	Currency	2011 Nominal interest rate	2010 interest rate	Year of maturity	2011 Face value	2011 Carrying amount	2010 Face value	2010 Carrying amount
August 2011 Credit Agreement:
Tranche B Term Loan	$	LIBOR with a floor of 1.250% + 5.250%	—	2018	2,283	2,268	—	—
Tranche C Term Loan	$	LIBOR with a floor of 1.250% + 5.250%	—	2018	1,974	1,906	—	—
European Term Loan	€	EURIBOR with a floor of 1.500% + 5.250%	—	2018	317	316	—	—
2009 Credit Agreement:
Tranche A	$	LIBOR with a floor of 1.750% + 4.500%	6.250%	Repaid	—	—	500	485
Tranche B	$	LIBOR with a floor of 2.000% + 4.750%	6.750%	Repaid	—	—	1,016	980
Tranche C	$	LIBOR with a floor of 1.500% + 4.750%	6.250%	Repaid	—	—	790	767
Tranche D	$	LIBOR with a floor of 1.750% + 4.750%	6.500%	Repaid	—	—	1,520	1,474
European Term Loan	€	EURIBOR with a floor of 2.000% + 4.750%	6.750%	Repaid	—	—	324	320
August 2011 Senior Secured Notes		$7.875%	—	2019	1,500	1,468	—	—
August 2011 Senior Notes		$9.875%	—	2019	1,000	972	—	—
February 2011 Senior Secured Notes		$6.875%	—	2021	1,000	999	—	—
February 2011 Senior Notes		$8.250%	—	2021	1,000	993	—	—
October 2010 Senior Secured Notes		$7.125%	7.125%	2019	1,500	1,473	1,500	1,470
October 2010 Senior Notes		$9.000%	9.000%	2019	1,500	1,466	1,500	1,464
May 2010 Notes		$8.500%	8.500%	2018	1,000	980	1,000	978
2009 Notes		€7.750%	7.750%	2016	582	571	598	585
2009 Notes		$7.750%	7.750%	2016	1,125	1,071	1,125	1,063
2007 Senior Notes		€8.000%	8.000%	2016	621	606	638	621
2007 Senior Subordinated Notes		€9.500%	9.500%	2017	544	530	558	542
Pactiv 2012 Notes		$5.875%	5.875%	2012	249	253	249	261
Pactiv 2017 Notes		$8.125%	8.125%	2017	300	314	300	316
Pactiv 2018 Notes		$6.400%	6.400%	2018	16	17	16	17
Pactiv 2025 Notes		$7.950%	7.950%	2025	276	269	276	269
Pactiv 2027 Notes		$8.375%	8.375%	2027	200	197	200	197
Graham Packaging 2014 Notes		$9.875%	—	2014	355	367	—	—
Graham Packaging 2017 Notes		$8.250%	—	2017	14	14	—	—
Graham Packaging 2018 Notes		$8.250%	—	2018	19	19	—	—
Related party borrowings	NZ$	—	—	n/a	1	1	1	1
Related party borrowings	€	EURIBOR with a floor of 2.000% + 4.875%	—	n/a	23	23	—	—
Finance lease liabilities	Various	Various	Various	Various	28	28	28	28
Other borrowings	Various	Various	Various	Various	25	25	4	4
					17,452	17,146	12,143	11,842

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

Finance lease liabilities

Finance lease liabilities are payable as follows:

	As of December 31,
	2011			2010
(In $ million)	Minimum lease payments	Interest	Principal	Minimum lease payments	Interest	Principal
Less than one year	3	1	2	5	2	3
Between one and five years	11	6	5	13	6	7
More than five years	27	6	21	26	8	18
Total finance lease liabilities	41	13	28	44	16	28

26.     Employee Benefits

	As of December 31,
(In $ million)	2011	2010
Salary and wages accrued	129	134
Provision for annual leave	64	32
Provision for employee benefits	8	5
Provision for long service leave	15	5
Provision for sick leave	6	5
Defined contribution obligations	36	31
Defined benefit obligations:
Pension benefits	766	785
Post-employment medical benefits	140	169
Total employee benefits	1,164	1,166
Current	228	195
Non-current	936	971
Total employee benefits	1,164	1,166

26.1    Pension benefits

The Group makes contributions to defined benefit pension plans which define the level of pension benefit an employee will receive on retirement. The Group operates defined benefit pension plans in Austria, Canada, Germany, Japan, Switzerland, Taiwan, United Kingdom, Mexico and the United States. The Group's most significant plan as of December 31, 2011 is the Pactiv Retirement Plan, which comprises 80% (2010: 85%), of the Group's present value of obligations. The plan was assumed as part of the Pactiv Acquisition.

	As of December 31,
(In $ million)	2011	2010
Present value of unfunded obligations	157	228
Present value of funded obligations	5,276	4,708
Unrecognized actuarial gains (losses)	(484)	129
Total present value of obligations	4,949	5,065
Fair value of plan assets	(4,261)	(4,433)
Asset capping according to IAS 19, paragraph 58	—	135
Total pension benefits	688	767
Included in the statement of financial position as:
Employee benefits liabilities	766	785
Assets held for sale	(1)	—
Other non-current assets and non-current receivables	(77)	(18)
Total pension benefits	688	767

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

Movement in the defined benefit obligation

	As of December 31,
(In $ million)	2011	2010
Liability for defined benefit obligations at the beginning of the period	4,936	718
Defined benefit obligations assumed in business combinations	241	4,267
Current service cost	29	14
Past service cost	—	11
Interest cost	245	55
Contributions by plan participants	2	2
Benefits paid by the plan	(341)	(92)
Curtailments(a)	3	—
Settlements(b)	—	(39)
Actuarial (gains) losses on plan liabilities	349	(40)
Changes in actuarial assumptions	—	1
Reclassifications from employee benefits	—	(2)
Defined benefit obligations related to disposals of businesses (a)	(18)	—
Effect of movements in exchange rates	(13)	41
Liability for defined benefit obligations at the end of the period	5,433	4,936

(a)
During 2011, certain personnel participating under the SIG pension and welfare fund of SIG Schweizerische Industrie Gesellschaft AG were terminated without further plan benefits through a management buy-out which resulted in a curtailment loss of $3 million.

On September 1, 2011, the Group announced to participants in the Pactiv Retirement Plan that the plan was being frozen and that no future benefits would be earned effective January 1, 2012. There was no curtailment impact on comprehensive income as a result of freezing the plan and no effect on the plan's defined benefit obligation.

(b) Plan settlements were triggered from the change in control payments made as a result of the Pactiv Acquisition in November 2010 (refer to note 33). Certain settlements made in the period ended December 31, 2010, were not funded by plan assets.

Of the above liability for the defined benefit obligation, the liability related to the Pactiv Retirement Plan was $4,254 million as of December 31, 2011 (2010: $4,086 million).

Expense recognized in the statements of comprehensive income

	For the period ended December 31,
(In $ million)	2011	2010	2009
Current service cost	29	14	14
Past service cost	—	11	10
Interest cost	245	55	29
Expected return on plan assets	(312)	(67)	(29)
Curtailments	3	—	(3)
Asset capping according to IAS 19, paragraph 58	—	(37)	49
Changes in actuarial assumptions	—	—	1
Actuarial (gains) losses	10	34	(45)
Total plan net (income) expense	(25)	10	26

The expense is recognized in the following line items in the statements of comprehensive income:

	For the period ended December 31,
(In $ million)	2011	2010	2009
Cost of sales	22	13	18
General and administration expenses	(47)	(3)	8
Total plan (income) expense	(25)	10	26

During the period ended December 31, 2011, the net plan income of the Pactiv Retirement Plan was $49 million (2010: $5 million net plan expense for the period November 16, 2010 to December 31, 2010).

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

Movement in plan assets

	As of December 31,
(In $ million)	2011	2010
Fair value of the plan assets at the beginning of the period	4,433	736
Plan assets assumed in business combinations	123	3,546
Contributions by the Group	27	67
Contributions by plan participants	2	2
Benefits paid by the plans	(341)	(92)
Expected return on plan assets	312	67
Actuarial gains (losses) on plan assets	(277)	81
Settlements	—	(39)
Plan assets related to disposals of businesses	(18)	—
Effects of movements in exchange rates	—	63
Transfer of assets to the plan	—	2
Fair value of plan assets at the end of the period	4,261	4,433

The above plan assets as of December 31, 2011 and 2010 include the Pactiv Retirement Plan assets of $3,362 million and $3,622 million, respectively. In addition to the above plan assets, the Group is required to hold assets as collateral against certain unfunded defined benefit obligations assumed as part of the Pactiv Acquisition. As of December 31, 2011 and 2010, $27 million and $28 million in cash, respectively, included in other non-current assets in the statements of financial position, was held as collateral against these obligations.

Plan assets consist of the following:

	As of December 31,
(In $ million)	2011	2010
Equity instruments	2,620	2,858
Debt instruments	1,270	1,304
Property	214	207
Other	157	64
Total plan assets	4,261	4,433
Actual return on plan assets	35	148

The actual return on plan assets includes the actual return on plan assets of the Pactiv Retirement Plan of $21 million for the period ended December 31, 2011 and $125 million for the period from November 16, 2010 to December 31, 2010.

The Group expects to contribute $36 million to the pension plans during the annual period beginning after the reporting date.

Actuarial assumptions — all plans

For the period ended December 31,
	2011	2010	2009
Discount rates at December 31	1.8% - 8.25%	1.8% - 6.0%	2.0% - 6.1%
Expected returns on plan assets at January 1	2.0% - 9.0%	1.5% - 8.0%	0.0% - 8.0%
Future salary increases	0.0% - 5.0%	0.0% - 4.0%	1.8% - 4.0%
Future pension increases	0.0% - 4.0%	0.0% - 2.0%	0.0% - 2.0%

The expected long-term rate of return for each plan is based on the portfolio as a whole and not on the sum of the returns on the individual asset categories. The return is based exclusively on historical returns, without adjustments.

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

The actuarial assumptions on the Group's most significant defined benefit pension plan for the period ended December 31, 2011 and 2010, being the Pactiv Retirement Plan, are as follows:

	For the period ended December 31,
	2011	2010
Discount rates at December 31	4.8%	5.2%
Expected returns on plan assets at January 1	7.8%	7.8%
Future salary increases	—%	4.0%
Future pension increases	—%	2.7%

The actuarial assumptions on the Group's most significant defined benefit pension plan prior to the Pactiv Acquisition in November 2010, being the SIG Combibloc Group AG plan, are as follows:

	For the period ended December 31,
	2010	2009
Discount rates at December 31	3.3%	3.5%
Expected returns on plan assets at January 1	4.2%	4.3%
Future salary increases	2.5%	2.0%
Future pension increases	2.0%	1.0%

Historical information

	For the period ended December 31,
(In $ million)	2011	2010	2009	2008	2007
Liability for the defined benefit obligations	(5,433)	(4,936)	(718)	(694)	(621)
Fair value of plan assets	4,261	4,433	736	665	674
Plan (deficit) surplus	(1,172)	(503)	18	(29)	53
Experience adjustments arising on plan liabilities	(99)	(3)	(4)	1	—
Experience adjustments arising on plan assets	(277)	14	(46)	9	—

The assumed discount rates have a significant effect on the amounts recognized in the statement of comprehensive income. A half percentage point change in assumed discount rates would have the following effects:

(In $ million)	Increase	Decrease
Effect on the aggregated service and interest cost	7	(5)
Effect on the defined benefit obligation	(274)	267

The expected rates of return on plan assets have a significant effect on the amounts recognized in the statement of comprehensive income. A half percentage point change in expected rates of return on plan assets would have the following effects:

(In $ million)	Increase	Decrease
Effect on the aggregated service and interest cost	22	(22)
Effect on the defined benefit obligation	—	—

26.2    Post-employment medical benefits

The Group operates post-employment medical benefit plans mainly in the United States. The liability for the post-employment medical benefits has been assessed using the same assumptions as for the pension benefits, together with the assumption of a weighted average healthcare cost trend rate of 8.0% in 2011 (2010: 7.9% and 2009: 8.0%).

The main actuarial assumption is the published mortality rates within the RP2000 combined mortality rate table for 2011 and 2010.

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

	As of December 31,
(In $ million)	2011	2010
Present value of unfunded obligations	147	158
Unrecognized actuarial gains (losses)	(7)	3
Unrecognized past service costs	5	8
Total present value of obligations	145	169
Fair value of plan assets	—	—
Total post-employment medical benefits	145	169

The Group expects to contribute $9 million to the post-employment medical benefit plans during the annual period ending December 31, 2012.

Movement in the defined benefit obligation

	For the period ended December 31,
(In $ million)	2011	2010
Liability for defined benefit obligations at the beginning of the period	158	87
Defined benefit obligations assumed in a business combination	1	71
Current service cost	3	2
Interest cost	8	5
Past service cost(b)	(7)	—
Contributions by plan participants	4	1
Benefits paid by the plan	(12)	(3)
Plan amendments(a)	—	(1)
Curtailments(b)	(17)	—
Actuarial (gains) losses recognized	9	(4)
Liability for defined benefit obligations at the end of the period	147	158

(a)	During 2010, the Evergreen segment replaced post-65 AARP coverage with an HRA which resulted in a plan amendment credit of $1 million.

(b)
On August 8, 2011, the Group terminated Pactiv retiree medical coverage, except for those who retired prior to 2003, which resulted in a curtailment gain of $17 million. The Group also capped the retiree life insurance benefit associated with the retiree medical plan. These actions resulted in a reduction of $7 million in past service costs during the period ended December 31, 2011.

Expense recognized in the statements of comprehensive income

	For the period ended December 31,
(In $ million)	2011	2010	2009
Current service cost	3	2	3
Interest cost	8	5	5
Past service cost	(10)	(2)	(2)
Curtailments	(17)	—	5
Actuarial losses recognized	—	—	1
Plan amendments	—	(1)	—
Total (income) expense recognized in the statement of comprehensive income	(16)	4	12

The expense is recognized in the following line items in the statements of comprehensive income:

	For the period ended December 31,
(In $ million)	2011	2010	2009
Cost of sales	5	4	7
General and administration expenses	(21)	—	5
Total plan (income) expense	(16)	4	12

Assumed health care cost trend rates have a significant effect on the amounts recognized in the statement of comprehensive income. A one percentage point change in assumed health care cost trend rates would have the following effects:

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

(In $ million)	Increase	Decrease
Effect on the aggregated service and interest cost	—	—
Effect on the defined benefit obligation	4	(3)

Discount rates have a significant effect on the amounts recognized in the statement of comprehensive income. A one percentage point change in discount rates would have the following effects:

(In $ million)	Increase	Decrease
Effect on the aggregated service and interest cost	—	—
Effect on the defined benefit obligation	(8)	9

Historical information

	For the period ended December 31,
(In $ million)	2011	2010	2009	2008	2007
Present value of the defined benefit obligation	147	158	87	86	25
Experience adjustments arising on plan liabilities	3	5	—	(1)	—

27.     Provisions

(In $ million)	Legal	Warranty	Restructuring	Workers' compensation	Other	Total
Balance as of December 31, 2010	41	12	17	35	55	160
Acquisitions through business combinations	15	4	1	12	24	56
Provisions made	2	8	90	18	18	136
Provisions used	(9)	(13)	(69)	(15)	(9)	(115)
Provisions reversed	(5)	(2)	(2)	—	(1)	(10)
Transfers to other liabilities	(3)	2	(1)	—	9	7
Effect of movements in exchange rates	(1)	—	—	—	(1)	(2)
Balance as of December 31, 2011	40	11	36	50	95	232
Current	7	11	33	24	23	98
Non-current	33	—	3	26	72	134
Total Provisions as of December 31, 2011	40	11	36	50	95	232
Current	16	12	17	17	12	74
Non-current	25	—	—	18	43	86
Total Provisions as of December 31, 2010	41	12	17	35	55	160

Legal

The Group is subject to litigation in the ordinary course of operations. Provisions for legal claims are recognized when estimated costs associated with settling current legal proceedings are considered probable. Provisions may include estimated legal and other fees associated with settling these claims.

Warranty

A provision for warranty is recognized for all products under warranty as of the reporting date based on sales volumes and past experience of the level of problems reported and product returns.

Restructuring

A provision for restructuring is recognized when the Group has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been publicly announced. Business closure and rationalization provisions can include such items as employee severance or termination pay, site closure costs and onerous leases. Future operating costs are not provided for.

Workers' compensation

The Group has elected to self-insure certain of its workers' compensation obligations in the United States.

Under the self-insurance programs in the United States, the Group retains the risk of work related injuries for any employees covered under the scheme.

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

The liability in respect of the self-insurance programs is estimated on an actuarial basis to reflect all claims incurred, including reported claims and those that are incurred but not yet reported. All changes in the liability for claims are recognized immediately in the statement of comprehensive income.

As a result of the Group's self-insured status in the United States, the risk presently exists that an insurable event may occur which will result in a claim which cannot be readily quantified financially. By their very nature, risks of this type are inherently random and therefore unpredictable. The Group mitigates this risk by having established and approved occupational health and safety procedures in addition to resources directed to the management of claims and rehabilitation.

As a component of its self-insured status the Group also maintains insurance coverage through third parties for large claims at levels that are customary and consistent with industry standards for groups of similar size.

Other provisions

The main components of other provisions are lease provisions and contingent liabilities recognized in acquisitions, environmental remediation, asset retirement obligations, brokerage provisions for customs duties, and rent contracts related to investment properties. Other provisions as of December 31, 2011 included $26 million related to make-good obligations with respect to leases acquired in connection with the Pactiv Acquisition and the Dopaco Acquisition, $17 million related to asset retirement obligations, which were acquired in connection with the Graham Packaging Acquisition and the Dopaco Acquisition and $10 million related to environmental remediation programs. Other provisions as of December 31, 2010 included $29 million related to make-good obligations with respect to leases acquired in connection with the Pactiv Acquisition, $5 million related to a contingent tax liability acquired in the Pactiv Acquisition and $9 million related to environmental remediation programs.

28.     Equity

28.1    Share capital

The reported share capital balance as of December 31, 2011 is that of the Company, which is the sole parent of the Group.

In accordance with the Group's accounting policy in respect of common control transactions (refer to note 3.1(d)), financial information presented in these financial statements has been recast to include the balances of the combined entities as though the common control transactions occurred on the date that the common control originally commenced rather than the date that the common control transactions actually occurred. As a result, the reported share capital balance as of January 1, 2010, is that of the Company, EPI, Evergreen Packaging International B.V. ("EPIBV"), Reynolds Packaging Inc. ("RPI") (now named Reynolds Packaging Holdings LLC), and Reynolds Packaging International B.V. ("RPIBV").

On September 1, 2010, the issued capital of RPI and RPIBV was acquired by entities controlled by the Company. From this date, each of RPI and RPIBV as well as their respective controlled entities are consolidated by the Group. In accordance with the Group's accounting policy in respect of common control transactions, the $149 million difference between the consideration paid of $342 million (representing the fair value of the businesses acquired determined at the date of the common control acquisition) and the share capital acquired of $193 million has been recognized as a debit to other reserves which is a component of equity.

On May 4, 2010, the issued capital of EPI and EPIBV was acquired by entities controlled by the Company. From this date, each of EPI and EPIBV as well as their respective controlled entities are consolidated by the Group. In accordance with the Group's accounting policy in respect of common control transactions, the $899 million difference between the consideration paid of $1,612 million (representing the fair value of the businesses acquired determined at the date of the common control acquisition) and the share capital acquired of $713 million has been recognized as a debit to other reserves which is a component of equity.

On November 5, 2009, the issued capital of Reynolds Consumer Products Holdings Inc. ("RCPHI") (now named Reynolds Consumer Products Holdings LLC), Reynolds Consumer Products International B.V. ("RCPIBV") and Closure Systems International B.V. ("CSIBV") was acquired by entities controlled by the Company. From this date, each of RCPHI, RCPIBV, and CSIBV as well as their respective controlled entities are consolidated by the Group. In accordance with the Group's accounting policy in respect of common control transactions, the $584 million difference between the consideration paid of $1,692 million (representing the fair value of the businesses acquired determined at the date of the common control acquisitions) and the share capital acquired of $1,108 million has been recognized as a debit to other reserves which is a component of equity.

A summary of the impact of these transactions recognized in other reserves within equity is as follows:

(In $ million)	Reynolds Consumer	Closures	Evergreen	Reynolds Foodservice
Total consideration	984	708	1,612	342
Net book value of share capital of the acquired businesses	(641)	(467)	(713)	(193)
Difference between total consideration and book value of share capital of the acquired business (recognized in other reserves within equity)	343	241	899	149

During the period ended December 21, 2010, the Group recognized a total adjustment of $1,048 million (2009: $584 million) for the above common control transaction related to the Evergreen and Reynolds Foodservice acquisitions as a component of other reserves within equity.

Further information regarding Reynolds Group Holdings Limited issued capital is detailed below:

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

	For the period ended December 31,
Number of shares	2011	2010	2009
Balance as of the beginning of the period	111,000,004	111,000,003	51,000,001
Issue of shares	—	1	60,000,002
Balance as of December 31	111,000,004	111,000,004	111,000,003
All issued shares are fully paid and have no par value.

On November 16, 2010, the Company issued to its sole shareholder, Packaging Finance Limited (“PFL”), 1 fully paid ordinary share at an issue price of NZ$414 million ($322 million) per share.

On November 6, 2009, the Company issued to PFL, 1 fully paid ordinary share at an issue price of NZ$760 million ($544 million) per share.

On September 29, 2009, loans payable by the Company to BPC Finance (N.Z.) Limited (“BPCF”) in the amount of NZ$478 million ($342 million), to CHHL in the amount of NZ$473 million ($338 million) and to Packaging Holdings Limited (“PHL”) in the amount of NZ$96 million ($69 million) were novated in exchange for the issue of 1 ordinary share to PFL at an issue price of NZ$1,047 million ($749 million).

On August 14, 2009, the Company issued to PFL 60,000,000 fully paid ordinary shares at an issue price of NZ$1 per share (NZ$60 million, or $41 million) in exchange for payment of outstanding related party borrowings.

The holder of the shares is entitled to receive dividends as declared from time to time and is entitled to one vote per share. All shares rank equally with regard to the Company's residual assets in the event of a wind-up.

28.2    Reserves

	For the period ended December 31,
(In $ million)	2011	2010	2009
Translation reserve	344	369	76
Other reserves	(1,561)	(1,561)	(513)
Balance	(1,217)	(1,192)	(437)

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations from their functional currencies to the Group's presentation currency.

Other reserves

The other reserves comprise balances resulting from transactions with entities under common control.

In accordance with the Group's accounting policy for transactions under common control (refer to note 3.1(d)), the Group has recognized in other reserves the difference between the total consideration paid for the businesses acquired and the book value of the issued capital of the parent companies acquired for the transactions which occurred on November 5, 2009, May 4, 2010 and September 1, 2010 (refer to Note 28.1).

The Group has also recognized in other reserves the net contributions from related parties in respect of the acquisition from Alcoa of the packaging and consumer divisions.

28.3    Dividends

There were no dividends declared or paid during the period ended December 31, 2011 (2010: none; 2009: none) by the Company.

On August 31, 2010, RPI paid a dividend of $39 million, of which $38 million was paid in cash and $1 million was settled through reductions in related party balances payable, to its shareholder at the time, Reynolds Packaging (NZ) Limited, in advance of the acquisition of the Reynolds foodservice packaging business by the Group on September 1, 2010.

28.4    Capital management

The Directors are responsible for monitoring and managing the Group's capital structure. Capital is comprised of equity and external borrowings.

The Directors' policy is to maintain an acceptable capital base to promote the confidence of the Group's financiers and creditors and to sustain the future development of the business. The Directors monitor the Group's financial position to ensure that it complies at all times with its financial and other covenants as set out in its financing arrangements.

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

In order to maintain or adjust the capital structure, the Directors may elect to take a number of measures, including for example to dispose of assets or operating segments of the business, alter its short to medium term plans in respect of capital projects and working capital levels, or to re-balance the level of equity and external debt in place.

29.     Financial risk management

29.1    Overview

This note presents information about the Group's exposure to market risk, credit risk and liquidity risk, and where applicable, the Group's objectives, policies and procedures for managing these risks.

Exposure to market, credit and liquidity risks arises in the normal course of the Group's business. The Directors of the Group and the ultimate parent entity have overall responsibility for the establishment and oversight of the Group's risk management framework.

The Directors have established a treasury policy that identifies risks faced by the Group and sets out policies and procedures to mitigate those risks. Risk management is primarily carried out by the treasury function of the Group. The Directors have delegated authority levels and authorized the use of various financial instruments to a restricted number of personnel within the treasury function.

Monthly combined treasury reports are prepared for the Directors and officers of the Group, who ensure compliance with the risk management policies and procedures.

29.2    Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and commodity prices, will affect the Group's cash flows or the fair value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters.

The Group buys and sells derivatives in the ordinary course of business to manage market risks. The Group does not enter into derivative contracts for speculative purposes.

(a)	Foreign exchange risk

Translation risk

As a result of the Group's international operations, foreign exchange risk exposures exist on sales, purchases, financial assets and borrowings that are denominated in foreign currencies (i.e. currencies other than $). The currencies in which these transactions primarily are denominated are Euro (“€”), Mexican Pesos (“MXN”), New Zealand Dollars (“NZ$”) and Canadian Dollars (“CA$”).

In accordance with the Group's treasury policy, the Group takes advantage of natural offsets to the extent possible. Therefore, when commercially feasible, the Group borrows in the same currencies in which cash flows from operations are generated. Generally the Group does not use forward exchange contracts to hedge residual foreign exchange risk arising from customary receipts and payments denominated in foreign currencies. However, when considered appropriate, the Group may enter into forward exchange contracts to hedge foreign exchange risk arising from specific transactions.

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

Exposure to foreign exchange risk

(In $ million)	€	MXN	NZ$	CA$
As of December 31, 2011
Cash and cash equivalents	99	11	—	7
Trade and other receivables	141	73	22	21
Non-current receivables	7	—	271	—
Trade and other payables	(208)	(43)	(18)	(12)
Loans and borrowings:
August 2011 Credit Agreement	(316)	—	—	—
2009 Notes	(571)	—	—	—
2007 Senior Notes	(606)	—	—	—
2007 Senior Subordinated Notes	(530)	—	—	—
Other borrowings	(1)	—	—	—
Related party borrowings	(23)	—	(1)	—
Total exposure	(2,008)	41	274	16
Embedded derivative	9	—	—	—
Commodity derivative	(3)	—	—	—
Effect of derivative contracts	6	—	—	—
Net exposure	(2,002)	41	274	16

(In $ million)	€	MXN	NZ$	CA$
As of December 31, 2010
Cash and cash equivalents	81	9	1	14
Trade and other receivables	120	47	11	13
Non-current receivables	24	—	256	—
Trade and other payables	(152)	(16)	(10)	(2)
Loans and borrowings:
2009 Credit Agreement	(320)	—	—	—
2009 Notes	(585)	—	—	—
2007 Senior Notes	(621)	—	—	—
2007 Senior Subordinated Notes	(542)	—	—	—
Other borrowings	(2)	—	—	—
Related party borrowings	—	—	(1)	—
Total exposure	(1,997)	40	257	25
Embedded derivative	16	—	—	—
Commodity derivative	—	—	—	—
Effect of derivative contracts	16	—	—	—
Net exposure	(1,981)	40	257	25

Cash flows associated with derivatives are expected to occur and impact the profit or loss component of the statement of comprehensive income in the next twelve months.

In addition to the above, the Group is exposed to foreign exchange risk on future sales and purchases that are denominated in foreign currencies.

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

Significant exchange rates

The following significant exchange rates applied during the period:

	Average rate for the period ended December 31,		As of December 31,
	2011	2010	2011	2010
1 €	1.39	1.33	1.32	1.33
10 MXN	0.80	0.79	0.71	0.81
1 NZ$	0.79	0.72	0.77	0.77
1 CA$	1.01	0.97	0.98	1.00

Sensitivity analysis

A change in exchange rates would impact future payments and receipts of the Group's assets and liabilities denominated in foreign currencies. A 10% strengthening or weakening of the U.S. dollar against the following currencies at the reporting date would have (increased) decreased comprehensive income in the statement of comprehensive income by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The same basis has been applied for all periods presented.

	Comprehensive income for the period ended December 31, 2011
(In $ million)	10% strengthening of $	10% weakening of $
	€(200)	200
MXN	4	(4)
NZ$	27	(27)
CA$	2	(2)

The Group's primary exposure to foreign exchange risk is on the translation of net assets of Group entities which are denominated in currencies other than the U.S. dollar, which is the Group's reporting currency. The impact of movements in exchange rates is therefore recognized in other comprehensive income.

Transaction risk

The Group has $1,583 million of U.S. dollar-denominated notes in an entity with a functional currency of the euro. A 10% strengthening of the U.S. dollar against the euro would have resulted in a $158 million loss recognized as a financial expense in the statement of comprehensive income. A 10% weakening would have an equal but opposite effect.

Certain subsidiaries within the Group are exposed to foreign exchange risk on intercompany borrowings, sales and purchases denominated in currencies that are not the functional currency of that subsidiary. In these circumstances, a change in exchange rates would impact the net operating profit recognized in the profit or loss component of the Group's statement of comprehensive income.

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

(b)	Interest rate risk

The Group's interest rate risk arises from long-term borrowings at both fixed and floating rates and deposits which earn interest at floating rates. Borrowings and deposits at floating rates expose the Group to cash flow interest rate risk. Borrowings at fixed rates expose the Group to fair value interest rate risk.

The Group has exposure to both floating and fixed interest rates on borrowings primarily denominated in the U.S. dollar and the euro.

Interest rate risk on borrowings at floating rates is partially offset by interest earned on cash deposits also at floating rates.

The Group has adopted a policy, which is consistent with the covenants under the August 2011 Credit Agreement, to ensure that at least 50% of its overall exposure to changes in interest rates on borrowings is on a fixed rate basis.

The following table sets out the Group's interest rate risk repricing profile:

(In $ million)	Total	6 months or less	6 to 12 months	1 to 2 years	2 to 5 years	More than 5 years
As of December 31, 2011
Fixed rate instruments
Loans and borrowings:
August 2011 Senior Secured Notes	(1,500)	—	—	—	—	(1,500)
August 2011 Senior Notes	(1,000)	—	—	—	—	(1,000)
February 2011 Senior Secured Notes	(1,000)	—	—	—	—	(1,000)
February 2011 Senior Notes	(1,000)	—	—	—	—	(1,000)
October 2010 Senior Secured Notes	(1,500)	—	—	—	—	(1,500)
October 2010 Senior Notes	(1,500)	—	—	—	—	(1,500)
May 2010 Notes	(1,000)	—	—	—	—	(1,000)
2009 Notes	(1,707)	—	—	—	(1,707)	—
2007 Senior Notes	(621)	—	—	—	—	(621)
2007 Senior Subordinated Notes	(544)	—	—	—	—	(544)
Pactiv 2012 Notes	(249)	—	(249)	—	—	—
Pactiv 2017 Notes	(300)	—	—	—	—	(300)
Pactiv 2018 Notes	(16)	—	—	—	—	(16)
Pactiv 2025 Notes	(276)	—	—	—	—	(276)
Pactiv 2027 Notes	(200)	—	—	—	—	(200)
Graham Packaging 2014 Notes	(355)	—	—	—	(355)	—
Graham Packaging 2017 Notes	(14)	—	—	—	—	(14)
Graham Packaging 2018 Notes	(19)	—	—	—	—	(19)
Other borrowings	(33)	(4)	(1)	(2)	(4)	(22)
Total fixed rate instruments	(12,834)	(4)	(250)	(2)	(2,066)	(10,512)
Floating rate instruments
Cash and cash equivalents	597	597	—	—	—	—
Related party receivables	271	271	—	—	—	—
Bank overdrafts	(3)	(3)	—	—	—	—
Loans and borrowings:
August 2011 Credit Agreement	(4,574)	(4,574)	—	—	—	—
Related party borrowings	(24)	(24)	—	—	—	—
Other borrowings	(20)	(19)	—	(1)	—	—
Total variable rate instruments	(3,753)	(3,752)	—	(1)	—	—
Total	(16,587)	(3,756)	(250)	(3)	(2,066)	(10,512)

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

(In $ million)	Total	6 months or less	6 to 12 months	1 to 2 years	2 to 5 years	More than 5 years
As of December 31, 2010
Fixed rate instruments
Loans and borrowings:
October 2010 Senior Secured Notes	(1,500)	—	—	—	—	(1,500)
October 2010 Senior Notes	(1,500)	—	—	—	—	(1,500)
May 2010 Notes	(1,000)	—	—	—	—	(1,000)
2009 Notes	(1,723)	—	—	—	—	(1,723)
2007 Senior Notes	(638)	—	—	—	—	(638)
2007 Senior Subordinated Notes	(558)	—	—	—	—	(558)
Pactiv 2012 Notes	(249)	—	—	(249)	—	—
Pactiv 2017 Notes	(300)	—	—	—	—	(300)
Pactiv 2018 Notes	(16)	—	—	—	—	(16)
Pactiv 2025 Notes	(276)	—	—	—	—	(276)
Pactiv 2027 Notes	(200)	—	—	—	—	(200)
Other borrowings	(31)	(1)	(2)	(1)	(1)	(26)
Total fixed rate instruments	(7,991)	(1)	(2)	(250)	(1)	(7,737)
Floating rate instruments
Cash and cash equivalents	664	664	—	—	—	—
Related party receivables	256	256	—	—	—	—
Bank overdrafts	(12)	(12)	—	—	—	—
Loans and borrowings:
2009 Credit Agreement	(4,150)	(4,150)	—	—	—	—
Related party borrowings	(1)	(1)	—	—	—	—
Other borrowings	(3)	(3)	—	—	—	—
Total variable rate instruments	(3,246)	(3,246)	—	—	—	—
Total	(11,237)	(3,247)	(2)	(250)	(1)	(7,737)

The Group's sensitivity to interest rate risk can be expressed in two ways:

Fair value sensitivity analysis

A change in interest rates impacts the fair value of the Group's fixed rate borrowings. Given all debt instruments are carried at amortized cost, a change in interest rates would not impact the profit or loss component of the statement of comprehensive income.

Cash flow sensitivity analysis

A change in interest rates would impact future interest payments and receipts on the Group's floating rate assets and liabilities. An increase or decrease in interest rates of 100 basis points at the reporting date would impact the statement of comprehensive income result and equity by the amounts shown below, based on the assets and liabilities held at the reporting date, and a one year time frame. This analysis assumes that all other variables, in particular foreign currency exchange rates, remain constant. The analysis is performed on the same basis for comparative periods.

As of December 31, 2011, most of the Group's debt has been issued with a fixed interest rate. While interest on the August 2011 Credit Agreement is at a floating rate, there is a LIBOR/EURIBOR floor of between 1.25% and 1.50%. Given current LIBOR/EURIBOR rates, a 1% decrease in interest rates would have no impact on interest expense on this facility due to the LIBOR floor. However, a 1% increase in interest rates would have a $3 million impact on interest expense.

(c)	Commodity and other price risk

Commodity and other price risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer or by factors affecting all similar financial instruments traded in the market.

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

The Group's exposure to commodity and other price risk arises principally from the purchase of resin (and its components), natural gas and aluminum. Other than resin, natural gas and certain aluminum purchases, the Group generally purchases these commodities at spot market prices and commodity financial instruments or derivatives to hedge commodity prices are not used.

The Group's objective is to ensure that its commodity and other price risk exposure is kept at an acceptable level. In accordance with the Group's treasury policy, the Group enters into derivative instruments to hedge the Group's exposure in relation to the cost of resin, natural gas and aluminum.

The following table provides the detail of out outstanding derivative contracts as of December 31, 2011:

Type	Unit of measure	Contracted volumes	Contracted price range	Contracted date of maturity
Resin futures	pound	18,000,000	$0.98 - $1.00	Jan 2012 - Dec 2012
Resin futures	metric tonne	10,000	€1,420	Jul 2012 - Oct 2012
Resin futures	kiloliter	16,900	JPY 48,100 - 51,700	Jan 2012 - Aug 2012
Aluminum swaps	metric tonne	29,171	$1,940 - $2,816	Jan 2012 - Dec 2014
Natural gas swaps	million BTU	2,742,627	$3.33 - $4.88	Jan 2012 - Feb 2013
Ethylene swaps	pound	11,637,600	$0.43 - $0.62	Feb 2012 - June 2012
Benzene swaps	U.S. liquid gallon	4,299,389	$3.45 - $3.84	Feb 2012 - June 2012

The fair values of the derivative contracts are based on quoted market prices or traded exchange market prices and represent the estimated amounts that the Group would pay or receive to terminate the contracts. During the period ended December 31, 2011, the Group recognized an unrealized loss of $26 million (2010: unrealized gain of $4 million; 2009: unrealized gain of $129 million) as a component of other income in the statements of comprehensive income. During the period ended December 31, 2011, the Group recognized a realized gain of $7 million (2010: realized loss of $11 million; 2009: realized loss of $96 million) as a component of cost of sales in the statements of comprehensive income.

The impact on the statement of comprehensive income from a revaluation of derivative contracts at December 31, 2011 assuming a ten percent parallel upwards movement in the price curve used to value the contracts is a gain of $15 million (2010: none; 2009: gain of $13 million) assuming all other variables remain constant. A 10% parallel decrease in the price curve would have an equal but opposite effect on the statement of comprehensive income.

29.3    Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group's receivables from customers and related entities.

Given the diverse range of operations and customers across the Group, the Directors have delegated authority for credit control procedures to each of the segments within the Group. Each operating business is responsible for managing its own credit control procedures. These include but are not limited to reviewing the individual characteristics of new customers for creditworthiness before accepting the customer and agreeing upon purchase limits and terms of trade. If considered appropriate the operating business may take out insurance for specific debtors.

Generally the Group does not require collateral in respect of trade and other receivables. Goods are generally sold subject to retention of title clauses, so that in the event of non-payment the Group may have a secured claim. For certain sales letters of credit are obtained.

The Group's exposure to credit risk is primarily in its trade and other receivables and is influenced mainly by the individual characteristics of each customer. Refer to note 16.

Historically there has been a low level of losses resulting from default by customers and related entities. The carrying amount of financial assets represents the maximum credit exposure.

The Group limits its exposure to credit risk by making deposits and entering into derivative instruments with counterparties that have a credit rating of at least investment grade. Given these high credit ratings, management does not expect any such counterparty to fail to meet its obligations.

29.4	Liquidity risk

Liquidity risk is the risk that the Group will not meet its contractual obligations as they fall due. The Group's approach to managing liquidity risk is to ensure that it will always have sufficient liquidity to meet its liabilities as and when they fall due and comply with bank covenants under both normal and stressed conditions.

The Group evaluates its liquidity requirements on an ongoing basis using a 13 week rolling forecast and a 12 month rolling forecast and ensures that it has sufficient cash on demand to meet expected operating expenses including the servicing of financial obligations.

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

The Group generates sufficient cash flows from its operating activities to meet its obligations arising from its financial liabilities. It also has credit lines in place to cover potential shortfalls. As of December 31, 2011, the Group had undrawn lines of credit under the revolving facilities of the August 2011 Credit Agreement totaling $35 million and €63 million ($82 million) (2010: $71 million and €56 million ($74 million) under the 2009 Credit Agreement). In addition, the Group has local working capital facilities in various jurisdictions which are available if needed to support the cash management of local operations.

The following table sets out contractual cash flows for all financial liabilities including commodity derivatives.

(In $ million)	Carrying amount	Total	6 months or less	6 to 12 months	1 to 2 years	2 to 5 years	More than 5 years
As of December 31, 2011
Non-derivative financial liabilities
Bank overdrafts	(3)	(3)	(3)	—	—	—	—
Trade and other payables	(1,760)	(1,760)	(1,760)	—	—	—	—
Non-current payables	(38)	(38)	—	—	(38)	—	—
Loans and borrowings
August 2011 Credit Agreement	(4,490)	(6,142)	(271)	(267)	(522)	(1,471)	(3,611)
August 2011 Senior Secured Notes	(1,468)	(2,444)	(59)	(59)	(118)	(354)	(1,854)
August 2011 Senior Notes	(972)	(1,789)	(49)	(49)	(99)	(296)	(1,296)
February 2011 Senior Secured Notes	(999)	(1,652)	(34)	(34)	(69)	(206)	(1,309)
February 2011 Senior Notes	(993)	(1,784)	(41)	(41)	(83)	(248)	(1,371)
October 2010 Senior Secured Notes	(1,473)	(2,301)	(53)	(53)	(107)	(321)	(1,767)
October 2010 Senior Notes	(1,466)	(2,514)	(68)	(68)	(135)	(405)	(1,838)
May 2010 Notes	(980)	(1,554)	(43)	(43)	(85)	(255)	(1,128)
2009 Notes	(1,642)	(2,368)	(66)	(66)	(132)	(2,104)	—
2007 Senior Notes	(606)	(870)	(25)	(25)	(50)	(770)	—
2007 Senior Subordinated Notes	(530)	(803)	(26)	(26)	(52)	(699)	—
Pactiv 2012 Notes	(253)	(264)	(7)	(257)	—	—	—
Pactiv 2017 Notes	(314)	(433)	(12)	(12)	(24)	(73)	(312)
Pactiv 2018 Notes	(17)	(23)	(1)	(1)	(1)	(3)	(17)
Pactiv 2025 Notes	(269)	(584)	(11)	(11)	(22)	(66)	(474)
Pactiv 2027 Notes	(197)	(459)	(8)	(8)	(17)	(50)	(376)
Graham Packaging 2014 Notes	(367)	(461)	(18)	(18)	(35)	(390)	—
Graham Packaging 2017 Notes	(14)	(21)	(1)	(1)	(1)	(3)	(15)
Graham Packaging 2018 Notes	(19)	(31)	(1)	(1)	(2)	(5)	(22)
Related party borrowings	(24)	(39)	(1)	(2)	(2)	(5)	(29)
Other borrowings	(53)	(66)	(25)	(2)	(5)	(9)	(25)
	(18,947)	(28,403)	(2,583)	(1,044)	(1,599)	(7,733)	(15,444)
Derivative financial liabilities
Commodity derivatives
Inflows	—	26	17	9	—	—	—
Outflows	(15)	(41)	(27)	(14)	—	—	—
	(15)	(15)	(10)	(5)	—	—	—
Total	(18,962)	(28,418)	(2,593)	(1,049)	(1,599)	(7,733)	(15,444)

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

(In $ million)	Carrying amount	Total	6 months or less	6 to 12 months	1 to 2 years	2 to 5 years	More than 5 years
As of December 31, 2010
Non-derivative financial liabilities
Bank overdrafts	(12)	(12)	(12)	—	—	—	—
Trade and other payables	(1,246)	(1,246)	(1,246)	—	—	—	—
Non-current payables	(9)	(9)	—	—	(9)	—	—
Loans and borrowings
2009 Credit Agreement	(4,026)	(5,381)	(176)	(198)	(419)	(1,986)	(2,602)
October 2010 Senior Secured Notes	(1,470)	(2,407)	(53)	(53)	(107)	(320)	(1,874)
October 2010 Senior Notes	(1,464)	(2,649)	(68)	(68)	(135)	(405)	(1,973)
May 2010 Notes	(978)	(1,639)	(43)	(43)	(85)	(255)	(1,213)
2009 Notes	(1,648)	(2,526)	(67)	(67)	(134)	(401)	(1,857)
2007 Senior Notes	(621)	(945)	(26)	(26)	(51)	(153)	(689)
2007 Senior Subordinated Notes	(542)	(904)	(27)	(27)	(53)	(159)	(638)
Pactiv 2012 Notes	(261)	(278)	(7)	(7)	(264)	—	—
Pactiv 2017 Notes	(316)	(457)	(12)	(12)	(24)	(73)	(336)
Pactiv 2018 Notes	(17)	(24)	(1)	(1)	(1)	(3)	(18)
Pactiv 2025 Notes	(269)	(606)	(11)	(11)	(22)	(66)	(496)
Pactiv 2027 Notes	(197)	(476)	(8)	(8)	(17)	(50)	(393)
Related party borrowings	(1)	(1)	(1)	—	—	—	—
Other borrowings	(32)	(43)	(3)	(3)	(2)	(6)	(29)
	(13,109)	(19,603)	(1,761)	(524)	(1,323)	(3,877)	(12,118)
Derivative financial liabilities
Commodity derivatives
Inflows	11	52	35	17	—	—	—
Outflows	—	(41)	(25)	(16)	—	—	—
	11	11	10	1	—	—	—
Total	(13,098)	(19,592)	(1,751)	(523)	(1,323)	(3,877)	(12,118)

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

29.5    Classification and fair values

(In $ million)	Fair value through the profit or loss	Held to maturity	Cash, loans and receivables	Other liabilities	Total carrying amount	Fair value
As of December 31, 2011
Assets
Cash and cash equivalents	—	—	597	—	597	597
Current and non-current receivables	—	—	1,835	—	1,835	1,835
Derivative financial assets
Commodity contracts	1	—	—	—	1	1
Embedded derivatives	122	—	—	—	122	122
Total assets	123	—	2,432	—	2,555	2,555
Liabilities
Bank overdrafts	—	—	—	(3)	(3)	(3)
Trade and other payables	—	—	—	(1,760)	(1,760)	(1,760)
Other non-current payables	—	—	—	(38)	(38)	(38)
Derivative financial liabilities
Commodity contracts	(16)	—	—	—	(16)	(16)
Loans and borrowings
August 2011 Credit Agreement	—	—	—	(4,490)	(4,490)	(4,574)
August 2011 Senior Secured Notes	—	—	—	(1,468)	(1,468)	(1,560)
August 2011 Senior Notes	—	—	—	(972)	(972)	(960)
February 2011 Senior Secured Notes	—	—	—	(999)	(999)	(979)
February 2011 Senior Notes	—	—	—	(993)	(993)	(873)
October 2010 Senior Secured Notes	—	—	—	(1,473)	(1,473)	(1,564)
October 2010 Senior Notes	—	—	—	(1,466)	(1,466)	(1,416)
May 2010 Notes	—	—	—	(980)	(980)	(956)
2009 Notes	—	—	—	(1,642)	(1,642)	(1,758)
2007 Senior Notes	—	—	—	(606)	(606)	(527)
2007 Senior Subordinated Notes	—	—	—	(530)	(530)	(433)
Pactiv 2012 Notes	—	—	—	(253)	(253)	(249)
Pactiv 2017 Notes	—	—	—	(314)	(314)	(242)
Pactiv 2018 Notes	—	—	—	(17)	(17)	(11)
Pactiv 2025 Notes	—	—	—	(269)	(269)	(187)
Pactiv 2027 Notes	—	—	—	(197)	(197)	(142)
Graham Packaging 2014 Notes	—	—	—	(367)	(367)	(362)
Graham Packaging 2017 Notes	—	—	—	(14)	(14)	(13)
Graham Packaging 2018 Notes	—	—	—	(19)	(19)	(19)
Related party borrowings	—	—	—	(24)	(24)	(24)
Other borrowings	—	—	—	(53)	(53)	(53)
Total liabilities	(16)	—	—	(18,947)	(18,963)	(18,719)

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

(In $ million)	Fair value through the profit or loss	Held to maturity	Cash, loans and receivables	Other liabilities	Total carrying amount	Fair value
As of December 31, 2010
Assets
Cash and cash equivalents	—	—	664	—	664	664
Current and non-current receivables	—	—	1,453	—	1,453	1,453
Derivative financial assets
Commodity contracts	12	—	—	—	12	12
Embedded derivatives	87	—	—	—	87	87
Total assets	99	—	2,117	—	2,216	2,216
Liabilities
Bank overdrafts	—	—	—	(12)	(12)	(12)
Trade and other payables	—	—	—	(1,246)	(1,246)	(1,246)
Other non-current payables	—	—	—	(9)	(9)	(9)
Derivative financial liabilities
Commodity contracts	(1)	—	—	—	(1)	(1)
Loans and borrowings
2009 Credit Agreement	—	—	—	(4,026)	(4,026)	(4,150)
October 2010 Senior Secured Notes	—	—	—	(1,470)	(1,470)	(1,553)
October 2010 Senior Notes	—	—	—	(1,464)	(1,464)	(1,549)
May 2010 Notes	—	—	—	(978)	(978)	(1,015)
2009 Notes	—	—	—	(1,648)	(1,648)	(1,810)
2007 Senior Notes	—	—	—	(621)	(621)	(641)
2007 Senior Subordinated Notes	—	—	—	(542)	(542)	(575)
Pactiv 2012 Notes	—	—	—	(261)	(261)	(257)
Pactiv 2017 Notes	—	—	—	(316)	(316)	(297)
Pactiv 2018 Notes	—	—	—	(17)	(17)	(15)
Pactiv 2025 Notes	—	—	—	(269)	(269)	(236)
Pactiv 2027 Notes	—	—	—	(197)	(197)	(179)
Related party borrowings	—	—	—	(1)	(1)	(1)
Other borrowings	—	—	—	(32)	(32)	(32)
Total liabilities	(1)	—	—	(13,109)	(13,110)	(13,578)

The methods used in determining fair values of financial instruments are disclosed in note 5.

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

29.6    Fair value measurements recognized in the statement of comprehensive income

The following table sets out an analysis of the Group's financial instruments that are measured subsequent to initial recognition at fair value and are grouped into levels based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets;

•
Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(In $ million)	Level 1	Level 2	Level 3	Total
As of December 31, 2011
Financial assets at fair value through profit or loss:
Derivative financial assets (liabilities):
Commodity derivatives, net	—	(15)	—	(15)
Embedded derivatives	—	122	—	122
Total	—	107	—	107

As of December 31, 2010
Financial assets at fair value through profit or loss:
Derivative financial assets (liabilities):
Commodity derivatives, net	—	11	—	11
Embedded derivatives	—	87	—	87
Total	—	98	—	98

There were no transfers between any levels during the periods ended December 31, 2011 and 2010.

30.     Related parties

Parent and ultimate controlling party

The immediate parent of the Group is Packaging Finance Limited, the ultimate parent of the Group is Packaging Holdings Limited and the ultimate shareholder is Mr. Graeme Hart.

Transactions with key management personnel

Key management personnel compensation comprised:

	For the period ended December 31,
(In $ million)	2011	2010	2009
Short-term employee benefits	13	11	8
Management fees	—	1	3
Total compensation expense to key management personnel	13	12	11

There have been no transactions with key management personnel during the periods ended December 31, 2011, 2010 and 2009.

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

Related party transactions

The transactions and balances outstanding with joint ventures are with SIG Combibloc Obeikan FZCO and SIG Combibloc Obeikan Company Limited. All other related parties detailed below have a common ultimate shareholder. The entities and types of transactions with which the Group entered into related party transactions during the periods are detailed below:

	Transaction values for the period ended December 31,			Balances outstanding as of December 31,
(In $ million)	2011	2010	2009	2011	2010
Transactions with the immediate and ultimate parent companies
Due to ultimate parent(a)	—	—	—	(1)	(1)
Transactions with joint ventures
Sale of goods and services(b)	131	122	96	25	29
Purchase of goods(b)	—	—	(4)	—	(3)
Sale of non-current assets	—	7	—	—	—
Transactions with other related parties
Trade receivables
BPC United States Inc.	—	—	—	4	1
Sale of services	3	—	—	—	—
Sale of property, plant and equipment(g)	—	3	—	—	—
Carter Holt Harvey Limited	—	—	—	—	1
Sale of goods	3	14	—	—	—
Carter Holt Harvey Packaging Pty Limited	—	—	—	—	4
Sale of goods	4	20	—	—	—
Carter Holt Harvey Pulp & Paper Limited	—	—	—	—	1
Sale of goods	3	2	—	—	—
FRAM Group Operations LLC	—	—	—	1	—
United Components, Inc	—	—	—	1	—
Trade payables
BPC United States Inc.	—	—	—	—	—
Management fees	—	(1)	(3)	—	—
Recharges	—	—	(3)	—	—
Carter Holt Harvey Limited	—	—	—	(1)	(1)
Purchase of goods	(10)	(1)	—	—	—
Purchase of Whakatane Mill (f)	—	(46)	—	—	—
Carter Holt Harvey Pulp & Paper Limited	—	—	—	(5)	(3)
Purchase of goods	(38)	(25)	—	—	—
Rank Group Limited(c)	—	—	—	(47)	(10)
Recharges	(121)	(43)	(16)	—	—
Reynolds Packaging (NZ) Limited	—	—	(1)	—	(1)
Dividends paid	—	(39)	—	—	—
Loans receivable
BPC United States Inc.	—	—	—	—	—
Repayments	—	12	—	—	—
Rank Group Limited(d)	—	—	—	271	256
Interest income	16	14	12	—	—
Reynolds Consumer Products (NZ) Limited	—	—	—	—	—
Interest income	—	2	1	—	—
Novation of loan	—	1	—	—	—
Repayment of loan	—	61	—	—	—
Reynolds Treasury (NZ) Limited	—	—	—	—	—
Interest income	—	1		—	—
Repayments	—	25	—	—	—

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

	Transaction values for the period ended December 31,			Balances outstanding as of December 31,
(In $ million)	2011	2010	2009	2011	2010
Loans Payable
Carter Holt Harvey Limited	—	—	—	—	—
Interest expense	—	—	(17)	—	—
Evergreen Packaging New Zealand Limited	—	—	—	—	—
Interest expense	—	—	(1)	—	—
Reynolds Consumer Products (NZ) Limited	—	—	—	—	—
Interest expense	—	—	(6)	—	—
Reynolds Treasury (NZ) Limited(e)	—	—	—	(23)	—
Loan advanced	(25)	—	—	—	—
Interest expense	(1)	—	(2)	—	—
Receivable related to transfer of tax losses to:
Carter Holt Harvey Limited	—	5	—	5	5
CFC Tax Liability
BPC Finance (N.Z.) Limited	—	—	(11)	(3)	(4)
Repayments	—	(11)	—	—	—
Nerva Investments Limited	—	—	(9)	—	—
Repayments	—	(11)	—	—	—
Rank Group Investments Limited	—	—	(1)	(2)	(2)

(a)	The advance due to Packaging Holdings Limited is non-interest bearing, unsecured and repayable on demand.

(b)
All transactions with joint ventures are settled in cash. Sales of goods and services are negotiated on a cost-plus basis allowing a margin ranging from 3% to 6%. All amounts are unsecured, non-interest bearing and repayable on demand.

(c)
Represents certain costs paid by Rank Group Limited on behalf of the Group that were subsequently recharged to the Group. These costs are primarily related to the Group's financing and acquisition activities.

(d)
The loan receivable from Rank Group Limited accrues interest at a rate based on the average 90 day New Zealand bank bill rate, set quarterly, plus a margin of 3.25%. Interest is only charged or accrued if demanded by the lender. During the period ended December 31, 2011, interest was charged at 5.90% to 6.25% (2010: 5.98% to 6.47%). The advance is unsecured and repayable on demand. This loan is subordinated on terms such that no payments can be made until the obligations under a senior secured credit facility of Rank Group Limited are repaid in full.

(e)
On August 23, 2011, the Group borrowed the Euro equivalent of $25 million from Reynolds Treasury (NZ) Limited. The loan bears interest at the greater of 2% and the 3 month EURIBOR rate plus 4.875%. The loan is unsecured and the repayment date will be agreed between the parties.

(f)
On May 4, 2010, the Group acquired the Whakatane Mill for a purchase price of $48 million, being the fair value of the net assets at the date purchased, from Carter Holt Harvey Limited ("CHHL"). The consideration paid to the seller of the assets was subject to certain post-closing adjustments relating to the closing net working capital, reimbursable wages and other stub period adjustments. The post-closing adjustments resulted in CHHL owing the Group an amount of $2 million which was paid during the period ended December 31, 2010.

(g)
On April 29, 2010, Blue Ridge Paper Products Inc. sold land and buildings in Richmond to BPC United States Inc. The consideration paid was the net book value of the assets at the date of sale, being $3 million settled at the date of sale.

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

31.     Group entities

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2011	2010	2011
Alusud Argentina S.R.L.	Dec-31	Argentina	100	100	100
Graham Packaging Argentina S.A.(a)	Dec-31	Argentina	100	—	100
Graham Packaging San Martin S.A.(a)	Dec-31	Argentina	100	—	100
Lido Plast San Luis S.A.(a)	Dec-31	Argentina	100	—	100
SIG Combibloc Agrentina S.R.L.	Dec-31	Argentina	100	100	100
Whakatane Mill Australia Pty Limited	Dec-31	Australia	100	100	100
SIG Austria Holding GmbH	Dec-31	Austria	100	100	100
SIG Combibloc GmbH	Dec-31	Austria	100	100	100
SIG Combibloc GmbH & Co. KG	Dec-31	Austria	100	100	100
Gulf Closures W.L.L.(b)	Dec-31	Bahrain	49	49	49
Graham Packaging Belgium N.V.(a)	Dec-31	Belgium	100	—	100
Graham Packaging Lummen N.V.(a)	Dec-31	Belgium	100	—	100
Closure Systems International (Brazil) Sistemas de Vedacao Ltda.	Dec-31	Brazil	100	100	100
Graham Packaging do Brasil Indústria e Comércio Ltda.(a)	Dec-31	Brazil	100	—	100
Graham Packaging Paraná Ltda.(a)	Dec-31	Brazil	100	—	100
Resin Rio Comercio Ltda.(a)	Dec-31	Brazil	100	—	100
SIG Beverages Brasil Ltda.	Dec-31	Brazil	100	100	100
SIG Combibloc do Brasil Ltda.	Dec-31	Brazil	100	100	100
CSI Latin American Holdings Corporation	Dec-31	British Virgin Islands	100	100	100
Reynolds Consumer Products Bulgaria EOOD	Dec-31	Bulgaria	100	100	100
798795 Ontario Limited(c)	Dec-31	Canada	—	100	—
Closure Systems International (Canada) Limited(c)	Dec-31	Canada	—	100	—
Conference Cup Ltd.(d)	Dec-31	Canada	100	—	100
Dopaco Canada, Inc.(d)	Dec-31	Canada	100	—	100
Evergreen Packaging Canada Limited	Dec-31	Canada	100	100	100
Garven Incorporated(d)	Dec-31	Canada	100	—	100
Graham Packaging Canada Limited(a)	Dec-31	Canada	100	—	100
Newspring Canada, Inc.(c)	Dec-31	Canada	—	100	—
Pactiv Canada, Inc.(c)	Dec-31	Canada	—	100	—
Pactiv Canada, Inc.(e)	Dec-31	Canada	100	—	100
Reynolds Food Packaging Canada Inc.(c)	Dec-31	Canada	—	100	—
Crystal Insurance Comp. Ltd.	Dec-31	Channel Islands	100	100	100
SIG Asset Holdings Limited	Dec-31	Channel Islands	100	100	100
Alusud Embalajes Chile Ltda.	Dec-31	Chile	100	100	100
SIG Combibloc Chile Limitada	Dec-31	Chile	100	100	100
Closure Systems International (Guangzhou) Limited	Dec-31	China	100	100	100
Closure Systems International (Wuhan) Limited	Dec-31	China	100	100	100
CSI Closures Systems (Hangzhou) Co., Ltd.	Dec-31	China	100	100	100
CSI Closures Systems (Tianjin) Co., Ltd.	Dec-31	China	100	100	100
Dongguan Pactiv Packaging Co., Ltd	Dec-31	China	51	51	51
Evergreen Packaging (Shanghai) Co., Limited	Dec-31	China	100	100	100
Graham Packaging (Guangzhou) Co. Ltd.(a)	Dec-31	China	100	—	100
Graham Packaging Trading (Shanghai) Co. Ltd.(a)	Dec-31	China	100	—	100
Reynolds Metals (Shanghai) Ltd.	Dec-31	China	100	100	100
SIG Combibloc (Suzhou) Co. Ltd.	Dec-31	China	100	100	100
SIG Combibloc Packaging Technology Services (Shanghai) Co. Ltd. (In liquidation)	Dec-31	China	100	100	100

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2011	2010	2011
Zhejing Zhongbao Packaging Co., Ltd	Dec-31	China	62.5	62.5	62.5
Alusud Embalajes Colombia Ltda.	Dec-31	Colombia	100	100	100
CSI Closure Systems Manufacturing do Centro America, Sociedad de Responsabilidad Limitada	Dec-31	Costa Rica	100	100	100
SIG Combibloc s.r.o.	Dec-31	Czech Republic	100	100	100
Closure Systems International (Egypt) LLC	Dec-31	Egypt	100	100	100
Evergreen Packaging de El Salvador S.A. de C.V.	Dec-31	El Salvador	100	100	100
Graham Packaging Company OY(a)	Dec-31	Finland	100	—	100
Graham Packaging Europe SNC(a)	Dec-31	France	100	—	100
Graham Packaging France S.A.S.(a)	Dec-31	France	100	—	100
Graham Packaging Normandy S.a.r.l.(a)	Dec-31	France	100	—	100
Graham Packaging Villecomtal S.a.r.l.(a)	Dec-31	France	100	—	100
SIG Combibloc S.a.r.l.	Dec-31	France	100	100	100
Closure Systems International Deutschland GmbH	Dec-31	Germany	100	100	100
Closure Systems International Holdings (Germany) GmbH	Dec-31	Germany	100	100	100
Omni-Pac Ekco Gmbh Verpackungsmittel	Dec-31	Germany	100	100	100
Omni-Pac Gmbh Verpackungsmittel	Dec-31	Germany	100	100	100
Pactiv Deutschland Holdinggesellschaft mbH	Dec-31	Germany	100	100	100
Pactiv Forest Products GmbH	Dec-31	Germany	100	100	100
Pactiv Hamburg Holdings GmbH(f)	Dec-31	Germany	—	100	—
SIG Beverages Germany GmbH	Dec-31	Germany	100	100	100
SIG Combibloc GmbH	Dec-31	Germany	100	100	100
SIG Combibloc Holding GmbH	Dec-31	Germany	100	100	100
SIG Combibloc Systems GmbH	Dec-31	Germany	100	100	100
SIG Combibloc Zerspanungstechnik GmbH	Dec-31	Germany	100	100	100
SIG Euro Holding AG & Co. KGaA	Dec-31	Germany	100	100	100
SIG Information Technology GmbH	Dec-31	Germany	100	100	100
SIG International Services GmbH	Dec-31	Germany	100	100	100
SIG Beteiligungs GmbH (formerly SIG Vietnam Beteiligungs GmbH)(g)	Dec-31	Germany	100	100	100
Closure Systems International (Hong Kong) Limited	Dec-31	Hong Kong	100	100	100
Evergreen Packaging (Hong Kong) Limited	Dec-31	Hong Kong	100	100	100
Graham Packaging Asia Limited(a)	Dec-31	Hong Kong	100	—	100
Roots Investment Holding Private Limited(a)	Dec-31	Hong Kong	100	—	100
SIG Combibloc Limited	Dec-31	Hong Kong	100	100	100
Closure Systems International Holdings (Hungary) Kft.(h)	Dec-31	Hungary	—	100	—
CSI Hungary Manufacturing and Trading Limited Liability Company	Dec-31	Hungary	100	100	100
SIG Combibloc Kft.	Dec-31	Hungary	100	100	100
Closure Systems International (I) Private Limited	Mar-31	India	100	100	100
SIG Beverage Machinery and Systems (India) Pvt. Ltd. (in liquidation)	Dec-31	India	100	100	100
PT. Graham Packaging Indonesia(a)	Dec-31	Indonesia	100	—	100
Ha'Lakoach He'Neeman H'Sheeshim Ou'Shenayim Ltd.	Dec-31	Israel	100	100	100
Graham Packaging Company Italia S.r.l.(a)	Dec-31	Italy	100	—	100
SIG Combibloc S.r.l.	Dec-31	Italy	100	100	100
S.I.P. S.r.l. Societa Imballaggi Plastici S.r.l. (in liquidation)(a)	Dec-31	Italy	100	—	100
Closure Systems International Holdings (Japan) KK	Dec-31	Japan	100	100	100
Closure Systems International Japan, Limited	Dec-31	Japan	100	100	100
Graham Packaging Japan Godo Kaisha(a)	Dec-31	Japan	100	—	100
Closure Systems International Holdings (Korea), Ltd.	Dec-31	Korea	100	100	100

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2011	2010	2011
Evergreen Packaging Korea Limited	Dec-31	Korea	100	100	100
SIG Combibloc Korea Ltd.	Dec-31	Korea	100	100	100
Beverage Packaging Factoring (Luxembourg) S.à r.l.(i)	Dec-31	Luxembourg	100	—	100
Beverage Packaging Holdings (Luxembourg) I S.A.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) II S.A.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) III S.à r.l.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) IV S.à r.l.(i)	Dec-31	Luxembourg	100	—	100
Evergreen Packaging (Luxembourg) S.à r.l.	Dec-31	Luxembourg	100	100	100
Graham Packaging European Holdings (Luxembourg) S.à r.l.(j)	Dec-31	Luxembourg	100	—	100
Graham Packaging European Holdings (Luxembourg) I S.à r.l.(j)	Dec-31	Luxembourg	100	—	100
Reynolds Group Issuer (Luxembourg) S.A.	Dec-31	Luxembourg	100	100	100
SIG Finance (Luxembourg) S.à r.l. (in liquidation)(k)	Dec-31	Luxembourg	—	100	—
Asesores y Consultores Graham, S. de R.L. de C.V.(a)	Dec-31	Mexico	100	—	100
Bienes Industriales del Norte, S.A. de C.V.	Dec-31	Mexico	100	100	100
CSI En Ensenada, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
CSI En Saltillo, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
CSI Tecniservicio, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Evergreen Packaging Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Graham Packaging Plastic Products de Mexico S. de. R.L. de C.V.(a)	Dec-31	Mexico	100	—	100
Grupo Corporativo Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Grupo CSI de México, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Maxpack, S. de R.L. de C.V.(m)	Dec-31	Mexico	—	100	—
Middle America M.A., S.A. de C.V. (in liquidation)	Dec-31	Mexico	100	100	100
Pactiv Foodservice Mexico S. de R.L. de C.V. (formerly Central de Bolsas S. de R.L. de C.V.)(l)	Dec-31	Mexico	100	100	100
Pactiv Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Pactiv North American Holdings, S. de R.L. de C.V. (formerly Pactiv North American Holdings LLC)(u)	Dec-31	Mexico	—	100	—
Reynolds Metals Company de Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Servicio Terrestre Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Servicios Graham Packaging, S. de. R.L. de C.V.(a)	Dec-31	Mexico	100	—	100
Servicios Industriales Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Servicios Integrales de Operacion, S.A. de C.V.	Dec-31	Mexico	100	100	100
SIG Combibloc México, S.A. de C.V.	Dec-31	Mexico	100	100	100
SIG Simonazzi México, S.A. de C.V. (in liquidation)	Dec-31	Mexico	100	100	100
Tecnicos de Tapas Innovativas, S.A. de C.V.	Dec-31	Mexico	100	100	100
Closures Systems International Nepal Private Limited	Jul-31	Nepal	76	76	76
Beverage Packaging Holdings (Netherlands) B.V.	Dec-31	Netherlands	100	100	100
Closure Systems International B.V.	Dec-31	Netherlands	100	100	100
Evergreen Packaging International B.V.	Dec-31	Netherlands	100	100	100
Graham Packaging Company B.V.(a)	Dec-31	Netherlands	100	—	100
Graham Packaging Holdings B.V.(a)	Dec-31	Netherlands	100	—	100
Graham Packaging Zoetermeer B.V.(a)	Dec-31	Netherlands	100	—	100
Pactiv Europe B.V.	Dec-31	Netherlands	100	100	100
Reynolds Consumer Products International B.V.	Dec-31	Netherlands	100	100	100
Reynolds Packaging International B.V.	Dec-31	Netherlands	100	100	100
SIG Combibloc B.V.	Dec-31	Netherlands	100	100	100
Whakatane Mill Limited	Dec-31	New Zealand	100	100	100
Envases Panama, S.A.(n)	Dec-31	Panama	—	100	—

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2011	2010	2011
Alusud Peru S.A.	Dec-31	Peru	100	100	100
Closure Systems International (Philippines), Inc.	Dec-31	Philippines	100	100	100
Graham Packaging Poland SP. Z.O.O.(a)	Dec-31	Poland	100	—	100
Omni Pac Poland SP. Z.O.O.	Dec-31	Poland	100	100	100
SIG Combibloc SP. Z.O.O.	Dec-31	Poland	100	100	100
CSI Vostok Limited Liability Company	Dec-31	Russia	100	100	100
OOO SIG Combibloc	Dec-31	Russia	100	100	100
Pactiv Asia Pte Ltd	Dec-31	Singapore	100	100	100
Closure Systems International España, S.L.U.	Dec-31	Spain	100	100	100
Closure Systems International Holdings (Spain), S.A.	Dec-31	Spain	100	100	100
Graham Packaging Iberica S.L.(a)	Dec-31	Spain	100	—	100
Reynolds Food Packaging Spain, S.L.U.	Dec-31	Spain	100	100	100
SIG Combibloc S.A.	Dec-31	Spain	100	100	100
SIG Combibloc AB	Dec-31	Sweden	100	100	100
SIG allCap AG	Dec-31	Switzerland	100	100	100
SIG Combibloc Procurement AG	Dec-31	Switzerland	100	100	100
SIG Combibloc (Schweiz) AG	Dec-31	Switzerland	100	100	100
SIG Combibloc Group AG	Dec-31	Switzerland	100	100	100
SIG Reinag AG	Dec-31	Switzerland	100	100	100
SIG Schweizerische Industrie-Gesellschaft AG	Dec-31	Switzerland	100	100	100
SIG Technology AG	Dec-31	Switzerland	100	100	100
Evergreen Packaging (Taiwan) Co. Limited	Dec-31	Taiwan	100	100	100
SIG Combibloc Taiwan Ltd.	Dec-31	Taiwan	100	100	100
SIG Combibloc Ltd.	Dec-31	Thailand	100	100	100
Closure Systems International Plastik Ithalat Ihracat Sanayi Ve Ticaret Limited Sirketi	Dec-31	Turkey	100	100	100
Graham Plastpak Plastik Ambalaj Sanayi A.S.(a)	Dec-31	Turkey	100	—	100
SIG Combibloc Paketleme Ve Ticaret Limited Sirketi	Dec-31	Turkey	100	100	100
Alpha Products (Bristol) Limited	Dec-31	United Kingdom	100	100	100
Closure Systems International (UK) Limited	Dec-31	United Kingdom	100	100	100
Graham Packaging European Services Limited(a)	Dec-31	United Kingdom	100	—	100
Graham Packaging Plastics Limited(a)	Dec-31	United Kingdom	100	—	100
Graham Packaging U.K. Limited(a)	Dec-31	United Kingdom	100	—	100
IVEX Holdings, Ltd.	Dec-31	United Kingdom	100	100	100
J. & W. Baldwin (Holdings) Limited	Dec-31	United Kingdom	100	100	100
Kama Europe Limited	Dec-31	United Kingdom	100	100	100
Omni-Pac U.K. Limited	Dec-31	United Kingdom	100	100	100
Pactiv (Caerphilly) Limited	Dec-31	United Kingdom	100	100	100
Pactiv (Films) Limited	Dec-31	United Kingdom	100	100	100
Pactiv (Stanley) Limited (in liquidation)	Dec-31	United Kingdom	100	100	100
Pactiv Limited (in liquidation)	Dec-31	United Kingdom	100	100	100
Reynolds Consumer Products (UK) Limited	Dec-31	United Kingdom	100	100	100
Reynolds Subco (UK) Limited	Dec-31	United Kingdom	100	100	100
SIG Combibloc Limited	Dec-31	United Kingdom	100	100	100
SIG Holdings (UK) Ltd.	Dec-31	United Kingdom	100	100	100
The Baldwin Group Ltd.	Dec-31	United Kingdom	100	100	100
Baker's Choice Products, Inc.	Dec-31	U.S.A.	100	100	100
BCP/Graham Holdings L.L.C.(a)	Dec-31	U.S.A.	100	—	100
Blue Ridge Holding Corp.	Dec-31	U.S.A.	100	100	100
Blue Ridge Paper Products Inc.	Dec-31	U.S.A.	100	100	100
BRPP, LLC	Dec-31	U.S.A.	100	100	100
Bucephalas Acquisition Corp.(o)	Dec-31	U.S.A.	—	—	—

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2011	2010	2011
Closure Systems International Americas, Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems International Holdings Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems International Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems International Packaging Machinery Inc. (formerly Reynolds Packaging Machinery Inc.)(z)	Dec-31	U.S.A.	100	100	100
Closure Systems Mexico Holdings LLC	Dec-31	U.S.A.	100	100	100
Coast-Packaging Company (California General Partnership)(b)	Dec-31	U.S.A.	50	50	50
CSI Mexico LLC	Dec-31	U.S.A.	100	100	100
CSI Sales & Technical Services Inc.	Dec-31	U.S.A.	100	100	100
Dopaco, Inc.(p)	Dec-31	U.S.A.	100	—	100
Evergreen Packaging Inc.	Dec-31	U.S.A.	100	100	100
Evergreen Packaging International (US) Inc.	Dec-31	U.S.A.	100	100	100
Evergreen Packaging USA Inc.	Dec-31	U.S.A.	100	100	100
GPACSUB LLC(a)	Dec-31	U.S.A.	100	—	100
GPC Capital Corp. I(a)	Dec-31	U.S.A.	100	—	100
GPC Capital Corp. II(a)	Dec-31	U.S.A.	100	—	100
GPC Holdings LLC(a)	Dec-31	U.S.A.	100	—	100
GPC Merger LLC(a)(q)	Dec-31	U.S.A.	—	—	—
GPC Opco GP LLC(a)	Dec-31	U.S.A.	100	—	100
GPC Sub GP LLC(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Acquisition Corporation(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Comerc USA LLC(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Company Europe LLC(r)	Dec-31	U.S.A.	100	—	100
Graham Packaging Company Inc.(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Company L.P.(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Controllers USA LLC(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging France Partners(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging GP Acquisition LLC(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Holdings Company(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging International Plastics Products Inc.(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Latin America LLC(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging LC, L.P.(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Leasing USA LLC(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging LP Acquisition LLC(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Minster LLC(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging PET Technologies Inc.(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Plastic Products Inc.(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Poland L.P.(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging PX Company(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging PX Holding Corporation(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging PX, LLC(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Regioplast STS Inc.(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Technological Specialties LLC(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging West Jordan, LLC(a)	Dec-31	U.S.A.	100	—	100
Graham Recycling Company L.P.(a)	Dec-31	U.S.A.	100	—	100
Newspring Industrial Corp.	Dec-31	U.S.A.	100	100	100
Pactiv Germany Holdings Inc.	Dec-31	U.S.A.	100	100	100
Pactiv International Holdings Inc.	Dec-31	U.S.A.	100	100	100
Pactiv LLC (formerly Pactiv Corporation)(s)	Dec-31	U.S.A.	100	100	100
Pactiv Factoring LLC	Dec-31	U.S.A.	100	100	100
Pactiv Management Company LLC	Dec-31	U.S.A.	100	100	100
Pactiv NA II LLC(t)	Dec-31	U.S.A.	100	100	100
Pactiv Retirement Administration LLC	Dec-31	U.S.A.	100	100	100
Pactiv RSA LLC	Dec-31	U.S.A.	100	100	100

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2011	2010	2011
PCA West Inc.	Dec-31	U.S.A.	100	100	100
Prairie Packaging, Inc.	Dec-31	U.S.A.	100	100	100
PWP Holdings, Inc.	Dec-31	U.S.A.	100	100	100
PWP Industries, Inc.	Dec-31	U.S.A.	100	100	100
RenPac Holdings Inc.(v)	Dec-31	U.S.A.	100	—	100
Reynolds Consumer Products Holdings LLC (formerly Reynolds Consumer Products Holdings Inc.)(w)	Dec-31	U.S.A.	100	100	100
Reynolds Consumer Products, Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Flexible Packaging Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Foil Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Food Packaging LLC	Dec-31	U.S.A.	100	100	100
Reynolds Group Holdings Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Group Issuer Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Group Issuer LLC	Dec-31	U.S.A.	100	100	100
Reynolds Manufacturing, Inc.(x)	Dec-31	U.S.A.	100	—	100
Reynolds Packaging Holdings LLC (formerly Reynolds Packaging Inc.)(y)	Dec-31	U.S.A.	100	100	100
Reynolds Packaging Kama Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Packaging LLC	Dec-31	U.S.A.	100	100	100
Reynolds Services Inc.	Dec-31	U.S.A.	100	100	100
RGHL US Escrow II Inc.(aa)	Dec-31	U.S.A.	—	—	—
RGHL US Escrow II LLC(cc)	Dec-31	U.S.A.	—	—	—
RGHL US Escrow Holdings II Inc.(bb)	Dec-31	U.S.A.	—	—	—
SIG Combibloc Inc.	Dec-31	U.S.A.	100	100	100
SIG Holding USA LLC (formerly SIG Holding USA, Inc.)(dd)	Dec-31	U.S.A.	100	100	100
Southern Plastics, Inc.	Dec-31	U.S.A.	100	100	100
The Corinth and Counce Railroad Company(ee)	Dec-31	U.S.A.	—	100	—
Ultra Pac, Inc.	Dec-31	U.S.A.	100	100	100
Union Packaging LLC(p)(ff)	Dec-31	U.S.A.	—	—	—
Alusud Venezuela S.A.	Dec-31	Venezuela	100	100	100
Graham Packaging Plasticos de Venezuela C.A.(a)	Dec-31	Venezuela	100	—	100
SIG Vietnam Ltd.	Dec-31	Vietnam	100	100	100

(a)	Acquired as part of the Graham Packaging Acquisition on September 8, 2011.

(b)	The Group has control as it has the power to govern the financial and operating policies of the entity.

(c)	Amalgamated into a "new" Pactiv Canada Inc. on July 1, 2011.

(d)	Acquired as part of the Dopaco Acquisition on May 2, 2011 by Reynolds Food Packaging Canada Inc.

(e)	Incorporated on July 1, 2011.

(f)	Merged with SIG Beteiligungs GmbH on September 15, 2011.

(g)	Changed name to SIG Beteiligungs GmbH on September 15, 2011.

(h)	Merged into CSI Hungary Manufacturing and Trading Limited Liability Company on December 31, 2011.

(i)	Incorporated on December 21, 2011.

(j)	Incorporated on December 20, 2011.

(k)	Liquidation was concluded on January 18, 2011 and the company subsequently deregistered.

(l)	Changed name to Pactiv Foodservice Mexico, S. de R.L. de C.V. on September 27, 2011.

(m)	Merged into Pactiv Foodservice Mexico, S. de R.L. de C.V. on December 31, 2011.

(n)	Dissolved on February 11, 2011.

(o)	Incorporated on June 13, 2011, and subsequently merged into Graham Packaging Company Inc. on September 8, 2011.

(p)	Acquired as part of the Dopaco Acquisition on May 2, 2011 by Pactiv Corporation, now Pactiv LLC.

(q)	Merged into Graham Packaging Holdings Company on September 12, 2011.

(r)	Incorporated on December 13, 2011.

(s)	Converted to a Delaware limited liability company on December 31, 2011 becoming Pactiv LLC.

(t)	Incorporated on February 8, 2011.

(u)
Redomiciled from U.S.A. to Mexico and transformed to a Mexican company as a "S. de R.L. de C.V.", following which Pactiv North American Holdings, S. de R.L. de C.V. and Central de Bolsas, S. de R.L. de C.V. merged, with the latter being the surviving entity. The merger was effective March 29, 2011.

(v)	Incorporated on September 29, 2011.

(w)	Converted to a Delaware limited liability company on December 31, 2011 becoming Reynolds Consumer Products Holdings LLC.

(x)	Incorporated on September 14, 2011.

(y)	Converted to a Delaware limited liability company on December 31, 2011 becoming Reynolds Packaging Holdings LLC.

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

(z)	Changed name to Closure Systems International Packaging Machinery Inc. on March 2, 2011.

(aa)	Incorporated on July 7, 2011 and subsequently merged into Reynolds Group Issuer Inc. on September 8, 2011.
(bb) Incorporated on July 7, 2011 and subsequently merged into Reynolds Group Holdings Inc. on September 8, 2011.
(cc) Incorporated on July 7, 2011 and subsequently merged into Reynolds Group Issuer LLC on September 8, 2011.
(dd) Converted to a Delaware limited liability company on December 31, 2011 becoming SIG Holding USA, LLC.
(ee) Dissolved on December 6, 2011.
(ff) Sold on May 18, 2011.

32.     Business combinations under common control

On May 4, 2010, the Group acquired the business operations of Evergreen from subsidiaries of Rank Group Limited. At the time of this transaction, both the Group and Evergreen were ultimately 100% owned by Mr. Graeme Hart. The original acquisitions of the Evergreen businesses were completed between January 31, 2007 and August 1, 2007.

On September 1, 2010, the Group acquired the operations of the Reynolds foodservice packaging businesses from subsidiaries of Reynolds (NZ) Limited (“Reynolds (NZ)”). At the time of this transaction, both the Group and Reynolds (NZ) were ultimately 100% owned by Mr. Graeme Hart. The original acquisition of the Reynolds foodservice packaging businesses was completed on February 29, 2008.

The following table shows the effect of the legal consummation of the acquisitions of Evergreen and the Reynolds foodservice packaging business as of their respective dates of acquisition by the Group:

(In $ million)	Evergreen	Reynolds foodservice packaging	Total
Total consideration*	1,612	342	1,954
Net book value of share capital of the acquired businesses	(713)	(193)	(906)
Difference between total consideration and net book value of share capital of acquired businesses**	899	149	1,048

On November 5, 2009, the Group acquired the business operations of the Closures segment and the Reynolds consumer products business from subsidiaries of Reynolds (NZ). At the time of this transaction, both the Group and Reynolds (NZ) were ultimately 100% owned by Mr. Graeme Hart. The original acquisition of the Closures segment and the Reynolds consumer products business by subsidiaries of Reynolds (NZ) was substantially completed on February 29, 2008. As of November 5, 2009, the effect of the legal consummation of the acquisition was as follows:

(In $ million)	Closures	Reynolds consumer products	Total
Total consideration*	708	984	1,692
Net book value of share capital of the acquired businesses	(467)	(641)	(1,108)
Difference between total consideration and net book value of share capital of the acquired businesses**	241	343	584

*
The Group has accounted for the acquisitions under the principles of common control. As a result, the cash acquired as part of the acquisitions is already included in the Group's cash balance and does not form part of the net cash outflow. Further, the results of operations of the businesses acquired are included in the statements of comprehensive income from January 31, 2007 for Evergreen, and from February 29, 2008 for the Closures, Reynolds consumer products, and Reynolds foodservice packaging businesses.

**
In accordance with the Group's accounting policy for acquisitions under common control, the difference between the share capital of the acquired businesses and the consideration paid (which represented the fair value) has been recognized directly in equity as part of other reserves. Differences in the consideration paid at the date of the legal acquisition by the Group of these businesses and those amounts paid when originally acquired by entities under the common control of the ultimate shareholder reflect changes in the relative fair value. Such changes related to value created within these businesses through events such as the realization of the cost savings initiatives and operational synergies combined with the changes within the market in which they operate.

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

33.    Business combinations

Graham Packaging

On September 8, 2011, the Group acquired 100% of the outstanding shares of Graham Packaging Company Inc. (“Graham Packaging”) and units of Graham Packaging Holdings, L.P. for an aggregate purchase price of $1,797 million. The consideration was paid in cash. There is no contingent consideration payable.
Graham Packaging is a leading global supplier of value-added rigid plastic containers for the food, specialty beverage and consumer products markets.

Funding for the purchase of the shares, the repayment of $1,935 million of certain existing indebtedness of Graham Packaging and associated transaction costs was provided through the combination of the $1,500 million principal amount of the August 2011 Senior Secured Notes, a portion of the $1,000 million principal amount of the August 2011 Senior Notes, the $2,000 million principal amount of the August 2011 Credit Agreement and available cash.

The Group finalized the allocation of the purchase price and has reflected this as of the date of acquisition. In undertaking the Group's evaluation of the purchase price as of the date of acquisition, management has taken into consideration a number of market participant factors such as historical margins achieved by the acquired operations, the contractual terms of certain agreements and in certain more complex areas sought the assistance of third party professionals who have an appropriate level of understanding of market-based valuation techniques. The following table presents the preliminary values previously reported as of September 8, 2011, and any adjustments made to those values:

(In $ million)	Provisional values recognized on September 8, 2011(a)	Measurement period adjustments(b)	Final purchase price allocation
Cash and cash equivalents	146	—	146
Trade and other receivables	338	(10)	328
Inventories	300	(9)	291
Current tax assets	3	1	4
Assets held for sale	7	—	7
Investments in associates and joint ventures	1	—	1
Deferred tax assets	7	(5)	2
Property, plant and equipment	1,438	(36)	1,402
Intangible assets (excluding goodwill)	1,679	696	2,375
Derivative assets	9	—	9
Other current and non-current assets	19	11	30
Trade and other payables(c)	(694)	(2)	(696)
Current tax liabilities	(10)	(29)	(39)
Borrowings	(2,852)	1	(2,851)
Deferred tax liabilities	(405)	(184)	(589)
Provisions and employee benefits	(201)	(6)	(207)
Net assets (liabilities) acquired	(215)	428	213
Goodwill on acquisition	2,012	(428)	1,584
Net assets acquired	1,797	—	1,797
Consideration paid in cash	1,797	—	1,797
Net cash acquired	(146)	—	(146)
Net cash outflow	1,651	—	1,651

(a)	Represents the preliminary values of assets, liabilities and contingent liabilities recognized on the acquisition date based on estimated fair values.

(b)
The measurement period adjustments predominantly relate to finalizing the fair values of separately identifiable intangible assets and property, plant and equipment following valuations by third party valuation firms. The finalization of the fair values of the separately identifiable intangible assets and property, plant and equipment resulted in a net increase in deferred tax liabilities.

(c)
In connection with the acquisition of Graham Packaging, amounts under an existing income tax receivable agreement with certain pre-IPO shareholders became due and payable. Such amounts which were settled after the date of acquisition are reflected in the statement of cash flows as a financing activity.

Acquisition costs of $24 million are included in other expenses in the statement of comprehensive income for the period ended December 31, 2011.

The fair value of trade receivables is $320 million. The gross contractual amount of trade receivables is $320 million, all of which is expected to be collectible.

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

The goodwill of $1,584 million recognized on the acquisition is mainly attributable to the skills of the acquired work force and the synergies expected to be achieved from combining Graham Packaging into the Group. This includes $140 million of goodwill that was allocated to other business segments. The procurement synergies will result primarily from leveraging raw material purchasing and sharing best practices across the Group. The operational synergies will result primarily from a more efficient plant footprint and sharing of manufacturing best practices across the Group. Goodwill of $402 million is expected to be deductible for income tax purposes.

The significant identifiable intangible assets and their fair values and estimated useful lives are as follows:

Types of Identifiable Intangible Assets	Fair value (in $ million)	Estimated Useful Life
Trade names	250	Indefinite
Customer relationships	1,580	17 to 22 years
Technology	540	10 to 15 years
Non-compete agreement	2	1 year
Land use rights	3	43 years
	2,375

Trade name

The Graham Packaging trade name has been valued as a business to business trade name with an indefinite life.

Customer relationships

Graham Packaging's operations are characterized by contractual arrangements with customers for the supply of finished packaging products. The separately identifiable intangible asset reflects the value that is attributable to the existing contractual arrangements and the value that is expected from the ongoing relationships beyond the existing contractual periods. The estimated useful life ranges from 17 to 22 years.

Technology

Graham Packaging's operations include certain proprietary knowledge and processes that have been internally developed. The business operates in product categories where customers and end-users value the technology and innovation that Graham Packaging's custom plastic containers offer as an alternative to traditional packaging materials. The estimated useful life ranges from 10 to 15 years.

Pre-acquisition results

Prior to the acquisition, Graham Packaging reported its results under U.S. GAAP. Accordingly, it is not practical to illustrate the impact that the fair value adjustments had on the historical acquisition date values of assets and liabilities.

Graham Packaging contributed revenues of $967 million, a loss after income tax of $64 million, EBITDA of $105 million and Adjusted EBITDA of $156 million to the Group for the period from September 8, 2011 to December 31, 2011. If the acquisition had occurred on January 1, 2011, management estimates that Graham Packaging would have contributed on a pro forma basis additional revenue of $2,130 million, a loss after income tax of $277 million, EBITDA of $43 million and Adjusted EBITDA of $388 million. These amounts are unaudited.

Dopaco

On May 2, 2011, the Group acquired 100% of the outstanding shares of Dopaco Inc. and Dopaco Canada Inc. (collectively “Dopaco”) for an aggregate purchase price of $395 million, including a $3 million working capital adjustment which was settled in October 2011 (the "Dopaco Acquisition"). The consideration was paid in cash. There is no contingent consideration payable. Funding for the purchase consideration was provided through existing cash.

Dopaco is a manufacturer of paper cups and folding cartons for the quick-service restaurant and foodservice industries in the United States and Canada. The new product lines complement and enhance the Group’s existing product lines, allowing it to offer a broader product range and additional customer relationships. Dopaco is included in the Group's Pactiv Foodservice segment.

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

The Group finalized the allocation of the purchase price and has reflected this as of the date of acquisition. In undertaking the Group's evaluation of the purchase price as of the date of acquisition, management has taken into consideration a number of market participant factors such as historical margins achieved by the acquired operations, the contractual terms of certain agreements and in certain more complex areas sought the assistance of third party professionals who have an appropriate level of understanding of market based valuation technique. The following table presents the preliminary values previously reported as of May 2, 2011, and any adjustments made to those values:

(In $ million)	Provisional values recognized on May 2, 2011(a)	Measurement period adjustments(b)	Final purchase price allocation
Cash and cash equivalents	3	—	3
Trade and other receivables	33	—	33
Assets held for sale	3	—	3
Deferred tax assets	4	—	4
Inventories	58	1	59
Property, plant and equipment	152	(28)	124
Intangible assets (excluding goodwill)	16	72	88
Other current and non-current assets	5	1	6
Bank overdrafts	(5)	—	(5)
Trade and other payables	(20)	(4)	(24)
Deferred tax liabilities	(32)	(8)	(40)
Provisions and employee benefits	(24)	(2)	(26)
Net assets acquired	193	32	225
Goodwill on acquisition	205	(35)	170
Net assets acquired	398	(3)	395
Consideration paid in cash	398	(3)	395
Bank overdraft acquired	2	—	2
Net cash outflow	400	(3)	397

(a)	Represents the preliminary values of assets, liabilities and contingent liabilities recognized on the acquisition date based on estimated fair values.

(b)
The measurement period adjustments predominantly relate to finalizing the values of property, plant and equipment and identifiable intangible assets and the associated deferred taxes thereon. Other measurement period adjustments have arisen from the finalization of reviews of the balance sheet reconciliations as of the date of acquisition. The depreciation and amortization impact from these provisional changes to fair values had been recognized during the period ended December 31, 2011.

Acquisition-related costs of $6 million are included in other expenses in the statement of comprehensive income for the period ended December 31, 2011.

The goodwill recognized on the acquisition is attributable mainly to the skill of the acquired business’ work force and the synergies expected to be achieved from integrating Dopaco into the Group. None of the goodwill recognized is expected to be deductible for income tax purposes.

The preliminary values attributed to the separately identifiable intangible assets were established shortly after the date of acquisition in May 2011 through the assistance of an external third party valuer. Subsequent to this assessment the Group has verified the reasonableness of all key assumptions including royalty rate, growth rates, business mix and discount rate. This review process involved feedback and further input from a wide range of senior executives which has enabled the Group to further refine the initial assumptions as of the date of acquisition. As a result management has revised and finalized the values initially established for the separately identifiable intangible assets as of the date of acquisition. The significant identifiable intangible assets and their fair values and estimated useful lives are as follows:

Types of Identifiable Intangible Assets	Fair value (in $ million)	Estimated useful life
Customer relationships	77	9 to 14 years
Trade names	6	5 years
Patents	4	10 years
Emission reduction credit	1	Indefinite
	88

Customer relationships

Customer relationships represent the value attributable to purchased long-standing business relationships which have been cultivated over the years with customers.

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

Trade name

The Dopaco trade name is a business to business trade name under which the products are sold. The preliminary value of the trade name is being amortized over 5 years as it is a defensible intangible asset.

Pre-acquisition results

Dopaco contributed revenues of $331 million, profit after income tax of $7 million, EBITDA of $28 million and Adjusted EBITDA of $45 million to the Group for the period from May 2, 2011 to December 31, 2011. If the acquisition had occurred on January 1, 2011, the Group estimates that Dopaco would have contributed on a pro forma basis additional revenue of $153 million, profit after tax of $5 million, EBITDA of $14 million and Adjusted EBITDA of $17 million. These amounts are unaudited.

Pactiv Corporation

On November 16, 2010, the Group acquired 100% of the outstanding common stock of Pactiv Corporation (“Pactiv”) for a purchase price of $4,452 million (the “Pactiv Acquisition”). The consideration was paid in cash. There is no contingent consideration payable. Funding for the purchase consideration and the refinancing of certain borrowings that were acquired was provided through a combination of additional borrowings, additional equity and existing cash.

Pactiv is a leading manufacturer of consumer and foodservice packaging products in the United States. The acquisition of Pactiv brought together two consumer and foodservice packaging platforms. The combination increased the Group's product, geographic and customer diversification and created an extensive and diverse distribution network. The products of the Group and Pactiv are complementary, providing the combined Group with opportunities to generate incremental revenue through cross-selling and category expansion. The Group expects to realize cost savings and operational synergies by consolidating facilities, eliminating duplicative operations, improving supply chain management and achieving other efficiencies.

This acquisition had the following effect on the Group's assets and liabilities at the acquisition date:

(In $ million)	Recognized values on acquisition
Cash and cash equivalents, net of bank overdrafts	91
Trade and other receivables	472
Current tax assets	49
Deferred tax assets	27
Inventories	547
Property, plant and equipment	1,429
Intangible assets (excluding goodwill)	2,715
Other current and non-current assets	60
Trade and other payables	(418)
Borrowings	(1,485)
Deferred tax liabilities	(877)
Provisions and employee benefits	(1,071)
Net assets acquired	1,539
Non-controlling interests	(18)
Goodwill on acquisition	2,931
Net assets acquired	4,452
Consideration paid in cash	4,452
Net cash acquired	(91)
Net cash flow	4,361

Acquisition-related costs of $10 million are included in other expenses in the statement of comprehensive income for the period ended December 31, 2010.

The Group identified and measured the property, plant and equipment and separately identifiable intangible assets (excluding goodwill) of $1,429 million and $2,715 million, respectively, with the assistance of a third party valuer.

The fair value of trade receivables is $472 million. The gross contractual amount of trade receivables due at acquisition was $517 million, of which $45 million was expected to be uncollectible.

The goodwill of $2,931 million recognized on the acquisition is mainly attributable to the skills of the acquired work force and the synergies expected to be achieved from combining Pactiv into the Group. The synergies largely relate to benefits from (a) large scale efficiencies in integration of sales, marketing and administration functions, information technology resources, and leveraging lean production capabilities across facilities, (b)

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

eight to nine plant closures, (c) "one face" customer servicing organization, (d) streamlining warehouse and logistics, and (e) centralizing procurement. Except for $514 million, the goodwill recognized is not deductible for income tax purposes.

The significant identifiable intangible assets and their fair values and estimated useful lives are as follows:

Types of Identifiable Intangible Assets	Fair value (in $ million)	Estimated useful life
Trade names - indefinite life	1,075	Indefinite
Trade names - definite life	39	5 years
Customer relationships	1,321	20 years
Technology	188	7.5 years
Permits	88	Indefinite
Favorable leasehold	4	3 to 8 years
	2,715

Trade names

The Pactiv Foodservice trade name has been valued as a business to business trade name with an indefinite life. The Hefty trade name has been valued as a consumer trade name with an indefinite life. The Pactiv trade name used in the consumer products business has been valued as a business to business trade name with a five year useful life.

Customer and distributor relationships

Pactiv’s operations are characterized by arrangements with customers and distributors for the supply of finished packaging products. The separately identifiable intangible assets reflect the estimated value that is attributable to the existing arrangements and the value that is expected from the ongoing relationship.

Technology

Pactiv’s operations include certain proprietary knowledge and processes that have been developed internally. The business operates in product categories where customers and end-users value the technology and innovation that Pactiv’s custom packaging products offer as an alternative to traditional packaging materials.

Permits

Manufacturers that emit pollutants or use hazardous materials are required to meet various federal and state regulatory requirements and obtain the necessary operating permits. Pactiv has obtained numerous operating permits for its plants over the years. As regulatory requirements have evolved, several of its existing permits have been grandfathered and would be very costly, or even impossible, to obtain today.

Pre-acquisition results

The operating results of Pactiv's consumer products and foodservice packaging businesses have been combined with the operating results of the Group's Reynolds Consumer Products and Pactiv Foodservice segments, respectively, since the consummation of the Pactiv Acquisition. As the products and systems of these businesses are now integrated within each related segment, other than revenue, we are unable to quantify the results of the acquired businesses on a stand-alone basis for the year ended December 31, 2011. For the period from January 1, 2011 to November 16, 2011, Pactiv's revenue was $3,494 million. For the period ended December 31, 2010, Pactiv’s revenue, profit from operating activities, EBITDA and Adjusted EBITDA were $3,679 million, $254 million, $465 million and $656 million, respectively. These amounts provided on a pro forma basis are unaudited and include IFRS adjustments and therefore will not agree to historically reported Pactiv results as Pactiv reported its results under U.S. GAAP.

Closure Systems International Americas, Inc.

On February 1, 2010, the Group purchased 100% of the issued capital of Obrist Americas, Inc., a U.S. manufacturer of plastic non-dispensing screw closures for carbonated soft drinks and water containers. Total consideration for the acquisition was $36 million and was paid in cash. The acquired company was subsequently renamed Closure Systems International Americas, Inc. (“CSI Americas”).

This acquisition had the following effect on the Group's assets and liabilities at the acquisition date:

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

(In $ million)	Recognized values on acquisition
Cash and cash equivalents	11
Trade and other receivables	3
Inventories	10
Deferred tax assets	11
Property, plant and equipment	14
Intangible assets (excluding goodwill)	4
Trade and other payables	(7)
Net assets acquired	46
Difference between net assets acquired and consideration paid	(10)
Consideration paid, settled in cash	36
Cash acquired	(11)
Net cash outflow	25

The acquisition of CSI Americas contributed revenue of $52 million and a net profit of $3 million to the Group for the period ended December 31, 2010. If the purchase had occurred on January 1, 2010, management estimates that CSI Americas would have contributed additional revenue of $4 million, additional EBITDA of $3 million and additional profit after tax of $1 million.

34.    Operating leases

Leases as lessee

Non-cancellable operating lease rentals are payable as follows:

	As of December 31,
(In $ million)	2011	2010
Less than one year	111	69
Between 1 and 5 years	247	146
More than 5 years	83	79
Total	441	294

During the period ended December 31, 2011, $107 million was recognized as an expense in the statement of comprehensive income as a component of the profit or loss in respect of operating leases (2010: $51 million; 2009: $50 million).

Leases as lessor

The SIG Combibloc segment leases to customers filling machines under operating leases. The future minimum lease payments under non-cancellable leases are as follows:

	As of December 31,
(In $ million)	2011	2010
Less than one year	12	13
Between 1 and 5 years	27	31
More than 5 years	2	3
Total	41	47

During the period ended December 31, 2011 $15 million was recognized as revenue in the statement of comprehensive income (2010: $21 million; 2009: $17 million).

35.    Capital commitments

As of December 31, 2011, the Group had entered into contracts to incur capital expenditure of $106 million (2010: $95 million) for the acquisition of property, plant and equipment. These commitments are expected to be settled in the following financial year.

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

36.    Contingencies

	As of December 31,
(In $ million)	2011	2010
Contingent liabilities	19	31

The contingent liabilities primarily arise from the guarantees given to banks granting credit facilities to the Group's joint venture company SIG Combibloc Obeikan Company Limited, in Riyadh, Kingdom of Saudi Arabia.

Litigation and legal proceedings

The Group is party to legal proceedings arising from its operations. The Group establishes provisions for claims and proceedings that constitute a present obligation when it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of such obligation can be made. While it is not possible to predict the outcome of any of these matters, based on management's assessment of the facts and circumstances now known, management does not believe any of these matters, individually or in the aggregate, will have a material adverse effect on the Group's financial position, results of operations or cash flows. However, actual outcomes may differ from those expected and could have a material effect on the Group's financial position, results of operations or cash flows in a particular future period. As of December 31, 2011, except for amounts provided, there were no legal proceedings pending other than those for which the Group has determined that the possibility of a material outflow is remote.

Security and guarantee arrangements

Certain members of the Group have entered into guarantee and security arrangements in respect of the Group's indebtedness as described in note 25.

37.    Condensed consolidating guarantor financial information

Certain of the Group's subsidiaries have guaranteed the Group's obligations under the Notes (as defined in note 25).

The following condensed consolidating financial information presents:

(1)
The condensed consolidating statements of financial position as of December 31, 2011 and 2010 and the related statements of financial performance and cash flows for the each of the periods ended December 31, 2011, 2010, and 2009 of:

a.	Reynolds Group Holdings Limited, the Parent;

b.	Reynolds Group Issuer (Luxembourg) S.A., Reynolds Group Issuer Inc. and Reynolds Group Issuer LLC, the issuers of the Notes (together the “Issuers”);

c.	the other guarantor subsidiaries;

d.	the non-guarantor subsidiaries; and

e.	the Group on a consolidated basis.

(2)	Adjustments and elimination entries necessary to consolidate Reynolds Group Holdings Limited, the Parent, with the Issuers, the other guarantor subsidiaries and the non-guarantor subsidiaries.

The condensed consolidating statement of financial performance and consolidating statement of cash flows for periods ended December 31, 2011, 2010 and 2009 and the condensed consolidating statement of financial position at December 31, 2011, 2010 and 2009 reflect the current guarantor structure of the Group.

Each guarantor subsidiary is 100% owned by the Parent. The notes are guaranteed to the extent permitted by law and are subject to certain customary guarantee release provisions set forth in the indentures governing the notes on a joint and several basis by each guarantor subsidiary. Provided below are condensed statements of financial performance, financial position and cash flows of each of the companies listed above, together with the condensed consolidating statements of financial performance, financial position and cash flows of guarantor and non-guarantor subsidiaries. These have been prepared under the Group's accounting policies disclosed in note 3 which comply with IFRS with the exception of investments in subsidiaries. Investments in subsidiaries are accounted for using the equity method. The guarantor subsidiaries and non-guarantor subsidiaries are each presented on a combined basis. The principal elimination entries eliminate investments in subsidiaries and intercompany balances and transactions.

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

Condensed consolidating statement of financial performance

	For the period ended December 31, 2011
(In $ million)	Parent	Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	10,921	1,178	(310)	11,789
Cost of sales	—	—	(9,034)	(1,001)	310	(9,725)
Gross profit	—	—	1,887	177	—	2,064
Other income, other expenses and share of equity method earnings, net of income tax	(427)	—	(123)	(18)	404	(164)
Selling, marketing and distribution expenses	—	—	(306)	(41)	—	(347)
General and administration expenses	(2)	—	(584)	(42)	—	(628)
Profit (loss) from operating activities ("EBIT")	(429)	—	874	76	404	925
Financial income	16	695	9	113	(811)	22
Financial expenses	—	(728)	(1,373)	(130)	811	(1,420)
Net financial income (expense)	16	(33)	(1,364)	(17)	—	(1,398)
Profit (loss) before income tax	(413)	(33)	(490)	59	404	(473)
Income tax benefit (expense)	(4)	13	71	(24)	—	56
Profit (loss) for the period	(417)	(20)	(419)	35	404	(417)

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

Condensed consolidating statement of financial position

	As of December 31, 2011*
(In $ million)	Parent	Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Assets
Cash and cash equivalents	—	—	461	136	—	597
Trade and other receivables	5	—	1,261	243	—	1,509
Inventories	—	—	1,568	196	—	1,764
Inter-group receivables	—	234	—	4	(238)	—
Other assets	—	—	143	32	—	175
Total current assets	5	234	3,433	611	(238)	4,045
Investments in subsidiaries, associates and joint ventures	—	—	1,352	116	(1,349)	119
Property, plant and equipment	—	—	3,893	653	—	4,546
Investment properties	—	—	29	—	—	29
Intangible assets	—	—	12,076	469	—	12,545
Inter-group receivables	16	10,042	269	1,196	(11,523)	—
Other assets	271	116	199	41	—	627
Total non-current assets	287	10,158	17,818	2,475	(12,872)	17,866
Total assets	292	10,392	21,251	3,086	(13,110)	21,911
Liabilities
Trade and other payables	11	236	1,255	258	—	1,760
Borrowings	1	—	503	17	—	521
Inter-group payables	—	—	238	—	(238)	—
Other liabilities	4	—	461	65	—	530
Total current liabilities	16	236	2,457	340	(238)	2,811
Borrowings	—	9,993	5,491	1,141	—	16,625
Inter-group liabilities	479	23	11,248	252	(12,002)	—
Other liabilities	—	—	2,534	122	—	2,656
Total non-current liabilities	479	10,016	19,273	1,515	(12,002)	19,281
Total liabilities	495	10,252	21,730	1,855	(12,240)	22,092
Net assets	(203)	140	(479)	1,231	(870)	(181)
Equity
Equity attributable to equity holder of the Group	(203)	140	(479)	1,231	(892)	(203)
Non-controlling interests	—	—	—	—	22	22
Total equity (deficit)	(203)	140	(479)	1,231	(870)	(181)

*
In accordance with IFRS 3 (revised) "Business Combinations," the information presented for the period ended December 31, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Graham Packaging acquisition. Refer to note 2.6.

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

Condensed consolidating statement of cash flows

	For the period ended December 31, 2011
(In $ million)	Parent	Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Net cash from (used in) operating activities	—	(547)	458	(104)	636	443

Net cash from (used in) investing activities	—	(3,897)	(2,460)	121	3,734	(2,502)
Included in investing activities:
Acquisition of property, plant and equipment	—	—	(416)	(95)	—	(511)
Proceeds from sale of property, plant and equipment, investment properties, intangible assets and other assets	—	—	58	13	—	71
Acquisition of intangible assets	—	—	(8)	(1)	—	(9)
Acquisition of businesses, net of cash acquired	—	—	(2,048)	—	—	(2,048)
Disposal of businesses, net of cash disposed	—	—	—	—	—	—
Net related party advances (repayments)	—	(4,427)	(31)	88	4,370	—
Net cash from (used in) financing activities	—	4,419	1,948	9	(4,370)	2,006
Included in financing activities:
Drawdown of loans and borrowings	—	4,482	4,676	13	—	9,171
Repayment of loans and borrowings	—	—	(6,648)	(4)		(6,652)
Payment of liabilities arising from Graham Packaging Acquisition	—	—	(252)	—	—	(252)
Net related party borrowings	—	29	4,364	2	(4,370)	25
Payment of transaction costs	—	(92)	(187)	—	—	(279)

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

Condensed consolidating statement of financial performance

	For the period ended December 31, 2010
(In $ million)	Parent	Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	6,250	824	(300)	6,774
Cost of sales	—	—	(5,178)	(646)	300	(5,524)
Gross profit	—	—	1,072	178	—	1,250
Other income, other expenses and share of equity method earnings, net of income tax	(102)	(1)	138	8	(3)	40
Selling, marketing and distribution expenses	—	—	(198)	(33)	—	(231)
General and administration expenses	(3)	—	(362)	(27)	—	(392)
Profit (loss) from operating activities ("EBIT")	(105)	(1)	650	126	(3)	667
Financial income	14	266	14	120	(348)	66
Financial expenses	(2)	(251)	(727)	(120)	348	(752)
Net financial income (expense)	12	15	(713)	—	—	(686)
Profit (loss) before income tax	(93)	14	(63)	126	(3)	(19)
Income tax benefit (expense)	(4)	(5)	(47)	(22)	—	(78)
Profit (loss) for the period	(97)	9	(110)	104	(3)	(97)

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

Condensed consolidating statement of financial position

	As of December 31, 2010
(In $ million)	Parent	Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Assets
Cash and cash equivalents	1	25	528	110	—	664
Trade and other receivables	5	—	984	161	—	1,150
Inventories	—	—	1,159	122	—	1,281
Inter-group receivables	—	90	—	5	(95)	—
Other assets	—	—	186	15	—	201
Total current assets	6	115	2,857	413	(95)	3,296
Investments in subsidiaries, associates and joint ventures	—	—	903	107	(900)	110
Property, plant and equipment	—	—	2,930	336	—	3,266
Investment properties	—	—	68	—	—	68
Intangible assets	—	—	8,598	150	—	8,748
Inter-group receivables	16	5,595	123	1,289	(7,023)	—
Other assets	256	77	127	28	—	488
Total non-current assets	272	5,672	12,749	1,910	(7,923)	12,680
Total assets	278	5,787	15,606	2,323	(8,018)	15,976
Liabilities
Trade and other payables	10	90	1,017	129	—	1,246
Borrowings	—	—	138	3	—	141
Inter-group payables	—	—	95	—	(95)	—
Other liabilities	1	—	396	31	—	428
Total current liabilities	11	90	1,646	163	(95)	1,815
Borrowings	—	5,559	4,978	1,164	—	11,701
Inter-group liabilities	26	2	6,891	129	(7,048)	—
Other liabilities	—	5	2,124	67	—	2,196
Total non-current liabilities	26	5,566	13,993	1,360	(7,048)	13,897
Total liabilities	37	5,656	15,639	1,523	(7,143)	15,712
Net assets	241	131	(33)	800	(875)	264
Equity
Equity attributable to equity holder of the Group	241	131	(33)	800	(898)	241
Non-controlling interest	—	—	—	—	23	23
Total equity	241	131	(33)	800	(875)	264

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

Condensed consolidating statement of cash flows

	For the period ended December 31, 2010
(In $ million)	Parent	Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Net cash from (used in) operating activities	—	(171)	317	(34)	271	383

Net cash from (used in) investing activities	(322)	(3,810)	(4,594)	62	4,076	(4,588)
Included in investing activities:
Purchase of Whakatane Mill	—	—	(46)	—	—	(46)
Acquisition of property, plant and equipment	—	—	(250)	(69)	—	(319)
Proceeds from sale of property, plant and equipment, investment properties, intangible assets and other assets	—	—	31	1	—	32
Acquisition of businesses, net of cash acquired	—	—	(4,386)	—	—	(4,386)
Acquisition of intangible assets	—	—	(17)	(1)	—	(18)
Disposal of businesses, net of cash disposed	—	—	32	—	—	32
Net related party advances (repayments)	—	(3,980)	138	15	3,924	97
Net cash from (used in) financing activities	322	3,993	4,412	(35)	(4,347)	4,345
Included in financing activities:
Acquisition of businesses under common control	—	—	(1,958)	—	—	(1,958)
Drawdown of loans and borrowings	—	4,000	2,820	2	—	6,822
Repayment of loans and borrowings	—	—	(478)	(3)	—	(481)
Proceeds from issues of share capital	322	102	322	—	(424)	322
Proceeds from related party borrowings	—	—	3,965	—	(3,965)	—
Repayment of related party borrowings	—	—	—	(32)	32	—
Payment of transaction costs	—	(99)	(194)	—	—	(293)

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

Condensed consolidating statement of financial performance

	For the period ended December 31, 2009
(In $ million)	Parent	Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	5,451	704	(245)	5,910
Cost of sales	—	—	(4,374)	(562)	245	(4,691)
Gross profit	—	—	1,077	142	—	1,219
Other income, other expenses and share of equity method earnings, net of income tax	121	—	204	17	(226)	116
Selling, marketing and distribution expenses	—	—	(182)	(29)	—	(211)
General and administration expenses	(1)	(1)	(378)	(30)	44	(366)
Profit (loss) from operating activities ("EBIT")	120	(1)	721	100	(182)	758
Financial income	12	21	13	118	(143)	21
Financial expenses	(17)	(20)	(473)	(146)	143	(513)
Net financial income (expense)	(5)	1	(460)	(28)	—	(492)
Profit (loss) before income tax	115	—	261	72	(182)	266
Income tax benefit (expense)	2	—	(141)	(10)	—	(149)
Profit (loss) for the period	117	—	120	62	(182)	117

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

Condensed consolidating statement of cash flows

	For the period ended December 31, 2009
(In $ million)	Parent	Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Net cash from (used in) operating activities	—	—	649	10	111	770

Net cash from (used in) investing activities	(544)	(1,688)	(104)	70	2,131	(135)
Included in investing activities:
Acquisition of property, plant and equipment	—	—	(204)	(40)	—	(244)
Proceeds from sale of property, plant and equipment, investment properties, intangible assets and other assets	—	—	34	7	—	41
Acquisition of intangible assets	—	—	(43)	(5)	—	(48)
Acquisition of businesses, net of cash acquired	—	—	4	—	—	4
Disposal of businesses, net of cash disposed	—	—	—	—	—	—
Net related party advances (repayments)	—	(1,688)	111	(9)	1,689	103
Net cash from (used in) financing activities	545	1,699	(465)	(38)	(2,242)	(501)
Included in financing activities:
Acquisition of businesses under common control	—	—	(1,687)	—	—	(1,687)
Drawdown of loans and borrowings	—	1,789	1,504	—	—	3,293
Repayment of loans and borrowings	—	—	(2,350)	(32)	—	(2,382)
Proceeds from issues of share capital	544	—	578	17	(561)	578
Proceeds from related party borrowings	1	1	1,755	—	(1,689)	68
Repayment of related party borrowings	—	(1)	(174)	(6)	1	(180)
Payment of transaction costs	—	(67)	(83)	—	—	(150)

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

38. Subsequent events

Financing transactions
On February 15, 2012, the Group issued $1,250 million principal amount of 9.875% senior notes due 2019 (the “February 2012 Notes”). Interest on the February 2012 Notes is paid semi-annually on February 15 and August 15 of each year, commencing August 15, 2012. All of the guarantors of the August 2011 Credit Agreement have guaranteed the obligations under the February 2012 Notes to the extent permitted by law.

The net proceeds from the February 2012 Notes were used to redeem and discharge the $14 million outstanding aggregate principal amount of the Graham Packaging 2017 Notes, the $19 million outstanding aggregate principal amount of the Graham Packaging 2018 Notes, the $355 million outstanding aggregate principal amount of the Graham Packaging 2014 Notes and the $249 million outstanding aggregate principal amount of the Pactiv 2012 Notes. The loss on extinguishment of this debt was $1 million in aggregate.The remaining net proceeds from the February 2012 Notes were used for general corporate purposes.

On March 20, 2012, Graham Packaging Holdings Company and certain of its subsidiaries organized in the United States guaranteed the February 2012 Notes, the Notes, the 2007 Notes and the August 2011 Credit Agreement and provided collateral security for the Secured Notes and the August 2011 Credit Agreement. This change to the guarantee structure is reflected in the condensed consolidating guarantor financial information as presented in note 37.

Following the guarantee of the August 2011 Credit Agreement by Graham Packaging Holdings Company and certain of its subsidiaries as described above, the requirement to make additional principal amortization payments of $50 million per quarter under the August 2011 Credit Agreement terminated.

The Group filed registration statements with the SEC pursuant the Securities Act of 1933, as amended, for a registered offer to exchange the Notes for new registered notes having terms substantially identical to the terms of the original Notes. The registration statement with respect to the Notes other than the February 2012 Senior Notes was declared effective by the SEC on June 25, 2012, and on July 25, 2012 the exchange offer for the new registered notes was consummated. The registration statement with respect to the February 2012 Senior Notes was declared effective by the SEC on July 12, 2012, and on August 10, 2012, the Group consummated the exchange offer and consent solicitation whereby (i) $1,241 million of the outstanding principal amount of the February 2012 Senior Notes were exchanged for a corresponding principal amount of additional registered August 2011 Senior Notes, and (ii) a majority of the holders of the February 2012 Senior Notes consented to the removal of certain indenture restrictions and other provisions with respect to the remaining $9 million outstanding principal amount of February 2012 Senior Notes following the consummation of the exchange offer and consent solicitation.

On September 27, 2012, $500 million of the Tranche C U.S. Term Loan under the August 2011 Credit Agreement was repaid.

On September 28, 2012, the Group issued $3,250 million principal amount of 5.750% senior secured notes due 2020 (the “September 2012 Senior Secured Notes”). Interest on the September 2012 Senior Secured Notes will be paid semi-annually on April 15 and October 15 of each year, commencing on April 15, 2013. All of the guarantors of the August 2011 Credit Agreement have guaranteed the obligations under the September 2012 Senior Secured Notes, to the extent permitted by law. The net proceeds from the September 2012 Senior Secured Notes were or will be used to repay a portion of the August 2011 Credit Agreement and to repurchase and redeem the 2009 Senior Secured Notes (Dollar) as discussed below and for general corporate purposes.

A portion of the proceeds from the September 2012 Senior Secured Notes was used to repurchase $777 million aggregate principal amount of the 2009 Senior Secured Notes (Dollar) on September 28, 2012 pursuant to a tender offer for the 2009 Senior Secured Notes (Dollar) and to redeem the remaining $348 million aggregate principal amount of the 2009 Senior Secured Notes (Dollar) on October 29, 2012. The loss on extinguishment of the 2009 Senior Secured Notes (Dollar) was $68 million in aggregate.

On September 28, 2012, the Company and certain members of the Group became parties to an amended and restated senior secured credit agreement (the “September 2012 Credit Agreement”), which amended and restated the terms of the August 2011 Credit Agreement. Under the September 2012 Credit Agreement, $2,235 million and €300 million of term loans were drawn. These proceeds, together with a portion of the proceeds of the September 2012 Senior Secured Notes and available cash of the Group, were used to fully repay and extinguish the Tranche B U.S. Term Loan, Tranche C U.S. Term Loan and European Term Loan under the August 2011 Credit Agreement and to pay fees and expenses in connection with the transaction. The loss on extinguishment of the August 2011 Credit Agreement was $90 million in aggregate. The remaining proceeds have been or will be used for general corporate purposes. The term loans under the September 2012 Credit Agreement mature on September 28, 2018 with quarterly amortization payments of 0.25% per quarter. The U.S. and European term loans incur interest at LIBOR plus a margin of 3.75% and 4.00%, respectively, with a floor of 1.00%. All of the entities that were guarantors of the August 2011 Credit Agreement have guaranteed the September 2012 Credit Agreement, to the extent permitted by law.

RGHL securitization
On November 7, 2012 certain members of the Group entered into a receivables loan and security agreement pursuant to which the Group can borrow up to $600 million (the “Securitization Facility”). The amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables of certain members of the Group. On November 7, 2012 $540 million was drawn under the Securitization Facility. The Securitization Facility matures on November 7, 2017 and bears interest at a floating rate, which on November 7, 2012 was 2.16%. The Securitization Facility is secured by all of the assets of the borrower (including the eligible trade receivables and cash). The terms of the Securitization Facility do not result in the derecognition of the trade receivables by the Group. Amounts drawn under the Securitization Facility will be presented as current borrowings, as amounts drawn are required to be repaid when the receivables are collected.

The proceeds from the Securitization Facility and additional cash resources will be used to redeem the €450 million aggregate principal amount outstanding of 2009 Senior Secured Notes (Euro) and to pay fees and expenses. The 2009 Senior Secured Notes (Euro) will be redeemed at €1,038.75 per €1,000 of face value plus accrued and unpaid interest. The estimated $22 million premium on redemption will be recognized as

Reynolds Group Holdings Limited
Notes to the financial statements
For the period ended December 31, 2011

additional financial expense in the statement of comprehensive income. The redemption of the 2009 Senior Secured Notes (Euro) will also trigger additional financial expense of approximately $9 million, as a result of the write-off of unamortized debt issue costs, original issue discount and embedded derivative balances.
Income taxes
In May 2012, Evergreen submitted a refund claim to the IRS to exclude $235 million of Alternative Fuel Mixture Credits from 2009 taxable income. The refund claim was submitted to the IRS in the course of Evergreen's 2009 federal tax examination. In the same month, Evergreen received a Notice of Proposed Adjustment from the IRS, allowing the refund claim in full. As a result, the Group recognized $96 million of tax benefit.

Other
In January 2012, the Group sold the Pactiv Foodservice laminating operations in Louisville, Kentucky. Cash proceeds from the sale were $80 million (subject to customary post-closing working capital adjustments) resulting in a gain on sale of $66 million.

As a result of Hurricane Sandy, our Pactiv Foodservice facility in Kearny, New Jersey has suffered significant damage, and we expect some loss of revenue. However, we are unable to estimate the loss of revenue and storm-related costs at this time.
Other than the items disclosed above, there have been no events subsequent to December 31, 2011, which would require accrual or disclosure in these financial statements.

Beverage Packaging Holdings Group

Financial statements for the period ended
December 31, 2011

Beverage Packaging Holdings Group

Contents

Report of Independent Registered Public Accounting Firm

To the Shareholder and Boards of Directors of Beverage Packaging Holdings (Luxembourg) I S.A. and Beverage Packaging Holdings (Luxembourg) II S.A.:

In our opinion, the accompanying statements of financial position and the related statements of comprehensive income, statements of changes in equity and statements of cash flows present fairly, in all material respects, the financial position of Beverage Packaging Holdings Group and its subsidiaries (the "Group") at December 31, 2011 and December 31, 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Chicago, Illinois
November 14, 2012

Beverage Packaging Holdings Group
Statements of comprehensive income

		For the period ended December 31,
(In $ million)	Note	2011*	2010	2009
Revenue	7	11,789	6,774	5,910
Cost of sales	**	(9,725)	(5,524)	(4,691)
Gross profit		2,064	1,250	1,219
Other income	8	87	102	201
Selling, marketing and distribution expenses	**	(347)	(231)	(211)
General and administration expenses	**	(626)	(388)	(366)
Other expenses	10	(268)	(80)	(96)
Share of profit of associates and joint ventures, net of income tax	23	17	18	11
Profit from operating activities		927	671	758
Financial income	12	6	52	9
Financial expenses	12	(1,420)	(750)	(496)
Net financial expenses		(1,414)	(698)	(487)
Income (loss) before income tax		(487)	(27)	271
Income tax benefit (expense)	13	60	(75)	(148)
Profit (loss) for the period		(427)	(102)	123
Other comprehensive income (loss) for the period, net of income tax
Cash flow hedges		—	—	12
Exchange differences on translating foreign operations		(26)	227	71
Transfers from foreign currency translation reserve to profit and loss		—	49	—
Total other comprehensive income (loss) for the period, net of income tax	14	(26)	276	83
Total comprehensive income (loss) for the period		(453)	174	206
Profit (loss) attributable to:
Equity holder of the Group		(429)	(102)	123
Non-controlling interests		2	—	—
		(427)	(102)	123
Total other comprehensive income (loss) attributable to:
Equity holder of the Group		(25)	277	83
Non-controlling interests		(1)	(1)	—
		(26)	276	83

*
In accordance with IFRS 3 (revised) "Business Combinations," the information presented for the period ended December 31, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Graham Packaging acquisition. Refer to note 2.6.

**	For information on expenses by nature, refer to notes 9, 11, 16, 18, 19, 22 and 34.

The statements of comprehensive income should be read in conjunction with the notes to the financial statements.

Beverage Packaging Holdings Group
Statements of financial position

		As of December 31,
(In $ million)	Note	2011*	2010
Assets
Cash and cash equivalents	15	597	663
Trade and other receivables	16	1,504	1,145
Inventories	18	1,764	1,281
Current tax assets	21	39	109
Assets held for sale	17	70	18
Derivatives	29	1	12
Other assets		65	62
Total current assets		4,040	3,290
Non-current receivables	16	55	47
Investments in associates and joint ventures	23	119	110
Deferred tax assets	21	29	23
Property, plant and equipment	19	4,546	3,266
Investment properties	20	29	68
Intangible assets	22	12,545	8,748
Derivatives	29	122	87
Other assets		150	75
Total non-current assets		17,595	12,424
Total assets		21,635	15,714
Liabilities
Bank overdrafts		3	12
Trade and other payables	24	1,749	1,236
Liabilities directly associated with assets held for sale	17	20	—
Borrowings	25	520	140
Current tax liabilities	21	161	145
Derivatives	29	16	1
Employee benefits	26	228	195
Provisions	27	98	74
Total current liabilities		2,795	1,803
Non-current payables	24	38	9
Borrowings	25	16,641	11,717
Deferred tax liabilities	21	1,548	1,130
Employee benefits	26	936	971
Provisions	27	134	86
Total non-current liabilities		19,297	13,913
Total liabilities		22,092	15,716
Net liabilities		(457)	(2)
Equity (deficit)
Share capital	28	1,417	1,417
Reserves	28	(1,256)	(1,231)
Accumulated losses		(640)	(211)
Equity (deficit) attributable to equity holder of the Group		(479)	(25)
Non-controlling interests		22	23
Total equity (deficit)		(457)	(2)

*
In accordance with IFRS 3 (revised) "Business Combinations," the information presented as of December 31, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Graham Packaging acquisition. Refer to note 2.6.

The statements of financial position should be read in conjunction with the notes to the financial statements.

Beverage Packaging Holdings Group
Statements of changes in equity

(In $ million)	Note	Share capital	Translation of foreign operations	Other reserves	Hedge reserve	Accumulated losses	Equity (deficit) attributable to equity holder of the Group	Non-controlling interests	Total
Balance at the beginning of the period (January 1, 2009)		1,604	(18)	71	(12)	(197)	1,448	17	1,465
Issue of shares (net of issue costs)	28	880	—	—	—	—	880	—	880
Total comprehensive income for the period:
Profit after tax		—	—	—	—	124	124	—	124
Exchange differences on translating foreign operations		—	71	—	—	—	71	—	71
Cash flow hedges		—	—	—	12	—	12	—	12
Total comprehensive income for the period		—	71	—	12	124	207	—	207
Common control transactions	32	(1,108)	—	(584)	—	—	(1,692)	—	(1,692)
Dividends paid to non-controlling interests		—	—	—	—	—	—	(1)	(1)
Balance as of December 31, 2009		1,376	53	(513)	—	(73)	843	16	859
Balance at the beginning of the period (January 1, 2010)		1,376	53	(513)	—	(73)	843	16	859
Issue of shares (net of issue costs)	28	947	—	—		—	947	—	947
Total comprehensive income for the period:
Loss after tax		—	—	—	—	(102)	(102)	—	(102)
Exchange differences on translating foreign operations		—	277	—	—	—	277	(1)	276
Total comprehensive income for the period		—	277	—	—	(102)	175	(1)	174
Common control transactions	32	(906)	—	(1,048)	—	—	(1,954)	—	(1,954)
Purchase of non-controlling interest		—	—	—	—	3	3	(5)	(2)
Non-controlling interests acquired through business combinations		—	—	—	—	—	—	18	18
Disposal of business		—	—	—	—	—	—	(3)	(3)
Dividends paid	28	—	—	—	—	(39)	(39)	(2)	(41)
Balance as of December 31, 2010		1,417	330	(1,561)	—	(211)	(25)	23	(2)
Balance at the beginning of the period (January 1, 2011)		1,417	330	(1,561)	—	(211)	(25)	23	(2)
Total comprehensive loss for the period:
Loss after tax		—	—	—	—	(429)	(429)	2	(427)
Exchange differences on translating foreign operations*		—	(25)	—	—	—	(25)	(1)	(26)
Total comprehensive loss for the period*		—	(25)	—	—	(429)	(454)	1	(453)
Dividends paid		—	—	—	—	—	—	(2)	(2)
Balance as of December 31, 2011*		1,417	305	(1,561)	—	(640)	(479)	22	(457)

*
In accordance with IFRS 3 (revised) "Business Combinations," the information presented for the period ended December 31, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Graham Packaging acquisition. Refer to note 2.6.

The statements of changes in equity should be read in conjunction with the notes to the financial statements.

Beverage Packaging Holdings Group
Statements of cash flows

		For the period ended December 31,
(In $ million)	Note	2011	2010	2009
Cash flows from operating activities
Cash received from customers		11,486	6,798	6,081
Cash paid to suppliers and employees		(9,868)	(5,635)	(4,941)
Interest paid		(1,003)	(451)	(262)
Income taxes paid, net of refunds received		(88)	(125)	(108)
Change of control payment and other acquisition costs		(84)	(181)	—
Payment to related party for use of tax losses		—	(23)	—
Net cash from operating activities		443	383	770
Cash flows used in investing activities
Purchase of Whakatane Mill		—	(46)	—
Acquisition of property, plant and equipment and investment properties		(511)	(319)	(244)
Proceeds from sale of property, plant and equipment, investment properties and other assets		71	32	41
Acquisition of intangible assets		(9)	(18)	(48)
Acquisition of businesses, net of cash acquired	33	(2,048)	(4,386)	4
Disposal of businesses, net of cash disposed		—	33	—
Disposal of other investments		—	10	4
Pre-acquisition advance to Graham Packaging		(20)	—	—
Receipt of related party advances		—	97	102
Interest received		7	5	4
Dividends received from joint ventures		8	4	1
Net cash used in investing activities		(2,502)	(4,588)	(136)
Cash flows from (used in) financing activities
Acquisitions of business under common control		—	(1,958)	(1,687)
Drawdown of loans and borrowings:
August 2011 Credit Agreement		4,666	—	—
August 2011 Notes		2,482	—	—
February 2011 Notes		2,000
October 2010 Notes		—	3,000	—
May 2010 Notes		—	1,000	—
2009 Notes		—	—	1,789
2009 Credit Agreement		10	2,820	1,404
Other borrowings		13	2	100
Repayment of loans and borrowings:
2011 Credit Agreement		(75)	—	—
2009 Credit Agreement		(4,168)	(38)	—
Graham Packaging borrowings acquired	33	(1,935)	—	—
Graham Packaging 2017 Notes		(239)	—	—
Graham Packaging 2018 Notes		(231)	—	—
Pactiv borrowings acquired		—	(397)	—
Blue Ridge Facility		—	(43)	—
2008 Reynolds Senior Credit Facilities		—	—	(1,500)
2007 SIG Senior Credit Facilities		—	—	(742)
CHH Facility		—	—	(13)
Other borrowings		(4)	(4)	(127)
Payment of liabilities arising from Graham Packaging Acquisition		(252)	—	—
Premium on Graham Packaging 2017 and 2018 Notes		(5)	—	—
Proceeds from issues of share capital		—	322	578
Proceeds from related party borrowings		25	—	68
Repayment of related party borrowings		—	—	(180)
Payment of transaction costs		(279)	(317)	(190)
Purchase of non-controlling interests		—	(3)	—

Beverage Packaging Holdings Group
Statements of cash flows

		For the period ended December 31,
(In $ million)	Note	2011	2010	2009
Dividends paid to related parties and non-controlling interests		(2)	(39)	(1)
Net cash from (used in) financing activities		2,006	4,345	(501)
Net increase (decrease) in cash and cash equivalents		(53)	140	133
Cash and cash equivalents at the beginning of the period		651	514	383
Effect of exchange rate fluctuations on cash held		(4)	(3)	(2)
Cash and cash equivalents as of December 31		594	651	514
Cash and cash equivalents comprise
Cash and cash equivalents		597	663	515
Bank overdrafts		(3)	(12)	(1)
Cash and cash equivalents as of December 31		594	651	514

The statements of cash flows should be read in conjunction with the notes to the financial statements.

Beverage Packaging Holdings Group
Statements of cash flows

Reconciliation of the profit for the period with the net cash from operating activities

	For the period ended December 31,
(In $ million)	2011	2010	2009
Profit (loss) for the period	(427)	(102)	123
Adjustments for:
Depreciation of property, plant and equipment	650	317	331
Depreciation of investment properties	1	2	2
Asset impairment charges	12	29	13
Amortization of intangible assets	321	185	169
Net foreign currency exchange loss	7	3	3
Change in fair value of derivatives	26	(4)	(129)
Loss (gain) on sale of property, plant and equipment and non-current assets	1	(5)	(4)
Gains on sale of businesses and investment properties	(5)	(16)	—
CSI Americas gain on acquisition	—	(10)	—
Net financial expenses	1,414	698	487
Share of profit of equity accounted investees	(17)	(18)	(11)
Income tax (benefit) expense	(60)	75	148
Interest paid	(1,003)	(451)	(262)
Income taxes paid, net of refunds received	(88)	(125)	(108)
Change in trade and other receivables	(56)	(45)	(43)
Change in inventories	(171)	41	92
Change in trade and other payables	(8)	9	(24)
Change in provisions and employee benefits	(154)	(202)	6
Change in other assets and liabilities	—	2	(23)
Net cash from operating activities	443	383	770
Significant non-cash financing and investing activities

During the period ended December 31, 2010, Evergreen Packaging Inc. (“EPI”) issued shares to Evergreen Packaging US, its parent company at the time of issue, in exchange for the novation of external borrowings, net of debt issue costs, in amounts of CA$30 million ($29 million), NZ$776 million ($568 million) and $28 million.

During the period ended December 31, 2009, Evergreen Packaging International B.V.'s ("EPIBV") parent company at the time, Evergreen Packaging (Antiilles) N.V., contributed €47 million ($61 million) as a non-stipulated share premium without the issuance of shares.

The statements of cash flows should be read in conjunction with the notes to the financial statements.

Beverage Packaging Holdings Group
Statements of cash flows

Acquisitions and disposals of businesses

	For the period ended December 31,
	2011		2010		2009
(In $ million)	Acquisitions*	Disposals	Acquisitions	Disposals	Acquisitions**	Disposals
Inflow (outflow) of cash:
Cash receipts (payments)	(2,192)	—	(4,488)	33	4	—
Net cash (bank overdraft) acquired (disposed of)	144	—	102	—	—	—
Consideration received, satisfied in notes receivable	—	—	—	14	—	—
Consideration subject to post-closing adjustments**	—	—	—	1	3	—
	(2,048)	—	(4,386)	48	7	—
Cash and cash equivalents, net of bank overdrafts	(144)	—	(102)	—	—	—
Net gain on sale before reclassification from foreign currency translation reserve	—	—	—	(10)	—	—
Amounts reclassified from foreign currency translation reserve	—	—	—	1	—	—
Net assets (acquired) disposed of	(2,192)	—	(4,488)	39	7	—
Details of net assets (acquired) disposed of:
Cash and cash equivalents, net of bank overdrafts	(144)	—	(102)	—	—	—
Trade and other receivables	(361)	—	(475)	12	—	—
Current tax assets	(4)	—	(49)	—	—	—
Assets held for sale	(10)	—	—	—	—	—
Inventories	(350)	—	(557)	8	—	—
Derivative assets	(9)	—	—	—	—	—
Deferred tax assets	(6)	—	(38)	—	—	—
Property, plant and equipment	(1,526)	—	(1,443)	23	—	—
Intangible assets (excluding goodwill)	(2,463)	—	(2,719)	—	—	—
Goodwill	(1,754)	—	(2,931)	—	7	—
Other current and non-current assets	(36)	—	(60)	—	—	—
Investment in associates and joint ventures	(1)	—	—	3	—	—
Trade and other payables	720	—	425	(8)	—	—
Current tax liabilities	39	—	—	—	—	—
Loans and borrowings	2,851	—	1,485	—	—	—
Deferred tax liabilities	629	—	877	—	—	—
Provisions and employee benefits	233	—	1,071	—	—	—
Net assets (acquired)/disposed of	(2,192)	—	(4,516)	38	7	—
Gain on acquisition	—	—	10	—	—	—
Amounts reclassified from foreign currency translation reserve	—	—	—	1	—	—
Non-controlling interests	—	—	18	—	—	—
	(2,192)	—	(4,488)	39	7	—
Refer to note 33 for further details of acquisitions.

*
In accordance with IFRS 3 (revised) "Business Combinations," the information presented for the period ended December 31, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Graham Packaging acquisition. Refer to note 2.6.

**	The cash paid in 2009 was for the post-closing adjustments relating to the acquisition of CSI Guadalajara.
The statements of cash flows should be read in conjunction with the notes to the financial statements.

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

1.Reporting entity

Beverage Packaging Holdings (Luxembourg) I S.A. ("BP I”) and Beverage Packaging Holdings (Luxembourg) II S.A. ("BP II" or the "issuer") are domiciled in Luxembourg and registered in the Luxembourg "Registre de Commerce et des Sociétiés."

The financial statements of Beverage Packaging Holdings Group (the "Group") as of and for the period ended December 31, 2011 comprise the combination of:

•	BP I and its subsidiaries and their interests in associates and jointly controlled entities (the "BP I Group"); and

•	BP II.

The Group is principally engaged in the manufacture and supply of consumer food and beverage packaging and storage products, primarily in North America, Europe, Asia and South America.

The address of the registered office of BP I and BP II is: 6C, rue Gabriel Lippman, L-5365 Munsbach, Luxembourg.

2.     Basis of preparation

The financial statements as of and for the year ended December 31, 2011 have been revised to reflect the finalization of the purchase accounting related to the acquisition of Graham Packaging. Refer to note 2.6 and note 33 for further information.

2.1    Statement of compliance

The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") and "IFRIC Interpretations" as issued by the International Accounting Standards Board ("IASB").

The financial statements were approved by the Board of Directors (the “Directors”) on November 13, 2012 in Chicago, Illinois (November 14, 2012 in Auckland, New Zealand).

2.2    Going concern

The financial statements have been prepared using the going concern assumption.

The statement of financial position as of December 31, 2011 presents negative equity of $457 million compared to negative equity of $2 million as of December 31, 2010. The movement is primarily attributable to the current period loss. The total equity was reduced by the Group's accounting for the common control acquisitions of the Closures segment and Reynolds consumer products business in 2009, and of the Evergreen segment and Reynolds foodservice packaging business in 2010. The Group accounts for acquisitions under common control of its ultimate shareholder, Mr. Graeme Hart, using the carry-over or book value method. Under the carry-over or book value method, the business combinations do not change the historical carrying value of the assets and liabilities of the businesses acquired. The excess of the purchase price over the carrying values of the share capital acquired is recognized as a reduction to equity. As of December 31, 2011, the common control transactions had generated a cumulative reduction to equity of $1,561 million.

2.3    Basis of measurement

The financial statements have been prepared under the historical cost convention except for:

•	certain components of inventory which are measured at net realizable value;

•	defined benefit pension plan liabilities and post-employment medical plan liabilities which are measured under the projected unit credit method; and

•	certain assets and liabilities, such as derivatives, which are measured at fair value.

Information disclosed in the statement of comprehensive income, statement of changes in equity and statement of cash flows for the current period is for the twelve month period ended December 31, 2011. Information for the comparative periods is for the twelve month periods ended December 31, 2010 and December 31, 2009.

2.4    Presentation currency

These financial statements are presented in U.S. dollars (“$”), which is the Group’s presentation currency.

2.5    Use of estimates and judgements

The preparation of financial statements requires the Directors and management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses and disclosure of contingent assets and liabilities. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. These estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both the current and future periods.

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

Information about the significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements is described in note 4.

2.6    Comparative information

The valuation of the assets acquired and liabilities assumed from the acquisition of Graham Packaging was finalized in conjunction with the approval of these financial statements. This resulted in changes to the preliminary values of certain assets and liabilities recognized at the date of the acquisition on September 8, 2011. Refer to note 33 for additional details related to the acquisition of Graham Packaging. In accordance with the accounting policy as described in note 4.4, all adjustments on finalization of the purchase accounting have been recognized retrospectively to the acquisition date. The following table reflects certain elements of the Group's previously published statement of financial position and the revised amounts as a result of this retrospective purchase accounting adjustment:

(in $ million)	As previously reported	Adjustment	As revised
As of December 31, 2011
Current assets	4,049	(9)	4,040
Non-current assets	17,563	32	17,595
Total assets	21,612	23	21,635
Current liabilities	2,791	4	2,795
Non-current liabilities	19,274	23	19,297
Total liabilities	22,065	27	22,092
Net liabilities	(453)	(4)	(457)

As part of finalizing the purchase price allocation, goodwill of $140 million representing expected procurement synergies from integrating the Graham Packaging business into the Group was allocated to other business segments which are expected to benefit from the synergies (refer to note 33).

The finalization of this purchase accounting increased total other comprehensive loss, net of income tax, by $4 million for the period ended December 31, 2011. However, the finalization of this purchase accounting had no effect on the Group's profit after tax, statement of cash flows, EBITDA or Adjusted EBITDA for the period ended December 31, 2011.

During the year, the Group made an adjustment to correct an understatement of the pension plan asset for one of the SIG segment's defined benefit pension plans. The understated pension plan asset existed from the date of acquisition of the SIG segment in May 2007. This adjustment reduced net income in the Corporate/Unallocated segment by $6 million for the period ended December 31, 2011, and reduced goodwill by $53 million, increased other non-current assets by $56 million and increased deferred income tax liabilities by $9 million as of December 31, 2011. This adjustment has no effect on the statement of cash flows and no effect on the Group's Adjusted EBITDA for the period ended December 31, 2011, or any previously reported period. Further, the plan asset understatement did not have a material impact on any current or previously reported financial statements.

As disclosed in note 32, indirect subsidiaries of the Company acquired the business operations of the Closures segment and the Reynolds consumer products business on November 5, 2009. On May 4, 2010, indirect subsidiaries of BP I acquired the business operations of Evergreen. On September 1, 2010 indirect subsidiaries of BP I acquired the business operations of the Reynolds foodservice packaging business. Prior to these transactions, these businesses were under the common ownership of the ultimate sole shareholder, Mr. Graeme Hart. This type of transaction is defined as a business combination under common control, which falls outside of the scope of IFRS 3 (revised) “Business Combinations.” In accordance with the Group’s accounting policy for business combinations under common control, as outlined in note 3.2(d), the Group has compiled the comparative financial information as if the acquisition transactions had occurred from the earliest point that common control commenced.

3.    Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these financial statements by all Group entities.

3.1    Basis of combination

The financial statements represent the combination of the consolidated financial statements of the BP I Group and BP II, a sister company to BP I. Their preparation is prescribed under the requirements of the 2007 Senior Notes and the 2007 Senior Subordinated Notes indenture. Refer to note 25 for additional information on the Group's borrowings.

As the financial statements represent the combination of entities that do not have direct shareholdings in each other, consolidated financial statements of the Group cannot be prepared. Consequently, the number of shares and value of issued capital along with other items of equity and reserves in the statements of financial position represent the combination of the issued capital and other items of equity and reserves of BP I and BP II.

In preparing the financial statements of the Group, the effects of all transactions and balances between entities within the Group have been eliminated.

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

3.2    Basis of consolidation

(a)    Subsidiaries
Subsidiaries are entities controlled by the parent of the Group. Control exists when the parent of the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are presently exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date control (or effective control) commences until the date that control ceases.

The Group has adopted IFRS 3 (revised) “Business Combinations” and IAS 27 “Consolidated and Separate Financial Statements” (2008) for each acquisition or business combination occurring on or after January 1, 2010. All business combinations occurring on or after January 1, 2010 are accounted for using the acquisition method, while those prior to this date are accounted for using the purchase method.
The acquisition method of accounting is used to account for the acquisition of third party subsidiaries and businesses by the Group for transactions completed on or after January 1, 2010. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of the acquisition, including the fair value of any contingent consideration and share-based payment awards (as measured in accordance with IFRS 2 “Share Based Payments”) of the acquiree that are mandatorily replaced as a result of the transaction. Transaction costs that the Group incurs in connection with an acquisition are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured at their fair value at the acquisition date, irrespective of the extent of any non-controlling interests. Non-controlling interests are initially recognized at their proportionate share of the fair value of the net assets acquired.

During the measurement period an acquirer can report provisional information for a business combination if by the end of the reporting period in which the combination occurs the accounting is incomplete. The measurement period, however, ends at the earlier of when the acquirer has received all of the necessary information to determine the fair values or one year from the date of the acquisition.

The purchase method of accounting is used to account for the acquisition of subsidiaries and businesses by the Group for transactions completed prior to January 1, 2010. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of the acquisition, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value at the acquisition date, irrespective of the extent of any minority interests. Final values for a business combination are determined within twelve months of the date of the acquisition.
Refer to note 33 for disclosure of acquisitions in the current and comparative financial periods.
(b)    Associates
Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies (generally accompanying a shareholding of between 20% and 50% of the voting rights). Investments in associates are accounted for using the equity method of accounting (equity accounted investees) and are initially recognized at cost. Investments in associates include goodwill identified on acquisition, net of accumulated impairment losses (if any).
The Group's share of its associates' post-acquisition profits or losses and movements in other comprehensive income is recognized in the Group's statement of comprehensive income after adjustments (as required) are made to align the accounting policies of the associate with those of the Group. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to nil and the recognition of further losses is discontinued except to the extent that the Group has a financial obligation or has made payments on behalf of the investee.

(c)    Joint Ventures
Joint ventures are those operations, entities or assets in which the Group has joint control, established by contractual agreement and requiring unanimous consent for strategic, financial and operating decisions. Interests in jointly controlled entities are accounted for using the equity method of accounting (as described in note 3.2(b)).
Interests in jointly controlled assets and operations are reported in the financial statements by including the Group's share of assets employed in the joint venture, the share of liabilities incurred in relation to the joint venture and the share of any expenses incurred in relation to the joint venture in their respective classification categories. Movements in reserves of joint ventures attributable to the Group are recognized in other comprehensive income in the statement of comprehensive income.

(d)    Transactions between entities under common control
Common control transactions arise between entities that are under the ultimate ownership of the common sole shareholder, Mr. Graeme Hart.
Certain transactions between entities that are under common control may not be transacted on an arm's length basis. Any gains or losses on these types of transactions are recognized directly in equity. Examples of such transactions include but are not limited to:

•	debt forgiveness transactions;

•	transfer of assets for greater than or less than fair value; and

•	acquisition or disposal of subsidiaries for no consideration or consideration greater than or less than fair value.
Acquisitions of entities under common control are accounted for as follows:

•	predecessor value method requires the financial statements to be prepared using predecessor book values without any step up to fair values;

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

•
premium or discount on acquisition is calculated as the difference between the total consideration paid and the book value of the issued capital of the acquired entity, and is recognized directly in equity as a component of a separate reserve;

•	the financial statements incorporate the acquired entities' results as if the acquirer and the acquiree had always been combined; and

•
the results of operations and cash flows of the acquired entity are included on a restated basis in the financial statements from the date that common control originally commenced (i.e. from the date the business was acquired by Mr. Graeme Hart) as though the entities had always been combined from the common control date forward.

(e)    Transactions eliminated on consolidation
Intra-group balances and unrealized items of income and expense arising from intra-group transactions are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with associates are eliminated against the investment to the extent of the Group's interest in the investee. Unrealized losses are eliminated in the same manner as gains, but only to the extent that there is no evidence of impairment.

(f)    Transactions with non-controlling interests

The Group accounts for transactions with non-controlling interests as transactions with the equity owners of the Group. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Group ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.  If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income is reclassified to profit or loss where appropriate.

3.3    Foreign currency

(a)    Functional currency
Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of BP I and BP II is the euro.

(b)    Foreign currency transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency of the respective entities at the exchange rate at that date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at historical cost are translated to the functional currency of the respective entities at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency of the respective entities at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on translation are recognized in the statement of comprehensive income as a component of the profit or loss, except for differences arising on the translation of available-for-sale equity instruments or a financial liability designated as a hedge of the net investment in a foreign operation (refer to (c) below).

(c)    Foreign operations

The results and financial position of those entities that have a functional currency different from the presentation currency of the Group are translated into the Group's presentation currency as follows:

(i)	assets and liabilities for each statement of financial position presented are translated at the closing rate at the reporting date of the statement of financial position;

(ii)	income and expense items for each profit or loss item are translated at average exchange rates;

(iii)	items of other comprehensive income are translated at average exchange rates; and

(iv)	all resulting exchange differences are recognized as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities and of borrowings and other currency instruments designated as hedges of such investments are recognized as a component of equity and included in the foreign currency translation reserve. When a foreign operation is sold, such exchange differences are recognized in the statement of comprehensive income as a component of the profit or loss as part of the gain or loss on the sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated on this basis.

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

3.4    Non-derivative financial instruments

Non-derivative financial instruments comprise cash and cash equivalents, receivables, available-for-sale financial assets, trade and other payables and interest bearing borrowings.

A non-derivative financial instrument is recognized if the Group becomes a party to the contractual provisions of the instrument. Non-derivative financial assets are derecognized if the Group's contractual rights to the cash flows from the financial assets expire or if the Group transfers the financial asset to another party without retaining control or substantially all the risks and rewards of the asset. Non-derivative financial liabilities are derecognized if the Group's obligations specified in the contract expire or are discharged or cancelled.

Non-derivative financial instruments are recognized initially at fair value plus, for instruments not at fair value through the profit or loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as described below.

Non-derivative financial instruments are recognized on a gross basis unless a current and legally enforceable right to off-set exists and the Group intends to either settle the instrument net or realize the asset and liability simultaneously.

Upon initial acquisition the Group classifies its financial instruments in one of the following categories, which is dependent on the purpose for which the financial instruments were acquired.

(a)    Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits held at call with banks and other short-term highly liquid investments with maturities of less than three months. Bank overdrafts are included within borrowings and are classified as current liabilities on the statement of financial position except if these are repayable on demand, in which case they are included separately as a component of current liabilities. In the statement of cash flows, overdrafts are included as a component of cash and cash equivalents.

(b)    Financial instruments at fair value through profit or loss

An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the Group manages such investments and makes purchase and sale decisions based on the instrument's fair value. Upon initial recognition (at the trade date) attributable transaction costs are recognized in the statement of comprehensive income as a component of the profit or loss. Subsequent to initial recognition, financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognized in the statement of comprehensive income as a component of the profit or loss.

(c)    Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for instruments with maturities greater than twelve months from the reporting date, which are classified as non-current assets. The Group's loans and receivables comprise trade and other receivables (including related party receivables) which are stated at their cost less impairment losses.

(d)    Other liabilities

Other liabilities comprise all non-derivative financial liabilities that are not disclosed as liabilities at fair value through profit or loss. Other liabilities are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the reporting date. The Group's other liabilities comprise trade and other payables and interest bearing borrowings, including those with related parties. The Group's other liabilities are measured as follows:

(i)	Trade and other payables
Subsequent to initial recognition trade and other payables are stated at amortized cost using the effective interest method.

(ii)	Interest bearing borrowings including related party borrowings
On initial recognition, borrowings are measured at fair value less transaction costs that are directly attributable to borrowings. Subsequent to initial recognition interest bearing loans and borrowings are measured at amortized cost using the effective interest method.

3.5    Derivative financial instruments
A derivative financial instrument is recognized if the Group becomes a party to the contractual provisions of an instrument at the trade date.
Derivative financial instruments are initially recognized at fair value (which includes consideration of credit risk where applicable), and transaction costs are expensed as incurred. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on remeasurement to fair value is recognized in the statement of comprehensive income as a component of the profit or loss unless the derivative financial instruments qualify for hedge accounting. If a derivative financial instrument qualifies for hedge accounting, recognition of any resulting gain or loss depends on the nature of the hedging relationship (see below).
Derivative financial instruments are recognized on a gross basis unless a current and legally enforceable right to off-set exists.
Derivative financial assets are derecognized if the Group's contractual rights to the cash flows from the instrument expire or if the Group transfers the financial asset to another party without retaining control or substantially all the risks and rewards of the asset.

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

Derivative financial liabilities are derecognized if the Group's obligations specified in the contract expire or are discharged or cancelled.

(a)    Cash flow hedges

Changes in the fair value of a derivative financial instrument designated as a cash flow hedge are recognized directly in equity as a component of other comprehensive income to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in the statement of comprehensive income as a component of the profit or loss for the period.

If a hedging instrument no longer meets the criteria for hedge accounting or it expires, is sold, terminated or exercised, then hedge accounting is discontinued prospectively. At this point in time, the cumulative gain or loss previously recognized in equity remains there until the forecast transaction occurs. When the hedged item is a non-financial asset, the amount recognized in equity is transferred to the carrying amount of the asset when it is recognized. In all other cases the amount recognized in equity is transferred within the statement of comprehensive income in the same period that the hedged item affects this statement and is recognized as part of financial income or expenses. If the forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred within the statement of comprehensive income and is recognized as part of financial income or expenses in the profit or loss.

(b)    Fair value hedges

Changes in the fair value of a derivative financial instrument designated as a fair value hedge are recognized in the statement of comprehensive income as a component of the profit or loss in financial income or expenses together with any changes in the fair value of the hedged assets or liabilities that are attributable to the hedged risk.

(c)    Embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately if the following conditions are met:

(i)	the economic characteristics and risks of the host contract and the embedded derivative are not closely related;

(ii)	a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and

(iii)	the combined instrument is not measured at fair value through profit or loss.

At the time of initial recognition of the embedded derivative an equal adjustment is also recognized against the host contract. The adjustment against the host contract is amortized over the remaining life of the host contract using the effective interest method.

Any embedded derivatives that are separated are measured at fair value with changes in fair value recognized through net financial expenses in the statement of comprehensive income as a component of the profit or loss.

3.6    Inventories

(a)    Raw materials, work in progress and finished goods

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted average principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(b)    Engineering and maintenance materials

Engineering and maintenance materials (representing either critical or long order components) are measured at the lower of cost and net realizable value. The cost of these inventories is based on the weighted average principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. Net realizable value is determined with reference to the cost of replacement of such items in the ordinary course of business compared to the current market prices.

3.7    Property, plant and equipment

(a)    Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and impairment losses (if any).

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of property, plant and equipment acquired in a business combination is determined by reference to its fair value at the date of acquisition (refer to note 3.2(a)). The cost of self-constructed assets includes the cost of materials and direct labor and any other costs directly attributable to bringing the asset to a working condition for its intended use. Cost may also include transfers from equity of any gains or losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

(b)    Assets under construction

Assets under construction are transferred to the appropriate asset category when they are ready for their intended use. Assets under construction are not depreciated but tested for impairment at least annually or when there is an indication of impairment.

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

(c)    Reclassification to investment property

When the use of a property changes from owner-occupied to investment property, the property is reclassified to investment property at its carrying value at the date of transfer.

(d)    Borrowing costs

Borrowing costs directly attributable to the acquisition or construction of an item of property, plant and equipment are capitalized until such time as the assets are substantially ready for their intended use. The interest rate used equates to the effective interest rate on debt where general borrowings are used or the relevant interest rate where specific borrowings are used to finance the construction.

(e)    Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within that part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in the statement of comprehensive income as a component of the profit or loss as incurred.

(f)    Depreciation

Depreciation is recognized in the statement of comprehensive income as a component of profit or loss on a straight-line basis over the estimated useful life of the asset. Land is not depreciated.

The estimated useful lives for the material classes of property, plant and equipment are as follows:

•	Buildings 20 to 50 years

•	Plant and equipment 3 to 25 years

•	Furniture and fittings 3 to 20 years

Depreciation methods, useful lives and residual values are reassessed on an annual basis.

Gains and losses on the disposal of items of property, plant and equipment are determined by comparing the proceeds (if any) at the time of disposal with the net carrying amount of the asset.

3.8    Investment property

Investment property is property held either to earn rental income or for capital appreciation or for both. Investment property is measured at cost less accumulated depreciation and impairment losses (if any). Investment properties are depreciated on a straight-line basis over 30 to 40 years.

3.9    Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

(a)    The Group as lessor - finance leases

Amounts due from lessees under finance leases are recorded as receivables at the amount of the Group's net investment in the leases.

(b)    The Group as lessee - finance leases

Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. The corresponding liability to the lessor is included within loans and borrowings as a finance lease obligation. Subsequent to initial recognition the liability is accounted for in accordance with the accounting policy described in note 3.4(d)(ii) and the asset is accounted for in accordance with the accounting policy applicable to that asset.

3.10    Intangible assets

(a)    Goodwill

Goodwill arises on the acquisition of subsidiaries, associates, joint ventures and business operations and is recognized at the date that control is acquired (the acquisition date). Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer's previously-held equity interest (if any) in the acquiree over the fair value of the identifiable net assets recognized.

If the Group's interest in the fair value of the acquiree's identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer's previously-held equity interest (if any) in the acquiree, the excess is recognized immediately in the statement of comprehensive income as a component of the profit or loss as a bargain purchase gain.

Goodwill is measured at cost less accumulated impairment losses (if any) and is tested at least annually for impairment. Goodwill is not amortized and is monitored for impairment testing at the segment level, which is the lowest level within the Group at which goodwill is monitored

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

for internal management purposes. The allocation is made to the operations that are expected to benefit from the business combination in which the goodwill arose after the allocation of purchase consideration is finalized.

In respect of joint ventures and investments accounted for using the equity method, the carrying amount of goodwill is included in the carrying amount of the investment.

(b)    Trademarks

Trademarks are measured at cost less accumulated amortization and impairment losses (if any) with the exception of the SIG Combibloc, Reynolds, Hefty, Pactiv Foodservice, Blue Ridge, Evergreen and Graham Packaging trade names which are recognized at cost less accumulated impairment losses (if any). These trade names are considered indefinite life assets as they represent the value accumulated in the brand, which is expected to continue indefinitely into the future. Trademarks are tested at least annually for impairment.

(c)    Customer relationships

Customer relationships represent the value attributable to purchased long-standing business relationships which have been cultivated over the years with customers.  These relationships are recognized at cost and amortized using the straight-line method over the estimated remaining useful lives of the relationships, which are based on customer attrition rates and projected cash flows.

(d)    Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technological knowledge and understanding, is recognized in the statement of comprehensive income as a component of the profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technologically and commercially feasible, future economic benefits are probable and the Group intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use. Other development expenditure is recognized in the statement of comprehensive income as a component of the profit or loss as incurred.
Intangible assets arising from development activities are measured at cost less accumulated amortization and accumulated impairment losses (if any).

(e)    Other intangible assets

Other intangible assets comprise permits, software, technology, patents and rights to supply. Other intangible assets that have finite useful lives are carried at cost less accumulated amortization and impairment losses (if any). Other intangible assets that have indefinite useful lives are carried at costs less impairment losses (if any).

(f)    Subsequent expenditures

Subsequent expenditure in respect of intangible assets is capitalized only when the expenditure increases the future economic benefits embodied in the specific asset to which the expenditure relates and it can be reliably measured. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in the statement of comprehensive income as a component of the profit or loss as incurred.

(g)    Amortization

Amortization is recognized in the statement of comprehensive income as a component of the profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill and indefinite life intangibles, from the date that the intangible assets are available for use.
The estimated useful lives for the material classes of intangible assets are as follows:

•	Software/technology 3 to 15 years

•	Patents 5 to 14 years

•	Rights to supply up to a maximum of 6 years

•	Customer relationships 6 to 25 years

•	Trademarks 5 to 15 years

3.11    Impairment

The carrying amounts of the Group's assets are reviewed regularly and at least annually to determine whether there is any objective evidence of impairment. An impairment loss is recognized whenever the carrying amount of an asset, cash generating unit (CGU) or group of CGUs exceeds its recoverable amount. Impairment losses directly reduce the carrying amount of assets and are recognized in the statement of comprehensive income as a component of the profit or loss.

(a)    Impairment of loans and receivables

The recoverable amount of the Group's loans and receivables carried at amortized cost is calculated with reference to the present value of the estimated future cash flows, discounted at the original effective interest rate (i.e. the effective interest rate computed at the date of initial recognition of these financial assets). Receivables with a short duration are not discounted.

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

Impairment losses on individual instruments that are considered significant are determined on an individual basis through an evaluation of the specific instruments' exposures. For trade receivables which are not significant on an individual basis, impairment is assessed on a portfolio basis taking into consideration the number of days overdue and the historical loss experiences on a portfolio with a similar number of days overdue.
The criteria that the Group uses to determine whether there is objective evidence of an impairment loss include:

•	significant financial difficulty of the issuer or obligor;

•	a breach of contract, such as default or delinquency in respect of interest or principal repayment; or

•	observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio.

(b)    Non-financial assets

The carrying amounts of the Group's non-financial assets, including goodwill and indefinite life intangible assets, are reviewed at least annually to determine whether there is any indication of impairment. If any such indicators exist then the asset or CGU's recoverable amount is estimated. For goodwill and intangible assets that have indefinite lives or that are not yet available for use, recoverable amounts are estimated at least annually and whenever there is an indication that they may be impaired.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount. A CGU is the smallest identifiable asset group that generates cash flows that are largely independent from other assets and groups. Impairment losses are recognized in the statement of comprehensive income as a component of the profit or loss. Impairment losses recognized in respect of a segment are allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to reduce the carrying amount of the other non-financial assets in the CGU on a pro-rata basis.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In assessing the fair value less cost to sell, the forecasted future Adjusted EBITDA to be generated by the asset or segment being assessed is multiplied by a relevant market indexed multiple.

In respect of assets other than goodwill, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's revised carrying amount will not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized.

3.12    Assets and liabilities classified as held for sale

Assets (or disposal groups comprising assets and liabilities) that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale. Immediately before classification as held for sale, the assets or components of a disposal group are remeasured in accordance with the Group's accounting policies. Thereafter the assets (or disposal groups) are measured at the lower of their carrying amount or fair value less costs to sell. Upon reclassification the Group ceases to depreciate or amortize non-current assets classified as held for sale. Any impairment loss on a disposal group is first allocated to goodwill and then to the remaining assets on a pro-rata basis, except that no loss is allocated to inventories, financial assets, deferred tax assets, employee benefit plan assets, and investment property, which continue to be measured in accordance with the Group's accounting policies. Impairment losses on initial classification of an asset to being held for sale and subsequent gains or losses on remeasurement are recognized in the statement of comprehensive income as a component of the profit or loss. Gains are not recognized in excess of any prior cumulative impairment losses.

3.13    Employee benefits

(a)    Pension obligations
The Group operates various defined contribution and defined benefit plans.

(i)    Defined contribution plans
A defined contribution plan is a plan under which the employee and the Group pay fixed contributions to a separate entity. The Group has no legal or constructive obligation to pay further contributions in relation to an employee's service in the current and prior periods. The Group's contributions are recognized in the statement of comprehensive income as a component of the profit or loss as incurred.

(ii)    Defined benefit plans
A defined benefit plan is a pension plan that is not a defined contribution plan. Typically defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on factors such as age, years of service and compensation.
The Group's net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of the future benefits that employees have earned in return for their service in the current and prior periods. These benefits are then discounted to determine the present value of the Group's obligations and are then adjusted for the impact of any unrecognized past service costs. The Group's net obligation is then determined with reference to the fair value of the plan assets (if any). The discount rate used is the yield on bonds that are denominated in the currency in which the benefits will be paid and that have maturity dates approximating the terms of the Group's obligations. The calculations are performed by qualified actuaries using the projected unit credit method.
Past service costs are recognized immediately in the statement of comprehensive income as a component of the profit or loss, unless the changes to the plans are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case the past service costs are amortized on a straight-line basis over the vesting period.

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

Actuarial gains and losses are recognized in the statement of comprehensive income as component of profit or loss when the cumulative unrecognized actuarial gains and losses exceed 10% of the greater of the present value of the defined benefit obligation and the fair value of the plan assets. These gains or losses are amortized on a straight-line basis over the expected remaining service lives of employees participating in the plan.

Refer to note 3.24 (b) for details on an amendment to existing IFRS guidance with respect to the accounting for defined benefit post-employment plans.

(b)    Short-term employee benefits
Short-term employee benefits are measured on an undiscounted basis and are expensed in the statement of comprehensive income as a component of the profit or loss as the related services are provided. A provision is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans and outstanding annual leave balances if the Group has a present legal or constructive obligation to pay this amount as a result of past services provided by the employee and the obligation can be estimated reliably.

(c)    Post-employment medical plans
In certain jurisdictions the Group sponsors a number of defined benefit medical plans for certain existing employees and retirees. Typically these plans are unfunded and define a level of medical care that the individual will receive.
The Group's net obligation is calculated separately for each plan by estimating the current and future use of these services by eligible employees, the current and expected future medical costs associated with such services which are discounted to determine their present value and any unrecognized past service costs. The discount rate used is the yield on bonds that are denominated in the currency and jurisdiction in which the benefits will be paid and that have maturity dates approximating the terms of the Group's obligations. The calculations are performed by qualified actuaries using the projected unit credit method with the use of mortality tables published by government agencies.
Past-service costs are recognized immediately in the statement of comprehensive income as a component of the profit or loss unless changes to a plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case the past-service costs are amortized on a straight-line basis over the vesting period.

(d)    Other long-term employee benefits

The Group's net obligation in respect of long-term employee benefits, other than pension plans and post-employment medical plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods, discounted to determine the present value of the Group's obligation. The discount rate used is the yield on bonds that are denominated in the currency and jurisdiction in which the benefits will be paid and that have maturity dates approximating the terms of the Group's obligations. The calculation is performed by qualified actuaries using the projected unit credit method. Any actuarial gains or losses are recognized in the statement of comprehensive income as a component of the profit or loss in the period in which they arise.

(e)    Termination benefits

Termination benefits are recognized as an expense when the Group is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date. Termination benefits for voluntary redundancies are recognized if the Group has made an offer encouraging voluntary redundancy, it is probable that the offer will be accepted and the number of acceptances can be estimated reliably.

(f)    Incentive compensation plans

The Group recognizes a liability and associated expense for incentive compensation plans based on a formula that takes into consideration certain threshold targets and the associated measures of profitability. The Group recognizes a provision when it is contractually obligated or when there is a past practice that has created a constructive obligation to its employees to fund such plans.

3.14    Provisions
A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefit will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. When discounting is used, the increase in the provision for the passage of time is recognized as a component of financial expense in the statement of comprehensive income as a component of the profit or loss.

(a)    Warranties

A provision for warranties is recognized when the underlying products or services are sold. The provision is based on historical warranty data and a weighting of all possible outcomes against their associated probabilities.

(b)    Business closure and rationalization
A provision for business closure and rationalization is recognized when the Group has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been publicly announced. Business closure and rationalization provisions can include such items as employee severance or termination pay, site closure costs and onerous leases. Future operating costs are not provided for.

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

3.15    Self-insured employee obligations

(a)    Self-insured employee workers' compensation
The Group is self-insured in respect of its workers' compensation obligations in the United States. As a component of its self-insured status the Group also maintains insurance coverage through third parties for large claims at levels that are customary and consistent with industry standards for groups of similar size. As of December 31, 2011, there are a number of outstanding claims that are routine in nature. The estimated incurred but unpaid liabilities relating to these claims are included in provisions.

(b)    Self-insured employee health insurance

The Group is self-insured for certain employee health insurance. The Group also maintains insurance coverage for large claims at levels that are customary and consistent with industry standards for companies of similar size. As of December 31, 2011, there are a number of outstanding claims that are routine in nature. The estimated incurred but unpaid liabilities (based on the Group's historical claims) relating to these claims are included in trade and other payables.

3.16    Dividends
Dividends to the Group's shareholder are recognized as a liability in the Group's financial statements in the period in which the dividends are declared.

3.17    Share capital
Common stock and ordinary shares are classified as equity. Costs directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds.

3.18    Revenue

(a)    Sale of goods
Revenue from the sale of goods is measured at the fair value of the consideration received or receivable net of returns and allowances, trade discounts, volume rebates and other customer incentives. Revenue is recognized when the significant risks and rewards of ownership have been substantially transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods.
Transfers of risks and rewards of ownership vary depending on the individual terms of the contract of sale. This occurs either upon shipment of the goods or upon receipt of the goods and/or their installation at a customer location.

(b)    Lease income

Payments received under finance leases are apportioned between finance income and the reduction of the outstanding receivable balance. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group's net investment outstanding in respect of the leases.
Lease income from operating leases is recognized on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized on a straight-line basis over the lease term.

3.19    Lease payments

Minimum lease payments made under finance leases are apportioned between the finance charges and the reduction of the outstanding liability. The finance charges which are recognized in the statement of comprehensive income as a component of the profit or loss are allocated to each period during the lease term so as to produce a constant rate of interest on the remaining balance of the liability. Contingent lease payments are accounted for in the periods in which the payments are incurred.
Payments made under operating leases are recognized in the statement of comprehensive income as a component of the profit or loss on a straight-line basis over the term of the lease, except when another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent lease payments arising under operating leases are recognized as an expense in the period in which the payments are incurred. Presently, all payments under operating leases are recognized on a straight-line basis over the term of the lease in the statement of comprehensive income.
In the event that lease incentives are received to enter into an operating lease, such incentives are deferred and recognized as a liability. The aggregated benefits of the lease incentives are recognized as a reduction to the lease expenses on a straight line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

3.20    Financial income and expenses

Financial income comprises interest income, foreign currency gains, and gains on derivative financial instruments in respect of financing activities that are recognized in the statement of comprehensive income as a component of the profit or loss. Interest income is recognized as it accrues using the effective interest method.

Financial expenses comprise interest expense, foreign currency losses, impairment losses recognized on financial assets (except for trade receivables) and losses in respect of financing activities on derivative instruments that are recognized in the statement of comprehensive

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

income as a component of the profit or loss. All borrowing costs not qualifying for capitalization are recognized in the statement of comprehensive income as a component of the profit or loss.

3.21    Income tax

Income tax expense comprises current and deferred tax. Income tax expense is recognized in the statement of comprehensive income as a component of the profit or loss except to the extent that it relates to items recognized directly in equity or other comprehensive income, in which case it is recognized with the associated items on a net basis.

Current tax is the expected tax payable on the taxable income for the period using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous periods.

Deferred tax is recognized using the balance sheet method providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the carrying amounts for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of goodwill, the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that they probably will not reverse in the foreseeable future and the Group is in a position to control the timing of the reversal of the temporary differences. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend is recognized. Deferred income tax assets and liabilities in the same jurisdiction are off-set in the statement of financial position only to the extent that there is a legally enforceable right to off-set current tax assets and current tax liabilities and the deferred balances relate to taxes levied by the same taxing authority and are expected either to be settled on a net basis or realized simultaneously.

3.22    Sales tax, value added tax and goods and services tax

All amounts (including cash flows) are shown exclusive of sales tax, value added tax ("VAT") and goods and services tax ("GST") to the extent the taxes are reclaimable, except for receivables and payables that are stated inclusive of sales tax, VAT and GST.

3.23    Discontinued operations

A discontinued operation is a component of the Group's business that represents a separate major line of business or geographical area of operation that has been disposed of or is held for sale, or is a subsidiary or business acquired exclusively with a view to resale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. When an operation is classified as a discontinued operation, the comparative statement of comprehensive income is re-presented as if the operation had been discontinued from the start of the comparative period.

3.24    New and revised standards and interpretations

(a)	Interpretations and amendments to existing standards effective in 2011

During 2011, certain interpretations and standards which had not previously been early adopted were mandatory for the Group. This included improvements to various IFRSs 2010 - various standards (effective for financial reporting periods beginning on or after July 1, 2010 and January 1, 2011). The adoption of the revisions to existing standards did not have a material impact on the financial statements of the Group for the period ended December 31, 2011.

(b)	Standards and amendments to existing standards that are not yet effective and have not been early adopted by the Group

The following standards and amendments to existing standards are not yet effective for the period ended December 31, 2011, and have not been applied in preparing these consolidated financial statements:

IFRS 9 “Financial Instruments” is the replacement of IAS 39 “Financial Instruments: Recognition and Measurement.” IFRS 9 introduces new requirements for classifying and measuring financial assets that must be applied starting January 1, 2015, with early adoption permitted. The Group is currently evaluating the impact of IFRS 9 on its financial statements.

On May 12, 2011, the IASB released IFRS 10 “Consolidated Financial Statements,” IFRS 11 “Joint Arrangements,” IFRS 12 “Disclosure of Interests in Other Entities” and IFRS 13 “Fair Value Measurement” as part of its new suite of consolidation and related standards, replacing and amending a number of existing standards and pronouncements. Each of these standards is effective for annual reporting periods beginning on or after January 1, 2013, with early adoption permitted.

IFRS 10 introduces a new approach to determining which investments should be consolidated and supersedes the requirements of IAS 27 “Consolidated and Separate Financial Statements” and SIC-12 “Consolidation - Special Purpose Entities.” Under the requirements of this new standard, the basis for consolidation is control regardless of the nature of the investee. The IASB has provided a series of indicators to determine control which requires judgment to be exercised in making the assessment of control. The new standard also introduces the concept of de facto control, provides greater guidance on the assessment of potential voting rights, while also requiring control to be assessed on a continuous basis where changes arise that do not merely result from a change in market conditions.

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

IFRS 11 overhauls the accounting for joint arrangements (previously known as joint ventures) and directly supersedes IAS 31 “Interests in Joint Ventures” while amending IAS 28 (2011) “Investments in Associates and Joint Ventures.” Under the requirements of the new standard, jointly controlled entities are either accounted for (without choice) using the equity or proportional consolidation method (depending if separation can be established legally or through another form), whereas joint ventures (previously referred to as jointly controlled operations and jointly controlled assets) must be accounted for using the proportional consolidation method.

IFRS 12 combines into a single standard the disclosure requirements for subsidiaries, associates and joint arrangements and unconsolidated structured entities. Under the expanded and new disclosure requirements, information is required to be provided to enable users to evaluate the nature of the risks associated with a reporting entity's interest in other entities and the effect those interests can have on the reporting entity's financial position, performance and cash flow. In addition, the standard introduces new disclosures about unconsolidated structured entities.

IFRS 13 defines the concept of fair value and establishes a framework for measuring fair value, while setting the disclosure requirements for fair value measurement. The new standard focuses on explaining how to measure fair value when required by other IFRS. Prior to the introduction of IFRS 13 there was no single source of guidance on fair value measurement.

On June 16, 2011, the IASB published an amendment to IAS 19 “Employee Benefits,” which removes certain options in respect of the accounting for defined benefit post-employment plans, while introducing certain other new measurement and disclosure requirements. Under the requirements of the amended standard, the IASB now requires the immediate recognition of all actuarial gains and losses as a component of other comprehensive income, effectively removing the ability to defer and leave unrecognized those amounts that were previously permitted under the corridor method. In connection with this amendment, the IASB has also provided additional guidance on the level of aggregated disclosure permitted when plans with differing criteria are presented on a consolidated basis, while also revising the basis under which finance costs are to be determined in connection with defined benefit plans. In addition to these changes, the new standard has also introduced further measures to distinguish between short and long-term employee benefits and additional guidance in terms of the recognition of termination benefits.

Revised IAS 19 will be effective January 1, 2013. At that time, the Group will be required to cease using the corridor method of accounting for defined benefit pension plans and certain other post-employment benefit plans. With the assistance of external actuaries, the Group is in the process of quantifying the impact of this required change in accounting policy. The removal of the corridor method will require the recognition of $484 million of additional liabilities for the Group's pension plans on the statement of financial position as of December 31, 2011. Under the new accounting requirements, the earnings on plan assets are capped at long-term bond rates used in determining the discount rate. This is expected to reduce the Group's reported profit after tax. Efforts are ongoing to quantify this impact. As required by the Group's borrowing agreements, the measurements in the Group's financial covenants will continue to be performed using historical accounting policies.

In addition, on June 16, 2011, the IASB also published an amendment to IAS 1 “Presentation of Financial Statements.” Under the requirements of the amended standard, the IASB requires an entity to present amounts recognized in other comprehensive income that the entity expects will be reclassified to the statement of comprehensive income in the future (even if contingent on future events) separately from those amounts that will never be reclassified. In addition, the amendment proposes a change in the title of the statement of comprehensive income to the statement of profit or loss and other comprehensive income but allows entities the ability to use other titles.

The requirements of the amended IAS 1 must be applied to the financial year beginning on or after January 1, 2013, with early adoption permitted. The Group is currently evaluating the effects of the amendment to IAS 1 on its financial statements.

On December 16, 2011, the IASB published amendments to IFRS 7 “Financial Instruments: Disclosures — Offsetting Financial Assets and Financial Liabilities" and IAS 32 “Financial Instruments: Presentation — Offsetting Financial Assets and Financial Liabilities." The amendments are intended to clarify existing application issues relating to the offsetting rules and reduce the level of diversity in current practice. The amendments clarify the meaning of "currently has a legally enforceable right of set off" and “simultaneous realization and settlement.” Additional disclosures are also required about right of offset and related arrangements.
The requirements of the amended IFRS 7 must be applied to the financial year beginning on or after January 1, 2013 and of amended IAS 32 must be applied to the financial year beginning on or after January 1, 2014. Both require retrospective application for the comparative period. The Group is currently evaluating the effects of the amendments to IFRS 7 and IAS 32 on its financial statements.

4.    Critical accounting estimates and assumptions

In the process of applying the Group's accounting policies management has made certain estimates and assumptions about the carrying values of assets and liabilities, income and expenses and the disclosure of contingent assets and liabilities. The key assumptions concerning the future and other key sources of uncertainty in respect of estimates at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial reporting period are:

4.1    Impairment of assets

(a)    Goodwill and indefinite life intangible assets

Determining whether goodwill is impaired requires estimation of the recoverable values of a segment, which is the lowest level within the Group at which goodwill is monitored for internal management purposes.  Determining whether indefinite life intangible assets are impaired requires estimation of the recoverable values of a CGU or group of CGUs to which these assets have been allocated. Recoverable values have been based on the higher of fair value less costs to sell or on value in use (as appropriate for the segment being reviewed). Significant judgment is involved with estimating the fair value of a segment. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the segment and a suitable discount rate in order to calculate present value. Details regarding the carrying amount of goodwill and indefinite life intangible assets and the assumptions used in impairment testing are provided in note 22.

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

(b)    Other assets

Other assets, including property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. A change in the Group's intended use of certain assets, such as a decision to rationalize manufacturing locations, may trigger a future impairment.

4.2    Income taxes

The Group is subject to income taxes in multiple jurisdictions which require significant judgment to be exercised in determining the Group's provision for income taxes. There are a number of transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Current tax liabilities and assets are recognized at the amount expected to be paid to or recovered from the taxation authorities. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

4.3    Realization of deferred tax assets

The Group assesses the recoverability of deferred tax assets with reference to estimates of future taxable income. To the extent that actual taxable income differs from management's estimate of future taxable income, the value of recognized deferred tax assets may be affected. Deferred tax assets have been recognized to offset deferred tax liabilities to the extent that the deferred tax assets and liabilities are expected to be realized in the same jurisdiction and reporting period. Deferred tax assets have also been recognized based on management's best estimate of the recoverability of these assets against future taxable income.

4.4    Finalization of provisional acquisition accounting

Following a business combination, the Group has a period of not more than twelve months from the date of acquisition to finalize the acquisition date fair values of acquired assets and liabilities, including the valuations of identifiable intangible assets and property, plant and equipment. The determination of fair value of acquired identifiable intangible assets and property, plant and equipment involves a variety of assumptions, including estimates associated with useful lives. In accordance with the accounting policy described in note 3.2(a), any adjustments on finalization of the preliminary purchase accounting are recognized retrospectively to the date of acquisition. Refer to note 33 for details of the finalization of the purchase accounting related to the acquisition of Graham Packaging.

4.5    Measurement of obligations under defined benefit plans

The Group operates a number of defined benefit pension plans. Amounts recognized under these plans are determined using actuarial methods. These actuarial valuations involve assumptions regarding long-term rates of return on pension fund assets, expected salary increases and the age of employees. These assumptions are reviewed at least annually and reflect estimates as of the measurement date.

Any change in these assumptions will impact the amounts reported in the statements of financial position, plus net pension expense or income that may be recognized in future years.

5.    Determination of fair values

A number of the Group's accounting policies and associated disclosures require the determination of fair values for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. Where applicable, further information regarding the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

5.1     Property, plant and equipment

The fair values of items of property, plant and equipment recognized as a result of a business combination are based on market values. The market value of property is the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm's length transaction after proper marketing, wherein the parties had each acted knowledgeably, prudently and without compulsion. The market value of items of plant, equipment, fixtures and fittings is based on the quoted market prices for similar items where available or based on the assessment of appropriately qualified independent valuers.

5.2     Intangible assets

The fair values of patents and trademarks acquired in a business combination are based on the discounted estimated royalty payments that have been avoided as a result of owning the patent or trademark. The fair values of other identifiable intangible assets are based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

5.3    Investment property

The fair values of investment property are based on active market prices adjusted, if necessary, for any differences in the nature, location or condition of the specific asset. If such information is not available, the Group uses alternative valuation methods such as recent prices in less active markets or discounted cash flow projections. These valuations are reviewed internally and by external valuers.

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

5.4    Inventory

The fair value of inventory acquired in a business combination is determined based on its estimated selling price in the ordinary course of business less the estimated costs of completion and sale.

5.5    Trade and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. Given the short-term nature of trade receivables the carrying amount is a reasonable approximation of fair value.

5.6    Derivatives

The fair value of forward exchange contracts is based on their listed market price, if available. If a listed market price is not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds).

The fair value of commodity and other price derivatives is based on a valuation model. The valuation model (which includes when relevant the consideration of credit risk) discounts the estimated future cash flows based on the terms and maturity of each contract using forward curves and market interest rates at the reporting date.

5.7    Non-derivatives financial liabilities

The fair value of non-derivative financial liabilities, which is determined for disclosure purposes, is calculated by discounting the future contractual cash flows at the current market interest rates that are available for similar financial instruments.

5.8    Pension and post-employment medical benefits

The valuation of the Group's defined benefit pension and post-employment medical plans is outlined in note 3.13(a)(ii).

5.9    Fair value of borrowings acquired

The fair value of borrowings acquired in business combinations is determined using quoted market prices or agreed redemption values at the date of acquisition.

6.    Segment reporting
IFRS 8 “Operating Segments” requires operating segments to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the Chief Operating Decision Maker (“CODM”) in order to allocate resources to the segment and to assess its performance.
The Group’s CODM are the officers and Directors of BP I and BP II. Information reported to the Group’s CODM for the purposes of resource allocation and assessment of segment performance is focused on six business segments that exist within the Group. The Group’s operating and reportable business segments under IFRS 8 are as follows:

•
SIG Combibloc — SIG Combibloc is a leading manufacturer of aseptic carton packaging systems for both beverage and liquid food products, ranging from juices and milk to soups and sauces. SIG supplies complete aseptic carton packaging systems, which include aseptic filling machines, aseptic cartons, spouts, caps and closures and related services.

•
Evergreen — Evergreen is a vertically integrated, leading manufacturer of fresh carton packaging for beverage products, primarily serving the juice and milk end-markets. Evergreen supplies integrated fresh carton packaging systems, which can include fresh cartons, spouts and filling machines. Evergreen produces liquid packaging board for its internal requirements and to sell to other manufacturers. Evergreen also produces paper products for commercial printing.

•
Closures — Closures is a leading manufacturer of plastic beverage caps, closures and high speed rotary capping equipment primarily serving the carbonated soft drink, non-carbonated soft drink and bottled water segments of the global beverage market.

•
Reynolds Consumer Products — Reynolds Consumer Products is a leading U.S. manufacturer of branded and store branded consumer products such as foil, wraps, waste bags, food storage bags, and disposable tableware and cookware. Prior to the Pactiv acquisition (refer to note 33), the Reynolds Consumer Products segment consisted solely of the Group's Reynolds consumer products business.

•
Pactiv Foodservice — Pactiv Foodservice is a leading manufacturer of foodservice and food packaging products. Pactiv Foodservice offers a comprehensive range of products including tableware items, takeout service containers, clear rigid-display packaging, microwaveable containers, foam trays, dual-ovenable paperboard containers, cups, molded fiber egg cartons, meat and poultry trays, plastic film and aluminum containers. Prior to the Pactiv acquisition (refer to note 33), the Pactiv Foodservice segment consisted solely of the Group’s Reynolds foodservice packaging business. Dopaco, which was acquired in May 2011, is being integrated with the Pactiv Foodservice segment.

•
Graham Packaging — Graham Packaging is a worldwide leader in the design, manufacture and sale of value-added, custom blow molded plastic containers for branded consumer products. Graham Packaging was acquired on September 8, 2011 (refer to note 33).

The CODM does not review the business activities of the Group based on geography.

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

The accounting policies applied by each segment are the same as the Group’s accounting policies. Results from operating activities represent the profit earned by each segment without allocation of central administrative revenues and expenses, financial income and expenses, and income tax benefit and expense.
The performance of the operating segments is assessed based on adjusted EBITDA. Adjusted EBITDA is defined as net profit before income tax expense, net financial expenses, depreciation and amortization, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write downs and equity method profit not distributed in cash.
Inter-segment pricing is determined with reference to prevailing market prices on an arm’s length basis, with the exception of Pactiv Foodservice's sales of Hefty and store brand products to Reynolds Consumer Products which are sold at cost.

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

Business segment reporting

	For the period ended December 31, 2011
(In $ million)	SIG Combibloc	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice*	Graham Packaging**	Corporate / unallocated ***	Total
Total external revenue	2,036	1,557	1,317	2,503	3,409	967	—	11,789
Total inter-segment revenue	—	46	12	56	39	—	(153)	—
Total segment revenue	2,036	1,603	1,329	2,559	3,448	967	(153)	11,789
Gross profit	439	224	207	611	524	62	(3)	2,064
Expenses and other income	(234)	(69)	(97)	(258)	(402)	(86)	(8)	(1,154)
Share of profit of associates and joint ventures	15	2	—	—	—	—	—	17
Earnings before interest and tax (“EBIT”)	220	157	110	353	122	(24)	(11)	927
Financial income								6
Financial expenses								(1,420)
Loss before income tax								(487)
Income tax benefit								60
Loss after income tax								(427)
Earnings before interest and tax (“EBIT”)	220	157	110	353	122	(24)	(11)	927
Depreciation and amortization	260	60	81	150	292	129	—	972
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	480	217	191	503	414	105	(11)	1,899

*
Represents the results of operations of the Reynolds foodservice packaging business and the Pactiv foodservice packaging business for the full year ended December 31, 2011 and the results of operations of Dopaco for the period from May 2, 2011 to December 31, 2011.

**	Represents the results of operations of Graham Packaging from September 8, 2011 to December 31, 2011.

***
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

	For the period ended December 31, 2011
(In $ million)	SIG Combibloc	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice*	Graham Packaging**	Corporate / unallocated ***	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	480	217	191	503	414	105	(11)	1,899
Included in EBITDA:
Asset impairment charges	4	—	1	—	7	—	—	12
Business acquisition and integration costs	—	—	—	5	45	9	26	85
Business interruption costs (recoveries)	2	—	1	(1)	—	—	—	2
Change of control payments	—	—	—	—	—	12	—	12
Equity method profit not distributed in cash	(8)	(2)	—	—	—	—	—	(10)
Gain on modification of plan benefits	—	—	—	—	—	—	(25)	(25)
Gain on sale of businesses	—	—	(5)	—	—	—	—	(5)
Impact of purchase price accounting on inventory and leases	—	—	—	—	5	27	—	32
Non-cash inventory charge	—	—	—	1	2	—	—	3
Non-cash pension expense (income)	—	—	—	3	4	—	(49)	(42)
Operational process engineering-related consultancy costs	—	—	—	17	21	—	4	42
Restructuring costs	2	—	5	11	48	3	19	88
SEC registration costs	—	—	—	—	—	—	6	6
Unrealized loss on derivatives	2	2	2	17	3	—	—	26
VAT and custom duties on historical imports	1	—	—	—	—	—	—	1
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	483	217	195	556	549	156	(30)	2,126
Segment assets ‡	3,218	1,398	1,774	4,916	5,892	5,755	(1,318)	21,635
Included in segment assets are:
Additions to property, plant and equipment	185	62	63	33	105	63	—	511
Additions to intangible assets	8	—	3	1	—	5	1	18
Additions to investment properties	4	—	—	—	—	—	—	4
Investments in associates and joint ventures	104	14	—	—	—	1	—	119
Segment liabilities ‡	2,031	412	804	1,396	861	3,958	12,630	22,092

*
Represents the results of operations of the Reynolds foodservice packaging business and the Pactiv foodservice packaging business for the full year ended December 31, 2011 and the results of operations of Dopaco for the period from May 2, 2011 to December 31, 2011.

**	Represents the results of operations of Graham Packaging from September 8, 2011 to December 31, 2011.

***
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions and balances between segments.

‡
In accordance with IFRS 3 (revised) "Business Combinations," the information presented as of December 31, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Graham Packaging acquisition. Refer to note 2.6.

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

	For the period ended December 31, 2010
(In $ million)	SIG Combibloc	Evergreen	Closures*	Reynolds Consumer Products**	Pactiv Foodservice***	Corporate / unallocated ****	Total
Total external revenue	1,846	1,580	1,167	1,334	847	—	6,774
Total inter-segment revenue	—	3	7	44	77	(131)	—
Total segment revenue	1,846	1,583	1,174	1,378	924	(131)	6,774
Gross profit	464	209	185	327	65	—	1,250
Expenses and other income	(213)	(67)	(89)	(113)	(106)	(9)	(597)
Share of profit of associates and joint ventures	16	2	—	—	—	—	18
Earnings before interest and tax (“EBIT”)	267	144	96	214	(41)	(9)	671
Financial income							52
Financial expenses							(750)
Loss before income tax							(27)
Income tax expense							(75)
Loss after income tax							(102)

Earnings before interest and tax (“EBIT”)	267	144	96	214	(41)	(9)	671
Depreciation and amortization	243	62	79	62	58	—	504
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	510	206	175	276	17	(9)	1,175

*	Includes the results of operations of CSI Americas for the period from February 1, 2010 to December 31, 2010.

**
Represents the results of operations of the Reynolds consumer products business for the full year ended December 31, 2010 and the results of operations of the Hefty consumer products business for the period from November 16, 2010 to December 31, 2010.

***
Represents the results of operations of the Reynolds foodservice packaging business for the full year ended December 31, 2010 and the results of operations of the Pactiv foodservice packaging business for the period from November 16, 2010 to December 31, 2010.

****
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions and balances between segments.

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

	For the period ended December 31, 2010
(In $ million)	SIG Combibloc	Evergreen	Closures*	Reynolds Consumer Products**	Pactiv Foodservice***	Corporate / unallocated ****	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	510	206	175	276	17	(9)	1,175
Included in EBITDA:
Adjustment related to settlement of a lease obligation	—	—	—	(2)	—	—	(2)
Asset impairment charges (reversals)	(1)	—	—	—	29	—	28
Black Liquor Credit	—	(10)	—	—	—	—	(10)
Business acquisition costs	—	1	1	—	—	10	12
Business interruption costs	—	—	2	—	—	—	2
CSI Americas gain on acquisition	—	—	(10)	—	—	—	(10)
Equity method profit not distributed in cash	(11)	(3)	—	—	—	—	(14)
Gain on sale of businesses and investment properties	(6)	(2)	—	—	(8)	—	(16)
Impact of purchase price accounting on inventories	—	—	—	25	38	—	63
Operational process engineering-related consultancy costs	—	2	—	6	—	—	8
Pension income	—	—	—	—	—	(5)	(5)
Related party management fees	—	1	—	—	—	—	1
Restructuring costs (recoveries)	11	—	3	(4)	(1)	—	9
Termination of supply agreement	—	—	—	—	7	—	7
Unrealized (gain) loss on derivatives	—	1	(1)	(2)	(1)	—	(3)
VAT and custom duties on historical imports	10	—	—	—	—	—	10
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	513	196	170	299	81	(4)	1,255
Segment assets	3,439	1,257	1,739	1,763	405	7,111	15,714
Included in segment assets are:
Additions to property, plant and equipment	151	47	82	13	10	12	315
Additions to intangible assets	13	—	—	5	—	—	18
Additions to investment properties	4	—	—	—	—	—	4
Investments in associates and joint ventures	97	13	—	—	—	—	110
Segment liabilities	2,073	392	1,167	1,161	197	10,726	15,716

* Includes the results of operations of CSI Americas for the period from February 1, 2010 to December 31, 2010.

** Represents the results of operations of the Reynolds consumer products business for the full year ended December 31, 2010 and the results of operations of the Hefty consumer products business for the period from November 16, 2010 to December 31, 2010.

*** Represents the results of operations of the Reynolds foodservice packaging business for the full year ended December 31, 2010 and the results of operations of the Pactiv foodservice packaging business for the period from November 16, 2010 to December 31, 2010.

**** Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment and acquisition-related assets not allocated to specific segments. It also includes eliminations of transactions and balances between segments.

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

	For the period ended December 31, 2009
(In $ million)	SIG Combibloc	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Corporate / unallocated*	Total
Total external revenue	1,668	1,429	977	1,151	685	—	5,910
Total inter-segment revenue	—	—	3	39	54	(96)	—
Total segment revenue	1,668	1,429	980	1,190	739	(96)	5,910
Gross profit	410	376	161	222	47	3	1,219
Expenses and other income	(229)	(85)	(79)	(31)	(45)	(3)	(472)
Share of profit of associates and joint ventures	9	2	—	—	—	—	11
Earnings before interest and tax (“EBIT”)	190	293	82	191	2	—	758
Financial income							9
Financial expenses							(496)
Profit before income tax							271
Income tax expense							(148)
Profit after income tax							123

Earnings before interest and tax (“EBIT”)	190	293	82	191	2	—	758
Depreciation and amortization	250	64	73	63	52	—	502
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	440	357	155	254	54	—	1,260

*
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions and balances between segments.

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

	For the period ended December 31, 2009
(In $ million)	SIG Combibloc	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Corporate / unallocated*	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	440	357	155	254	54	—	1,260
Included in EBITDA:
Asset impairment charges	6	6	—	—	1	—	13
Black Liquor Credit	—	(214)	—	—	—	—	(214)
Business acquisition costs	—	1	—	—	—	—	1
Elimination of the effect of the historical Reynolds Consumer hedging policy	—	—	—	91	4	—	95
Equity method profit not distributed in cash	(8)	(2)	—	—	—	—	(10)
Inventory write-off arising on restructure	—	—	—	—	5	—	5
Korean insurance claim	—	(2)	—	—	—	—	(2)
Loss on sale of Baco assets	—	—	—	1	—	—	1
Manufacturing plant flood impact	—	—	—	5	—	—	5
Operational process engineering-related consultancy costs	—	13	—	—	—	—	13
Plant realignment costs	—	—	—	2	—	—	2
Related party management fees	—	3	—	—	—	—	3
Restructuring costs	38	3	3	5	9	—	58
Transition costs	—	—	—	24	—	—	24
Unrealized gain on derivatives	(4)	—	(10)	(102)	(13)	—	(129)
VAT and custom duties on historical imports	3	—	—	—	—	—	3
Write down of assets held for sale	—	1	—	—	—	—	1
Write off of receivables related to sale of Venezuela operations	—	1	—	—	—	—	1
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	475	167	148	280	60	—	1,130
Segment assets	4,025	1,316	1,432	1,670	512	(1,420)	7,535
Included in segment assets are:
Additions to property, plant and equipment	77	61	69	31	4	—	242
Additions to intangible assets	21	2	—	22	3	—	48
Additions to investment properties	2	—	—	—	—	—	2
Investments in associates and joint ventures	90	10	—	—	4	—	104
Segment liabilities	1,255	1,034	970	1,158	267	1,992	6,676

*
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions and balances between segments.

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

Information about geographic area

The Group's revenue from external customers and information about its segment assets (total non-current assets excluding financial instruments, non-current receivables, deferred tax assets and post-employment benefit assets) by geographical origin are detailed below. In presenting information on a geographical basis, revenue and assets have been based in the location of the business operations:

(In $ million)	USA	Remaining North American Region	Europe	Asia	South America	Other	Total
Total external revenue
For the period ended December 31, 2011	7,990	628	1,742	941	375	113	11,789
For the period ended December 31, 2010	3,829	299	1,498	759	292	97	6,774
For the period ended December 31, 2009	3,279	230	1,483	656	249	13	5,910
Non-current assets
As of December 31, 2011	13,769	498	1,796	923	268	58	17,312
As of December 31, 2010	9,073	369	1,769	855	122	60	12,248

There was no revenue from external customers in Luxembourg, where BP I and BP II are domiciled, for the period ended December 31, 2011 (2010: none; 2009: none). There were no total non-current assets in Luxembourg as of December 31, 2011 (December 31, 2010: none).

Information about major customers

The Group does not have revenue from transactions with a single external customer amounting to 10% or more of the Group's revenue.

Information about major product lines

Supplemental information on net sales by major product line is set forth below:

	For the period ended December 31,
(In $ million)	2011	2010	2009
Foodservice packaging	3,448	924	739
Aseptic carton packaging	2,036	1,846	1,668
Caps and closures	1,329	1,174	980
Waste and storage products	992	509	433
Cooking products	822	768	757
Tablewares	745	101	—
Cartons	775	755	757
Beverage containers	646	—	—
Liquid packaging board	441	416	336
Paper products	387	412	336
Household product containers	175	—	—
Other product containers	146	—	—
Inter-segment eliminations	(153)	(131)	(96)
Total revenue	11,789	6,774	5,910

7.    Revenue

	For the period ended December 31,
(In $ million)	2011	2010	2009
Sale of goods	11,699	6,692	5,845
Services	90	82	65
Total revenue	11,789	6,774	5,910

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

8.    Other income

	For the period ended December 31,
(In $ million)	2011	2010	2009
Adjustment related to settlement of a lease obligation	—	2	—
CSI Americas gain on acquisition	—	10	—
Gain on sale of businesses	5	—	—
Gain on sale of investment properties	—	16	—
Gain on sale of non-current assets	—	5	4
Income from facility management	12	11	15
Income from miscellaneous services	6	8	11
Insurance claims	6	—	4
Landfill tipping fees received	5	—	—
Rental income from investment properties	6	6	5
Royalty income	4	2	2
Sale of by-products	29	25	18
Unrealized gains on derivatives	—	4	129
Other	14	13	13
Total other income	87	102	201

9.    General and administration expenses

	For the period ended December 31,
(In $ million)	2011	2010	2009
Research and development expenses	(145)	(107)	(99)

Auditors' remunerations to PricewaterhouseCoopers, comprising:
Audit fees	(12)	(11)	(7)
Other audit related fees (a)	(7)	(5)	(5)
Tax fees (b)	(1)	(1)	(12)

(a)
Other audit related fees include services for the audit or review of financial information other than year end or interim financial statements (including audits of carve out financial statements for debt refinancing and covenant reporting under bank facilities).

(b)
In 2009, $12 million was incurred for tax advice from PricewaterhouseCoopers LLP regarding alternative fuel mixtures credits. These costs have been recognized as a component of cost of sales during the period ended December 31, 2009.

10.    Other expenses

		For the period ended December 31,
(In $ million)	Note	2011	2010	2009
Asset impairment charges		(12)	(29)	(13)
Business acquisition costs		(38)	(13)	—
Business integration costs		(43)	—	—
Net foreign currency exchange loss		(7)	(3)	(3)
Operational process engineering-related consultancy costs		(42)	(7)	(13)
Related party management fees	30	—	(1)	(3)
Restructuring costs		(88)	(9)	(58)
SEC registration costs		(6)	—	—
Unrealized losses on derivatives		(26)	—	—
VAT and custom duties on historical imports		(1)	(11)	(3)
Other		(5)	(7)	(3)
Total other expenses		(268)	(80)	(96)

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

11.    Personnel expenses

Personnel expenses recognized in the statements of comprehensive income were $1,965 million for the period ended December 31, 2011 (2010: $1,229 million; 2009: $1,167 million). Personnel expenses include salaries, wages, employee related taxes, short-term employee benefits, pension benefits, post-employment medical benefits and other long-term employee benefits. For additional details related to the post-employment benefit plans, refer to note 26.

12.    Financial income and expenses

		For the period ended December 31,
(In $ million)	Note	2011	2010	2009
Interest income		6	5	6
Interest income on related party loans		—	3	1
Net change in fair value of derivatives		—	44	2
Financial income		6	52	9
Interest expense:
August 2011 Credit Agreement		(168)	—	—
2009 Credit Agreement		(29)	(135)	(13)
August 2011 Notes		(85)	—	—
February 2011 Notes		(139)	—	—
October 2010 Notes		(243)	(50)	—
May 2010 Notes		(88)	(56)	—
2009 Notes		(147)	(134)	(20)
2007 Notes		(109)	(104)	(110)
Pactiv 2012 Notes		(15)	(2)	—
Pactiv 2017 Notes		(24)	(3)	—
Pactiv 2018 Notes		(1)	—	—
Pactiv 2025 Notes		(22)	(3)	—
Pactiv 2027 Notes		(17)	(2)	—
Graham Packaging 2014 Notes		(12)	—	—
Graham Packaging 2017 Notes		(3)	—	—
Graham Packaging 2018 Notes		(3)	—	—
2008 Reynolds Senior Credit Facilities		—	—	(66)
2007 SIG Senior Credit Facilities		—	—	(47)
CHH Facility		—	(8)	(22)
Blue Ridge Facility		—	—	(2)
Related party borrowings	30	(1)	—	(12)
Amortization of:
Debt issue costs:
2011 Credit Agreement		(4)	—	—
2009 Credit Agreement(a)		(86)	(10)	(1)
August 2011 Notes		(2)	—	—
February 2011 Notes		(2)	—	—
October 2010 Notes		(10)	(2)	—
May 2010 Notes		(3)	(2)	—
2009 Notes		(8)	(9)	(1)
2007 Notes		(4)	(4)	(4)
2008 Reynolds Senior Credit Facilities		—	—	(19)
2007 SIG Senior Credit Facilities		—	—	(3)
CHH Facility		—	—	(1)
Debt commitment letter fees(b)(c)		(68)	(98)	—
Credit Agreement amendment fees		(11)	(12)	—
Fair value adjustment of acquired notes		14	1	—
Original issue discounts(a)		(42)	(6)	(1)

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

		For the period ended December 31,
(In $ million)	Note	2011	2010	2009
Embedded derivatives		11	3	—
Graham Packaging Notes tender offer fees		(5)	—	—
Unamortized debt issue costs written off		—	—	(36)
Net change in fair values of derivatives		(20)	—	—
Net foreign currency exchange loss		(55)	(101)	(131)
Other		(19)	(13)	(7)
Financial expenses		(1,420)	(750)	(496)
Net financial expenses		(1,414)	(698)	(487)

(a) In February 2011, the 2009 Credit Agreement was repaid in full with the proceeds from the February 2011 Notes as well as proceeds from the February 2011 Credit Agreement. As a result of such repayments, the unamortized debt issuance costs of $86 million and unamortized original issuance discount of $38 million related to the 2009 Credit Agreement were expensed during the period ended December 31, 2011.

(b) A debt commitment letter to fund the Graham Packaging Acquisition (refer to note 33) was initially for an amount up to $5 billion and was subject to certain conditions and adjustments, and resulted in the Group incurring $68 million of fees. The proceeds from the issuance of the August 2011 Notes and drawings under the August 2011 Credit Agreement were used to finance the Graham Packaging Acquisition (refer to note 33). As the commitments under the debt commitment letter were not utilized, the Group expensed $68 million of the fees during the period ended December 31, 2011.

(c) A debt commitment letter to fund the Pactiv Acquisition (refer to note 33) was initially for an amount up to $5 billion and was subject to certain conditions and adjustments, and resulted in the Group incurring $98 million of fees. The proceeds from the issuance of the October 2010 Notes and the additional borrowings under the 2009 Credit Agreement were used to finance the Pactiv acquisition. As the commitments under the debt commitment letter were not utilized, the Group expensed $98 million of fees during the period ended December 31, 2010.

Refer to note 25 for information on the Group's borrowings.

13.     Income tax

	For the period ended December 31,
(In $ million)	2011	2010	2009
Current tax expense
Current period	(148)	(117)	(115)
Adjustment for prior periods	—	—	(2)
	(148)	(117)	(117)
Deferred tax benefit (expense)
Origination and reversal of temporary differences	189	36	(40)
Tax rate modifications	8	—	(4)
Recognition of previously unrecognized tax losses and temporary differences	18	6	12
Adjustments for prior periods	(7)	—	1
	208	42	(31)
Income tax benefit (expense)	60	(75)	(148)

Refer to note 37 for a discussion of a refund claim submitted by Evergreen to the Internal Revenue Service ("IRS") in May 2012.

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

13.1    Reconciliation of effective tax rate

	For the period ended December 31,
(In $ million)	2011	2010	2009
Reconciliation of effective tax rate
Profit (loss) before income tax	(487)	(27)	271
Income tax using the New Zealand tax rate of 28% (2010 and 2009: 30%)	136	8	(81)
Effect of tax rates in foreign jurisdictions	47	(8)	29
Effect of tax rates in state and local tax	(1)	(5)	(13)
Non-deductible expenses and permanent differences	(95)	(32)	(4)
Tax exempt income and income at a reduced tax rate	9	10	6
Withholding tax	(28)	(10)	(3)
Controlled foreign corporation tax	2	(11)	(17)
Tax rate modifications	8	—	(4)
Recognition of previously unrecognized tax losses and temporary differences	18	6	21
Unrecognized tax losses and temporary differences	(48)	(61)	(82)
Tax uncertainties	8	—	—
Cellulosic biofuel credits	—	29	—
Credits	4	2	—
Other	3	(3)	1
Over (under) provided in prior periods	(3)	—	(1)
Total current period income tax (expense) benefit	60	(75)	(148)

14.     Other comprehensive income

	For the period ended December 31,
(In $ million)	2011		2010		2009
	Pre-Tax	Tax effect	Pre-Tax	Tax effect	Pre-Tax	Tax effect
Exchange difference on translating foreign operations	(26)	—	276	—	71	—
Cash flow hedges	—	—	—	—	19	(7)
Total other comprehensive income	(26)	—	276	—	90	(7)
During the period ended December 31, 2010, the Group transferred $49 million of the exchange difference on translating foreign operations, which had been previously recognized in other comprehensive income to the profit or loss primarily as a result of the internal restructuring of legal entities within the SIG segment.
During the period ended December 31, 2009, the Group transferred $12 million of cash flow hedges which had been previously recognized in other comprehensive income to the profit or loss following the derivatives becoming ineffective hedges when the underlying borrowings were repaid.

15.     Cash and cash equivalents

	As of December 31,
(In $ million)	2011	2010
Cash at bank and on hand	445	591
Short-term deposits	152	72
Total cash and cash equivalents	597	663

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

16.     Trade and other receivables

	As of December 31,
(In $ million)	2011	2010
Trade receivables	1,347	977
Provisions for doubtful debts	(25)	(22)
	1,322	955
Related party receivables (refer to note 30)	31	36
Other receivables	151	154
Total current trade and other receivables	1,504	1,145

Total non-current receivables	55	47

16.1    Movement in provision for doubtful debts

	As of December 31,
(In $ million)	2011	2010
Balance at the beginning of the period	(22)	(22)
Doubtful debts charges recognized	(10)	(8)
Doubtful debts provision applied against trade receivable balance	1	6
Reversal of doubtful debts charges previously recognized	6	2
Balance at the end of the period	(25)	(22)

The doubtful debts charge recognized of $10 million for the period ended December 31, 2011 (2010: $8 million; 2009: $4 million) relates to increases required as a result of management's review of the trade receivable balances.

16.2    Balances net of provision for doubtful debts

	As of December 31,
(In $ million)	2011	2010
Current	1,214	842
Past due 0 to 30 days	81	91
Past due 31 days to 60 days	9	6
Past due 61 days to 90 days	5	2
More than 91 days	13	14
Balance at the end of the period	1,322	955

The individual operating divisions within the Group have reviewed their respective past due trade receivable balances on either an individual or collective basis in conjunction with their current level of credit insurance, where applicable. Based on past experience, the Group believes that no further allowance for doubtful debts other than that recognized is necessary.

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

17.     Assets and liabilities held for sale

	As of December 31,
(In $ million)	2,011	2,010
Assets
Trade receivables	10	—
Inventories	15	—
Property, plant and equipment	44	18
Pension asset	1	—
Total net assets held for sale	70	18
Liabilities
Trade and other payables	14	—
Other liabilities	6	—
Liabilities directly associated with assets held for sale	20	—
Net assets held for sale	50	18
During the period ended December 31, 2011, the Group decided to sell the Pactiv Foodservice laminating operations in Louisville, Kentucky and certain property, plant and equipment. The sale was completed on January 2012 (refer to note 37).
During the period ended December 31, 2010, the Group finalized the sale of the Downingtown facility and recorded an impairment charge of $7 million on the Richmond facility.
Efforts to dispose of the remaining net assets held for sale are currently progressing and are expected to be completed in the next twelve month period.

18.     Inventories

	As of December 31,
(In $ million)	2011	2010
Raw materials and consumables	556	379
Work in progress	227	167
Finished goods	898	646
Engineering and maintenance materials	152	146
Provision against inventory	(69)	(57)
Total inventory	1,764	1,281
During the period ended December 31, 2011, the raw materials elements of inventory recognized as a component of cost of sales totaled $5,750 million (2010: $3,053 million; 2009: $2,684 million). In addition, purchase price adjustments to inventory charged to cost of sales totaled $33 million for the period ended December 31, 2011 (2010: $64 million; 2009: none).

During the period ended December 31, 2011, there were no material write-downs of inventories to net realizable value (2010: $3 million; 2009: $10 million). There were no material reversals of write-downs during 2011 (2010: $2 million; 2009; none). The inventory write-downs and reversals are included in cost of sales.

The U.S. Internal Revenue Code provided a tax credit for companies that use alternative fuel mixtures to produce energy to operate their businesses. The credit, equal to $0.50 per gallon of alternative fuel contained in the mixture, was refundable to the taxpayer. During May 2009, the Group received notification that its application to be registered as an alternative fuel mixer at its Canton and Pine Bluff facilities (within the Evergreen segment) had been approved. For the year ended December 31, 2009, the Group filed claims for alternative fuel mixture credits covering eligible periods from January 2009 to December 2009, totaling approximately $235 million. As a result of these claims, the Group recognized during the period ended December 31, 2009 a reduction of $214 million in its cost of sales, being the claim value net of applicable expenses. In 2010, the Group filed for additional claims based on information released by the Internal Revenue Service in 2010 clarifying how the volume of alternative fuel mixture used in the production process that qualifies for the tax credit should be determined. As a result, the Group recognized during the period ended December 31, 2010 a reduction of $10 million in its cost of sales, being the claim value net of applicable expenses. The Group recognized no such credits in the period ended December 31, 2011.

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

19.     Property, plant and equipment

(In $ million)	Land	Buildings and improve-ments	Plant and equipment	Capital work in progress	Leased assets lessor	Financed leased assets	Total
As of December 31, 2011
Cost	239	1,019	4,041	341	334	28	6,002
Accumulated depreciation	—	(178)	(1,112)	—	(156)	(4)	(1,450)
Accumulated impairment losses	(2)	—	(4)	—	—	—	(6)
Carrying amount as of December 31, 2011	237	841	2,925	341	178	24	4,546
As of December 31, 2010
Cost	218	776	2,668	201	268	28	4,159
Accumulated depreciation	—	(83)	(686)	—	(114)	(2)	(885)
Accumulated impairment losses	—	(3)	(5)	—	—	—	(8)
Carrying amount as of December 31, 2010	218	690	1,977	201	154	26	3,266
Carrying amount as of January 1, 2011	218	690	1,977	201	154	26	3,266
Acquisitions through business combinations (refer to note 33)	44	232	1,164	86	—	—	1,526
Additions	—	6	38	416	51	—	511
Capitalization of borrowing costs	—	—	2	2	—	—	4
Disposals	(1)	(9)	(6)	—	(2)	—	(18)
Depreciation for the period	—	(94)	(501)	—	(54)	(1)	(650)
Impairment losses	(2)	(5)	(1)	—	—	—	(8)
Transfers to intangible assets	—	—	—	(2)	—	—	(2)
Transfers to assets held for sale	(10)	(8)	(3)	—	—	—	(21)
Other transfers	(10)	39	303	(369)	33	—	(4)
Effect of movements in exchange rates	(2)	(10)	(48)	7	(4)	(1)	(58)
Carrying amount as of December 31, 2011	237	841	2,925	341	178	24	4,546
Carrying amount as of January 1, 2010	124	399	1,109	80	110	3	1,825
Acquisitions through business combinations (refer to note 33)	83	328	944	64	—	24	1,443
Additions	10	1	47	223	71	—	352
Capitalization of borrowing costs	—	—	—	1	—	—	1
Disposals	(2)	(6)	(19)	—	(3)	—	(30)
Depreciation for the period	—	(30)	(240)	—	(46)	(1)	(317)
Impairment losses	—	(3)	(5)	—	—	—	(8)
Transfers to assets held for sale	—	12	(13)	—	—	—	(1)
Transfers to intangibles	—	—	(3)	—	—	—	(3)
Other transfers	—	(3)	154	(168)	17	—	—
Effect of movements in exchange rates	3	(8)	3	1	5	—	4
Carrying amount as of December 31, 2010	218	690	1,977	201	154	26	3,266

The depreciation charge of $650 million for the period ended December 31, 2011 (2010: $317 million; 2009: $331 million) is recognized in the statements of comprehensive income as a component of cost of sales (2011: $625 million; 2010: $302 million; 2009: $318 million), selling, marketing and distribution expenses (2011: $4 million; 2010: $3 million; 2009: $4 million) and general and administration expenses (2011: $21 million; 2010: $12 million; 2009: $9 million).

During the period ended December 31, 2011, the Group incurred an impairment loss of $9 million (2010: $8 million; 2009: $5 million) related to closures of certain facilities. There were no reversals of impairment charges during the period ended December 31, 2011 (2010: none; 2009: none). The recognition and reversal of impairment charges is included in other expenses in the profit or loss component of the statements of comprehensive income.

Refer to note 34 for details of the leased assets lessor category of property, plant and equipment. Refer to note 25 for details of security granted over property, plant and equipment and other assets.

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

20.     Investment properties

	As of December 31,
(In $ million)	2011	2010
Cost	44	81
Accumulated depreciation	(9)	(7)
Accumulated impairment losses	(6)	(6)
Balance at the end of the period	29	68
Balance at the beginning of the period	68	76
Additions	4	4
Disposals	(43)	(16)
Depreciation	(1)	(2)
Transfer from property, plant and equipment	4	—
Impairment (losses) reversals	(4)	1
Effect of movements in exchange rates	1	5
Balance at the end of the period	29	68
Fair value of investment properties	29	68

Investment properties (mainly industrial real estate), held by the Group's SIG and Closures segments, are leased to third parties. The method for determining the fair value of investment properties is described in note 5.3.
No contingent rents are charged.
The Group has no restrictions on the realizability of its investment property and no contractual obligations to either purchase, construct or develop investment property or for repairs, maintenance and enhancements.
Direct operating expenses (including repairs and maintenance) arising from investment properties that generated rental income during the period ended December 31, 2011 totaled $3 million (2010: $3 million; 2009: $3 million).
There were no direct operating expenses (including repairs and maintenance) arising from investment properties that did not generate rental income during the period ended December 31, 2011 (2010: none; 2009: none).

21.     Current and deferred tax assets and liabilities
The current tax asset of $39 million (2010: $109 million) represents the amount of income taxes recoverable in respect of current and prior periods and that arise from the payment of tax in excess of the amounts due to the relevant tax authorities. The current tax liability of $161 million (2010: $145 million) represents the amount of income taxes payable in respect of current and prior periods.

21.1    Unrecognized deferred tax assets

	As of December 31,
(In $ million)	2011	2010
Deductible/(taxable) temporary differences	17	20
Tax losses	276	284
Total unrecognized deferred tax assets	293	304

The tax losses of the Group expire over different time intervals depending on local jurisdiction requirements. Certain deductible temporary differences do not expire under current tax legislation in the jurisdiction where the differences arose. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Group can utilize the benefit.

21.2    Unrecognized deferred tax liabilities

To the extent that dividends are expected to be remitted from overseas subsidiaries, joint ventures and associates, and would result in additional income taxes payable, appropriate amounts have been provided for in the statements of financial position. No deferred tax liabilities have been provided for unremitted earnings of the Group's overseas companies when these amounts are considered permanently reinvested in the businesses of these companies. As of December 31, 2011, the unrecognized deferred tax liabilities associated with unremitted earnings totaled approximately $12 million.

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

21.3    Movement in recognized deferred tax assets and liabilities

(In $ million)	Derivatives	Inventories	Property, plant and equipment	Investment property	Intangible assets	Employee benefits	Provisions	Tax loss carry-forwards	Interest	Tax credits	Unrecognized temporary differences	Unrealized foreign currency exchange	Other items	Net deferred tax assets (liabilities)
Balance at the beginning of the period	2	(2)	(194)	(6)	(295)	51	27	104	—	—	(13)	7	6	(313)
Recognized in the profit or loss	(6)	27	(20)	6	56	7	(20)	(9)	9	16	(7)	(8)	(9)	42
Acquired in business combinations	(3)	(16)	(308)	—	(996)	311	27	42	—	18	—	—	86	(839)
Other (including foreign exchange and disposals)	1	—	2	—	—	—	—	—	—	—	—	—	—	3
Balance as of December 31, 2010	(6)	9	(520)	—	(1,235)	369	34	137	9	34	(20)	(1)	83	(1,107)
Recognized in the profit or loss	11	(5)	64	—	62	(10)	(11)	(71)	161	15	(3)	1	(6)	208
Acquired in business combinations	—	(2)	(164)	—	(905)	23	8	312	—	11	5	—	89	(623)
Other (including foreign exchange and disposals)	—	(1)	1	—	5	(9)	(1)	1	—	—	1	—	6	3
Balance as of December 31, 2011	5	1	(619)	—	(2,073)	373	30	379	170	60	(17)	—	172	(1,519)

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

	As of December 31,
(In $ million)	2011	2010
Included in the statement of financial position as:
Deferred tax assets - non-current	29	23
Deferred tax liabilities - non-current	(1,548)	(1,130)
Total recognized net deferred tax liabilities	(1,519)	(1,107)

21.4    Movement in unrecognized deferred taxes

(In $ million)	Tax losses	Taxable temporary differences	Deductible temporary differences	Total unrecognized deferred tax asset
Balance at the beginning of the period	230	1	13	244
Additions and reversals	56	(2)	7	61
Recognition	(6)	—	—	(6)
Acquired in business combinations	20	—	—	20
Other (including foreign exchange and disposals)	(16)	1	—	(15)
Balance as of December 31, 2010	284	—	20	304
Additions and reversals	44	—	4	48
Recognition	(17)	(1)	—	(18)
Acquired in business combinations	65	—	(5)	60
Other (including foreign exchange and disposals)	(100)	(5)	4	(101)
Balance as of December 31, 2011	276	(6)	23	293

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

22.     Intangible assets

(In $ million)	Goodwill	Trademarks	Customer relationships	Technology & software	Other	Total
As of December 31, 2011
Cost	6,297	2,058	3,768	1,082	241	13,446
Accumulated amortization	—	(24)	(447)	(321)	(109)	(901)
Carrying amount as of December 31, 2011	6,297	2,034	3,321	761	132	12,545
As of December 31, 2010
Cost	4,630	1,803	2,147	535	288	9,403
Accumulated amortization	—	(12)	(280)	(219)	(129)	(640)
Accumulated impairment losses	—	—	—	—	(15)	(15)
Carrying amount as of December 31, 2010	4,630	1,791	1,867	316	144	8,748
Carrying amount as of January 1, 2011	4,630	1,791	1,867	316	144	8,748
Acquisitions through business combinations (refer to note 33)	1,754	256	1,659	540	8	4,217
Additions	—	—	5	8	5	18
Amortization for the period	—	(6)	(153)	(106)	(56)	(321)
Transfers from property, plant and equipment	—	—	—	2	—	2
Other transfers	—	(6)	(24)	—	30	—
Other (refer to note 2.6)	(53)	—	—	—	—	(53)
Effect of movements in exchange rates	(34)	(1)	(33)	1	1	(66)
Carrying amount as of December 31, 2011	6,297	2,034	3,321	761	132	12,545
Carrying amount as of January 1, 2010	1,730	654	635	184	76	3,279
Acquisitions through business combinations (refer to note 33)	2,931	1,114	1,323	189	93	5,650
Other additions	—	—	3	9	7	19
Amortization for the period	—	(5)	(88)	(59)	(33)	(185)
Impairment losses	—	—	—	—	(15)	(15)
Disposals	—	—	—	(1)	—	(1)
Transfers from property, plant and equipment	—	—	—	3	—	3
Other transfers	—	—	—	(15)	15	—
Effect of movements in exchange rates	(31)	28	(6)	6	1	(2)
Carrying amount as of December 31, 2010	4,630	1,791	1,867	316	144	8,748

The amortization charge of $321 million for the period ended December 31, 2011 (2010: $185 million; 2009: $169 million) is recognized in the statements of comprehensive income as a component of cost of sales (2011: $97 million; 2010: $83 million; 2009: $84 million) and general and administration expenses (2011: $224 million; 2010: $102 million; 2009: $85 million).

Refer to note 25 for details of security granted over the Group's intangible assets.

22.1    Impairment testing for indefinite life intangible assets

Goodwill, certain trademarks and certain other identifiable intangible assets are the only intangibles with indefinite useful lives and therefore are not subject to amortization. Instead, they are tested for impairment at least annually as well as whenever there is an indication that they may be impaired.

For the purposes of goodwill impairment testing, goodwill is tested at the segment level, which is the lowest level within the Group at which goodwill is monitored for internal management purposes.

For the purposes of indefinite life intangible asset impairment testing, indefinite life intangible assets are tested at a group of CGUs that supports the indefinite life intangible assets.

The aggregate carrying amounts of goodwill and indefinite life intangible assets allocated to each segment for purposes of impairment testing are as follows and do not reflect the finalization of purchase accounting for the acquisition of Graham Packaging:

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

	As of December 31,
	2011			2010
(In $ million)	Goodwill	Trademarks	Other	Goodwill	Trademarks	Other
SIG Combibloc	807	297	—	881	298	—
Evergreen	41	34	—	41	34	—
Pactiv Foodservice	1,650	526	71	—	—	—
Reynolds Consumer Products	1,845	850	—	394	301	—
Closures	377	—	—	386	—	—
Graham Packaging	—	250	—	—	—	—
Unallocated	1,577	—	—	2,928	1,075	78
Total	6,297	1,957	71	4,630	1,708	78

The impairment testing for allocated goodwill and indefinite life identifiable intangible assets was performed by comparing the estimated fair value less cost to sell to the segment's or group of CGUs' carrying value of net assets, as applicable.

The estimated fair value has been determined using forecasted 2012 Adjusted EBITDA expected to be generated by the relevant segment or group of CGUs multiplied by an earnings capitalization rate (“earnings multiple”). The values assigned to key assumptions represent management's assessment of future trends in the segment's industry and are based on both external and internal sources. The forecasted 2012 Adjusted EBITDA has been prepared by segment management using certain key assumptions including selling prices, sales volumes and costs of raw materials. The Forecast 2012 Adjusted EBITDA is subject to review by the Group's CODM. Earnings multiples reflect recent sale and purchase transactions and comparable company EBITDA trading multiples in the same industry. The earnings multiples applied for December 31, 2011 ranged between 7.5x and 8.5x. Costs to sell were estimated to be 2% of the fair value of each segment or group of CGUs.

As of December 31, 2011, there was no impairment in respect of any allocated goodwill or indefinite life identifiable intangible assets (2010: none; 2009: none). If the forecasted 2012 Adjusted EBITDA or the earnings multiples used in calculating fair value less costs to sell had been 10% lower than those used as of December 31, 2011, no impairment would need to be recognized.

The Group did not perform a formal impairment test with respect to the indefinite life identifiable intangible assets and goodwill arising from the Graham Packaging Acquisition due to the proximity of the acquisition date to the statement of financial position date. However, the Group has performed procedures to determine whether there were triggering events that would indicate the goodwill and indefinite life identifiable intangible assets were impaired. In undertaking these procedures, the Group considered whether qualitative and quantitative factors indicated that an impairment triggering event had occurred. These factors included consideration of the forecasted 2012 Graham Packaging operation's EBITDA, expected future cost savings and general economic conditions compared to similar factors assessed as part of the Graham Packaging Acquisition. The assessments concluded that no impairment triggers existed and, as a result, no impairment existed with respect to the goodwill and indefinite life identifiable intangible assets as of December 31, 2011.

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

23.     Investments in associates and joint venture equity accounted

Summary of financial information not adjusted for the percentage ownership held by the Group for associates and joint venture (equity method):

(In $ million)	Country of incorporation	Interest held	Reporting date	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Revenue	Expenses	Profit after tax
2011
SIG Combibloc Obeikan Company Limited	Kingdom of Saudi Arabia	50.0%	December 31	69	32	101	(42)	(10)	(52)	114	(98)	16
SIG Combibloc Obeikan FZCO	United Arab Emirates	50.0%	December 31	82	27	109	(60)	(2)	(62)	176	(161)	15
Ducart Evergreen Packaging Ltd ("Ducart")	Israel	50.0%	December 31	12	2	14	(5)	(1)	(6)	21	(19)	2
Banawi Evergreen Packaging Company Limited ("Banawi")	Kingdom of Saudi Arabia	50.0%	December 31	5	7	12	(3)	—	(3)	12	(10)	2
Eclipse Closures, LLC	USA	49.0%	December 31	—	—	—	(1)	—	(1)	—	(1)	(1)
Graham Blow Pack Private Limited ("GBPPL")	India	22.0%	September 30	3	5	8	(2)	(3)	(5)	—	—	—
				171	73	244	(113)	(16)	(129)	323	(289)	34
2010
SIG Combibloc Obeikan Company Limited	Kingdom of Saudi Arabia	50.0%	December 31	65	30	95	(51)	(10)	(61)	90	(74)	16
SIG Combibloc Obeikan FZCO	United Arab Emirates	50.0%	December 31	76	38	114	(64)	(4)	(68)	161	(145)	16
Ducart Evergreen Packaging Ltd ("Ducart")	Israel	50.0%	December 31	13	2	15	(5)	(1)	(6)	19	(17)	2
Banawi Evergreen Packaging Company Limited ("Banawi")	Kingdom of Saudi Arabia	50.0%	December 31	6	6	12	(3)	—	(3)	13	(11)	2
				160	76	236	(123)	(15)	(138)	283	(247)	36

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

For the purpose of applying the equity method of accounting, the financial statements of the Ducart and Banawi operations for the periods ended November 30, 2011 and 2010 have been used with appropriate adjustments being made for the effects of significant transactions and the Group's share of results between these dates and December 31, 2011 and 2010, respectively. No adjustment was made with respect to PPPL for purposes of applying the equity method of accounting as there were no significant events or transactions that occurred between September 30, 2011 and December 31, 2011.

There are currently no restrictions in respect of the transfer of funds to the Group in the form of cash dividends or the repayment of loans associated with its investments in SIG Combibloc Obeikan FZCO and GBPPL.

The Ducart and Banawi associates have limitations to the amount of dividends that the associates may declare. Dividends are limited to the associates' accumulated profits after certain local reserve levels have been attained.

Under the restrictions imposed through the Saudi Industrial Development Fund (“SIDF”) resulting from the Group's concessional funding loan to SIG Combibloc Obeikan Co. Limited, the maximum dividend or cash distribution able to be paid to the Group from this venture in any fiscal year cannot exceed 25% of the paid-up-capital or SIDF loan value.

The Eclipse Closures, LLC joint venture has an annual mandatory tax distribution on or before March 31 of each year to distribute cash to members according to their respective percentage of shares. The distribution is equal to the prior year's profit and highest combined federal and state income taxes at rates payable by any member. However, due to losses incurred, no mandatory tax distribution is due on March 31, 2012.

Movements in carrying values of investments in associates and joint ventures (equity method)

	As of December 31,
(In $ million)	2011	2010
Balance at the beginning of the period	110	104
Share of profit, net of income tax	17	18
Acquisition through business combination	2	—
Disposal, decrease or dilution in investment in associates	—	(3)
Dividends received	(8)	(4)
Effect of movement in exchange rates	(2)	(5)
Balance at the end of the period	119	110
Amount of goodwill in carrying value of associates and joint ventures (equity method)	52	56

24.     Trade and other payables

	As of December 31,
(In $ million)	2011	2010
Trade payables	847	712
Related party payables (refer to note 30)	47	14
Other payables and accrued expenses	893	519
Total trade and other payables	1,787	1,245
Current	1,749	1,236
Non-current	38	9
Total trade and other payables	1,787	1,245

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

25.     Borrowings

		As of December 31,
(In $ million)	Note	2011	2010
August 2011 Credit Agreement (a)(u)		247	—
2009 Credit Agreement (b)(v)		—	136
Pactiv 2012 Notes(m)(ac)		253	—
Other borrowings (ae)		20	4
Current borrowings		520	140
August 2011 Credit Agreement (a)(u)		4,243	—
2009 Credit Agreement (b)(v)		—	3,890
August 2011 Senior Secured Notes (c)(w)		1,468	—
August 2011 Senior Notes(d)(w)		972	—
February 2011 Senior Secured Notes (e)(x)		999	—
February 2011 Senior Notes (f)(x)		993	—
October 2010 Senior Secured Notes (g)(y)		1,473	1,470
October 2010 Senior Notes (h)(y)		1,466	1,464
May 2010 Notes (i)(z)		980	978
2009 Notes (j)(aa)		1,642	1,648
2007 Senior Notes (k)(ab)		606	621
2007 Senior Subordinated Notes (l)(ab)		530	542
Pactiv 2012 Notes (m)(ac)		—	261
Pactiv 2017 Notes (n)(ac)		314	316
Pactiv 2018 Notes (o)(ac)		17	17
Pactiv 2025 Notes (p)(ac)		269	269
Pactiv 2027 Notes (q)(ac)		197	197
Graham Packaging 2014 Notes (r)(ad)		367	—
Graham Packaging 2017 Notes(s)(ad)		14	—
Graham Packaging 2018 Notes(t)(ad)		19	—
Related party borrowings	30	39	16
Other borrowings (ae)		33	28
Non-current borrowings		16,641	11,717
Total borrowings		17,161	11,857

Refer to note 37 for subsequent events related to the Group's borrowings and U.S. Securities and Exchange Commission registration.

	As of December 31,
(In $ million)	2011	2010
(a) August 2011 Credit Agreement (current and non-current)	4,574	—
Transaction costs	(65)	—
Original issue discount	(19)	—
Carrying amount	4,490	—
(b) 2009 Credit Agreement (current and non-current)	—	4,150
Transaction costs	—	(86)
Original issue discount	—	(38)
Carrying amount	—	4,026
(c) August 2011 Senior Secured Notes	1,500	—
Transaction costs	(33)	—

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

	As of December 31,
(In $ million)	2011	2010
Original issue discount	(11)	—
Embedded derivative	12	—
Carrying amount	1,468	—
(d) August 2011 Senior Notes	1,000	—
Transaction costs	(27)	—
Original issue discount	(7)	—
Embedded derivative	6	—
Carrying amount	972	—
(e) February 2011 Senior Secured Notes	1,000	—
Transaction costs	(15)	—
Embedded derivative	14	—
Carrying amount	999	—
(f) February 2011 Senior Notes	1,000	—
Transaction costs	(17)	—
Embedded derivative	10	—
Carrying amount	993	—
(g) October 2010 Senior Secured Notes	1,500	1,500
Transaction costs	(35)	(39)
Embedded derivative	8	9
Carrying amount	1,473	1,470
(h) October 2010 Senior Notes	1,500	1,500
Transaction costs	(43)	(46)
Embedded derivative	9	10
Carrying amount	1,466	1,464
(i) May 2010 Notes	1,000	1,000
Transaction costs	(28)	(31)
Embedded derivative	8	9
Carrying amount	980	978
(j) 2009 Notes	1,707	1,723
Transaction costs	(59)	(69)
Original issue discount	(17)	(19)
Embedded derivative	11	13
Carrying amount	1,642	1,648
(k) 2007 Senior Notes	621	638
Transaction costs	(15)	(17)
Carrying amount	606	621
(l) 2007 Senior Subordinated Notes	544	558
Transaction costs	(14)	(16)
Carrying amount	530	542
(m) Pactiv 2012 Notes	249	249
Fair value adjustment at acquisition	4	12
Carrying amount	253	261
(n) Pactiv 2017 Notes	300	300
Fair value adjustment at acquisition	14	16
Carrying amount	314	316
(o) Pactiv 2018 Notes	16	16
Fair value adjustment at acquisition	1	1
Carrying amount	17	17
(p) Pactiv 2025 Notes	276	276
Fair value adjustment at acquisition	(7)	(7)

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

	As of December 31,
(In $ million)	2011	2010
Carrying amount	269	269
(q) Pactiv 2027 Notes	200	200
Fair value adjustment at acquisition	(3)	(3)
Carrying amount	197	197
(r) Graham Packaging 2014 Notes	355	—
Fair value adjustment at acquisition	5	—
Embedded derivative	7	—
Carrying amount	367	—
(s) Graham Packaging 2017 Notes	14	—
Carrying amount	14	—
(t) Graham Packaging 2018 Notes	19	—
Carrying amount	19	—

(u)         August 2011 Credit Agreement

Reynolds Group Holdings Limited ("RGHL"), the immediate parent of the Group, and certain members of the Group are parties to an amended and restated senior secured credit agreement dated August 9, 2011 (the “August 2011 Credit Agreement”), which amended and restated the terms of the February 2011 Credit Agreement (as defined below). The August 2011 Credit Agreement comprises the following term and revolving tranches:

		Original Facility Value	Value Drawn or Utilized at	Applicable interest rate for the period ended
(In million)	Maturity Date		December 31, 2011	December 31, 2011
Term Tranches
Tranche B Term Loan ($)(1)	February 9, 2018	2,325	2,283	4.250% - 6.500%
Tranche C Term Loan ($)	August 9, 2018	2,000	1,974	6.500%
European Term Loan (€)	February 9, 2018	250	246	5.000% - 6.750%
Revolving Tranches (2)
Revolving Tranche ($)	November 5, 2014	120	85	—
Revolving Tranche (€)	November 5, 2014	80	17	—

(1)     In connection with the August 2011 Credit Agreement, the U.S. Term Loans under the February 2011 Credit Agreement were redesignated as "Tranche B Term Loans."

(2)     The Revolving Tranches were utilized in the form of bank guarantees and letters of credit.

On September 8, 2011, $2,000 million of incremental term loans were drawn under the August 2011 Credit Agreement. These proceeds, together with the proceeds of the August 2011 Notes (as defined below) and available cash of the Group, were used to finance the Graham Packaging Acquisition (refer to note 33) and to pay related fees and expenses.

RGHL and certain members of the Group have guaranteed on a senior basis the obligations under the August 2011 Credit Agreement and related documents to the extent permitted by law. Certain guarantors have granted security over certain of their assets to support the obligations under the August 2011 Credit Agreement. This security is expected to be shared on a first priority basis with the note holders under the 2009 Notes, the October 2010 Senior Secured Notes, the February 2011 Senior Secured Notes and the August 2011 Senior Secured Notes (each as defined below and together the “Secured Notes”). Graham Packaging Holdings Company and its subsidiaries (the “Graham Group”) have not guaranteed the August 2011 Credit Agreement or granted security to support the obligations under the August 2011 Credit Agreement.

Indebtedness under the August 2011 Credit Agreement may be voluntarily repaid in whole or in part, subject to a 1% prepayment premium in the case of refinancing and certain pricing amendments within specified timeframes, and must be mandatorily repaid in certain circumstances. The borrowers also make quarterly amortization payments of 0.25% of the original outstanding principal in respect of the term loans. Additional principal amortization payments of $50 million per quarter will be payable for so long as certain members of the Graham Group do not guarantee the August 2011 Credit Agreement. The borrowers are also required to make annual prepayments of term loans with up to 50% of excess cash flow (which will be reduced to 25% if a specified senior secured leverage ratio is met) as determined in accordance with the August 2011 Credit Agreement.

The August 2011 Credit Agreement contains customary covenants which restrict RGHL and the Group from certain activities including, among other things, incurring debt, creating liens over assets, selling or acquiring assets and making restricted payments, in each case except as permitted under the August 2011 Credit Agreement. RGHL and the Group also have a minimum interest coverage ratio covenant, a maximum senior secured leverage ratio covenant, as well as limitations on capital expenditures. In addition, total assets of the non-guarantor companies (excluding intra-group items but including investments in subsidiaries) are required to be 20% or less of the adjusted consolidated total assets of RGHL and

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

its subsidiaries and the aggregate of the EBITDA of the non-guarantor companies is required to be 20% or less of the consolidated EBITDA of RGHL and its subsidiaries, in each case calculated in accordance with the August 2011 Credit Agreement (which excludes the assets and EBITDA of the Graham Group) and may differ from the measure of Adjusted EBITDA as disclosed in note 6.
As of December 31, 2011, RGHL and the Group were in compliance with all of the covenants.
(v)         February 2011 Credit Agreement and 2009 Credit Agreement

RGHL and certain members of the Group were parties to a senior secured credit agreement dated February 9, 2011 (the “February 2011 Credit Agreement”). The February 2011 Credit Agreement amended and restated a senior secured credit agreement dated November 5, 2009 (the “2009 Credit Agreement”). On February 1, 2011, the Tranche D Term Loan under the 2009 Credit Agreement was repaid with the proceeds of the February 2011 Notes and on February 9, 2011 the Tranche A Term Loan, the Tranche B Term Loan, the Tranche C Term Loan and the European Term Loan under the 2009 Credit Agreement were repaid with the proceeds of the U.S. Term Loan and European Term Loan under the February 2011 Credit Agreement.

(w)         August 2011 Notes

On August 9, 2011, Reynolds Group Issuer LLC, Reynolds Group Issuer Inc. and Reynolds Group Issuer (Luxembourg) S.A. (together the "Reynolds Issuers") issued $1,500 million principal amount of 7.875% senior secured notes due 2019 (the "August 2011 Senior Secured Notes") and $1,000 million principal amount of 9.875% senior notes due 2019 (the "August 2011 Senior Notes" and, together with the August 2011 Senior Secured Notes, the "August 2011 Notes"). Interest on the August 2011 Notes is paid semi-annually on February 15 and August 15.

(x)        February 2011 Notes
On February 1, 2011, the Reynolds Issuers issued $1,000 million principal amount of 6.875% senior secured notes due 2021 (the “February 2011 Senior Secured Notes”) and $1,000 million principal amount of 8.250% senior notes due 2021 (the “February 2011 Senior Notes” and, together with the February 2011 Senior Secured Notes, the “February 2011 Notes”). Interest on the February 2011 Notes is paid semi-annually on February 15 and August 15.
(y)         October 2010 Notes
On October 15, 2010, the Reynolds Issuers issued $1,500 million principal amount of 7.125% senior secured notes due 2019 (the “October 2010 Senior Secured Notes”) and $1,500 million principal amount of 9.000% senior notes due 2019 (the “October 2010 Senior Notes” and, together with the October 2010 Senior Secured Notes, the “October 2010 Notes”). Interest on the October 2010 Notes is paid semi-annually on April 15 and October 15.
(z)     May 2010 Notes

On May 4, 2010, the Reynolds Issuers issued $1,000 million principal amount of 8.500% senior notes due 2018 (the “May 2010 Notes”). Interest on the May 2010 Notes is paid semi-annually on May 15 and November 15.

(aa)         2009 Notes
On November 5, 2009, the Reynolds Issuers issued $1,125 million principal amount of 7.750% senior secured notes due 2016 and €450 million principal amount of 7.750% senior secured notes due 2016 (collectively, the “2009 Notes”). Interest on the 2009 Notes is paid semi-annually on April 15 and October 15.
Assets Pledged as Security for Loans and Borrowings

The shares in BP I have been pledged as collateral to support the obligations under the August 2011 Credit Agreement and the Secured Notes. In addition, BP I and certain subsidiaries of BP I have pledged certain of their assets (including shares and equity interests) as collateral to support the obligations under the August 2011 Credit Agreement and the Secured Notes.

Terms Governing the Notes

As used herein “Notes” refers to the August 2011 Notes, the February 2011 Notes, the October 2010 Notes, the May 2010 Notes and the 2009 Notes.

Certain Guarantee and Security Arrangements
All of the guarantors of the August 2011 Credit Agreement have guaranteed the obligations under the Notes to the extent permitted by law.

Certain guarantors have granted security over certain of their assets to support the obligations under the Secured Notes. This security is expected to be shared on a first priority basis with the creditors under the August 2011 Credit Agreement.

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

Notes Indentures Restrictions

The respective indentures governing the Notes all contain customary covenants which restrict the Group from certain activities including, among other things, incurring debt, creating liens over assets, selling assets and making restricted payments, in each case except as permitted under the respective indentures governing the Notes.

Early Redemption Option and Change in Control Provisions

Under the respective indentures governing the Notes, the Reynolds Issuers, at their option, can elect to redeem the Notes under terms and conditions specified in the respective indentures. The terms of the early redemption constitute an embedded derivative. In accordance with the Group's accounting policy for embedded derivatives, the Group has recognized embedded derivatives in relation to the redemption provisions of the indentures governing the respective Notes.
Under the respective indentures governing the Notes, in certain circumstances which would constitute a change in control, the holders of the Notes have the right to require the Reynolds Issuers to repurchase the Notes at a premium.
U.S. Securities and Exchange Commission Registration Rights

Pursuant to separate registration rights agreements entered into with the initial purchasers of the Notes, the Reynolds Issuers have agreed (i) to file with the U.S. Securities and Exchange Commission (“SEC”) an exchange offer registration statement pursuant to which the Reynolds Issuers will separately exchange the Notes for a like aggregate principal amount of new registered notes that are identical in all material respects to the respective Notes, except for certain provisions, among others, relating to additional interest and transfer restrictions; or (ii) under certain circumstances, to file a shelf registration statement with the SEC.

The respective registration rights agreements for the Notes require the relevant filing to be effective within 12 months from the issuance of the Notes. If this does not occur, the Reynolds Issuers are required to pay additional interest of up to a maximum of 1.00% per annum. Additional interest on the 2009 Notes commenced on November 5, 2010 and ended on November 5, 2011. Additional interest on the May 2010 Notes commenced on May 4, 2011 and ends on May 4, 2012. Additional interest on the October 2010 Notes commenced on October 15, 2011 and ends on October 15, 2012. Additional interest on the February 2011 Notes commenced on February 1, 2012 and ends on February 1, 2013. For the period ended December 31, 2011, the Group expensed additional interest of $10 million, $3 million, and $2 million related to the 2009 Notes, May 2010 Notes and October 2010 Notes, respectively. As of December 31, 2011, the accrued additional interest related to these series of notes was $3 million.

(ab)         2007 Notes
On June 29, 2007, BP II issued €480 million principal amount of 8.000% senior notes due 2016 (the “2007 Senior Notes”) and €420 million principal amount of 9.500% senior subordinated notes due 2017 (the “2007 Senior Subordinated Notes” and, together with the 2007 Senior Notes, the “2007 Notes”). Interest on the 2007 Notes is paid semi-annually on June 15 and December 15.
The 2007 Senior Notes are secured on a second-priority basis and the 2007 Senior Subordinated Notes are secured on a third-priority basis, by all of the equity interests of BP I held by RGHL and the receivables under a loan of the proceeds of the 2007 Notes made by BP II to BP I. All of the guarantors of the August 2011 Credit Agreement have guaranteed the obligations under the 2007 Notes to the extent permitted by law.
The indentures governing the 2007 Notes contain customary covenants which restrict the Group from certain activities including, among other things, incurring debt, creating liens over assets, selling assets and making restricted payments, in each case except as permitted under the indentures governing the 2007 Notes.
In certain circumstances which would constitute a change in control, the holders of the 2007 Notes have the right to require BP II to repurchase the 2007 Notes at a premium.
(ac)     Pactiv Notes

As of December 31, 2011 and December 31, 2010, the Group had outstanding:

•	$249 million in principal amount of 5.875% Notes due 2012 which were issued by Pactiv (as defined in note 33) (the “Pactiv 2012 Notes”);

•	$300 million in principal amount of 8.125% Debentures due 2017 which were issued by Pactiv (the “Pactiv 2017 Notes”);

•	$16 million in principal amount of 6.400% Notes due 2018 which were issued by Pactiv (the “Pactiv 2018 Notes”);

•	$276 million in principal amount of 7.950% Debentures due 2025 which were issued by Pactiv (the “Pactiv 2025 Notes”); and

•	$200 million in principal amount of 8.375% Debentures due 2027 which were issued by Pactiv (the “Pactiv 2027 Notes”),

(together, the “Pactiv Notes”).

For each of the Pactiv Notes, interest is paid semi-annually:

•	on the Pactiv 2012 Notes and the Pactiv 2018 Notes, January 15 and July 15;

•	on the Pactiv 2017 Notes and the Pactiv 2025 Notes, June 15 and December 15; and

•	on the Pactiv 2027 Notes, April 15 and October 15.
The Pactiv Notes are not guaranteed by any member of the Group and are unsecured.

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

The indentures governing the Pactiv Notes contain a negative pledge clause limiting the ability of certain entities within the Group, subject to certain exceptions, to (i) incur or guarantee debt that is secured by liens on “principal manufacturing properties” (as such term is defined in the indentures governing the Pactiv Notes) or on the capital stock or debt of certain subsidiaries that own or lease any such principal manufacturing property and (ii) sell and then take an immediate lease back of such principal manufacturing property.

The Pactiv 2012 Notes, the Pactiv 2017 Notes, the Pactiv 2018 Notes and the Pactiv 2027 Notes may be redeemed at any time at the Group's option, in whole or in part at a redemption price equal to 100% of the principal amount thereof plus any accrued and unpaid interest to the date of the redemption.

Refer to note 37 for further information regarding the repayment of the Pactiv 2012 Notes subsequent to December 31, 2011.

(ad)     Graham Packaging Notes
As of December 31, 2011, the Group had outstanding:

•
$355 million in principal amount of 9.875% senior subordinated notes due 2014, which were issued by Graham Packaging Company L.P. and GPC Capital Corp. I (the "Graham Issuers") (the "Graham Packaging 2014 Notes");

•	$14 million in principal amount of 8.250% senior notes due 2017, which were issued by the Graham Issuers (the "Graham Packaging 2017 Notes); and

•	$19 million in principal amount of 8.250% senior notes due 2018, which were issued by the Graham Issuers (the "Graham Packaging 2018 Notes),
(together, the "Graham Packaging Notes").
For each of the Graham Packaging Notes, interest is paid semi-annually:

•	on the Graham Packaging 2014 Notes, April 15 and October 15;

•	on the Graham Packaging 2017 Notes, January 1 and July 1; and

•	on the Graham Packaging 2018 Notes, April 1 and October 1.
The Graham Packaging Notes are guaranteed by certain members of the Graham Group and are unsecured.
The respective indentures governing the Graham Packaging Notes all contain customary covenants which restrict the Graham Group from certain activities including, among other things, incurring debt, creating liens over assets, selling assets, making restricted payments and entering into certain transactions with affiliates (which would include transactions with members of the Group that are not members of the Graham Group), in each case except as permitted under the respective indentures governing the Graham Packaging Notes.
The Graham Packaging 2017 Notes and the Graham Packaging 2018 Notes may be redeemed at any time at the Graham Group's option, in whole or in part at a redemption price equal to 100% of the principal amount thereof plus any accrued and unpaid interest to the date of the redemption plus a premium. The Graham Packaging 2014 Notes may be redeemed at any time at the Graham Group's option, in whole or in part at a redemption price equal to (i) from October 15, 2011 through October 14, 2012, 101.646% of the outstanding principal of amount thereof; and (ii) thereafter, 100% of the outstanding principal amount thereof; plus, in each case, any accrued and unpaid interest to the date of redemption.
On the date of the Graham Packaging Acquisition, the Group acquired principal amounts of $253 million and $250 million of the Graham Packaging 2017 Notes and the Graham Packaging 2018 Notes, respectively. Following the closing of the Graham Packaging Acquisition, the Graham Issuers launched a change of control offer on September 16, 2011 (the “Change of Control Offer”) to re-purchase for cash any or all of the Graham Packaging 2017 Notes and the Graham Packaging 2018 Notes pursuant to the respective indentures governing such notes. On October 20, 2011 principal amounts of $239 million of the Graham Packaging 2017 Notes and $231 million of the Graham Packaging 2018 Notes were re-purchased pursuant to the Change of Control Offer. The Group paid a total of $482 million for the payment of principal, accrued interest and the change of control premium for the above notes tendered in the Change of Control Offer.
Refer to note 37 for further information regarding the repayment of the Graham Packaging Notes subsequent to December 31, 2011.

(ae)     Other borrowings
As of December 31, 2011, in addition to the August 2011 Credit Agreement, the Notes, the 2007 Notes, the Pactiv Notes, and the Graham Packaging Notes, the Group had a number of unsecured working capital facilities extended to certain operating companies of the Group. These facilities bear interest at floating or fixed rates.
As of December 31, 2011, the Group had local working capital facilities in a number of jurisdictions which are secured by the collateral under the August 2011 Credit Agreement, the Secured Notes and certain other assets. The local working capital facilities which are secured by the collateral under the August 2011 Credit Agreement and the Secured Notes rank pari passu with the obligations under the August 2011 Credit Agreement and the Secured Notes. As of December 31, 2011, the secured facilities were utilized in the amount of $25 million (2010: $4 million) in the form of letters of credit and bank guarantees.
Other borrowings as of December 31, 2011, also included finance lease obligations of $28 million (2010: $28 million).

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

Term and debt repayment schedule

		As of December 31,
(In $ million)	Currency	2011 Nominal interest rate	2010 interest rate	Year of maturity	2011 Face value	2011 Carrying amount	2010 Face value	2010 Carrying amount
August 2011 Credit Agreement:
Tranche B Term Loan	$	LIBOR with a floor of 1.250% + 5.250%	—	2018	2,283	2,268	—	—
Tranche C Term Loan	$	LIBOR with a floor of 1.250% + 5.250%	—	2018	1,974	1,906	—	—
European Term Loan	€	EURIBOR with a floor of 1.500% + 5.250%	—	2018	317	316	—	—
2009 Credit Agreement:
Tranche A	$	LIBOR with a floor of 1.750% + 4.500%	6.250%	Repaid	—	—	500	485
Tranche B	$	LIBOR with a floor of 2.000% + 4.750%	6.750%	Repaid	—	—	1,016	980
Tranche C	$	LIBOR with a floor of 1.500% + 4.750%	6.250%	Repaid	—	—	790	767
Tranche D	$	LIBOR with a floor of 1.750% + 4.750%	6.500%	Repaid	—	—	1,520	1,474
European Term Loan	€	EURIBOR with a floor of 2.000% + 4.750%	6.750%	Repaid	—	—	324	320
August 2011 Senior Secured Notes		$7.875%	—	2019	1,500	1,468	—	—
August 2011 Senior Notes		$9.875%	—	2019	1,000	972	—	—
February 2011 Senior Secured Notes		$6.875%	—	2021	1,000	999	—	—
February 2011 Senior Notes		$8.250%	—	2021	1,000	993	—	—
October 2010 Senior Secured Notes		$7.125%	7.125%	2019	1,500	1,473	1,500	1,470
October 2010 Senior Notes		$9.000%	9.000%	2019	1,500	1,466	1,500	1,464
May 2010 Notes		$8.500%	8.500%	2018	1,000	980	1,000	978
2009 Notes		€7.750%	7.750%	2016	582	571	598	585
2009 Notes		$7.750%	7.750%	2016	1,125	1,071	1,125	1,063
2007 Senior Notes		€8.000%	8.000%	2016	621	606	638	621
2007 Senior Subordinated Notes		€9.500%	9.500%	2017	544	530	558	542
Pactiv 2012 Notes		$5.875%	5.875%	2012	249	253	249	261
Pactiv 2017 Notes		$8.125%	8.125%	2017	300	314	300	316
Pactiv 2018 Notes		$6.400%	6.400%	2018	16	17	16	17
Pactiv 2025 Notes		$7.950%	7.950%	2025	276	269	276	269
Pactiv 2027 Notes		$8.375%	8.375%	2027	200	197	200	197
Graham Packaging 2014 Notes		$9.875%	—	2014	355	367	—	—
Graham Packaging 2017 Notes		$8.250%	—	2017	14	14	—	—
Graham Packaging 2018 Notes		$8.250%	—	2018	19	19	—	—
Related party borrowings	€	EURIBOR + 2.38	3.01% - 3.32%	n/a	16	16	16	16
Related party borrowings	€	EURIBOR with a floor of 2.000% + 4.875%	—	n/a	23	23	—	—
Finance lease liabilities	Various	Various	Various	Various	28	28	28	28
Other borrowings	Various	Various	Various	Various	25	25	4	4
					17,467	17,161	12,158	11,857

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

Finance lease liabilities

Finance lease liabilities are payable as follows:

	As of December 31,
	2011			2010
(In $ million)	Minimum lease payments	Interest	Principal	Minimum lease payments	Interest	Principal
Less than one year	3	1	2	5	2	3
Between one and five years	11	6	5	13	6	7
More than five years	27	6	21	26	8	18
Total finance lease liabilities	41	13	28	44	16	28

26.     Employee Benefits

	As of December 31,
(In $ million)	2011	2010
Salary and wages accrued	129	134
Provision for annual leave	64	32
Provision for employee benefits	8	5
Provision for long service leave	15	5
Provision for sick leave	6	5
Defined contribution obligations	36	31
Defined benefit obligations:
Pension benefits	766	785
Post-employment medical benefits	140	169
Total employee benefits	1,164	1,166
Current	228	195
Non-current	936	971
Total employee benefits	1,164	1,166

26.1    Pension benefits

The Group makes contributions to defined benefit pension plans which define the level of pension benefit an employee will receive on retirement. The Group operates defined benefit pension plans in Austria, Canada, Germany, Japan, Switzerland, Taiwan, United Kingdom, Mexico and the United States. The Group's most significant plan as of December 31, 2011 is the Pactiv Retirement Plan, which comprises 80% (2010: 85%), of the Group's present value of obligations. The plan was assumed as part of the Pactiv Acquisition.

	As of December 31,
(In $ million)	2011	2010
Present value of unfunded obligations	157	228
Present value of funded obligations	5,276	4,708
Unrecognized actuarial gains (losses)	(484)	129
Total present value of obligations	4,949	5,065
Fair value of plan assets	(4,261)	(4,433)
Asset capping according to IAS 19, paragraph 58	—	135
Total pension benefits	688	767
Included in the statement of financial position as:
Employee benefits liabilities	766	785
Assets held for sale	(1)	—
Other non-current assets and non-current receivables	(77)	(18)
Total pension benefits	688	767

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

Movement in the defined benefit obligation

	As of December 31,
(In $ million)	2011	2010
Liability for defined benefit obligations at the beginning of the period	4,936	718
Defined benefit obligations assumed in business combinations	241	4,267
Current service cost	29	14
Past service cost	—	11
Interest cost	245	55
Contributions by plan participants	2	2
Benefits paid by the plan	(341)	(92)
Curtailments(a)	3	—
Settlements(b)	—	(39)
Actuarial (gains) losses on plan liabilities	349	(40)
Changes in actuarial assumptions	—	1
Reclassifications from employee benefits	—	(2)
Defined benefit obligations related to disposals of businesses (a)	(18)	—
Effect of movements in exchange rates	(13)	41
Liability for defined benefit obligations at the end of the period	5,433	4,936

(a)
During 2011, certain personnel participating under the SIG pension and welfare fund of SIG Schweizerische Industrie Gesellschaft AG were terminated without further plan benefits through a management buy-out which resulted in a curtailment loss of $3 million.

On September 1, 2011, the Group announced to participants in the Pactiv Retirement Plan that the plan was being frozen and that no future benefits would be earned effective January 1, 2012. There was no curtailment impact on comprehensive income as a result of freezing the plan and no effect on the plan's defined benefit obligation.

(b) Plan settlements were triggered from the change in control payments made as a result of the Pactiv Acquisition in November 2010 (refer to note 33). Certain settlements made in the period ended December 31, 2010, were not funded by plan assets.

Of the above liability for the defined benefit obligation, the liability related to the Pactiv Retirement Plan was $4,254 million as of December 31, 2011 (2010: $4,086 million).

Expense recognized in the statements of comprehensive income

	For the period ended December 31,
(In $ million)	2011	2010	2009
Current service cost	29	14	14
Past service cost	—	11	10
Interest cost	245	55	29
Expected return on plan assets	(312)	(67)	(29)
Curtailments	3	—	(3)
Asset capping according to IAS 19, paragraph 58	—	(37)	49
Changes in actuarial assumptions	—	—	1
Actuarial (gains) losses	10	34	(45)
Total plan net (income) expense	(25)	10	26

The expense is recognized in the following line items in the statements of comprehensive income:

	For the period ended December 31,
(In $ million)	2011	2010	2009
Cost of sales	22	13	18
General and administration expenses	(47)	(3)	8
Total plan (income) expense	(25)	10	26

During the period ended December 31, 2011, the net plan income of the Pactiv Retirement Plan was $49 million (2010: $5 million net plan expense for the period November 16, 2010 to December 31, 2010).

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

Movement in plan assets

	As of December 31,
(In $ million)	2011	2010
Fair value of the plan assets at the beginning of the period	4,433	736
Plan assets assumed in business combinations	123	3,546
Contributions by the Group	27	67
Contributions by plan participants	2	2
Benefits paid by the plans	(341)	(92)
Expected return on plan assets	312	67
Actuarial gains (losses) on plan assets	(277)	81
Settlements	—	(39)
Plan assets related to disposals of businesses	(18)	—
Effects of movements in exchange rates	—	63
Transfer of assets to the plan	—	2
Fair value of plan assets at the end of the period	4,261	4,433

The above plan assets as of December 31, 2011 and 2010 include the Pactiv Retirement Plan assets of $3,362 million and $3,622 million, respectively. In addition to the above plan assets, the Group is required to hold assets as collateral against certain unfunded defined benefit obligations assumed as part of the Pactiv Acquisition. As of December 31, 2011 and 2010, $27 million and $28 million in cash, respectively, included in other non-current assets in the statements of financial position, was held as collateral against these obligations.

Plan assets consist of the following:

	As of December 31,
(In $ million)	2011	2010
Equity instruments	2,620	2,858
Debt instruments	1,270	1,304
Property	214	207
Other	157	64
Total plan assets	4,261	4,433
Actual return on plan assets	35	148

The actual return on plan assets includes the actual return on plan assets of the Pactiv Retirement Plan of $21 million for the period ended December 31, 2011 and $125 million for the period from November 16, 2010 to December 31, 2010.

The Group expects to contribute $36 million to the pension plans during the annual period beginning after the reporting date.

Actuarial assumptions — all plans

For the period ended December 31,
	2011	2010	2009
Discount rates at December 31	1.8% - 8.25%	1.8% - 6.0%	2.0% - 6.1%
Expected returns on plan assets at January 1	2.0% - 9.0%	1.5% - 8.0%	0.0% - 8.0%
Future salary increases	0.0% - 5.0%	0.0% - 4.0%	1.8% - 4.0%
Future pension increases	0.0% - 4.0%	0.0% - 2.0%	0.0% - 2.0%

The expected long-term rate of return for each plan is based on the portfolio as a whole and not on the sum of the returns on the individual asset categories. The return is based exclusively on historical returns, without adjustments.

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

The actuarial assumptions on the Group's most significant defined benefit pension plan for the period ended December 31, 2011 and 2010, being the Pactiv Retirement Plan, are as follows:

	For the period ended December 31,
	2011	2010
Discount rates at December 31	4.8%	5.2%
Expected returns on plan assets at January 1	7.8%	7.8%
Future salary increases	—%	4.0%
Future pension increases	—%	2.7%

The actuarial assumptions on the Group's most significant defined benefit pension plan prior to the Pactiv Acquisition in November 2010, being the SIG Combibloc Group AG plan, are as follows:

	For the period ended December 31,
	2010	2009
Discount rates at December 31	3.3%	3.5%
Expected returns on plan assets at January 1	4.2%	4.3%
Future salary increases	2.5%	2.0%
Future pension increases	2.0%	1.0%

Historical information

	For the period ended December 31,
(In $ million)	2011	2010	2009	2008	2007
Liability for the defined benefit obligations	(5,433)	(4,936)	(718)	(694)	(621)
Fair value of plan assets	4,261	4,433	736	665	674
Plan (deficit) surplus	(1,172)	(503)	18	(29)	53
Experience adjustments arising on plan liabilities	(99)	(3)	(4)	1	—
Experience adjustments arising on plan assets	(277)	14	(46)	9	—

The assumed discount rates have a significant effect on the amounts recognized in the statement of comprehensive income. A half percentage point change in assumed discount rates would have the following effects:

(In $ million)	Increase	Decrease
Effect on the aggregated service and interest cost	7	(5)
Effect on the defined benefit obligation	(274)	267

The expected rates of return on plan assets have a significant effect on the amounts recognized in the statement of comprehensive income. A half percentage point change in expected rates of return on plan assets would have the following effects:

(In $ million)	Increase	Decrease
Effect on the aggregated service and interest cost	22	(22)
Effect on the defined benefit obligation	—	—

26.2    Post-employment medical benefits

The Group operates post-employment medical benefit plans mainly in the United States. The liability for the post-employment medical benefits has been assessed using the same assumptions as for the pension benefits, together with the assumption of a weighted average healthcare cost trend rate of 8.0% in 2011 (2010: 7.9% and 2009: 8.0%).

The main actuarial assumption is the published mortality rates within the RP2000 combined mortality rate table for 2011 and 2010.

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

	As of December 31,
(In $ million)	2011	2010
Present value of unfunded obligations	147	158
Unrecognized actuarial gains (losses)	(7)	3
Unrecognized past service costs	5	8
Total present value of obligations	145	169
Fair value of plan assets	—	—
Total post-employment medical benefits	145	169

The Group expects to contribute $9 million to the post-employment medical benefit plans during the annual period ending December 31, 2012.

Movement in the defined benefit obligation

	For the period ended December 31,
(In $ million)	2011	2010
Liability for defined benefit obligations at the beginning of the period	158	87
Defined benefit obligations assumed in a business combination	1	71
Current service cost	3	2
Interest cost	8	5
Past service cost(b)	(7)	—
Contributions by plan participants	4	1
Benefits paid by the plan	(12)	(3)
Plan amendments(a)	—	(1)
Curtailments(b)	(17)	—
Actuarial (gains) losses recognized	9	(4)
Liability for defined benefit obligations at the end of the period	147	158

(a)	During 2010, the Evergreen segment replaced post-65 AARP coverage with an HRA which resulted in a plan amendment credit of $1 million.

(b)
On August 8, 2011, the Group terminated Pactiv retiree medical coverage, except for those who retired prior to 2003, which resulted in a curtailment gain of $17 million. The Group also capped the retiree life insurance benefit associated with the retiree medical plan. These actions resulted in a reduction of $7 million in past service costs during the period ended December 31, 2011.

Expense recognized in the statements of comprehensive income

	For the period ended December 31,
(In $ million)	2011	2010	2009
Current service cost	3	2	3
Interest cost	8	5	5
Past service cost	(10)	(2)	(2)
Curtailments	(17)	—	5
Actuarial losses recognized	—	—	1
Plan amendments	—	(1)	—
Total (income) expense recognized in the statement of comprehensive income	(16)	4	12

The expense is recognized in the following line items in the statements of comprehensive income:

	For the period ended December 31,
(In $ million)	2011	2010	2009
Cost of sales	5	4	7
General and administration expenses	(21)	—	5
Total plan (income) expense	(16)	4	12

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

Assumed health care cost trend rates have a significant effect on the amounts recognized in the statement of comprehensive income. A one percentage point change in assumed health care cost trend rates would have the following effects:

(In $ million)	Increase	Decrease
Effect on the aggregated service and interest cost	—	—
Effect on the defined benefit obligation	4	(3)

Discount rates have a significant effect on the amounts recognized in the statement of comprehensive income. A one percentage point change in discount rates would have the following effects:

(In $ million)	Increase	Decrease
Effect on the aggregated service and interest cost	—	—
Effect on the defined benefit obligation	(8)	9

Historical information

	For the period ended December 31,
(In $ million)	2011	2010	2009	2008	2007
Present value of the defined benefit obligation	147	158	87	86	25
Experience adjustments arising on plan liabilities	3	5	—	(1)	—

27.     Provisions

(In $ million)	Legal	Warranty	Restructuring	Workers' compensation	Other	Total
Balance as of December 31, 2010	41	12	17	35	55	160
Acquisitions through business combinations	15	4	1	12	24	56
Provisions made	2	8	90	18	18	136
Provisions used	(9)	(13)	(69)	(15)	(9)	(115)
Provisions reversed	(5)	(2)	(2)	—	(1)	(10)
Transfers to other liabilities	(3)	2	(1)	—	9	7
Effect of movements in exchange rates	(1)	—	—	—	(1)	(2)
Balance as of December 31, 2011	40	11	36	50	95	232
Current	7	11	33	24	23	98
Non-current	33	—	3	26	72	134
Total Provisions as of December 31, 2011	40	11	36	50	95	232
Current	16	12	17	17	12	74
Non-current	25	—	—	18	43	86
Total Provisions as of December 31, 2010	41	12	17	35	55	160

Legal

The Group is subject to litigation in the ordinary course of operations. Provisions for legal claims are recognized when estimated costs associated with settling current legal proceedings are considered probable. Provisions may include estimated legal and other fees associated with settling these claims.

Warranty

A provision for warranty is recognized for all products under warranty as of the reporting date based on sales volumes and past experience of the level of problems reported and product returns.

Restructuring

A provision for restructuring is recognized when the Group has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been publicly announced. Business closure and rationalization provisions can include such items as employee severance or termination pay, site closure costs and onerous leases. Future operating costs are not provided for.

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

Workers' compensation

The Group has elected to self-insure certain of its workers' compensation obligations in the United States.

Under the self-insurance programs in the United States, the Group retains the risk of work related injuries for any employees covered under the scheme.

The liability in respect of the self-insurance programs is estimated on an actuarial basis to reflect all claims incurred, including reported claims and those that are incurred but not yet reported. All changes in the liability for claims are recognized immediately in the statement of comprehensive income.

As a result of the Group's self-insured status in the United States, the risk presently exists that an insurable event may occur which will result in a claim which cannot be readily quantified financially. By their very nature, risks of this type are inherently random and therefore unpredictable. The Group mitigates this risk by having established and approved occupational health and safety procedures in addition to resources directed to the management of claims and rehabilitation.

As a component of its self-insured status the Group also maintains insurance coverage through third parties for large claims at levels that are customary and consistent with industry standards for groups of similar size.

Other provisions

The main components of other provisions are lease provisions and contingent liabilities recognized in acquisitions, environmental remediation, asset retirement obligations, brokerage provisions for customs duties, and rent contracts related to investment properties. Other provisions as of December 31, 2011 included $26 million related to make-good obligations with respect to leases acquired in connection with the Pactiv Acquisition and the Dopaco Acquisition, $17 million related to asset retirement obligations, which were acquired in connection with the Graham Packaging Acquisition and the Dopaco Acquisition and $10 million related to environmental remediation programs. Other provisions as of December 31, 2010 included $29 million related to make-good obligations with respect to leases acquired in connection with the Pactiv Acquisition, $5 million related to a contingent tax liability acquired in the Pactiv Acquisition and $9 million related to environmental remediation programs.

28.     Equity

28.1    Share capital

The reported share capital balance as of December 31, 2011 is that of BP I and BP II.

In accordance with the Group's accounting policy in respect of common control transactions (refer to note 3.2(d)), financial information presented in these financial statements has been recast to include the balances of the combined entities as though the common control transactions occurred on the date that the common control originally commenced rather than the date that the common control transactions actually occurred. As a result, the reported share capital balance as of January 1, 2010, is that of BP I, BP II, EPI, Evergreen Packaging International B.V. ("EPIBV"), Reynolds Packaging Inc. ("RPI") (now named Reynolds Packaging Holdings LLC), and Reynolds Packaging International B.V. ("RPIBV").

On September 1, 2010, the issued capital of RPI and RPIBV was acquired by entities controlled by BP I. From this date, each of RPI and RPIBV as well as their respective controlled entities are consolidated by the Group. In accordance with the Group's accounting policy in respect of common control transactions, the $149 million difference between the consideration paid of $342 million (representing the fair value of the businesses acquired determined at the date of the common control acquisition) and the share capital acquired of $193 million has been recognized as a debit to other reserves which is a component of equity.

On May 4, 2010, the issued capital of EPI and EPIBV was acquired by entities controlled by BP I. From this date, each of EPI and EPIBV as well as their respective controlled entities are consolidated by the Group. In accordance with the Group's accounting policy in respect of common control transactions, the $899 million difference between the consideration paid of $1,612 million (representing the fair value of the businesses acquired determined at the date of the common control acquisition) and the share capital acquired of $713 million has been recognized as a debit to other reserves which is a component of equity.

On November 5, 2009, the issued capital of Reynolds Consumer Products Holdings Inc. ("RCPHI") (now named Reynolds Consumer Products Holdings LLC), Reynolds Consumer Products International B.V. ("RCPIBV") and Closure Systems International B.V. ("CSIBV") was acquired by entities controlled by BP I. From this date, each of RCPHI, RCPIBV, and CSIBV as well as their respective controlled entities are consolidated by the Group. In accordance with the Group's accounting policy in respect of common control transactions, the $584 million difference between the consideration paid of $1,692 million (representing the fair value of the businesses acquired determined at the date of the common control acquisitions) and the share capital acquired of $1,108 million has been recognized as a debit to other reserves which is a component of equity.

A summary of the impact of these transactions recognized in other reserves within equity is as follows:

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

(In $ million)	Reynolds Consumer	Closures	Evergreen	Reynolds Foodservice
Total consideration	984	708	1,612	342
Net book value of share capital of the acquired businesses	(641)	(467)	(713)	(193)
Difference between total consideration and book value of share capital of the acquired business (recognized in other reserves within equity)	343	241	899	149

During the period ended December 21, 2010, the Group recognized a total adjustment of $1,048 million (2009: $584 million) for the above common control transaction related to the Evergreen and Reynolds Foodservice acquisitions as a component of other reserves within equity.

Further information regarding the issued capital of each of the entities is detailed below:

Beverage Packaging Holdings (Luxembourg) I S.A.

	For the period ended December 31,
Number of shares	2011	2010	2009
Balance as of the beginning of the period	13,063,527	13,063,527	13,063,527
Issue of shares	—	—	—
Balance as of December 31	13,063,527	13,063,527	13,063,527

On November 16, 2010, RGHL contributed $322 million.

On November 6. 2009, RGHL contributed $544 million.

The holder of the shares is entitled to receive dividends as declared from time to time and is entitled to one vote per share. All shares rank equally with regard to BP I's residual assets in the event of a wind-up.

Beverage Packaging Holdings (Luxembourg) II S.A.

	For the period ended December 31,
Number of shares	2011	2010	2009
Balance at the beginning of the period	1,000	1,000	1,000
Issue of shares	—	—	—
Balance as of December 31	1,000	1,000	1,000

The holder of the shares is entitled to receive dividends as declared from time to time and is entitled to one vote per share. All shares rank equally with regard to BP II's residual assets in the event of a wind-up.

28.2    Reserves

	For the period ended December 31,
(In $ million)	2011	2010	2009
Translation reserve	305	330	53
Other reserves	(1,561)	(1,561)	(513)
Balance	(1,256)	(1,231)	(460)

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations from their functional currencies to the Group's presentation currency.

Other reserves

The other reserves comprise balances resulting from transactions with entities under common control.

In accordance with the Group's accounting policy for transactions under common control (refer to note 3.2(d)), the Group has recognized in other reserves the difference between the total consideration paid for the businesses acquired and the book value of the issued capital of the parent companies acquired for the transactions which occurred on November 5, 2009, May 4, 2010 and September 1, 2010 (refer to Note 28.1).

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

The Group has also recognized in other reserves the net contributions from related parties in respect of the acquisition from Alcoa of the packaging and consumer divisions.

28.3    Dividends

There were no dividends declared or paid during the period ended December 31, 2011 (2010: none; 2009: none) by BP I or BP II.

On August 31, 2010, RPI paid a dividend of $39 million, of which $38 million was paid in cash and $1 million was settled through reductions in related party balances payable, to its shareholder at the time, Reynolds Packaging (NZ) Limited, in advance of the acquisition of the Reynolds foodservice packaging business by the Group on September 1, 2010.

28.4    Capital management

The Directors are responsible for monitoring and managing the Group's capital structure. Capital is comprised of equity and external borrowings.

The Directors' policy is to maintain an acceptable capital base to promote the confidence of the Group's financiers and creditors and to sustain the future development of the business. The Directors monitor the Group's financial position to ensure that it complies at all times with its financial and other covenants as set out in its financing arrangements.

In order to maintain or adjust the capital structure, the Directors may elect to take a number of measures, including for example to dispose of assets or operating segments of the business, alter its short to medium term plans in respect of capital projects and working capital levels, or to re-balance the level of equity and external debt in place.

29.     Financial risk management

29.1    Overview

This note presents information about the Group's exposure to market risk, credit risk and liquidity risk, and where applicable, the Group's objectives, policies and procedures for managing these risks.

Exposure to market, credit and liquidity risks arises in the normal course of the Group's business. The Directors of the Group and the ultimate parent entity have overall responsibility for the establishment and oversight of the Group's risk management framework.

The Directors have established a treasury policy that identifies risks faced by the Group and sets out policies and procedures to mitigate those risks. Risk management is primarily carried out by the treasury function of the Group. The Directors have delegated authority levels and authorized the use of various financial instruments to a restricted number of personnel within the treasury function.

Monthly combined treasury reports are prepared for the Directors and officers of the Group, who ensure compliance with the risk management policies and procedures.

29.2    Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and commodity prices, will affect the Group's cash flows or the fair value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters.

The Group buys and sells derivatives in the ordinary course of business to manage market risks. The Group does not enter into derivative contracts for speculative purposes.

(a)	Foreign exchange risk

Translation risk

As a result of the Group's international operations, foreign exchange risk exposures exist on sales, purchases, financial assets and borrowings that are denominated in foreign currencies (i.e. currencies other than $). The currencies in which these transactions primarily are denominated are Euro (“€”), Mexican Pesos (“MXN”) and Canadian Dollars (“CA$”).

In accordance with the Group's treasury policy, the Group takes advantage of natural offsets to the extent possible. Therefore, when commercially feasible, the Group borrows in the same currencies in which cash flows from operations are generated. Generally the Group does not use forward exchange contracts to hedge residual foreign exchange risk arising from customary receipts and payments denominated in foreign currencies. However, when considered appropriate, the Group may enter into forward exchange contracts to hedge foreign exchange risk arising from specific transactions.

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

Exposure to foreign exchange risk

(In $ million)	€	MXN	CA$
As of December 31, 2011
Cash and cash equivalents	99	11	7
Trade and other receivables	141	73	21
Non-current receivables	7	—	—
Trade and other payables	(208)	(43)	(12)
Loans and borrowings:
August 2011 Credit Agreement	(316)	—	—
2009 Notes	(571)	—	—
2007 Senior Notes	(606)	—	—
2007 Senior Subordinated Notes	(530)	—	—
Other borrowings	(1)	—	—
Related party borrowings	(39)	—	—
Total exposure	(2,024)	41	16
Embedded derivative	9	—	—
Commodity derivative	(3)	—	—
Effect of derivative contracts	6	—	—
Net exposure	(2,018)	41	16

(In $ million)	€	MXN	CA$
As of December 31, 2010
Cash and cash equivalents	81	9	14
Trade and other receivables	120	47	13
Non-current receivables	24	—	—
Trade and other payables	(152)	(16)	(2)
Loans and borrowings:
2009 Credit Agreement	(320)	—	—
2009 Notes	(585)	—	—
2007 Senior Notes	(621)	—	—
2007 Senior Subordinated Notes	(542)	—	—
Other borrowings	(2)	—	—
Related party borrowings	(16)	—	—
Total exposure	(2,013)	40	25
Embedded derivative	16	—	—
Commodity derivative	—	—	—
Effect of derivative contracts	16	—	—
Net exposure	(1,997)	40	25

Cash flows associated with derivatives are expected to occur and impact the profit or loss component of the statement of comprehensive income in the next twelve months.

In addition to the above, the Group is exposed to foreign exchange risk on future sales and purchases that are denominated in foreign currencies.

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

Significant exchange rates

The following significant exchange rates applied during the period:

	Average rate for the period ended December 31,		As of December 31
	2011	2010	2011	2010
1 €	1.39	1.33	1.32	1.33
10 MXN	0.80	0.79	0.71	0.81
1 CA$	1.01	0.97	0.98	1.00

Sensitivity analysis

A change in exchange rates would impact future payments and receipts of the Group's assets and liabilities denominated in foreign currencies. A 10% strengthening or weakening of the U.S. dollar against the following currencies at the reporting date would have (increased) decreased comprehensive income in the statement of comprehensive income by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The same basis has been applied for all periods presented.

	Comprehensive income for the period ended December 31, 2011
(In $ million)	10% strengthening of $	10% weakening of $
	€(202)	202
MXN	4	(4)
CA$	2	(2)

The Group's primary exposure to foreign exchange risk is on the translation of net assets of Group entities which are denominated in currencies other than the U.S. dollar, which is the Group's reporting currency. The impact of movements in exchange rates is therefore recognized in other comprehensive income.

Transaction risk

The Group has $1,583 million of U.S. dollar-denominated notes in an entity with a functional currency of the euro. A 10% strengthening of the U.S. dollar against the euro would have resulted in a $158 million loss recognized as a financial expense in the statement of comprehensive income. A 10% weakening would have an equal but opposite effect.

Certain subsidiaries within the Group are exposed to foreign exchange risk on intercompany borrowings, sales and purchases denominated in currencies that are not the functional currency of that subsidiary. In these circumstances, a change in exchange rates would impact the net operating profit recognized in the profit or loss component of the Group's statement of comprehensive income.

(b)	Interest rate risk

The Group's interest rate risk arises from long-term borrowings at both fixed and floating rates and deposits which earn interest at floating rates. Borrowings and deposits at floating rates expose the Group to cash flow interest rate risk. Borrowings at fixed rates expose the Group to fair value interest rate risk.

The Group has exposure to both floating and fixed interest rates on borrowings primarily denominated in the U.S. dollar and the euro.

Interest rate risk on borrowings at floating rates is partially offset by interest earned on cash deposits also at floating rates.

The Group has adopted a policy, which is consistent with the covenants under the August 2011 Credit Agreement, to ensure that at least 50% of its overall exposure to changes in interest rates on borrowings is on a fixed rate basis.

The following table sets out the Group's interest rate risk repricing profile:

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

(In $ million)	Total	6 months or less	6 to 12 months	1 to 2 years	2 to 5 years	More than 5 years
As of December 31, 2011
Fixed rate instruments
Loans and borrowings:
August 2011 Senior Secured Notes	(1,500)	—	—	—	—	(1,500)
August 2011 Senior Notes	(1,000)	—	—	—	—	(1,000)
February 2011 Senior Secured Notes	(1,000)	—	—	—	—	(1,000)
February 2011 Senior Notes	(1,000)	—	—	—	—	(1,000)
October 2010 Senior Secured Notes	(1,500)	—	—	—	—	(1,500)
October 2010 Senior Notes	(1,500)	—	—	—	—	(1,500)
May 2010 Notes	(1,000)	—	—	—	—	(1,000)
2009 Notes	(1,707)	—	—	—	(1,707)	—
2007 Senior Notes	(621)	—	—	—	—	(621)
2007 Senior Subordinated Notes	(544)	—	—	—	—	(544)
Pactiv 2012 Notes	(249)	—	(249)	—	—	—
Pactiv 2017 Notes	(300)	—	—	—	—	(300)
Pactiv 2018 Notes	(16)	—	—	—	—	(16)
Pactiv 2025 Notes	(276)	—	—	—	—	(276)
Pactiv 2027 Notes	(200)	—	—	—	—	(200)
Graham Packaging 2014 Notes	(355)	—	—	—	(355)	—
Graham Packaging 2017 Notes	(14)	—	—	—	—	(14)
Graham Packaging 2018 Notes	(19)	—	—	—	—	(19)
Other borrowings	(33)	(4)	(1)	(2)	(4)	(22)
Total fixed rate instruments	(12,834)	(4)	(250)	(2)	(2,066)	(10,512)
Floating rate instruments
Cash and cash equivalents	597	597	—	—	—	—
Bank overdrafts	(3)	(3)	—	—	—	—
Loans and borrowings:
August 2011 Credit Agreement	(4,574)	(4,574)	—	—	—	—
Related party borrowings	(39)	(39)	—	—	—	—
Other borrowings	(20)	(19)	—	(1)	—	—
Total variable rate instruments	(4,039)	(4,038)	—	(1)	—	—
Total	(16,873)	(4,042)	(250)	(3)	(2,066)	(10,512)

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

(In $ million)	Total	6 months or less	6 to 12 months	1 to 2 years	2 to 5 years	More than 5 years
As of December 31, 2010
Fixed rate instruments
Loans and borrowings:
October 2010 Senior Secured Notes	(1,500)	—	—	—	—	(1,500)
October 2010 Senior Notes	(1,500)	—	—	—	—	(1,500)
May 2010 Notes	(1,000)	—	—	—	—	(1,000)
2009 Notes	(1,723)	—	—	—	—	(1,723)
2007 Senior Notes	(638)	—	—	—	—	(638)
2007 Senior Subordinated Notes	(558)	—	—	—	—	(558)
Pactiv 2012 Notes	(249)	—	—	(249)	—	—
Pactiv 2017 Notes	(300)	—	—	—	—	(300)
Pactiv 2018 Notes	(16)	—	—	—	—	(16)
Pactiv 2025 Notes	(276)	—	—	—	—	(276)
Pactiv 2027 Notes	(200)	—	—	—	—	(200)
Other borrowings	(31)	(1)	(2)	(1)	(1)	(26)
Total fixed rate instruments	(7,991)	(1)	(2)	(250)	(1)	(7,737)
Floating rate instruments
Cash and cash equivalents	663	663	—	—	—	—
Bank overdrafts	(12)	(12)	—	—	—	—
Loans and borrowings:
2009 Credit Agreement	(4,150)	(4,150)	—	—	—	—
Related party borrowings	(16)	(16)	—	—	—	—
Other borrowings	(3)	(3)	—	—	—	—
Total variable rate instruments	(3,518)	(3,518)	—	—	—	—
Total	(11,509)	(3,519)	(2)	(250)	(1)	(7,737)

The Group's sensitivity to interest rate risk can be expressed in two ways:

Fair value sensitivity analysis

A change in interest rates impacts the fair value of the Group's fixed rate borrowings. Given all debt instruments are carried at amortized cost, a change in interest rates would not impact the profit or loss component of the statement of comprehensive income.

Cash flow sensitivity analysis

A change in interest rates would impact future interest payments and receipts on the Group's floating rate assets and liabilities. An increase or decrease in interest rates of 100 basis points at the reporting date would impact the statement of comprehensive income result and equity by the amounts shown below, based on the assets and liabilities held at the reporting date, and a one year time frame. This analysis assumes that all other variables, in particular foreign currency exchange rates, remain constant. The analysis is performed on the same basis for comparative periods.

As of December 31, 2011, most of the Group's debt has been issued with a fixed interest rate. While interest on the August 2011 Credit Agreement is at a floating rate, there is a LIBOR/EURIBOR floor of between 1.25% and 1.50%. Given current LIBOR/EURIBOR rates, a 1% decrease in interest rates would have no impact on interest expense on this facility due to the LIBOR floor. However, a 1% increase in interest rates would have a $3 million impact on interest expense.

(c)	Commodity and other price risk

Commodity and other price risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer or by factors affecting all similar financial instruments traded in the market.

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

The Group's exposure to commodity and other price risk arises principally from the purchase of resin (and its components), natural gas and aluminum. Other than resin, natural gas and certain aluminum purchases, the Group generally purchases these commodities at spot market prices and commodity financial instruments or derivatives to hedge commodity prices are not used.

The Group's objective is to ensure that its commodity and other price risk exposure is kept at an acceptable level. In accordance with the Group's treasury policy, the Group enters into derivative instruments to hedge the Group's exposure in relation to the cost of resin, natural gas and aluminum.

The following table provides the detail of out outstanding derivative contracts as of December 31, 2011:

Type	Unit of measure	Contracted volumes	Contracted price range	Contracted date of maturity
Resin futures	pound	18,000,000	$0.98 - $1.00	Jan 2012 - Dec 2012
Resin futures	metric tonne	10,000	€1,420	Jul 2012 - Oct 2012
Resin futures	kiloliter	16,900	JPY 48,100 - 51,700	Jan 2012 - Aug 2012
Aluminum swaps	metric tonne	29,171	$1,940 - $2,816	Jan 2012 - Dec 2014
Natural gas swaps	million BTU	2,742,627	$3.33 - $4.88	Jan 2012 - Feb 2013
Ethylene swaps	pound	11,637,600	$0.43 - $0.62	Feb 2012 - June 2012
Benzene swaps	U.S. liquid gallon	4,299,389	$3.45 - $3.84	Feb 2012 - June 2012

The fair values of the derivative contracts are based on quoted market prices or traded exchange market prices and represent the estimated amounts that the Group would pay or receive to terminate the contracts. During the period ended December 31, 2011, the Group recognized an unrealized loss of $26 million (2010: unrealized gain of $4 million; 2009: unrealized gain of $129 million) as a component of other income in the statements of comprehensive income. During the period ended December 31, 2011, the Group recognized a realized gain of $7 million (2010: realized loss of $11 million; 2009: realized loss of $96 million) as a component of cost of sales in the statements of comprehensive income.

The impact on the statement of comprehensive income from a revaluation of derivative contracts at December 31, 2011 assuming a ten percent parallel upwards movement in the price curve used to value the contracts is a gain of $15 million (2010: none; 2009: gain of $13 million) assuming all other variables remain constant. A 10% parallel decrease in the price curve would have an equal but opposite effect on the statement of comprehensive income.

29.3    Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group's receivables from customers and related entities.

Given the diverse range of operations and customers across the Group, the Directors have delegated authority for credit control procedures to each of the segments within the Group. Each operating business is responsible for managing its own credit control procedures. These include but are not limited to reviewing the individual characteristics of new customers for creditworthiness before accepting the customer and agreeing upon purchase limits and terms of trade. If considered appropriate the operating business may take out insurance for specific debtors.

Generally the Group does not require collateral in respect of trade and other receivables. Goods are generally sold subject to retention of title clauses, so that in the event of non-payment the Group may have a secured claim. For certain sales letters of credit are obtained.

The Group's exposure to credit risk is primarily in its trade and other receivables and is influenced mainly by the individual characteristics of each customer. Refer to note 16.

Historically there has been a low level of losses resulting from default by customers and related entities. The carrying amount of financial assets represents the maximum credit exposure.

The Group limits its exposure to credit risk by making deposits and entering into derivative instruments with counterparties that have a credit rating of at least investment grade. Given these high credit ratings, management does not expect any such counterparty to fail to meet its obligations.

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

29.4	Liquidity risk

Liquidity risk is the risk that the Group will not meet its contractual obligations as they fall due. The Group's approach to managing liquidity risk is to ensure that it will always have sufficient liquidity to meet its liabilities as and when they fall due and comply with bank covenants under both normal and stressed conditions.

The Group evaluates its liquidity requirements on an ongoing basis using a 13 week rolling forecast and a 12 month rolling forecast and ensures that it has sufficient cash on demand to meet expected operating expenses including the servicing of financial obligations.

The Group generates sufficient cash flows from its operating activities to meet its obligations arising from its financial liabilities. It also has credit lines in place to cover potential shortfalls. As of December 31, 2011, the Group had undrawn lines of credit under the revolving facilities of the August 2011 Credit Agreement totaling $35 million and €63 million ($82 million) (2010: $71 million and €56 million ($74 million) under the 2009 Credit Agreement). In addition, the Group has local working capital facilities in various jurisdictions which are available if needed to support the cash management of local operations.

The following table sets out contractual cash flows for all financial liabilities including commodity derivatives.

(In $ million)	Carrying amount	Total	6 months or less	6 to 12 months	1 to 2 years	2 to 5 years	More than 5 years
As of December 31, 2011
Non-derivative financial liabilities
Bank overdrafts	(3)	(3)	(3)	—	—	—	—
Trade and other payables	(1,749)	(1,749)	(1,749)	—	—	—	—
Non-current payables	(38)	(38)	—	—	(38)	—	—
Loans and borrowings
August 2011 Credit Agreement	(4,490)	(6,142)	(271)	(267)	(522)	(1,471)	(3,611)
August 2011 Senior Secured Notes	(1,468)	(2,444)	(59)	(59)	(118)	(354)	(1,854)
August 2011 Senior Notes	(972)	(1,789)	(49)	(49)	(99)	(296)	(1,296)
February 2011 Senior Secured Notes	(999)	(1,652)	(34)	(34)	(69)	(206)	(1,309)
February 2011 Senior Notes	(993)	(1,784)	(41)	(41)	(83)	(248)	(1,371)
October 2010 Senior Secured Notes	(1,473)	(2,301)	(53)	(53)	(107)	(321)	(1,767)
October 2010 Senior Notes	(1,466)	(2,514)	(68)	(68)	(135)	(405)	(1,838)
May 2010 Notes	(980)	(1,554)	(43)	(43)	(85)	(255)	(1,128)
2009 Notes	(1,642)	(2,368)	(66)	(66)	(132)	(2,104)	—
2007 Senior Notes	(606)	(870)	(25)	(25)	(50)	(770)	—
2007 Senior Subordinated Notes	(530)	(803)	(26)	(26)	(52)	(699)	—
Pactiv 2012 Notes	(253)	(264)	(7)	(257)	—	—	—
Pactiv 2017 Notes	(314)	(433)	(12)	(12)	(24)	(73)	(312)
Pactiv 2018 Notes	(17)	(23)	(1)	(1)	(1)	(3)	(17)
Pactiv 2025 Notes	(269)	(584)	(11)	(11)	(22)	(66)	(474)
Pactiv 2027 Notes	(197)	(459)	(8)	(8)	(17)	(50)	(376)
Graham Packaging 2014 Notes	(367)	(461)	(18)	(18)	(35)	(390)	—
Graham Packaging 2017 Notes	(14)	(21)	(1)	(1)	(1)	(3)	(15)
Graham Packaging 2018 Notes	(19)	(31)	(1)	(1)	(2)	(5)	(22)
Related party borrowings	(39)	(57)	—	(2)	(2)	(5)	(48)
Other borrowings	(53)	(66)	(25)	(2)	(5)	(9)	(25)
	(18,951)	(28,410)	(2,571)	(1,044)	(1,599)	(7,733)	(15,463)
Derivative financial liabilities
Commodity derivatives
Inflows	—	26	17	9	—	—	—
Outflows	(15)	(41)	(27)	(14)	—	—	—
	(15)	(15)	(10)	(5)	—	—	—
Total	(18,966)	(28,425)	(2,581)	(1,049)	(1,599)	(7,733)	(15,463)

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

(In $ million)	Carrying amount	Total	6 months or less	6 to 12 months	1 to 2 years	2 to 5 years	More than 5 years
As of December 31, 2010
Non-derivative financial liabilities
Bank overdrafts	(12)	(12)	(12)	—	—	—	—
Trade and other payables	(1,236)	(1,236)	(1,236)	—	—	—	—
Non-current payables	(9)	(9)	—	—	(9)	—	—
Loans and borrowings
2009 Credit Agreement	(4,026)	(5,381)	(176)	(198)	(419)	(1,986)	(2,602)
October 2010 Senior Secured Notes	(1,470)	(2,407)	(53)	(53)	(107)	(320)	(1,874)
October 2010 Senior Notes	(1,464)	(2,649)	(68)	(68)	(135)	(405)	(1,973)
May 2010 Notes	(978)	(1,639)	(43)	(43)	(85)	(255)	(1,213)
2009 Notes	(1,648)	(2,526)	(67)	(67)	(134)	(401)	(1,857)
2007 Senior Notes	(621)	(945)	(26)	(26)	(51)	(153)	(689)
2007 Senior Subordinated Notes	(542)	(904)	(27)	(27)	(53)	(159)	(638)
Pactiv 2012 Notes	(261)	(278)	(7)	(7)	(264)	—	—
Pactiv 2017 Notes	(316)	(457)	(12)	(12)	(24)	(73)	(336)
Pactiv 2018 Notes	(17)	(24)	(1)	(1)	(1)	(3)	(18)
Pactiv 2025 Notes	(269)	(606)	(11)	(11)	(22)	(66)	(496)
Pactiv 2027 Notes	(197)	(476)	(8)	(8)	(17)	(50)	(393)
Related party borrowings	(16)	(19)	—	—	—	—	(19)
Other borrowings	(32)	(43)	(3)	(3)	(2)	(6)	(29)
	(13,114)	(19,611)	(1,750)	(524)	(1,323)	(3,877)	(12,137)
Derivative financial liabilities
Commodity derivatives
Inflows	11	52	35	17	—	—	—
Outflows	—	(41)	(25)	(16)	—	—	—
	11	11	10	1	—	—	—
Total	(13,103)	(19,600)	(1,740)	(523)	(1,323)	(3,877)	(12,137)

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

29.5    Classification and fair values

(In $ million)	Fair value through the profit or loss	Held to maturity	Cash, loans and receivables	Other liabilities	Total carrying amount	Fair value
As of December 31, 2011
Assets
Cash and cash equivalents	—	—	597	—	597	597
Current and non-current receivables	—	—	1,559	—	1,559	1,559
Derivative financial assets
Commodity contracts	1	—	—	—	1	1
Embedded derivatives	122	—	—	—	122	122
Total assets	123	—	2,156	—	2,279	2,279
Liabilities
Bank overdrafts	—	—	—	(3)	(3)	(3)
Trade and other payables	—	—	—	(1,749)	(1,749)	(1,749)
Other non-current payables	—	—	—	(38)	(38)	(38)
Derivative financial liabilities
Commodity contracts	(16)	—	—	—	(16)	(16)
Loans and borrowings
August 2011 Credit Agreement	—	—	—	(4,490)	(4,490)	(4,574)
August 2011 Senior Secured Notes	—	—	—	(1,468)	(1,468)	(1,560)
August 2011 Senior Notes	—	—	—	(972)	(972)	(960)
February 2011 Senior Secured Notes	—	—	—	(999)	(999)	(979)
February 2011 Senior Notes	—	—	—	(993)	(993)	(873)
October 2010 Senior Secured Notes	—	—	—	(1,473)	(1,473)	(1,564)
October 2010 Senior Notes	—	—	—	(1,466)	(1,466)	(1,416)
May 2010 Notes	—	—	—	(980)	(980)	(956)
2009 Notes	—	—	—	(1,642)	(1,642)	(1,758)
2007 Senior Notes	—	—	—	(606)	(606)	(527)
2007 Senior Subordinated Notes	—	—	—	(530)	(530)	(433)
Pactiv 2012 Notes	—	—	—	(253)	(253)	(249)
Pactiv 2017 Notes	—	—	—	(314)	(314)	(242)
Pactiv 2018 Notes	—	—	—	(17)	(17)	(11)
Pactiv 2025 Notes	—	—	—	(269)	(269)	(187)
Pactiv 2027 Notes	—	—	—	(197)	(197)	(142)
Graham Packaging 2014 Notes	—	—	—	(367)	(367)	(362)
Graham Packaging 2017 Notes	—	—	—	(14)	(14)	(13)
Graham Packaging 2018 Notes	—	—	—	(19)	(19)	(19)
Related party borrowings	—	—	—	(39)	(39)	(39)
Other borrowings	—	—	—	(53)	(53)	(53)
Total liabilities	(16)	—	—	(18,951)	(18,967)	(18,723)

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

(In $ million)	Fair value through the profit or loss	Held to maturity	Cash, loans and receivables	Other liabilities	Total carrying amount	Fair value
As of December 31, 2010
Assets
Cash and cash equivalents	—	—	663	—	663	663
Current and non-current receivables	—	—	1,192	—	1,192	1,192
Derivative financial assets
Commodity contracts	12	—	—	—	12	12
Embedded derivatives	87	—	—	—	87	87
Total assets	99	—	1,855	—	1,954	1,954
Liabilities
Bank overdrafts	—	—	—	(12)	(12)	(12)
Trade and other payables	—	—	—	(1,236)	(1,236)	(1,236)
Other non-current payables	—	—	—	(9)	(9)	(9)
Derivative financial liabilities
Commodity contracts	(1)	—	—	—	(1)	(1)
Loans and borrowings
2009 Credit Agreement	—	—	—	(4,026)	(4,026)	(4,150)
October 2010 Senior Secured Notes	—	—	—	(1,470)	(1,470)	(1,553)
October 2010 Senior Notes	—	—	—	(1,464)	(1,464)	(1,549)
May 2010 Notes	—	—	—	(978)	(978)	(1,015)
2009 Notes	—	—	—	(1,648)	(1,648)	(1,810)
2007 Senior Notes	—	—	—	(621)	(621)	(641)
2007 Senior Subordinated Notes	—	—	—	(542)	(542)	(575)
Pactiv 2012 Notes	—	—	—	(261)	(261)	(257)
Pactiv 2017 Notes	—	—	—	(316)	(316)	(297)
Pactiv 2018 Notes	—	—	—	(17)	(17)	(15)
Pactiv 2025 Notes	—	—	—	(269)	(269)	(236)
Pactiv 2027 Notes	—	—	—	(197)	(197)	(179)
Related party borrowings	—	—	—	(16)	(16)	(16)
Other borrowings	—	—	—	(32)	(32)	(32)
Total liabilities	(1)	—	—	(13,114)	(13,115)	(13,583)

The methods used in determining fair values of financial instruments are disclosed in note 5.

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

29.6    Fair value measurements recognized in the statement of comprehensive income

The following table sets out an analysis of the Group's financial instruments that are measured subsequent to initial recognition at fair value and are grouped into levels based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets;

•
Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(In $ million)	Level 1	Level 2	Level 3	Total
As of December 31, 2011
Financial assets at fair value through profit or loss:
Derivative financial assets (liabilities):
Commodity derivatives, net	—	(15)	—	(15)
Embedded derivatives	—	122	—	122
Total	—	107	—	107

As of December 31, 2010
Financial assets at fair value through profit or loss:
Derivative financial assets (liabilities):
Commodity derivatives, net	—	11	—	11
Embedded derivatives	—	87	—	87
Total	—	98	—	98

There were no transfers between any levels during the periods ended December 31, 2011 and 2010.

30.     Related parties

Parent and ultimate controlling party

The immediate parent of the Group is Reynolds Group Holdings Limited, the ultimate parent of the Group is Packaging Holdings Limited and the ultimate shareholder is Mr. Graeme Hart.

Transactions with key management personnel

Key management personnel compensation comprised:

	For the period ended December 31,
(In $ million)	2011	2010	2009
Short-term employee benefits	13	11	8
Management fees	—	1	3
Total compensation expense to key management personnel	13	12	11

There have been no transactions with key management personnel during the periods ended December 31, 2011, 2010 and 2009.

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

Related party transactions

The transactions and balances outstanding with joint ventures are with SIG Combibloc Obeikan FZCO and SIG Combibloc Obeikan Company Limited. All other related parties detailed below have a common ultimate shareholder. The entities and types of transactions with which the Group entered into related party transactions during the periods are detailed below:

	Transaction values for the period ended December 31,			Balances outstanding as of December 31,
(In $ million)	2011	2010	2009	2011	2010
Transactions with the immediate and ultimate parent companies
Due to immediate parent(a)	—	—	—	(16)	(16)
Transactions with joint ventures
Sale of goods and services(b)	131	122	96	25	29
Purchase of goods(b)	—	—	(4)	—	(3)
Sale of non-current assets	—	7	—	—	—
Transactions with other related parties
Trade receivables
BPC United States Inc.	—	—	—	4	1
Sale of services	3	—	—	—	—
Sale of property, plant and equipment(f)	—	3	—	—	—
Carter Holt Harvey Limited	—	—	—	—	1
Sale of goods	3	14	—	—	—
Carter Holt Harvey Packaging Pty Limited	—	—	—	—	4
Sale of goods	4	20	—	—	—
Carter Holt Harvey Pulp & Paper Limited	—	—	—	—	1
Sale of goods	3	2	—	—	—
FRAM Group Operations LLC	—	—	—	1	—
United Components, Inc	—	—	—	1	—
Trade payables
BPC United States Inc.	—	—	—	—	—
Management fees	—	(1)	(3)	—	—
Recharges	—	—	(3)	—	—
Carter Holt Harvey Limited	—	—	—	(1)	(1)
Purchase of goods	(10)	(1)	—	—	—
Purchase of Whakatane Mill (e)	—	(46)	—	—	—
Carter Holt Harvey Pulp & Paper Limited	—	—	—	(5)	(3)
Purchase of goods	(38)	(25)	—	—	—
Rank Group Limited(c)	—	—	—	(41)	(6)
Recharges	(121)	(43)	(16)	—	—
Reynolds Packaging (NZ) Limited	—	—	(1)	—	(1)
Dividends paid	—	(39)	—	—	—
Loans receivable
BPC United States Inc.	—	—	—	—	—
Repayments	—	12	—	—	—
Reynolds Consumer Products (NZ) Limited	—	—	—	—	—
Interest income	—	2	1	—	—
Novation of loan	—	1	—	—	—
Repayment of loan	—	61	—	—	—
Reynolds Treasury (NZ) Limited	—	—	—	—	—
Interest income	—	1		—	—
Repayments	—	25	—	—	—
Loans Payable
Carter Holt Harvey Limited	—	—	—	—	—
Interest expense	—	—	(4)	—	—

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

	Transaction values for the period ended December 31,			Balances outstanding as of December 31,
(In $ million)	2011	2010	2009	2011	2010
Evergreen Packaging New Zealand Limited	—	—	—	—	—
Interest expense	—	—	(1)	—	—
Reynolds Consumer Products (NZ) Limited	—	—	—	—	—
Interest expense	—	—	(6)	—	—
Reynolds Treasury (NZ) Limited(d)	—	—	—	(23)	—
Loan advanced	(25)	—	—	—	—
Interest expense	(1)	—	(2)	—	—

(a)
The advance due to RGHL accrued interest at a rate based on EURIBOR plus a margin of 2.375%. During the period ended December 31, 2011, interest accrued at rates from 3.38% to 3.93% (2010: 3.01% to 3.32%; 2009: 3.13% to 5.22%). The loan is subordinated to the obligations under the August 2011 Credit Agreement, the August 2011 Senior Secured Notes, the February 2011 Senior Secured Notes, the October 2010 Senior Secured Notes and the 2009 Notes, and is subject to certain other payment restrictions, including in favor of the 2007 Notes under the terms of the inter-creditor arrangements.

(b)
All transactions with joint ventures are settled in cash. Sales of goods and services are negotiated on a cost-plus basis allowing a margin ranging from 3% to 6%. All amounts are unsecured, non-interest bearing and repayable on demand.

(c)
Represents certain costs paid by Rank Group Limited on behalf of the Group that were subsequently recharged to the Group. These costs are primarily related to the Group's financing and acquisition activities.

(d)
On August 23, 2011, the Group borrowed the Euro equivalent of $25 million from Reynolds Treasury (NZ) Limited. The loan bears interest at the greater of 2% and the 3 month EURIBOR rate plus 4.875%. The loan is unsecured and the repayment date will be agreed between the parties.

(e)
On May 4, 2010, the Group acquired the Whakatane Mill for a purchase price of $48 million, being the fair value of the net assets at the date purchased, from Carter Holt Harvey Limited ("CHHL"). The consideration paid to the seller of the assets was subject to certain post-closing adjustments relating to the closing net working capital, reimbursable wages and other stub period adjustments. The post-closing adjustments resulted in CHHL owing the Group an amount of $2 million which was paid during the period ended December 31, 2010.

(f)
On April 29, 2010, Blue Ridge Paper Products Inc. sold land and buildings in Richmond to BPC United States Inc. The consideration paid was the net book value of the assets at the date of sale, being $3 million settled at the date of sale.

31.     Group entities

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2011	2010	2011
Alusud Argentina S.R.L.	Dec-31	Argentina	100	100	100
Graham Packaging Argentina S.A.(a)	Dec-31	Argentina	100	—	100
Graham Packaging San Martin S.A.(a)	Dec-31	Argentina	100	—	100
Lido Plast San Luis S.A.(a)	Dec-31	Argentina	100	—	100
SIG Combibloc Agrentina S.R.L.	Dec-31	Argentina	100	100	100
Whakatane Mill Australia Pty Limited	Dec-31	Australia	100	100	100
SIG Austria Holding GmbH	Dec-31	Austria	100	100	100
SIG Combibloc GmbH	Dec-31	Austria	100	100	100
SIG Combibloc GmbH & Co. KG	Dec-31	Austria	100	100	100
Gulf Closures W.L.L.(b)	Dec-31	Bahrain	49	49	49
Graham Packaging Belgium N.V.(a)	Dec-31	Belgium	100	—	100
Graham Packaging Lummen N.V.(a)	Dec-31	Belgium	100	—	100
Closure Systems International (Brazil) Sistemas de Vedacao Ltda.	Dec-31	Brazil	100	100	100
Graham Packaging do Brasil Indústria e Comércio Ltda.(a)	Dec-31	Brazil	100	—	100
Graham Packaging Paraná Ltda.(a)	Dec-31	Brazil	100	—	100
Resin Rio Comercio Ltda.(a)	Dec-31	Brazil	100	—	100
SIG Beverages Brasil Ltda.	Dec-31	Brazil	100	100	100
SIG Combibloc do Brasil Ltda.	Dec-31	Brazil	100	100	100

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2011	2010	2011
CSI Latin American Holdings Corporation	Dec-31	British Virgin Islands	100	100	100
Reynolds Consumer Products Bulgaria EOOD	Dec-31	Bulgaria	100	100	100
798795 Ontario Limited(c)	Dec-31	Canada	—	100	—
Closure Systems International (Canada) Limited(c)	Dec-31	Canada	—	100	—
Conference Cup Ltd.(d)	Dec-31	Canada	100	—	100
Dopaco Canada, Inc.(d)	Dec-31	Canada	100	—	100
Evergreen Packaging Canada Limited	Dec-31	Canada	100	100	100
Garven Incorporated(d)	Dec-31	Canada	100	—	100
Graham Packaging Canada Limited(a)	Dec-31	Canada	100	—	100
Newspring Canada, Inc.(c)	Dec-31	Canada	—	100	—
Pactiv Canada, Inc.(c)	Dec-31	Canada	—	100	—
Pactiv Canada, Inc.(e)	Dec-31	Canada	100	—	100
Reynolds Food Packaging Canada Inc.(c)	Dec-31	Canada	—	100	—
Crystal Insurance Comp. Ltd.	Dec-31	Channel Islands	100	100	100
SIG Asset Holdings Limited	Dec-31	Channel Islands	100	100	100
Alusud Embalajes Chile Ltda.	Dec-31	Chile	100	100	100
SIG Combibloc Chile Limitada	Dec-31	Chile	100	100	100
Closure Systems International (Guangzhou) Limited	Dec-31	China	100	100	100
Closure Systems International (Wuhan) Limited	Dec-31	China	100	100	100
CSI Closures Systems (Hangzhou) Co., Ltd.	Dec-31	China	100	100	100
CSI Closures Systems (Tianjin) Co., Ltd.	Dec-31	China	100	100	100
Dongguan Pactiv Packaging Co., Ltd	Dec-31	China	51	51	51
Evergreen Packaging (Shanghai) Co., Limited	Dec-31	China	100	100	100
Graham Packaging (Guangzhou) Co. Ltd.(a)	Dec-31	China	100	—	100
Graham Packaging Trading (Shanghai) Co. Ltd.(a)	Dec-31	China	100	—	100
Reynolds Metals (Shanghai) Ltd.	Dec-31	China	100	100	100
SIG Combibloc (Suzhou) Co. Ltd.	Dec-31	China	100	100	100
SIG Combibloc Packaging Technology Services (Shanghai) Co. Ltd. (In liquidation)	Dec-31	China	100	100	100
Zhejing Zhongbao Packaging Co., Ltd	Dec-31	China	62.5	62.5	62.5
Alusud Embalajes Colombia Ltda.	Dec-31	Colombia	100	100	100
CSI Closure Systems Manufacturing do Centro America, Sociedad de Responsabilidad Limitada	Dec-31	Costa Rica	100	100	100
SIG Combibloc s.r.o.	Dec-31	Czech Republic	100	100	100
Closure Systems International (Egypt) LLC	Dec-31	Egypt	100	100	100
Evergreen Packaging de El Salvador S.A. de C.V.	Dec-31	El Salvador	100	100	100
Graham Packaging Company OY(a)	Dec-31	Finland	100	—	100
Graham Packaging Europe SNC(a)	Dec-31	France	100	—	100
Graham Packaging France S.A.S.(a)	Dec-31	France	100	—	100
Graham Packaging Normandy S.a.r.l.(a)	Dec-31	France	100	—	100
Graham Packaging Villecomtal S.a.r.l.(a)	Dec-31	France	100	—	100
SIG Combibloc S.a.r.l.	Dec-31	France	100	100	100
Closure Systems International Deutschland GmbH	Dec-31	Germany	100	100	100
Closure Systems International Holdings (Germany) GmbH	Dec-31	Germany	100	100	100
Omni-Pac Ekco Gmbh Verpackungsmittel	Dec-31	Germany	100	100	100
Omni-Pac Gmbh Verpackungsmittel	Dec-31	Germany	100	100	100
Pactiv Deutschland Holdinggesellschaft mbH	Dec-31	Germany	100	100	100
Pactiv Forest Products GmbH	Dec-31	Germany	100	100	100
Pactiv Hamburg Holdings GmbH(f)	Dec-31	Germany	—	100	—

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2011	2010	2011
SIG Beverages Germany GmbH	Dec-31	Germany	100	100	100
SIG Combibloc GmbH	Dec-31	Germany	100	100	100
SIG Combibloc Holding GmbH	Dec-31	Germany	100	100	100
SIG Combibloc Systems GmbH	Dec-31	Germany	100	100	100
SIG Combibloc Zerspanungstechnik GmbH	Dec-31	Germany	100	100	100
SIG Euro Holding AG & Co. KGaA	Dec-31	Germany	100	100	100
SIG Information Technology GmbH	Dec-31	Germany	100	100	100
SIG International Services GmbH	Dec-31	Germany	100	100	100
SIG Beteiligungs GmbH (formerly SIG Vietnam Beteiligungs GmbH)(g)	Dec-31	Germany	100	100	100
Closure Systems International (Hong Kong) Limited	Dec-31	Hong Kong	100	100	100
Evergreen Packaging (Hong Kong) Limited	Dec-31	Hong Kong	100	100	100
Graham Packaging Asia Limited(a)	Dec-31	Hong Kong	100	—	100
Roots Investment Holding Private Limited(a)	Dec-31	Hong Kong	100	—	100
SIG Combibloc Limited	Dec-31	Hong Kong	100	100	100
Closure Systems International Holdings (Hungary) Kft.(h)	Dec-31	Hungary	—	100	—
CSI Hungary Manufacturing and Trading Limited Liability Company	Dec-31	Hungary	100	100	100
SIG Combibloc Kft.	Dec-31	Hungary	100	100	100
Closure Systems International (I) Private Limited	Mar-31	India	100	100	100
SIG Beverage Machinery and Systems (India) Pvt. Ltd. (in liquidation)	Dec-31	India	100	100	100
PT. Graham Packaging Indonesia(a)	Dec-31	Indonesia	100	—	100
Ha'Lakoach He'Neeman H'Sheeshim Ou'Shenayim Ltd.	Dec-31	Israel	100	100	100
Graham Packaging Company Italia S.r.l.(a)	Dec-31	Italy	100	—	100
SIG Combibloc S.r.l.	Dec-31	Italy	100	100	100
S.I.P. S.r.l. Societa Imballaggi Plastici S.r.l. (in liquidation)(a)	Dec-31	Italy	100	—	100
Closure Systems International Holdings (Japan) KK	Dec-31	Japan	100	100	100
Closure Systems International Japan, Limited	Dec-31	Japan	100	100	100
Graham Packaging Japan Godo Kaisha(a)	Dec-31	Japan	100	—	100
Closure Systems International Holdings (Korea), Ltd.	Dec-31	Korea	100	100	100
Evergreen Packaging Korea Limited	Dec-31	Korea	100	100	100
SIG Combibloc Korea Ltd.	Dec-31	Korea	100	100	100
Beverage Packaging Factoring (Luxembourg) S.à r.l.(i)	Dec-31	Luxembourg	100	—	100
Beverage Packaging Holdings (Luxembourg) III S.à r.l.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) IV S.à r.l.(i)	Dec-31	Luxembourg	100	—	100
Evergreen Packaging (Luxembourg) S.à r.l.	Dec-31	Luxembourg	100	100	100
Graham Packaging European Holdings (Luxembourg) S.à r.l.(j)	Dec-31	Luxembourg	100	—	100
Graham Packaging European Holdings (Luxembourg) I S.à r.l.(j)	Dec-31	Luxembourg	100	—	100
Reynolds Group Issuer (Luxembourg) S.A.	Dec-31	Luxembourg	100	100	100
SIG Finance (Luxembourg) S.à r.l. (in liquidation)(k)	Dec-31	Luxembourg	—	100	—
Asesores y Consultores Graham, S. de R.L. de C.V.(a)	Dec-31	Mexico	100	—	100
Bienes Industriales del Norte, S.A. de C.V.	Dec-31	Mexico	100	100	100
CSI En Ensenada, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
CSI En Saltillo, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
CSI Tecniservicio, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Evergreen Packaging Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Graham Packaging Plastic Products de Mexico S. de. R.L. de C.V.(a)	Dec-31	Mexico	100	—	100
Grupo Corporativo Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2011	2010	2011
Grupo CSI de México, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Maxpack, S. de R.L. de C.V.(m)	Dec-31	Mexico	—	100	—
Middle America M.A., S.A. de C.V. (in liquidation)	Dec-31	Mexico	100	100	100
Pactiv Foodservice Mexico S. de R.L. de C.V. (formerly Central de Bolsas S. de R.L. de C.V.)(l)	Dec-31	Mexico	100	100	100
Pactiv Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Pactiv North American Holdings, S. de R.L. de C.V. (formerly Pactiv North American Holdings LLC)(u)	Dec-31	Mexico	—	100	—
Reynolds Metals Company de Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Servicio Terrestre Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Servicios Graham Packaging, S. de. R.L. de C.V.(a)	Dec-31	Mexico	100	—	100
Servicios Industriales Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Servicios Integrales de Operacion, S.A. de C.V.	Dec-31	Mexico	100	100	100
SIG Combibloc México, S.A. de C.V.	Dec-31	Mexico	100	100	100
SIG Simonazzi México, S.A. de C.V. (in liquidation)	Dec-31	Mexico	100	100	100
Tecnicos de Tapas Innovativas, S.A. de C.V.	Dec-31	Mexico	100	100	100
Closures Systems International Nepal Private Limited	Jul-31	Nepal	76	76	76
Beverage Packaging Holdings (Netherlands) B.V.	Dec-31	Netherlands	100	100	100
Closure Systems International B.V.	Dec-31	Netherlands	100	100	100
Evergreen Packaging International B.V.	Dec-31	Netherlands	100	100	100
Graham Packaging Company B.V.(a)	Dec-31	Netherlands	100	—	100
Graham Packaging Holdings B.V.(a)	Dec-31	Netherlands	100	—	100
Graham Packaging Zoetermeer B.V.(a)	Dec-31	Netherlands	100	—	100
Pactiv Europe B.V.	Dec-31	Netherlands	100	100	100
Reynolds Consumer Products International B.V.	Dec-31	Netherlands	100	100	100
Reynolds Packaging International B.V.	Dec-31	Netherlands	100	100	100
SIG Combibloc B.V.	Dec-31	Netherlands	100	100	100
Whakatane Mill Limited	Dec-31	New Zealand	100	100	100
Envases Panama, S.A.(n)	Dec-31	Panama	—	100	—
Alusud Peru S.A.	Dec-31	Peru	100	100	100
Closure Systems International (Philippines), Inc.	Dec-31	Philippines	100	100	100
Graham Packaging Poland SP. Z.O.O.(a)	Dec-31	Poland	100	—	100
Omni Pac Poland SP. Z.O.O.	Dec-31	Poland	100	100	100
SIG Combibloc SP. Z.O.O.	Dec-31	Poland	100	100	100
CSI Vostok Limited Liability Company	Dec-31	Russia	100	100	100
OOO SIG Combibloc	Dec-31	Russia	100	100	100
Pactiv Asia Pte Ltd	Dec-31	Singapore	100	100	100
Closure Systems International España, S.L.U.	Dec-31	Spain	100	100	100
Closure Systems International Holdings (Spain), S.A.	Dec-31	Spain	100	100	100
Graham Packaging Iberica S.L.(a)	Dec-31	Spain	100	—	100
Reynolds Food Packaging Spain, S.L.U.	Dec-31	Spain	100	100	100
SIG Combibloc S.A.	Dec-31	Spain	100	100	100
SIG Combibloc AB	Dec-31	Sweden	100	100	100
SIG allCap AG	Dec-31	Switzerland	100	100	100
SIG Combibloc Procurement AG	Dec-31	Switzerland	100	100	100
SIG Combibloc (Schweiz) AG	Dec-31	Switzerland	100	100	100
SIG Combibloc Group AG	Dec-31	Switzerland	100	100	100
SIG Reinag AG	Dec-31	Switzerland	100	100	100
SIG Schweizerische Industrie-Gesellschaft AG	Dec-31	Switzerland	100	100	100
SIG Technology AG	Dec-31	Switzerland	100	100	100
Evergreen Packaging (Taiwan) Co. Limited	Dec-31	Taiwan	100	100	100
SIG Combibloc Taiwan Ltd.	Dec-31	Taiwan	100	100	100
SIG Combibloc Ltd.	Dec-31	Thailand	100	100	100

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2011	2010	2011
Closure Systems International Plastik Ithalat Ihracat Sanayi Ve Ticaret Limited Sirketi	Dec-31	Turkey	100	100	100
Graham Plastpak Plastik Ambalaj Sanayi A.S.(a)	Dec-31	Turkey	100	—	100
SIG Combibloc Paketleme Ve Ticaret Limited Sirketi	Dec-31	Turkey	100	100	100
Alpha Products (Bristol) Limited	Dec-31	United Kingdom	100	100	100
Closure Systems International (UK) Limited	Dec-31	United Kingdom	100	100	100
Graham Packaging European Services Limited(a)	Dec-31	United Kingdom	100	—	100
Graham Packaging Plastics Limited(a)	Dec-31	United Kingdom	100	—	100
Graham Packaging U.K. Limited(a)	Dec-31	United Kingdom	100	—	100
IVEX Holdings, Ltd.	Dec-31	United Kingdom	100	100	100
J. & W. Baldwin (Holdings) Limited	Dec-31	United Kingdom	100	100	100
Kama Europe Limited	Dec-31	United Kingdom	100	100	100
Omni-Pac U.K. Limited	Dec-31	United Kingdom	100	100	100
Pactiv (Caerphilly) Limited	Dec-31	United Kingdom	100	100	100
Pactiv (Films) Limited	Dec-31	United Kingdom	100	100	100
Pactiv (Stanley) Limited (in liquidation)	Dec-31	United Kingdom	100	100	100
Pactiv Limited (in liquidation)	Dec-31	United Kingdom	100	100	100
Reynolds Consumer Products (UK) Limited	Dec-31	United Kingdom	100	100	100
Reynolds Subco (UK) Limited	Dec-31	United Kingdom	100	100	100
SIG Combibloc Limited	Dec-31	United Kingdom	100	100	100
SIG Holdings (UK) Ltd.	Dec-31	United Kingdom	100	100	100
The Baldwin Group Ltd.	Dec-31	United Kingdom	100	100	100
Baker's Choice Products, Inc.	Dec-31	U.S.A.	100	100	100
BCP/Graham Holdings L.L.C.(a)	Dec-31	U.S.A.	100	—	100
Blue Ridge Holding Corp.	Dec-31	U.S.A.	100	100	100
Blue Ridge Paper Products Inc.	Dec-31	U.S.A.	100	100	100
BRPP, LLC	Dec-31	U.S.A.	100	100	100
Bucephalas Acquisition Corp.(o)	Dec-31	U.S.A.	—	—	—
Closure Systems International Americas, Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems International Holdings Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems International Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems International Packaging Machinery Inc. (formerly Reynolds Packaging Machinery Inc.)(z)	Dec-31	U.S.A.	100	100	100
Closure Systems Mexico Holdings LLC	Dec-31	U.S.A.	100	100	100
Coast-Packaging Company (California General Partnership)(b)	Dec-31	U.S.A.	50	50	50
CSI Mexico LLC	Dec-31	U.S.A.	100	100	100
CSI Sales & Technical Services Inc.	Dec-31	U.S.A.	100	100	100
Dopaco, Inc.(p)	Dec-31	U.S.A.	100	—	100
Evergreen Packaging Inc.	Dec-31	U.S.A.	100	100	100
Evergreen Packaging International (US) Inc.	Dec-31	U.S.A.	100	100	100
Evergreen Packaging USA Inc.	Dec-31	U.S.A.	100	100	100
GPACSUB LLC(a)	Dec-31	U.S.A.	100	—	100
GPC Capital Corp. I(a)	Dec-31	U.S.A.	100	—	100
GPC Capital Corp. II(a)	Dec-31	U.S.A.	100	—	100
GPC Holdings LLC(a)	Dec-31	U.S.A.	100	—	100
GPC Merger LLC(a)(q)	Dec-31	U.S.A.	—	—	—
GPC Opco GP LLC(a)	Dec-31	U.S.A.	100	—	100
GPC Sub GP LLC(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Acquisition Corporation(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Comerc USA LLC(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Company Europe LLC(r)	Dec-31	U.S.A.	100	—	100
Graham Packaging Company Inc.(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Company L.P.(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Controllers USA LLC(a)	Dec-31	U.S.A.	100	—	100

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2011	2010	2011
Graham Packaging France Partners(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging GP Acquisition LLC(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Holdings Company(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging International Plastics Products Inc.(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Latin America LLC(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging LC, L.P.(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Leasing USA LLC(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging LP Acquisition LLC(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Minster LLC(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging PET Technologies Inc.(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Plastic Products Inc.(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Poland L.P.(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging PX Company(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging PX Holding Corporation(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging PX, LLC(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Regioplast STS Inc.(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Technological Specialties LLC(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging West Jordan, LLC(a)	Dec-31	U.S.A.	100	—	100
Graham Recycling Company L.P.(a)	Dec-31	U.S.A.	100	—	100
Newspring Industrial Corp.	Dec-31	U.S.A.	100	100	100
Pactiv Germany Holdings Inc.	Dec-31	U.S.A.	100	100	100
Pactiv International Holdings Inc.	Dec-31	U.S.A.	100	100	100
Pactiv LLC (formerly Pactiv Corporation)(s)	Dec-31	U.S.A.	100	100	100
Pactiv Factoring LLC	Dec-31	U.S.A.	100	100	100
Pactiv Management Company LLC	Dec-31	U.S.A.	100	100	100
Pactiv NA II LLC(t)	Dec-31	U.S.A.	100	100	100
Pactiv Retirement Administration LLC	Dec-31	U.S.A.	100	100	100
Pactiv RSA LLC	Dec-31	U.S.A.	100	100	100
PCA West Inc.	Dec-31	U.S.A.	100	100	100
Prairie Packaging, Inc.	Dec-31	U.S.A.	100	100	100
PWP Holdings, Inc.	Dec-31	U.S.A.	100	100	100
PWP Industries, Inc.	Dec-31	U.S.A.	100	100	100
RenPac Holdings Inc.(v)	Dec-31	U.S.A.	100	—	100
Reynolds Consumer Products Holdings LLC (formerly Reynolds Consumer Products Holdings Inc.)(w)	Dec-31	U.S.A.	100	100	100
Reynolds Consumer Products, Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Flexible Packaging Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Foil Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Food Packaging LLC	Dec-31	U.S.A.	100	100	100
Reynolds Group Holdings Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Group Issuer Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Group Issuer LLC	Dec-31	U.S.A.	100	100	100
Reynolds Manufacturing, Inc.(x)	Dec-31	U.S.A.	100	—	100
Reynolds Packaging Holdings LLC (formerly Reynolds Packaging Inc.)(y)	Dec-31	U.S.A.	100	100	100
Reynolds Packaging Kama Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Packaging LLC	Dec-31	U.S.A.	100	100	100
Reynolds Services Inc.	Dec-31	U.S.A.	100	100	100
RGHL US Escrow II Inc.(aa)	Dec-31	U.S.A.	—	—	—
RGHL US Escrow II LLC(cc)	Dec-31	U.S.A.	—	—	—
RGHL US Escrow Holdings II Inc.(bb)	Dec-31	U.S.A.	—	—	—
SIG Combibloc Inc.	Dec-31	U.S.A.	100	100	100
SIG Holding USA LLC (formerly SIG Holding USA, Inc.)(dd)	Dec-31	U.S.A.	100	100	100
Southern Plastics, Inc.	Dec-31	U.S.A.	100	100	100

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2011	2010	2011
The Corinth and Counce Railroad Company(ee)	Dec-31	U.S.A.	—	100	—
Ultra Pac, Inc.	Dec-31	U.S.A.	100	100	100
Union Packaging LLC(p)(ff)	Dec-31	U.S.A.	—	—	—
Alusud Venezuela S.A.	Dec-31	Venezuela	100	100	100
Graham Packaging Plasticos de Venezuela C.A.(a)	Dec-31	Venezuela	100	—	100
SIG Vietnam Ltd.	Dec-31	Vietnam	100	100	100

(a)	Acquired as part of the Graham Packaging Acquisition on September 8, 2011.

(b)	The Group has control as it has the power to govern the financial and operating policies of the entity.

(c)	Amalgamated into a "new" Pactiv Canada Inc. on July 1, 2011.

(d)	Acquired as part of the Dopaco Acquisition on May 2, 2011 by Reynolds Food Packaging Canada Inc.

(e)	Incorporated on July 1, 2011.

(f)	Merged with SIG Beteiligungs GmbH on September 15, 2011.

(g)	Changed name to SIG Beteiligungs GmbH on September 15, 2011.

(h)	Merged into CSI Hungary Manufacturing and Trading Limited Liability Company on December 31, 2011.

(i)	Incorporated on December 21, 2011.

(j)	Incorporated on December 20, 2011.

(k)	Liquidation was concluded on January 18, 2011 and the company subsequently deregistered.

(l)	Changed name to Pactiv Foodservice Mexico, S. de R.L. de C.V. on September 27, 2011.

(m)	Merged into Pactiv Foodservice Mexico, S. de R.L. de C.V. on December 31, 2011.

(n)	Dissolved on February 11, 2011.

(o)	Incorporated on June 13, 2011, and subsequently merged into Graham Packaging Company Inc. on September 8, 2011.

(p)	Acquired as part of the Dopaco Acquisition on May 2, 2011 by Pactiv Corporation, now Pactiv LLC.

(q)	Merged into Graham Packaging Holdings Company on September 12, 2011.

(r)	Incorporated on December 13, 2011.

(s)	Converted to a Delaware limited liability company on December 31, 2011 becoming Pactiv LLC.

(t)	Incorporated on February 8, 2011.

(u)
Redomiciled from U.S.A. to Mexico and transformed to a Mexican company as a "S. de R.L. de C.V.", following which Pactiv North American Holdings, S. de R.L. de C.V. and Central de Bolsas, S. de R.L. de C.V. merged, with the latter being the surviving entity. The merger was effective March 29, 2011.

(v)	Incorporated on September 29, 2011.

(w)	Converted to a Delaware limited liability company on December 31, 2011 becoming Reynolds Consumer Products Holdings LLC.

(x)	Incorporated on September 14, 2011.

(y)	Converted to a Delaware limited liability company on December 31, 2011 becoming Reynolds Packaging Holdings LLC.

(z)	Changed name to Closure Systems International Packaging Machinery Inc. on March 2, 2011.

(aa)	Incorporated on July 7, 2011 and subsequently merged into Reynolds Group Issuer Inc. on September 8, 2011.
(bb) Incorporated on July 7, 2011 and subsequently merged into Reynolds Group Holdings Inc. on September 8, 2011.
(cc) Incorporated on July 7, 2011 and subsequently merged into Reynolds Group Issuer LLC on September 8, 2011.
(dd) Converted to a Delaware limited liability company on December 31, 2011 becoming SIG Holding USA, LLC.
(ee) Dissolved on December 6, 2011.
(ff) Sold on May 18, 2011.

32.     Business combinations under common control

On May 4, 2010, the Group acquired the business operations of Evergreen from subsidiaries of Rank Group Limited. At the time of this transaction, both the Group and Evergreen were ultimately 100% owned by Mr. Graeme Hart. The original acquisitions of the Evergreen businesses were completed between January 31, 2007 and August 1, 2007.

On September 1, 2010, the Group acquired the operations of the Reynolds foodservice packaging businesses from subsidiaries of Reynolds (NZ) Limited (“Reynolds (NZ)”). At the time of this transaction, both the Group and Reynolds (NZ) were ultimately 100% owned by Mr. Graeme Hart. The original acquisition of the Reynolds foodservice packaging businesses was completed on February 29, 2008.

The following table shows the effect of the legal consummation of the acquisitions of Evergreen and the Reynolds foodservice packaging business as of their respective dates of acquisition by the Group:

(In $ million)	Evergreen	Reynolds foodservice packaging	Total
Total consideration*	1,612	342	1,954
Net book value of share capital of the acquired businesses	(713)	(193)	(906)
Difference between total consideration and net book value of share capital of acquired businesses**	899	149	1,048

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

On November 5, 2009, the Group acquired the business operations of the Closures segment and the Reynolds consumer products business from subsidiaries of Reynolds (NZ). At the time of this transaction, both the Group and Reynolds (NZ) were ultimately 100% owned by Mr. Graeme Hart. The original acquisition of the Closures segment and the Reynolds consumer products business by subsidiaries of Reynolds (NZ) was substantially completed on February 29, 2008. As of November 5, 2009, the effect of the legal consummation of the acquisition was as follows:

(In $ million)	Closures	Reynolds consumer products	Total
Total consideration*	708	984	1,692
Net book value of share capital of the acquired businesses	(467)	(641)	(1,108)
Difference between total consideration and net book value of share capital of the acquired businesses**	241	343	584

*
The Group has accounted for the acquisitions under the principles of common control. As a result, the cash acquired as part of the acquisitions is already included in the Group's cash balance and does not form part of the net cash outflow. Further, the results of operations of the businesses acquired are included in the statements of comprehensive income from January 31, 2007 for Evergreen, and from February 29, 2008 for the Closures, Reynolds consumer products, and Reynolds foodservice packaging businesses.

**
In accordance with the Group's accounting policy for acquisitions under common control, the difference between the share capital of the acquired businesses and the consideration paid (which represented the fair value) has been recognized directly in equity as part of other reserves. Differences in the consideration paid at the date of the legal acquisition by the Group of these businesses and those amounts paid when originally acquired by entities under the common control of the ultimate shareholder reflect changes in the relative fair value. Such changes related to value created within these businesses through events such as the realization of the cost savings initiatives and operational synergies combined with the changes within the market in which they operate.

33.    Business combinations

Graham Packaging

On September 8, 2011, the Group acquired 100% of the outstanding shares of Graham Packaging Company Inc. (“Graham Packaging”) and units of Graham Packaging Holdings, L.P. for an aggregate purchase price of $1,797 million. The consideration was paid in cash. There is no contingent consideration payable.
Graham Packaging is a leading global supplier of value-added rigid plastic containers for the food, specialty beverage and consumer products markets.

Funding for the purchase of the shares, the repayment of $1,935 million of certain existing indebtedness of Graham Packaging and associated transaction costs was provided through the combination of the $1,500 million principal amount of the August 2011 Senior Secured Notes, a portion of the $1,000 million principal amount of the August 2011 Senior Notes, the $2,000 million principal amount of the August 2011 Credit Agreement and available cash.

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

The Group finalized the allocation of the purchase price and has reflected this as of the date of acquisition. In undertaking the Group's evaluation of the purchase price as of the date of acquisition, management has taken into consideration a number of market participant factors such as historical margins achieved by the acquired operations, the contractual terms of certain agreements and in certain more complex areas sought the assistance of third party professionals who have an appropriate level of understanding of market-based valuation techniques. The following table presents the preliminary values previously reported as of September 8, 2011, and any adjustments made to those values:

(In $ million)	Provisional values recognized on September 8, 2011(a)	Measurement period adjustments(b)	Final purchase price allocation
Cash and cash equivalents	146	—	146
Trade and other receivables	338	(10)	328
Inventories	300	(9)	291
Current tax assets	3	1	4
Assets held for sale	7	—	7
Investments in associates and joint ventures	1	—	1
Deferred tax assets	7	(5)	2
Property, plant and equipment	1,438	(36)	1,402
Intangible assets (excluding goodwill)	1,679	696	2,375
Derivative assets	9	—	9
Other current and non-current assets	19	11	30
Trade and other payables(c)	(694)	(2)	(696)
Current tax liabilities	(10)	(29)	(39)
Borrowings	(2,852)	1	(2,851)
Deferred tax liabilities	(405)	(184)	(589)
Provisions and employee benefits	(201)	(6)	(207)
Net assets (liabilities) acquired	(215)	428	213
Goodwill on acquisition	2,012	(428)	1,584
Net assets acquired	1,797	—	1,797
Consideration paid in cash	1,797	—	1,797
Net cash acquired	(146)	—	(146)
Net cash outflow	1,651	—	1,651

(a)	Represents the preliminary values of assets, liabilities and contingent liabilities recognized on the acquisition date based on estimated fair values.

(b)
The measurement period adjustments predominantly relate to finalizing the fair values of separately identifiable intangible assets and property, plant and equipment following valuations by third party valuation firms. The finalization of the fair values of the separately identifiable intangible assets and property, plant and equipment resulted in a net increase in deferred tax liabilities.

(c)
In connection with the acquisition of Graham Packaging, amounts under an existing income tax receivable agreement with certain pre-IPO shareholders became due and payable. Such amounts which were settled after the date of acquisition are reflected in the statement of cash flows as a financing activity.

Acquisition costs of $24 million are included in other expenses in the statement of comprehensive income for the period ended December 31, 2011.

The fair value of trade receivables is $320 million. The gross contractual amount of trade receivables is $320 million, all of which is expected to be collectible.

The goodwill of $1,584 million recognized on the acquisition is mainly attributable to the skills of the acquired work force and the synergies expected to be achieved from combining Graham Packaging into the Group. This includes $140 million of goodwill that was allocated to other business segments. The procurement synergies will result primarily from leveraging raw material purchasing and sharing best practices across the Group. The operational synergies will result primarily from a more efficient plant footprint and sharing of manufacturing best practices across the Group. Goodwill of $402 million is expected to be deductible for income tax purposes.

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

The significant identifiable intangible assets and their fair values and estimated useful lives are as follows:

Types of Identifiable Intangible Assets	Fair value (in $ million)	Estimated Useful Life
Trade names	250	Indefinite
Customer relationships	1,580	17 to 22 years
Technology	540	10 to 15 years
Non-compete agreement	2	1 year
Land use rights	3	43 years
	2,375

Trade name

The Graham Packaging trade name has been valued as a business to business trade name with an indefinite life.

Customer relationships

Graham Packaging's operations are characterized by contractual arrangements with customers for the supply of finished packaging products. The separately identifiable intangible asset reflects the value that is attributable to the existing contractual arrangements and the value that is expected from the ongoing relationships beyond the existing contractual periods. The estimated useful life ranges from 17 to 22 years.

Technology

Graham Packaging's operations include certain proprietary knowledge and processes that have been internally developed. The business operates in product categories where customers and end-users value the technology and innovation that Graham Packaging's custom plastic containers offer as an alternative to traditional packaging materials. The estimated useful life ranges from 10 to 15 years.

Pre-acquisition results

Prior to the acquisition, Graham Packaging reported its results under U.S. GAAP. Accordingly, it is not practical to illustrate the impact that the fair value adjustments had on the historical acquisition date values of assets and liabilities.

Graham Packaging contributed revenues of $967 million, a loss after income tax of $64 million, EBITDA of $105 million and Adjusted EBITDA of $156 million to the Group for the period from September 8, 2011 to December 31, 2011. If the acquisition had occurred on January 1, 2011, management estimates that Graham Packaging would have contributed on a pro forma basis additional revenue of $2,130 million, a loss after income tax of $277 million, EBITDA of $43 million and Adjusted EBITDA of $388 million. These amounts are unaudited.

Dopaco

On May 2, 2011, the Group acquired 100% of the outstanding shares of Dopaco Inc. and Dopaco Canada Inc. (collectively “Dopaco”) for an aggregate purchase price of $395 million, including a $3 million working capital adjustment which was settled in October 2011 (the "Dopaco Acquisition"). The consideration was paid in cash. There is no contingent consideration payable. Funding for the purchase consideration was provided through existing cash.

Dopaco is a manufacturer of paper cups and folding cartons for the quick-service restaurant and foodservice industries in the United States and Canada. The new product lines complement and enhance the Group’s existing product lines, allowing it to offer a broader product range and additional customer relationships. Dopaco is included in the Group's Pactiv Foodservice segment.

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

The Group finalized the allocation of the purchase price and has reflected this as of the date of acquisition. In undertaking the Group's evaluation of the purchase price as of the date of acquisition, management has taken into consideration a number of market participant factors such as historical margins achieved by the acquired operations, the contractual terms of certain agreements and in certain more complex areas sought the assistance of third party professionals who have an appropriate level of understanding of market based valuation technique. The following table presents the preliminary values previously reported as of May 2, 2011, and any adjustments made to those values:

(In $ million)	Provisional values recognized on May 2, 2011(a)	Measurement period adjustments(b)	Final purchase price allocation
Cash and cash equivalents	3	—	3
Trade and other receivables	33	—	33
Assets held for sale	3	—	3
Deferred tax assets	4	—	4
Inventories	58	1	59
Property, plant and equipment	152	(28)	124
Intangible assets (excluding goodwill)	16	72	88
Other current and non-current assets	5	1	6
Bank overdrafts	(5)	—	(5)
Trade and other payables	(20)	(4)	(24)
Deferred tax liabilities	(32)	(8)	(40)
Provisions and employee benefits	(24)	(2)	(26)
Net assets acquired	193	32	225
Goodwill on acquisition	205	(35)	170
Net assets acquired	398	(3)	395
Consideration paid in cash	398	(3)	395
Bank overdraft acquired	2	—	2
Net cash outflow	400	(3)	397

(a)	Represents the preliminary values of assets, liabilities and contingent liabilities recognized on the acquisition date based on estimated fair values.

(b)
The measurement period adjustments predominantly relate to finalizing the values of property, plant and equipment and identifiable intangible assets and the associated deferred taxes thereon. Other measurement period adjustments have arisen from the finalization of reviews of the balance sheet reconciliations as of the date of acquisition. The depreciation and amortization impact from these provisional changes to fair values had been recognized during the period ended December 31, 2011.

Acquisition-related costs of $6 million are included in other expenses in the statement of comprehensive income for the period ended December 31, 2011.

The goodwill recognized on the acquisition is attributable mainly to the skill of the acquired business’ work force and the synergies expected to be achieved from integrating Dopaco into the Group. None of the goodwill recognized is expected to be deductible for income tax purposes.

The preliminary values attributed to the separately identifiable intangible assets were established shortly after the date of acquisition in May 2011 through the assistance of an external third party valuer. Subsequent to this assessment the Group has verified the reasonableness of all key assumptions including royalty rate, growth rates, business mix and discount rate. This review process involved feedback and further input from a wide range of senior executives which has enabled the Group to further refine the initial assumptions as of the date of acquisition. As a result management has revised and finalized the values initially established for the separately identifiable intangible assets as of the date of acquisition. The significant identifiable intangible assets and their fair values and estimated useful lives are as follows:

Types of Identifiable Intangible Assets	Fair value (in $ million)	Estimated useful life
Customer relationships	77	9 to 14 years
Trade names	6	5 years
Patents	4	10 years
Emission reduction credit	1	Indefinite
	88

Customer relationships

Customer relationships represent the value attributable to purchased long-standing business relationships which have been cultivated over the years with customers.

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

Trade name

The Dopaco trade name is a business to business trade name under which the products are sold. The preliminary value of the trade name is being amortized over 5 years as it is a defensible intangible asset.

Pre-acquisition results

Dopaco contributed revenues of $331 million, profit after income tax of $7 million, EBITDA of $28 million and Adjusted EBITDA of $45 million to the Group for the period from May 2, 2011 to December 31, 2011. If the acquisition had occurred on January 1, 2011, the Group estimates that Dopaco would have contributed on a pro forma basis additional revenue of $153 million, profit after tax of $5 million, EBITDA of $14 million and Adjusted EBITDA of $17 million. These amounts are unaudited.

Pactiv Corporation

On November 16, 2010, the Group acquired 100% of the outstanding common stock of Pactiv Corporation (“Pactiv”) for a purchase price of $4,452 million (the “Pactiv Acquisition”). The consideration was paid in cash. There is no contingent consideration payable. Funding for the purchase consideration and the refinancing of certain borrowings that were acquired was provided through a combination of additional borrowings, additional equity and existing cash.

Pactiv is a leading manufacturer of consumer and foodservice packaging products in the United States. The acquisition of Pactiv brought together two consumer and foodservice packaging platforms. The combination increased the Group's product, geographic and customer diversification and created an extensive and diverse distribution network. The products of the Group and Pactiv are complementary, providing the combined Group with opportunities to generate incremental revenue through cross-selling and category expansion. The Group expects to realize cost savings and operational synergies by consolidating facilities, eliminating duplicative operations, improving supply chain management and achieving other efficiencies.

This acquisition had the following effect on the Group's assets and liabilities at the acquisition date:

(In $ million)	Recognized values on acquisition
Cash and cash equivalents, net of bank overdrafts	91
Trade and other receivables	472
Current tax assets	49
Deferred tax assets	27
Inventories	547
Property, plant and equipment	1,429
Intangible assets (excluding goodwill)	2,715
Other current and non-current assets	60
Trade and other payables	(418)
Borrowings	(1,485)
Deferred tax liabilities	(877)
Provisions and employee benefits	(1,071)
Net assets acquired	1,539
Non-controlling interests	(18)
Goodwill on acquisition	2,931
Net assets acquired	4,452
Consideration paid in cash	4,452
Net cash acquired	(91)
Net cash flow	4,361

Acquisition-related costs of $10 million are included in other expenses in the statement of comprehensive income for the period ended December 31, 2010.

The Group identified and measured the property, plant and equipment and separately identifiable intangible assets (excluding goodwill) of $1,429 million and $2,715 million, respectively, with the assistance of a third party valuer.

The fair value of trade receivables is $472 million. The gross contractual amount of trade receivables due at acquisition was $517 million, of which $45 million was expected to be uncollectible.

The goodwill of $2,931 million recognized on the acquisition is mainly attributable to the skills of the acquired work force and the synergies expected to be achieved from combining Pactiv into the Group. The synergies largely relate to benefits from (a) large scale efficiencies in integration of sales, marketing and administration functions, information technology resources, and leveraging lean production capabilities across facilities, (b) eight to nine plant closures, (c) "one face" customer servicing organization, (d) streamlining warehouse and logistics, and (e) centralizing procurement. Except for $514 million, the goodwill recognized is not deductible for income tax purposes.

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

The significant identifiable intangible assets and their fair values and estimated useful lives are as follows:

Types of Identifiable Intangible Assets	Fair value (in $ million)	Estimated useful life
Trade names - indefinite life	1,075	Indefinite
Trade names - definite life	39	5 years
Customer relationships	1,321	20 years
Technology	188	7.5 years
Permits	88	Indefinite
Favorable leasehold	4	3 to 8 years
	2,715

Trade names

The Pactiv Foodservice trade name has been valued as a business to business trade name with an indefinite life. The Hefty trade name has been valued as a consumer trade name with an indefinite life. The Pactiv trade name used in the consumer products business has been valued as a business to business trade name with a five year useful life.

Customer and distributor relationships

Pactiv’s operations are characterized by arrangements with customers and distributors for the supply of finished packaging products. The separately identifiable intangible assets reflect the estimated value that is attributable to the existing arrangements and the value that is expected from the ongoing relationship.

Technology

Pactiv’s operations include certain proprietary knowledge and processes that have been developed internally. The business operates in product categories where customers and end-users value the technology and innovation that Pactiv’s custom packaging products offer as an alternative to traditional packaging materials.

Permits

Manufacturers that emit pollutants or use hazardous materials are required to meet various federal and state regulatory requirements and obtain the necessary operating permits. Pactiv has obtained numerous operating permits for its plants over the years. As regulatory requirements have evolved, several of its existing permits have been grandfathered and would be very costly, or even impossible, to obtain today.

Pre-acquisition results

The operating results of Pactiv's consumer products and foodservice packaging businesses have been combined with the operating results of the Group's Reynolds Consumer Products and Pactiv Foodservice segments, respectively, since the consummation of the Pactiv Acquisition. As the products and systems of these businesses are now integrated within each related segment, other than revenue, we are unable to quantify the results of the acquired businesses on a stand-alone basis for the year ended December 31, 2011. For the period from January 1, 2011 to November 16, 2011, Pactiv's revenue was $3,494 million. For the period ended December 31, 2010, Pactiv’s revenue, profit from operating activities, EBITDA and Adjusted EBITDA were $3,679 million, $254 million, $465 million and $656 million, respectively. These amounts provided on a pro forma basis are unaudited and include IFRS adjustments and therefore will not agree to historically reported Pactiv results as Pactiv reported its results under U.S. GAAP.

Closure Systems International Americas, Inc.

On February 1, 2010, the Group purchased 100% of the issued capital of Obrist Americas, Inc., a U.S. manufacturer of plastic non-dispensing screw closures for carbonated soft drinks and water containers. Total consideration for the acquisition was $36 million and was paid in cash. The acquired company was subsequently renamed Closure Systems International Americas, Inc. (“CSI Americas”).

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

This acquisition had the following effect on the Group's assets and liabilities at the acquisition date:

(In $ million)	Recognized values on acquisition
Cash and cash equivalents	11
Trade and other receivables	3
Inventories	10
Deferred tax assets	11
Property, plant and equipment	14
Intangible assets (excluding goodwill)	4
Trade and other payables	(7)
Net assets acquired	46
Difference between net assets acquired and consideration paid	(10)
Consideration paid, settled in cash	36
Cash acquired	(11)
Net cash outflow	25

The acquisition of CSI Americas contributed revenue of $52 million and a net profit of $3 million to the Group for the period ended December 31, 2010. If the purchase had occurred on January 1, 2010, management estimates that CSI Americas would have contributed additional revenue of $4 million, additional EBITDA of $3 million and additional profit after tax of $1 million.

34.    Operating leases

Leases as lessee

Non-cancellable operating lease rentals are payable as follows:

	As of December 31,
(In $ million)	2011	2010
Less than one year	111	69
Between 1 and 5 years	247	146
More than 5 years	83	79
Total	441	294

During the period ended December 31, 2011, $107 million was recognized as an expense in the statement of comprehensive income as a component of the profit or loss in respect of operating leases (2010: $51 million; 2009: $50 million).

Leases as lessor

The SIG Combibloc segment leases to customers filling machines under operating leases. The future minimum lease payments under non-cancellable leases are as follows:

	As of December 31,
(In $ million)	2011	2010
Less than one year	12	13
Between 1 and 5 years	27	31
More than 5 years	2	3
Total	41	47

During the period ended December 31, 2011 $15 million was recognized as revenue in the statement of comprehensive income (2010: $21 million; 2009: $17 million).

35.    Capital commitments

As of December 31, 2011, the Group had entered into contracts to incur capital expenditure of $106 million (2010: $95 million) for the acquisition of property, plant and equipment. These commitments are expected to be settled in the following financial year.

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

36.    Contingencies

	As of December 31,
(In $ million)	2011	2010
Contingent liabilities	19	31

The contingent liabilities primarily arise from the guarantees given to banks granting credit facilities to the Group's joint venture company SIG Combibloc Obeikan Company Limited, in Riyadh, Kingdom of Saudi Arabia.

Litigation and legal proceedings

The Group is party to legal proceedings arising from its operations. The Group establishes provisions for claims and proceedings that constitute a present obligation when it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of such obligation can be made. While it is not possible to predict the outcome of any of these matters, based on management's assessment of the facts and circumstances now known, management does not believe any of these matters, individually or in the aggregate, will have a material adverse effect on the Group's financial position, results of operations or cash flows. However, actual outcomes may differ from those expected and could have a material effect on the Group's financial position, results of operations or cash flows in a particular future period. As of December 31, 2011, except for amounts provided, there were no legal proceedings pending other than those for which the Group has determined that the possibility of a material outflow is remote.

Security and guarantee arrangements

Certain members of the Group have entered into guarantee and security arrangements in respect of the Group's indebtedness as described in note 25.

37. Subsequent events

Financing transactions
On February 15, 2012, certain members of the Group issued $1,250 million principal amount of 9.875% senior notes due 2019 (the “February 2012 Notes”). Interest on the February 2012 Notes is paid semi-annually on February 15 and August 15 of each year, commencing August 15, 2012. All of the guarantors of the August 2011 Credit Agreement have guaranteed the obligations under the February 2012 Notes to the extent permitted by law.

The net proceeds from the February 2012 Notes were used to redeem and discharge the $14 million outstanding aggregate principal amount of the Graham Packaging 2017 Notes, the $19 million outstanding aggregate principal amount of the Graham Packaging 2018 Notes, the $355 million outstanding aggregate principal amount of the Graham Packaging 2014 Notes and the $249 million outstanding aggregate principal amount of the Pactiv 2012 Notes. The loss on extinguishment of this debt was $1 million in aggregate. The remaining net proceeds from the February 2012 Notes were used for general corporate purposes.

On March 20, 2012, Graham Packaging Holdings Company and certain of its subsidiaries organized in the United States guaranteed the February 2012 Notes, the Notes, the 2007 Notes and the August 2011 Credit Agreement and provided collateral security for the Secured Notes and the August 2011 Credit Agreement.

Following the guarantee of the August 2011 Credit Agreement by Graham Packaging Holdings Company and certain of its subsidiaries as described above, the requirement to make additional principal amortization payments of $50 million per quarter under the August 2011 Credit Agreement terminated.

RGHL and certain members of the Group filed registration statements with the SEC pursuant the Securities Act of 1933, as amended, for a registered offer to exchange the Notes for new registered notes having terms substantially identical to the terms of the original Notes. The registration statement with respect to the Notes other than the February 2012 Senior Notes was declared effective by the SEC on June 25, 2012, and on July 25, 2012 the exchange offer for the new registered notes was consummated. The registration statement with respect to the February 2012 Senior Notes was declared effective by the SEC on July 12, 2012, and on August 10, 2012, RGHL and certain members of the Group consummated the exchange offer and consent solicitation whereby (i) $1,241 million of the outstanding principal amount of the February 2012 Senior Notes were exchanged for a corresponding principal amount of additional registered August 2011 Senior Notes, and (ii) a majority of the holders of the February 2012 Senior Notes consented to the removal of certain indenture restrictions and other provisions with respect to the remaining $9 million outstanding principal amount of February 2012 Senior Notes following the consummation of the exchange offer and consent solicitation.

On September 27, 2012, $500 million of the Tranche C U.S. Term Loan under the August 2011 Credit Agreement was repaid.

On September 28, 2012, certain members of the Group issued $3,250 million principal amount of 5.750% senior secured notes due 2020 (the “September 2012 Senior Secured Notes”). Interest on the September 2012 Senior Secured Notes will be paid semi-annually on April 15 and October 15 of each year, commencing on April 15, 2013. All of the guarantors of the August 2011 Credit Agreement have guaranteed the obligations under the September 2012 Senior Secured Notes, to the extent permitted by law. The net proceeds from the September 2012 Senior Secured Notes were or will be used to repay a portion of the August 2011 Credit Agreement and to repurchase and redeem the 2009 Senior Secured Notes (Dollar) as discussed below and for general corporate purposes.

A portion of the proceeds from the September 2012 Senior Secured Notes was used to repurchase $777 million aggregate principal amount of the 2009 Senior Secured Notes (Dollar) on September 28, 2012 pursuant to a tender offer for the 2009 Senior Secured Notes (Dollar)

Beverage Packaging Holdings Group
Notes to the financial statements
For the period ended December 31, 2011

and to redeem the remaining $348 million aggregate principal amount of the 2009 Senior Secured Notes (Dollar) on October 29, 2012. The loss on extinguishment of the 2009 Senior Secured Notes (Dollar) was $68 million in aggregate.

On September 28, 2012, RGHL and certain members of the Group became parties to an amended and restated senior secured credit agreement (the “September 2012 Credit Agreement”), which amended and restated the terms of the August 2011 Credit Agreement. Under the September 2012 Credit Agreement, $2,235 million and €300 million of term loans were drawn. These proceeds, together with a portion of the proceeds of the September 2012 Senior Secured Notes and available cash of the Group, were used to fully repay and extinguish the Tranche B U.S. Term Loan, Tranche C U.S. Term Loan and European Term Loan under the August 2011 Credit Agreement and to pay fees and expenses in connection with the transaction. The loss on extinguishment of the August 2011 Credit Agreement was $90 million in aggregate. The remaining proceeds have been or will be used for general corporate purposes. The term loans under the September 2012 Credit Agreement mature on September 28, 2018 with quarterly amortization payments of 0.25% per quarter. The U.S. and European term loans incur interest at LIBOR plus a margin of 3.75% and 4.00%, respectively, with a floor of 1.00%. All of the entities that were guarantors of the August 2011 Credit Agreement have guaranteed the September 2012 Credit Agreement, to the extent permitted by law.

RGHL securitization
On November 7, 2012 certain members of the Group entered into a receivables loan and security agreement pursuant to which the Group can borrow up to $600 million (the “Securitization Facility”). The amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables of certain members of the Group. On November 7, 2012 $540 million was drawn under the Securitization Facility. The Securitization Facility matures on November 7, 2017 and bears interest at a floating rate, which on November 7, 2012 was 2.16%. The Securitization Facility is secured by all of the assets of the borrower (including the eligible trade receivables and cash). The terms of the Securitization Facility do not result in the derecognition of the trade receivables by the Group. Amounts drawn under the Securitization Facility will be presented as current borrowings, as amounts drawn are required to be repaid when the receivables are collected.

The proceeds from the Securitization Facility and additional cash resources will be used to redeem the €450 million aggregate principal amount outstanding of 2009 Senior Secured Notes (Euro) and to pay fees and expenses. The 2009 Senior Secured Notes (Euro) will be redeemed at €1,038.75 per €1,000 of face value plus accrued and unpaid interest. The estimated $22 million premium on redemption will be recognized as additional financial expense in the statement of comprehensive income. The redemption of the 2009 Senior Secured Notes (Euro) will also trigger additional financial expense of approximately $9 million, as a result of the write-off of unamortized debt issue costs, original issue discount and embedded derivative balances.
Income taxes
In May 2012, Evergreen submitted a refund claim to the IRS to exclude $235 million of Alternative Fuel Mixture Credits from 2009 taxable income. The refund claim was submitted to the IRS in the course of Evergreen's 2009 federal tax examination. In the same month, Evergreen received a Notice of Proposed Adjustment from the IRS, allowing the refund claim in full. As a result, the Group recognized $96 million of tax benefit.

Other
In January 2012, the Group sold the Pactiv Foodservice laminating operations in Louisville, Kentucky. Cash proceeds from the sale were $80 million (subject to customary post-closing working capital adjustments) resulting in a gain on sale of $66 million.

As a result of Hurricane Sandy, our Pactiv Foodservice facility in Kearny, New Jersey has suffered significant damage, and we expect some loss of revenue. However, we are unable to estimate the loss of revenue and storm-related costs at this time.
Other than the items disclosed above, there have been no events subsequent to December 31, 2011, which would require accrual or disclosure in these financial statements.

Beverage Packaging Holdings (Luxembourg) I S.A.

Financial statements for the period ended
December 31, 2011

Beverage Packaging Holdings (Luxembourg) I S.A.

Contents

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of Beverage Packaging Holdings (Luxembourg) I S.A.:

In our opinion, the accompanying statements of financial position and the related statements of comprehensive income, statements of changes in equity and statements of cash flows present fairly, in all material respects, the financial position of Beverage Packaging Holdings (Luxembourg) I S.A. and its subsidiaries (the "Company") at December 31, 2011 and December 31, 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Chicago, IL
November 14, 2012

Beverage Packaging Holdings (Luxembourg) I S.A.
Statements of comprehensive income

		For the period ended December 31,
(In $ million)	Note	2011*	2010	2009
Revenue	7	11,789	6,774	5,910
Cost of sales	**	(9,725)	(5,524)	(4,691)
Gross profit		2,064	1,250	1,219
Other income	8	87	102	201
Selling, marketing and distribution expenses	**	(347)	(231)	(211)
General and administration expenses	**	(626)	(388)	(366)
Other expenses	10	(268)	(80)	(96)
Share of profit of associates and joint ventures, net of income tax	23	17	18	11
Profit from operating activities		927	671	758
Financial income	12	6	41	13
Financial expenses	12	(1,409)	(750)	(499)
Net financial expenses		(1,403)	(709)	(486)
Income (loss) before income tax		(476)	(38)	272
Income tax benefit (expense)	13	56	(72)	(148)
Profit (loss) for the period		(420)	(110)	124
Other comprehensive income (loss) for the period, net of income tax
Cash flow hedges		—	—	12
Exchange differences on translating foreign operations		(26)	228	71
Transfers from foreign currency translation reserve to profit and loss		—	49	—
Total other comprehensive income (loss) for the period, net of income tax	14	(26)	277	83
Total comprehensive income (loss) for the period		(446)	167	207
Profit (loss) attributable to:
Equity holder of the Group		(422)	(110)	124
Non-controlling interests		2	—	—
		(420)	(110)	124
Total other comprehensive income (loss) attributable to:
Equity holder of the Group		(25)	278	83
Non-controlling interests		(1)	(1)	—
		(26)	277	83

*
In accordance with IFRS 3 (revised) "Business Combinations," the information presented for the period ended December 31, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Graham Packaging acquisition. Refer to note 2.6.

**	For information on expenses by nature, refer to notes 9, 11, 16, 18, 19, 22 and 34.

The statements of comprehensive income should be read in conjunction with the notes to the financial statements.

Beverage Packaging Holdings (Luxembourg) I S.A.
Statements of financial position

		As of December 31,
(In $ million)	Note	2011*	2010
Assets
Cash and cash equivalents	15	597	663
Trade and other receivables	16	1,504	1,145
Inventories	18	1,764	1,281
Current tax assets	21	39	109
Assets held for sale	17	70	18
Derivatives	29	1	12
Other assets		65	62
Total current assets		4,040	3,290
Non-current receivables	16	55	47
Investments in associates and joint ventures	23	119	110
Deferred tax assets	21	29	23
Property, plant and equipment	19	4,546	3,266
Investment properties	20	29	68
Intangible assets	22	12,545	8,748
Derivatives	29	122	77
Other assets		150	75
Total non-current assets		17,595	12,414
Total assets		21,635	15,704
Liabilities
Bank overdrafts		3	12
Trade and other payables	24	1,749	1,239
Liabilities directly associated with assets held for sale	17	20	—
Borrowings	25	520	140
Current tax liabilities	21	161	142
Derivatives	29	16	1
Employee benefits	26	228	195
Provisions	27	98	74
Total current liabilities		2,795	1,803
Non-current payables	24	38	9
Borrowings	25	16,641	11,717
Deferred tax liabilities	21	1,548	1,127
Employee benefits	26	936	971
Provisions	27	134	86
Total non-current liabilities		19,297	13,910
Total liabilities		22,092	15,713
Net liabilities		(457)	(9)
Equity (deficit)
Share capital	28	1,417	1,417
Reserves	28	(1,255)	(1,230)
Accumulated losses		(641)	(219)
Equity (deficit) attributable to equity holder of the Group		(479)	(32)
Non-controlling interests		22	23
Total equity (deficit)		(457)	(9)

*
In accordance with IFRS 3 (revised) "Business Combinations," the information presented as of December 31, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Graham Packaging acquisition. Refer to note 2.6.

The statements of financial position should be read in conjunction with the notes to the financial statements.

Beverage Packaging Holdings (Luxembourg) I S.A.
Statements of changes in equity

(In $ million)	Note	Share capital	Translation of foreign operations	Other reserves	Hedge reserve	Accumulated losses	Equity (deficit) attributable to equity holder of the Group	Non-controlling interests	Total
Balance at the beginning of the period (January 1, 2009)		1,604	(18)	71	(12)	(197)	1,448	17	1,465
Issue of shares (net of issue costs)	28	880	—	—	—	—	880	—	880
Total comprehensive income for the period:
Profit after tax		—	—	—	—	124	124	—	124
Exchange differences on translating foreign operations		—	71	—	—	—	71	—	71
Cash flow hedges		—	—	—	12	—	12	—	12
Total comprehensive income for the period		—	71	—	12	124	207	—	207
Common control transactions	32	(1,108)	—	(584)	—	—	(1,692)	—	(1,692)
Dividends paid to non-controlling interests		—	—	—	—	—	—	(1)	(1)
Balance as of December 31, 2009		1,376	53	(513)	—	(73)	843	16	859
Balance at the beginning of the period (January 1, 2010)		1,376	53	(513)	—	(73)	843	16	859
Issue of shares (net of issue costs)	28	947	—	—	—	—	947	—	947
Total comprehensive income for the period:
Loss after tax		—	—	—	—	(110)	(110)	—	(110)
Exchange differences on translating foreign operations		—	278	—	—	—	278	(1)	277
Total comprehensive income for the period		—	278	—	—	(110)	168	(1)	167
Common control transactions	32	(906)	—	(1,048)	—	—	(1,954)	—	(1,954)
Purchase of non-controlling interest		—	—	—	—	3	3	(5)	(2)
Non-controlling interests acquired through business combinations		—	—	—	—	—	—	18	18
Disposal of business		—	—	—	—	—	—	(3)	(3)
Dividends paid	28	—	—	—	—	(39)	(39)	(2)	(41)
Balance as of December 31, 2010		1,417	331	(1,561)	—	(219)	(32)	23	(9)
Balance at the beginning of the period (January 1, 2011)		1,417	331	(1,561)	—	(219)	(32)	23	(9)
Total comprehensive loss for the period:
Loss after tax		—	—	—	—	(422)	(422)	2	(420)
Exchange differences on translating foreign operations*		—	(25)	—	—	—	(25)	(1)	(26)
Total comprehensive loss for the period*		—	(25)	—	—	(422)	(447)	1	(446)
Dividends paid		—	—	—	—	—	—	(2)	(2)
Balance as of December 31, 2011*		1,417	306	(1,561)	—	(641)	(479)	22	(457)

*
In accordance with IFRS 3 (revised) "Business Combinations," the information presented for the period ended December 31, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Graham Packaging acquisition. Refer to note 2.6.

The statements of changes in equity should be read in conjunction with the notes to the financial statements.

Beverage Packaging Holdings (Luxembourg) I S.A.
Statements of cash flows

		For the period ended December 31,
(In $ million)	Note	2011	2010	2009
Cash flows from operating activities
Cash received from customers		11,486	6,798	6,081
Cash paid to suppliers and employees		(9,868)	(5,635)	(4,941)
Interest paid		(1,003)	(451)	(266)
Income taxes paid, net of refunds received		(88)	(125)	(108)
Change of control payment and other acquisition costs		(84)	(181)	—
Payment to related party for use of tax losses		—	(23)	—
Net cash from operating activities		443	383	766
Cash flows used in investing activities
Purchase of Whakatane Mill		—	(46)	—
Acquisition of property, plant and equipment and investment properties		(511)	(319)	(244)
Proceeds from sale of property, plant and equipment, investment properties and other assets		71	32	41
Acquisition of intangible assets		(9)	(18)	(48)
Acquisition of businesses, net of cash acquired	33	(2,048)	(4,386)	4
Disposal of businesses, net of cash disposed		—	33	—
Disposal of other investments		—	10	4
Pre-acquisition advance to Graham Packaging		(20)	—	—
Receipt of related party advances		—	97	102
Interest received		7	5	8
Dividends received from joint ventures		8	4	1
Net cash used in investing activities		(2,502)	(4,588)	(132)
Cash flows from (used in) financing activities
Acquisitions of business under common control		—	(1,958)	(1,687)
Drawdown of loans and borrowings:
August 2011 Credit Agreement		4,666	—	—
August 2011 Notes		2,482	—	—
February 2011 Notes		2,000
October 2010 Notes		—	3,000	—
May 2010 Notes		—	1,000	—
2009 Notes		—	—	1,789
2009 Credit Agreement		10	2,820	1,404
Other borrowings		13	2	100
Repayment of loans and borrowings:
2011 Credit Agreement		(75)	—	—
2009 Credit Agreement		(4,168)	(38)	—
Graham Packaging borrowings acquired	33	(1,935)	—	—
Graham Packaging 2017 Notes		(239)	—	—
Graham Packaging 2018 Notes		(231)	—	—
Pactiv borrowings acquired		—	(397)	—
Blue Ridge Facility		—	(43)	—
2008 Reynolds Senior Credit Facilities		—	—	(1,500)
2007 SIG Senior Credit Facilities		—	—	(742)
CHH Facility		—	—	(13)
Other borrowings		(4)	(4)	(127)
Payment of liabilities arising from Graham Packaging Acquisition		(252)	—	—
Premium on Graham Packaging 2017 and 2018 Notes		(5)	—	—
Proceeds from issues of share capital		—	322	578
Proceeds from related party borrowings		25	—	68
Repayment of related party borrowings		—	—	(180)
Payment of transaction costs		(279)	(317)	(190)
Purchase of non-controlling interests		—	(3)	—

Beverage Packaging Holdings (Luxembourg) I S.A.
Statements of cash flows

		For the period ended December 31,
(In $ million)	Note	2011	2010	2009
Dividends paid to related parties and non-controlling interests		(2)	(39)	(1)
Net cash from (used in) financing activities		2,006	4,345	(501)
Net increase (decrease) in cash and cash equivalents		(53)	140	133
Cash and cash equivalents at the beginning of the period		651	514	383
Effect of exchange rate fluctuations on cash held		(4)	(3)	(2)
Cash and cash equivalents as of December 31		594	651	514
Cash and cash equivalents comprise
Cash and cash equivalents		597	663	515
Bank overdrafts		(3)	(12)	(1)
Cash and cash equivalents as of December 31		594	651	514

The statements of cash flows should be read in conjunction with the notes to the financial statements.

Beverage Packaging Holdings (Luxembourg) I S.A.
Statements of cash flows

Reconciliation of the profit for the period with the net cash from operating activities

	For the period ended December 31,
(In $ million)	2011	2010	2009
Profit (loss) for the period	(420)	(110)	124
Adjustments for:
Depreciation of property, plant and equipment	650	317	331
Depreciation of investment properties	1	2	2
Asset impairment charges	12	29	13
Amortization of intangible assets	321	185	169
Net foreign currency exchange loss	7	3	3
Change in fair value of derivatives	26	(4)	(129)
Loss (gain) on sale of property, plant and equipment and non-current assets	1	(5)	(4)
Gains on sale of businesses and investment properties	(5)	(16)	—
CSI Americas gain on acquisition	—	(10)	—
Net financial expenses	1,403	709	486
Share of profit of equity accounted investees	(17)	(18)	(11)
Income tax (benefit) expense	(56)	72	148
Interest paid	(1,003)	(451)	(266)
Income taxes paid, net of refunds received	(88)	(125)	(108)
Change in trade and other receivables	(56)	(45)	(43)
Change in inventories	(171)	41	92
Change in trade and other payables	(8)	9	(24)
Change in provisions and employee benefits	(154)	(202)	6
Change in other assets and liabilities	—	2	(23)
Net cash from operating activities	443	383	766

Significant non-cash financing and investing activities

During the period ended December 31, 2010, Evergreen Packaging Inc. (“EPI”) issued shares to Evergreen Packaging US, its parent company at the time of issue, in exchange for the novation of external borrowings, net of debt issue costs, in amounts of CA$30 million ($29 million), NZ$776 million ($568 million) and $28 million.

During the period ended December 31, 2009, Evergreen Packaging International B.V.'s ("EPIBV") parent company at the time, Evergreen Packaging (Antiilles) N.V., contributed €47 million ($61 million) as a non-stipulated share premium without the issuance of shares.

The statements of cash flows should be read in conjunction with the notes to the financial statements.

Beverage Packaging Holdings (Luxembourg) I S.A.
Statements of cash flows

Acquisitions and disposals of businesses

	For the period ended December 31,
	2011		2010		2009
(In $ million)	Acquisitions*	Disposals	Acquisitions	Disposals	Acquisitions**	Disposals
Inflow (outflow) of cash:
Cash receipts (payments)	(2,192)	—	(4,488)	33	4	—
Net cash (bank overdraft) acquired (disposed of)	144	—	102	—	—	—
Consideration received, satisfied in notes receivable	—	—	—	14	—	—
Consideration subject to post-closing adjustments**	—	—	—	1	3	—
	(2,048)	—	(4,386)	48	7	—
Cash and cash equivalents, net of bank overdrafts	(144)	—	(102)	—	—	—
Net gain on sale before reclassification from foreign currency translation reserve	—	—	—	(10)	—	—
Amounts reclassified from foreign currency translation reserve	—	—	—	1	—	—
Net assets (acquired) disposed of	(2,192)	—	(4,488)	39	7	—
Details of net assets (acquired) disposed of:
Cash and cash equivalents, net of bank overdrafts	(144)	—	(102)	—	—	—
Trade and other receivables	(361)	—	(475)	12	—	—
Current tax assets	(4)	—	(49)	—	—	—
Assets held for sale	(10)	—	—	—	—	—
Inventories	(350)	—	(557)	8	—	—
Derivative assets	(9)	—	—	—	—	—
Deferred tax assets	(6)	—	(38)	—	—	—
Property, plant and equipment	(1,526)	—	(1,443)	23	—	—
Intangible assets (excluding goodwill)	(2,463)	—	(2,719)	—	—	—
Goodwill	(1,754)	—	(2,931)	—	7	—
Other current and non-current assets	(36)	—	(60)	—	—	—
Investment in associates and joint ventures	(1)	—	—	3	—	—
Trade and other payables	720	—	425	(8)	—	—
Current tax liabilities	39	—	—	—	—	—
Loans and borrowings	2,851	—	1,485	—	—	—
Deferred tax liabilities	629	—	877	—	—	—
Provisions and employee benefits	233	—	1,071	—	—	—
Net assets (acquired)/disposed of	(2,192)	—	(4,516)	38	7	—
Gain on acquisition	—	—	10	—	—	—
Amounts reclassified from foreign currency translation reserve	—	—	—	1	—	—
Non-controlling interests	—	—	18	—	—	—
	(2,192)	—	(4,488)	39	7	—
Refer to note 33 for further details of acquisitions.

*
In accordance with IFRS 3 (revised) "Business Combinations," the information presented for the period ended December 31, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Graham Packaging acquisition. Refer to note 2.6.

**	The cash paid in 2009 was for the post-closing adjustments relating to the acquisition of CSI Guadalajara.

The statements of cash flows should be read in conjunction with the notes to the financial statements.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

1.Reporting entity

Beverage Packaging Holdings (Luxembourg) I S.A. (the “Company”) is a company domiciled in Luxembourg and registered in the Luxembourg "Registre de Commerce et des Sociétiés."

The consolidated financial statements of Beverage Packaging Holdings (Luxembourg) I S.A. as of and for the period ended December 31, 2011 comprise the Company and its subsidiaries and their interests in associates and jointly controlled entities. Collectively, these entities are referred to as the “Group.”

The Group is principally engaged in the manufacture and supply of consumer food and beverage packaging and storage products, primarily in North America, Europe, Asia and South America.

The address of the registered office of the Company is 6C, rue Gabriel Lippman, L-5365 Munsbach, Luxembourg.

2.    Basis of preparation

The financial statements as of and for the year ended December 31, 2011 have been revised to reflect the finalization of the purchase accounting related to the acquisition of Graham Packaging. Refer to note 2.6 and note 33 for further information.

2.1    Statement of compliance

The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") and "IFRIC Interpretations" as issued by the International Accounting Standards Board ("IASB").

The financial statements were approved by the Board of Directors (the “Directors”) on November 13, 2012 in Chicago, Illinois (November 14, 2012 in Auckland, New Zealand).

2.2    Going concern

The financial statements have been prepared using the going concern assumption.

The statement of financial position as of December 31, 2011 presents negative equity of $457 million compared to negative equity of $9 million as of December 31, 2010. The movement is primarily attributable to the current period loss. The total equity was reduced by the Group's accounting for the common control acquisitions of the Closures segment and Reynolds consumer products business in 2009, and of the Evergreen segment and Reynolds foodservice packaging business in 2010. The Group accounts for acquisitions under common control of its ultimate shareholder, Mr. Graeme Hart, using the carry-over or book value method. Under the carry-over or book value method, the business combinations do not change the historical carrying value of the assets and liabilities of the businesses acquired. The excess of the purchase price over the carrying values of the share capital acquired is recognized as a reduction to equity. As of December 31, 2011, the common control transactions had generated a cumulative reduction to equity of $1,561 million.

2.3    Basis of measurement

The financial statements have been prepared under the historical cost convention except for:

•	certain components of inventory which are measured at net realizable value;

•	defined benefit pension plan liabilities and post-employment medical plan liabilities which are measured under the projected unit credit method; and

•	certain assets and liabilities, such as derivatives, which are measured at fair value.

Information disclosed in the statement of comprehensive income, statement of changes in equity and statement of cash flows for the current period is for the twelve month period ended December 31, 2011. Information for the comparative periods is for the twelve month periods ended December 31, 2010 and December 31, 2009.

2.4    Presentation currency

These financial statements are presented in U.S. dollars (“$”), which is the Group’s presentation currency.

2.5    Use of estimates and judgements

The preparation of financial statements requires the Directors and management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses and disclosure of contingent assets and liabilities. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. These estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both the current and future periods.

Information about the significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements is described in note 4.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

2.6    Comparative information

The valuation of the assets acquired and liabilities assumed from the acquisition of Graham Packaging was finalized in conjunction with the approval of these financial statements. This resulted in changes to preliminary values of certain assets and liabilities recognized at the date of the acquisition on September 8, 2011. Refer to note 33 for additional details related to the acquisition of Graham Packaging. In accordance with the accounting policy as described in note 4.4, all adjustments on finalization of the purchase accounting have been recognized retrospectively to the acquisition date. The following table reflects certain elements of the Group's previously published statement of financial position and the revised amounts as a result of this retrospective purchase accounting adjustment:

(in $ million)	As previously reported	Adjustment	As revised
As of December 31, 2011
Current assets	4,049	(9)	4,040
Non-current assets	17,563	32	17,595
Total assets	21,612	23	21,635
Current liabilities	2,791	4	2,795
Non-current liabilities	19,274	23	19,297
Total liabilities	22,065	27	22,092
Net liabilities	(453)	(4)	(457)

As part of finalizing the purchase price allocation, goodwill of $140 million representing expected procurement synergies from integrating the Graham Packaging business into the Group was allocated to other business segments which are expected to benefit from the synergies (refer to note 33).

The finalization of this purchase accounting increased total other comprehensive loss, net of income tax, by $4 million for the period ended December 31, 2011. However, the finalization of this purchase accounting had no effect on the Group's profit after tax, statement of cash flows, EBITDA or Adjusted EBITDA for the period ended December 31, 2011.

During the year, the Group made an adjustment to correct an understatement of the pension plan asset for one of the SIG segment's defined benefit pension plans. The understated pension plan asset existed from the date of acquisition of the SIG segment in May 2007. This adjustment reduced net income in the Corporate/Unallocated segment by $6 million for the period ended December 31, 2011, and reduced goodwill by $53 million, increased other non-current assets by $56 million and increased deferred income tax liabilities by $9 million as of December 31, 2011. This adjustment has no effect on the statement of cash flows and no effect on the Group's Adjusted EBITDA for the period ended December 31, 2011, or any previously reported period. Further, the plan asset understatement did not have a material impact on any current or previously reported financial statements.

As disclosed in note 32, indirect subsidiaries of the Company acquired the business operations of the Closures segment and the Reynolds consumer products business on November 5, 2009. On May 4, 2010, indirect subsidiaries of the Company acquired the business operations of Evergreen. On September 1, 2010 indirect subsidiaries of the Company acquired the business operations of the Reynolds foodservice packaging business. Prior to these transactions, these businesses were under the common ownership of the ultimate sole shareholder, Mr. Graeme Hart. This type of transaction is defined as a business combination under common control, which falls outside of the scope of IFRS 3 (revised) “Business Combinations.” In accordance with the Group’s accounting policy for business combinations under common control, as outlined in note 3.1(d), the Group has compiled the comparative financial information as if the acquisition transactions had occurred from the earliest point that common control commenced.

3.    Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these financial statements by all Group entities.

3.1    Basis of consolidation

(a)    Subsidiaries
Subsidiaries are entities controlled by the parent of the Group. Control exists when the parent of the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are presently exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date control (or effective control) commences until the date that control ceases.

The Group has adopted IFRS 3 (revised) “Business Combinations” and IAS 27 “Consolidated and Separate Financial Statements” (2008) for each acquisition or business combination occurring on or after January 1, 2010. All business combinations occurring on or after January 1, 2010 are accounted for using the acquisition method, while those prior to this date are accounted for using the purchase method.
The acquisition method of accounting is used to account for the acquisition of third party subsidiaries and businesses by the Group for transactions completed on or after January 1, 2010. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of the acquisition, including the fair value of any contingent consideration and share-based payment awards (as measured in accordance with IFRS 2 “Share Based Payments”) of the acquiree that are mandatorily replaced as a result of

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

the transaction. Transaction costs that the Group incurs in connection with an acquisition are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured at their fair value at the acquisition date, irrespective of the extent of any non-controlling interests. Non-controlling interests are initially recognized at their proportionate share of the fair value of the net assets acquired.

During the measurement period an acquirer can report provisional information for a business combination if by the end of the reporting period in which the combination occurs the accounting is incomplete. The measurement period, however, ends at the earlier of when the acquirer has received all of the necessary information to determine the fair values or one year from the date of the acquisition.

The purchase method of accounting is used to account for the acquisition of subsidiaries and businesses by the Group for transactions completed prior to January 1, 2010. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of the acquisition, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value at the acquisition date, irrespective of the extent of any minority interests. Final values for a business combination are determined within twelve months of the date of the acquisition.
Refer to note 33 for disclosure of acquisitions in the current and comparative financial periods.
(b)    Associates
Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies (generally accompanying a shareholding of between 20% and 50% of the voting rights). Investments in associates are accounted for using the equity method of accounting (equity accounted investees) and are initially recognized at cost. Investments in associates include goodwill identified on acquisition, net of accumulated impairment losses (if any).
The Group's share of its associates' post-acquisition profits or losses and movements in other comprehensive income is recognized in the Group's statement of comprehensive income after adjustments (as required) are made to align the accounting policies of the associate with those of the Group. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to nil and the recognition of further losses is discontinued except to the extent that the Group has a financial obligation or has made payments on behalf of the investee.

(c)    Joint Ventures
Joint ventures are those operations, entities or assets in which the Group has joint control, established by contractual agreement and requiring unanimous consent for strategic, financial and operating decisions. Interests in jointly controlled entities are accounted for using the equity method of accounting (as described in note 3.1(b)).
Interests in jointly controlled assets and operations are reported in the financial statements by including the Group's share of assets employed in the joint venture, the share of liabilities incurred in relation to the joint venture and the share of any expenses incurred in relation to the joint venture in their respective classification categories. Movements in reserves of joint ventures attributable to the Group are recognized in other comprehensive income in the statement of comprehensive income.

(d)    Transactions between entities under common control
Common control transactions arise between entities that are under the ultimate ownership of the common sole shareholder, Mr. Graeme Hart.
Certain transactions between entities that are under common control may not be transacted on an arm's length basis. Any gains or losses on these types of transactions are recognized directly in equity. Examples of such transactions include but are not limited to:

•	debt forgiveness transactions;

•	transfer of assets for greater than or less than fair value; and

•	acquisition or disposal of subsidiaries for no consideration or consideration greater than or less than fair value.
Acquisitions of entities under common control are accounted for as follows:

•	predecessor value method requires the financial statements to be prepared using predecessor book values without any step up to fair values;

•
premium or discount on acquisition is calculated as the difference between the total consideration paid and the book value of the issued capital of the acquired entity, and is recognized directly in equity as a component of a separate reserve;

•	the financial statements incorporate the acquired entities' results as if the acquirer and the acquiree had always been combined; and

•
the results of operations and cash flows of the acquired entity are included on a restated basis in the financial statements from the date that common control originally commenced (i.e. from the date the business was acquired by Mr. Graeme Hart) as though the entities had always been combined from the common control date forward.

(e)    Transactions eliminated on consolidation
Intra-group balances and unrealized items of income and expense arising from intra-group transactions are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with associates are eliminated against the investment to the extent of the Group's interest in the investee. Unrealized losses are eliminated in the same manner as gains, but only to the extent that there is no evidence of impairment.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

(f)    Transactions with non-controlling interests

The Group accounts for transactions with non-controlling interests as transactions with the equity owners of the Group. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Group ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.  If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income is reclassified to profit or loss where appropriate.

3.2    Foreign currency

(a)    Functional currency
Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the Company is the euro.

(b)    Foreign currency transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency of the respective entities at the exchange rate at that date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at historical cost are translated to the functional currency of the respective entities at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency of the respective entities at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on translation are recognized in the statement of comprehensive income as a component of the profit or loss, except for differences arising on the translation of available-for-sale equity instruments or a financial liability designated as a hedge of the net investment in a foreign operation (refer to (c) below).

(c)    Foreign operations

The results and financial position of those entities that have a functional currency different from the presentation currency of the Group are translated into the Group's presentation currency as follows:

(i)	assets and liabilities for each statement of financial position presented are translated at the closing rate at the reporting date of the statement of financial position;

(ii)	income and expense items for each profit or loss item are translated at average exchange rates;

(iii)	items of other comprehensive income are translated at average exchange rates; and

(iv)	all resulting exchange differences are recognized as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities and of borrowings and other currency instruments designated as hedges of such investments are recognized as a component of equity and included in the foreign currency translation reserve. When a foreign operation is sold, such exchange differences are recognized in the statement of comprehensive income as a component of the profit or loss as part of the gain or loss on the sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated on this basis.

3.3    Non-derivative financial instruments

Non-derivative financial instruments comprise cash and cash equivalents, receivables, available-for-sale financial assets, trade and other payables and interest bearing borrowings.

A non-derivative financial instrument is recognized if the Group becomes a party to the contractual provisions of the instrument. Non-derivative financial assets are derecognized if the Group's contractual rights to the cash flows from the financial assets expire or if the Group transfers the financial asset to another party without retaining control or substantially all the risks and rewards of the asset. Non-derivative financial liabilities are derecognized if the Group's obligations specified in the contract expire or are discharged or cancelled.

Non-derivative financial instruments are recognized initially at fair value plus, for instruments not at fair value through the profit or loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as described below.

Non-derivative financial instruments are recognized on a gross basis unless a current and legally enforceable right to off-set exists and the Group intends to either settle the instrument net or realize the asset and liability simultaneously.

Upon initial acquisition the Group classifies its financial instruments in one of the following categories, which is dependent on the purpose for which the financial instruments were acquired.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

(a)    Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits held at call with banks and other short-term highly liquid investments with maturities of less than three months. Bank overdrafts are included within borrowings and are classified as current liabilities on the statement of financial position except if these are repayable on demand, in which case they are included separately as a component of current liabilities. In the statement of cash flows, overdrafts are included as a component of cash and cash equivalents.

(b)    Financial instruments at fair value through profit or loss

An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the Group manages such investments and makes purchase and sale decisions based on the instrument's fair value. Upon initial recognition (at the trade date) attributable transaction costs are recognized in the statement of comprehensive income as a component of the profit or loss. Subsequent to initial recognition, financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognized in the statement of comprehensive income as a component of the profit or loss.

(c)    Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for instruments with maturities greater than twelve months from the reporting date, which are classified as non-current assets. The Group's loans and receivables comprise trade and other receivables (including related party receivables) which are stated at their cost less impairment losses.

(d)    Other liabilities

Other liabilities comprise all non-derivative financial liabilities that are not disclosed as liabilities at fair value through profit or loss. Other liabilities are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the reporting date. The Group's other liabilities comprise trade and other payables and interest bearing borrowings, including those with related parties. The Group's other liabilities are measured as follows:

(i)	Trade and other payables
Subsequent to initial recognition trade and other payables are stated at amortized cost using the effective interest method.

(ii)	Interest bearing borrowings including related party borrowings
On initial recognition, borrowings are measured at fair value less transaction costs that are directly attributable to borrowings. Subsequent to initial recognition interest bearing loans and borrowings are measured at amortized cost using the effective interest method.

3.4    Derivative financial instruments
A derivative financial instrument is recognized if the Group becomes a party to the contractual provisions of an instrument at the trade date.
Derivative financial instruments are initially recognized at fair value (which includes consideration of credit risk where applicable), and transaction costs are expensed as incurred. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on remeasurement to fair value is recognized in the statement of comprehensive income as a component of the profit or loss unless the derivative financial instruments qualify for hedge accounting. If a derivative financial instrument qualifies for hedge accounting, recognition of any resulting gain or loss depends on the nature of the hedging relationship (see below).
Derivative financial instruments are recognized on a gross basis unless a current and legally enforceable right to off-set exists.
Derivative financial assets are derecognized if the Group's contractual rights to the cash flows from the instrument expire or if the Group transfers the financial asset to another party without retaining control or substantially all the risks and rewards of the asset.
Derivative financial liabilities are derecognized if the Group's obligations specified in the contract expire or are discharged or cancelled.

(a)    Cash flow hedges

Changes in the fair value of a derivative financial instrument designated as a cash flow hedge are recognized directly in equity as a component of other comprehensive income to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in the statement of comprehensive income as a component of the profit or loss for the period.

If a hedging instrument no longer meets the criteria for hedge accounting or it expires, is sold, terminated or exercised, then hedge accounting is discontinued prospectively. At this point in time, the cumulative gain or loss previously recognized in equity remains there until the forecast transaction occurs. When the hedged item is a non-financial asset, the amount recognized in equity is transferred to the carrying amount of the asset when it is recognized. In all other cases the amount recognized in equity is transferred within the statement of comprehensive income in the same period that the hedged item affects this statement and is recognized as part of financial income or expenses. If the forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred within the statement of comprehensive income and is recognized as part of financial income or expenses in the profit or loss.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

(b)    Fair value hedges

Changes in the fair value of a derivative financial instrument designated as a fair value hedge are recognized in the statement of comprehensive income as a component of the profit or loss in financial income or expenses together with any changes in the fair value of the hedged assets or liabilities that are attributable to the hedged risk.

(c)    Embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately if the following conditions are met:

(i)	the economic characteristics and risks of the host contract and the embedded derivative are not closely related;

(ii)	a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and

(iii)	the combined instrument is not measured at fair value through profit or loss.

At the time of initial recognition of the embedded derivative an equal adjustment is also recognized against the host contract. The adjustment against the host contract is amortized over the remaining life of the host contract using the effective interest method.

Any embedded derivatives that are separated are measured at fair value with changes in fair value recognized through net financial expenses in the statement of comprehensive income as a component of the profit or loss.

3.5    Inventories

(a)    Raw materials, work in progress and finished goods

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted average principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(b)    Engineering and maintenance materials

Engineering and maintenance materials (representing either critical or long order components) are measured at the lower of cost and net realizable value. The cost of these inventories is based on the weighted average principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. Net realizable value is determined with reference to the cost of replacement of such items in the ordinary course of business compared to the current market prices.

3.6    Property, plant and equipment

(a)    Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and impairment losses (if any).

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of property, plant and equipment acquired in a business combination is determined by reference to its fair value at the date of acquisition (refer to note 3.1(a)). The cost of self-constructed assets includes the cost of materials and direct labor and any other costs directly attributable to bringing the asset to a working condition for its intended use. Cost may also include transfers from equity of any gains or losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

(b)    Assets under construction

Assets under construction are transferred to the appropriate asset category when they are ready for their intended use. Assets under construction are not depreciated but tested for impairment at least annually or when there is an indication of impairment.

(c)    Reclassification to investment property

When the use of a property changes from owner-occupied to investment property, the property is reclassified to investment property at its carrying value at the date of transfer.

(d)    Borrowing costs

Borrowing costs directly attributable to the acquisition or construction of an item of property, plant and equipment are capitalized until such time as the assets are substantially ready for their intended use. The interest rate used equates to the effective interest rate on debt where general borrowings are used or the relevant interest rate where specific borrowings are used to finance the construction.

(e)    Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within that part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in the statement of comprehensive income as a component of the profit or loss as incurred.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

(f)    Depreciation

Depreciation is recognized in the statement of comprehensive income as a component of profit or loss on a straight-line basis over the estimated useful life of the asset. Land is not depreciated.

The estimated useful lives for the material classes of property, plant and equipment are as follows:

•	Buildings 20 to 50 years

•	Plant and equipment 3 to 25 years

•	Furniture and fittings 3 to 20 years

Depreciation methods, useful lives and residual values are reassessed on an annual basis.

Gains and losses on the disposal of items of property, plant and equipment are determined by comparing the proceeds (if any) at the time of disposal with the net carrying amount of the asset.

3.7    Investment property

Investment property is property held either to earn rental income or for capital appreciation or for both. Investment property is measured at cost less accumulated depreciation and impairment losses (if any). Investment properties are depreciated on a straight-line basis over 30 to 40 years.

3.8    Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

(a)    The Group as lessor - finance leases

Amounts due from lessees under finance leases are recorded as receivables at the amount of the Group's net investment in the leases.

(b)    The Group as lessee - finance leases

Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. The corresponding liability to the lessor is included within loans and borrowings as a finance lease obligation. Subsequent to initial recognition the liability is accounted for in accordance with the accounting policy described in note 3.3(d)(ii) and the asset is accounted for in accordance with the accounting policy applicable to that asset.

3.9    Intangible assets

(a)    Goodwill

Goodwill arises on the acquisition of subsidiaries, associates, joint ventures and business operations and is recognized at the date that control is acquired (the acquisition date). Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer's previously-held equity interest (if any) in the acquiree over the fair value of the identifiable net assets recognized.

If the Group's interest in the fair value of the acquiree's identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer's previously-held equity interest (if any) in the acquiree, the excess is recognized immediately in the statement of comprehensive income as a component of the profit or loss as a bargain purchase gain.

Goodwill is measured at cost less accumulated impairment losses (if any) and is tested at least annually for impairment. Goodwill is not amortized and is monitored for impairment testing at the segment level, which is the lowest level within the Group at which goodwill is monitored for internal management purposes. The allocation is made to the operations that are expected to benefit from the business combination in which the goodwill arose after the allocation of purchase consideration is finalized.

In respect of joint ventures and investments accounted for using the equity method, the carrying amount of goodwill is included in the carrying amount of the investment.

(b)    Trademarks

Trademarks are measured at cost less accumulated amortization and impairment losses (if any) with the exception of the SIG Combibloc, Reynolds, Hefty, Pactiv Foodservice, Blue Ridge, Evergreen and Graham Packaging trade names which are recognized at cost less accumulated impairment losses (if any). These trade names are considered indefinite life assets as they represent the value accumulated in the brand, which is expected to continue indefinitely into the future. Trademarks are tested at least annually for impairment.

(c)    Customer relationships

Customer relationships represent the value attributable to purchased long-standing business relationships which have been cultivated over the years with customers.  These relationships are recognized at cost and amortized using the straight-line method over the estimated remaining useful lives of the relationships, which are based on customer attrition rates and projected cash flows.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

(d)    Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technological knowledge and understanding, is recognized in the statement of comprehensive income as a component of the profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technologically and commercially feasible, future economic benefits are probable and the Group intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use. Other development expenditure is recognized in the statement of comprehensive income as a component of the profit or loss as incurred.
Intangible assets arising from development activities are measured at cost less accumulated amortization and accumulated impairment losses (if any).

(e)    Other intangible assets

Other intangible assets comprise permits, software, technology, patents and rights to supply. Other intangible assets that have finite useful lives are carried at cost less accumulated amortization and impairment losses (if any). Other intangible assets that have indefinite useful lives are carried at costs less impairment losses (if any).

(f)    Subsequent expenditures

Subsequent expenditure in respect of intangible assets is capitalized only when the expenditure increases the future economic benefits embodied in the specific asset to which the expenditure relates and it can be reliably measured. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in the statement of comprehensive income as a component of the profit or loss as incurred.

(g)    Amortization

Amortization is recognized in the statement of comprehensive income as a component of the profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill and indefinite life intangibles, from the date that the intangible assets are available for use.
The estimated useful lives for the material classes of intangible assets are as follows:

•	Software/technology 3 to 15 years

•	Patents 5 to 14 years

•	Rights to supply up to a maximum of 6 years

•	Customer relationships 6 to 25 years

•	Trademarks 5 to 15 years

3.10    Impairment

The carrying amounts of the Group's assets are reviewed regularly and at least annually to determine whether there is any objective evidence of impairment. An impairment loss is recognized whenever the carrying amount of an asset, cash generating unit (CGU) or group of CGUs exceeds its recoverable amount. Impairment losses directly reduce the carrying amount of assets and are recognized in the statement of comprehensive income as a component of the profit or loss.

(a)    Impairment of loans and receivables

The recoverable amount of the Group's loans and receivables carried at amortized cost is calculated with reference to the present value of the estimated future cash flows, discounted at the original effective interest rate (i.e. the effective interest rate computed at the date of initial recognition of these financial assets). Receivables with a short duration are not discounted.

Impairment losses on individual instruments that are considered significant are determined on an individual basis through an evaluation of the specific instruments' exposures. For trade receivables which are not significant on an individual basis, impairment is assessed on a portfolio basis taking into consideration the number of days overdue and the historical loss experiences on a portfolio with a similar number of days overdue.
The criteria that the Group uses to determine whether there is objective evidence of an impairment loss include:

•	significant financial difficulty of the issuer or obligor;

•	a breach of contract, such as default or delinquency in respect of interest or principal repayment; or

•	observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio.

(b)    Non-financial assets

The carrying amounts of the Group's non-financial assets, including goodwill and indefinite life intangible assets, are reviewed at least annually to determine whether there is any indication of impairment. If any such indicators exist then the asset or CGU's recoverable amount is estimated. For goodwill and intangible assets that have indefinite lives or that are not yet available for use, recoverable amounts are estimated at least annually and whenever there is an indication that they may be impaired.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount. A CGU is the smallest identifiable asset group that generates cash flows that are largely independent from other assets and groups. Impairment losses are recognized in the statement of comprehensive income as a component of the profit or loss. Impairment losses recognized in respect of a segment are allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to reduce the carrying amount of the other non-financial assets in the CGU on a pro-rata basis.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In assessing the fair value less cost to sell, the forecasted future Adjusted EBITDA to be generated by the asset or segment being assessed is multiplied by a relevant market indexed multiple.

In respect of assets other than goodwill, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's revised carrying amount will not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized.

3.11    Assets and liabilities classified as held for sale

Assets (or disposal groups comprising assets and liabilities) that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale. Immediately before classification as held for sale, the assets or components of a disposal group are remeasured in accordance with the Group's accounting policies. Thereafter the assets (or disposal groups) are measured at the lower of their carrying amount or fair value less costs to sell. Upon reclassification the Group ceases to depreciate or amortize non-current assets classified as held for sale. Any impairment loss on a disposal group is first allocated to goodwill and then to the remaining assets on a pro-rata basis, except that no loss is allocated to inventories, financial assets, deferred tax assets, employee benefit plan assets, and investment property, which continue to be measured in accordance with the Group's accounting policies. Impairment losses on initial classification of an asset to being held for sale and subsequent gains or losses on remeasurement are recognized in the statement of comprehensive income as a component of the profit or loss. Gains are not recognized in excess of any prior cumulative impairment losses.

3.12    Employee benefits

(a)    Pension obligations
The Group operates various defined contribution and defined benefit plans.

(i)    Defined contribution plans
A defined contribution plan is a plan under which the employee and the Group pay fixed contributions to a separate entity. The Group has no legal or constructive obligation to pay further contributions in relation to an employee's service in the current and prior periods. The Group's contributions are recognized in the statement of comprehensive income as a component of the profit or loss as incurred.

(ii)    Defined benefit plans
A defined benefit plan is a pension plan that is not a defined contribution plan. Typically defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on factors such as age, years of service and compensation.
The Group's net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of the future benefits that employees have earned in return for their service in the current and prior periods. These benefits are then discounted to determine the present value of the Group's obligations and are then adjusted for the impact of any unrecognized past service costs. The Group's net obligation is then determined with reference to the fair value of the plan assets (if any). The discount rate used is the yield on bonds that are denominated in the currency in which the benefits will be paid and that have maturity dates approximating the terms of the Group's obligations. The calculations are performed by qualified actuaries using the projected unit credit method.
Past service costs are recognized immediately in the statement of comprehensive income as a component of the profit or loss, unless the changes to the plans are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case the past service costs are amortized on a straight-line basis over the vesting period.
Actuarial gains and losses are recognized in the statement of comprehensive income as component of profit or loss when the cumulative unrecognized actuarial gains and losses exceed 10% of the greater of the present value of the defined benefit obligation and the fair value of the plan assets. These gains or losses are amortized on a straight-line basis over the expected remaining service lives of employees participating in the plan.

Refer to note 3.23 (b) for details on an amendment to existing IFRS guidance with respect to the accounting for defined benefit post-employment plans.

(b)    Short-term employee benefits
Short-term employee benefits are measured on an undiscounted basis and are expensed in the statement of comprehensive income as a component of the profit or loss as the related services are provided. A provision is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans and outstanding annual leave balances if the Group has a present legal or constructive obligation to pay this amount as a result of past services provided by the employee and the obligation can be estimated reliably.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

(c)    Post-employment medical plans
In certain jurisdictions the Group sponsors a number of defined benefit medical plans for certain existing employees and retirees. Typically these plans are unfunded and define a level of medical care that the individual will receive.
The Group's net obligation is calculated separately for each plan by estimating the current and future use of these services by eligible employees, the current and expected future medical costs associated with such services which are discounted to determine their present value and any unrecognized past service costs. The discount rate used is the yield on bonds that are denominated in the currency and jurisdiction in which the benefits will be paid and that have maturity dates approximating the terms of the Group's obligations. The calculations are performed by qualified actuaries using the projected unit credit method with the use of mortality tables published by government agencies.
Past-service costs are recognized immediately in the statement of comprehensive income as a component of the profit or loss unless changes to a plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case the past-service costs are amortized on a straight-line basis over the vesting period.

(d)    Other long-term employee benefits

The Group's net obligation in respect of long-term employee benefits, other than pension plans and post-employment medical plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods, discounted to determine the present value of the Group's obligation. The discount rate used is the yield on bonds that are denominated in the currency and jurisdiction in which the benefits will be paid and that have maturity dates approximating the terms of the Group's obligations. The calculation is performed by qualified actuaries using the projected unit credit method. Any actuarial gains or losses are recognized in the statement of comprehensive income as a component of the profit or loss in the period in which they arise.

(e)    Termination benefits

Termination benefits are recognized as an expense when the Group is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date. Termination benefits for voluntary redundancies are recognized if the Group has made an offer encouraging voluntary redundancy, it is probable that the offer will be accepted and the number of acceptances can be estimated reliably.

(f)    Incentive compensation plans

The Group recognizes a liability and associated expense for incentive compensation plans based on a formula that takes into consideration certain threshold targets and the associated measures of profitability. The Group recognizes a provision when it is contractually obligated or when there is a past practice that has created a constructive obligation to its employees to fund such plans.

3.13    Provisions
A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefit will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. When discounting is used, the increase in the provision for the passage of time is recognized as a component of financial expense in the statement of comprehensive income as a component of the profit or loss.

(a)    Warranties

A provision for warranties is recognized when the underlying products or services are sold. The provision is based on historical warranty data and a weighting of all possible outcomes against their associated probabilities.

(b)    Business closure and rationalization
A provision for business closure and rationalization is recognized when the Group has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been publicly announced. Business closure and rationalization provisions can include such items as employee severance or termination pay, site closure costs and onerous leases. Future operating costs are not provided for.

3.14    Self-insured employee obligations

(a)    Self-insured employee workers' compensation
The Group is self-insured in respect of its workers' compensation obligations in the United States. As a component of its self-insured status the Group also maintains insurance coverage through third parties for large claims at levels that are customary and consistent with industry standards for groups of similar size. As of December 31, 2011, there are a number of outstanding claims that are routine in nature. The estimated incurred but unpaid liabilities relating to these claims are included in provisions.

(b)    Self-insured employee health insurance

The Group is self-insured for certain employee health insurance. The Group also maintains insurance coverage for large claims at levels that are customary and consistent with industry standards for companies of similar size. As of December 31, 2011, there are a number of outstanding claims that are routine in nature. The estimated incurred but unpaid liabilities (based on the Group's historical claims) relating to these claims are included in trade and other payables.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

3.15    Dividends
Dividends to the Group's shareholder are recognized as a liability in the Group's financial statements in the period in which the dividends are declared.

3.16    Share capital
Common stock and ordinary shares are classified as equity. Costs directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds.

3.17    Revenue

(a)    Sale of goods
Revenue from the sale of goods is measured at the fair value of the consideration received or receivable net of returns and allowances, trade discounts, volume rebates and other customer incentives. Revenue is recognized when the significant risks and rewards of ownership have been substantially transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods.
Transfers of risks and rewards of ownership vary depending on the individual terms of the contract of sale. This occurs either upon shipment of the goods or upon receipt of the goods and/or their installation at a customer location.

(b)    Lease income

Payments received under finance leases are apportioned between finance income and the reduction of the outstanding receivable balance. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group's net investment outstanding in respect of the leases.
Lease income from operating leases is recognized on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized on a straight-line basis over the lease term.

3.18    Lease payments

Minimum lease payments made under finance leases are apportioned between the finance charges and the reduction of the outstanding liability. The finance charges which are recognized in the statement of comprehensive income as a component of the profit or loss are allocated to each period during the lease term so as to produce a constant rate of interest on the remaining balance of the liability. Contingent lease payments are accounted for in the periods in which the payments are incurred.
Payments made under operating leases are recognized in the statement of comprehensive income as a component of the profit or loss on a straight-line basis over the term of the lease, except when another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent lease payments arising under operating leases are recognized as an expense in the period in which the payments are incurred. Presently, all payments under operating leases are recognized on a straight-line basis over the term of the lease in the statement of comprehensive income.
In the event that lease incentives are received to enter into an operating lease, such incentives are deferred and recognized as a liability. The aggregated benefits of the lease incentives are recognized as a reduction to the lease expenses on a straight line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

3.19    Financial income and expenses

Financial income comprises interest income, foreign currency gains, and gains on derivative financial instruments in respect of financing activities that are recognized in the statement of comprehensive income as a component of the profit or loss. Interest income is recognized as it accrues using the effective interest method.

Financial expenses comprise interest expense, foreign currency losses, impairment losses recognized on financial assets (except for trade receivables) and losses in respect of financing activities on derivative instruments that are recognized in the statement of comprehensive income as a component of the profit or loss. All borrowing costs not qualifying for capitalization are recognized in the statement of comprehensive income as a component of the profit or loss.

3.20    Income tax

Income tax expense comprises current and deferred tax. Income tax expense is recognized in the statement of comprehensive income as a component of the profit or loss except to the extent that it relates to items recognized directly in equity or other comprehensive income, in which case it is recognized with the associated items on a net basis.

Current tax is the expected tax payable on the taxable income for the period using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous periods.

Deferred tax is recognized using the balance sheet method providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the carrying amounts for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of goodwill, the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that they probably will not reverse in the foreseeable future and the Group is in a position to control the timing of the reversal of the temporary

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

differences. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend is recognized. Deferred income tax assets and liabilities in the same jurisdiction are off-set in the statement of financial position only to the extent that there is a legally enforceable right to off-set current tax assets and current tax liabilities and the deferred balances relate to taxes levied by the same taxing authority and are expected either to be settled on a net basis or realized simultaneously.

3.21    Sales tax, value added tax and goods and services tax

All amounts (including cash flows) are shown exclusive of sales tax, value added tax ("VAT") and goods and services tax ("GST") to the extent the taxes are reclaimable, except for receivables and payables that are stated inclusive of sales tax, VAT and GST.

3.22    Discontinued operations

A discontinued operation is a component of the Group's business that represents a separate major line of business or geographical area of operation that has been disposed of or is held for sale, or is a subsidiary or business acquired exclusively with a view to resale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. When an operation is classified as a discontinued operation, the comparative statement of comprehensive income is re-presented as if the operation had been discontinued from the start of the comparative period.

3.23    New and revised standards and interpretations

(a)	Interpretations and amendments to existing standards effective in 2011

During 2011, certain interpretations and standards which had not previously been early adopted were mandatory for the Group. This included improvements to various IFRSs 2010 - various standards (effective for financial reporting periods beginning on or after July 1, 2010 and January 1, 2011). The adoption of the revisions to existing standards did not have a material impact on the financial statements of the Group for the period ended December 31, 2011.

(b)	Standards and amendments to existing standards that are not yet effective and have not been early adopted by the Group

The following standards and amendments to existing standards are not yet effective for the period ended December 31, 2011, and have not been applied in preparing these consolidated financial statements:

IFRS 9 “Financial Instruments” is the replacement of IAS 39 “Financial Instruments: Recognition and Measurement.” IFRS 9 introduces new requirements for classifying and measuring financial assets that must be applied starting January 1, 2015, with early adoption permitted. The Group is currently evaluating the impact of IFRS 9 on its financial statements.

On May 12, 2011, the IASB released IFRS 10 “Consolidated Financial Statements”, IFRS 11 “Joint Arrangements”, IFRS 12 “Disclosure of Interests in Other Entities” and IFRS 13 “Fair Value Measurement” as part of its new suite of consolidation and related standards, replacing and amending a number of existing standards and pronouncements. Each of these standards is effective for annual reporting periods beginning on or after January 1, 2013, with early adoption permitted.

IFRS 10 introduces a new approach to determining which investments should be consolidated and supersedes the requirements of IAS 27 “Consolidated and Separate Financial Statements” and SIC-12 “Consolidation - Special Purpose Entities.” Under the requirements of this new standard, the basis for consolidation is control regardless of the nature of the investee. The IASB has provided a series of indicators to determine control which requires judgment to be exercised in making the assessment of control. The new standard also introduces the concept of de facto control, provides greater guidance on the assessment of potential voting rights, while also requiring control to be assessed on a continuous basis where changes arise that do not merely result from a change in market conditions.

IFRS 11 overhauls the accounting for joint arrangements (previously known as joint ventures) and directly supersedes IAS 31 “Interests in Joint Ventures” while amending IAS 28 (2011) “Investments in Associates and Joint Ventures.” Under the requirements of the new standard, jointly controlled entities are either accounted for (without choice) using the equity or proportional consolidation method (depending if separation can be established legally or through another form), whereas joint ventures (previously referred to as jointly controlled operations and jointly controlled assets) must be accounted for using the proportional consolidation method.

IFRS 12 combines into a single standard the disclosure requirements for subsidiaries, associates and joint arrangements and unconsolidated structured entities. Under the expanded and new disclosure requirements, information is required to be provided to enable users to evaluate the nature of the risks associated with a reporting entity's interest in other entities and the effect those interests can have on the reporting entity's financial position, performance and cash flow. In addition, the standard introduces new disclosures about unconsolidated structured entities.

IFRS 13 defines the concept of fair value and establishes a framework for measuring fair value, while setting the disclosure requirements for fair value measurement. The new standard focuses on explaining how to measure fair value when required by other IFRS. Prior to the introduction of IFRS 13 there was no single source of guidance on fair value measurement.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

On June 16, 2011, the IASB published an amendment to IAS 19 “Employee Benefits,” which removes certain options in respect of the accounting for defined benefit post-employment plans, while introducing certain other new measurement and disclosure requirements. Under the requirements of the amended standard, the IASB now requires the immediate recognition of all actuarial gains and losses as a component of other comprehensive income, effectively removing the ability to defer and leave unrecognized those amounts that were previously permitted under the corridor method. In connection with this amendment, the IASB has also provided additional guidance on the level of aggregated disclosure permitted when plans with differing criteria are presented on a consolidated basis, while also revising the basis under which finance costs are to be determined in connection with defined benefit plans. In addition to these changes, the new standard has also introduced further measures to distinguish between short and long-term employee benefits and additional guidance in terms of the recognition of termination benefits.

Revised IAS 19 will be effective January 1, 2013. At that time, the Group will be required to cease using the corridor method of accounting for defined benefit pension plans and certain other post-employment benefit plans. With the assistance of external actuaries, the Group is in the process of quantifying the impact of this required change in accounting policy. The removal of the corridor method will require the recognition of $484 million of additional liabilities for the Group's pension plans on the statement of financial position as of December 31, 2011. Under the new accounting requirements, the earnings on plan assets are capped at long-term bond rates used in determining the discount rate. This is expected to reduce the Group's reported profit after tax. Efforts are ongoing to quantify this impact. As required by the Group's borrowing agreements, the measurements in the Group's financial covenants will continue to be performed using historical accounting policies.

In addition, on June 16, 2011, the IASB also published an amendment to IAS 1 “Presentation of Financial Statements.” Under the requirements of the amended standard, the IASB requires an entity to present amounts recognized in other comprehensive income that the entity expects will be reclassified to the statement of comprehensive income in the future (even if contingent on future events) separately from those amounts that will never be reclassified. In addition, the amendment proposes a change in the title of the statement of comprehensive income to the statement of profit or loss and other comprehensive income but allows entities the ability to use other titles.

The requirements of the amended IAS 1 must be applied to the financial year beginning on or after January 1, 2013, with early adoption permitted. The Group is currently evaluating the effects of the amendment to IAS 1 on its financial statements.

On December 16, 2011, the IASB published amendments to IFRS 7 “Financial Instruments: Disclosures — Offsetting Financial Assets and Financial Liabilities" and IAS 32 “Financial Instruments: Presentation — Offsetting Financial Assets and Financial Liabilities." The amendments are intended to clarify existing application issues relating to the offsetting rules and reduce the level of diversity in current practice. The amendments clarify the meaning of "currently has a legally enforceable right of set off" and “simultaneous realization and settlement.” Additional disclosures are also required about right of offset and related arrangements.
The requirements of the amended IFRS 7 must be applied to the financial year beginning on or after January 1, 2013 and of amended IAS 32 must be applied to the financial year beginning on or after January 1, 2014. Both require retrospective application for the comparative period. The Group is currently evaluating the effects of the amendments to IFRS 7 and IAS 32 on its financial statements.

4.    Critical accounting estimates and assumptions

In the process of applying the Group's accounting policies management has made certain estimates and assumptions about the carrying values of assets and liabilities, income and expenses and the disclosure of contingent assets and liabilities. The key assumptions concerning the future and other key sources of uncertainty in respect of estimates at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial reporting period are:

4.1    Impairment of assets

(a)    Goodwill and indefinite life intangible assets

Determining whether goodwill is impaired requires estimation of the recoverable values of a segment, which is the lowest level within the Group at which goodwill is monitored for internal management purposes.  Determining whether indefinite life intangible assets are impaired requires estimation of the recoverable values of a CGU or group of CGUs to which these assets have been allocated. Recoverable values have been based on the higher of fair value less costs to sell or on value in use (as appropriate for the segment being reviewed). Significant judgment is involved with estimating the fair value of a segment. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the segment and a suitable discount rate in order to calculate present value. Details regarding the carrying amount of goodwill and indefinite life intangible assets and the assumptions used in impairment testing are provided in note 22.

(b)    Other assets

Other assets, including property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. A change in the Group's intended use of certain assets, such as a decision to rationalize manufacturing locations, may trigger a future impairment.

4.2    Income taxes

The Group is subject to income taxes in multiple jurisdictions which require significant judgment to be exercised in determining the Group's provision for income taxes. There are a number of transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Current tax liabilities and assets are recognized at the amount expected to be paid to or recovered from the taxation authorities. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

4.3    Realization of deferred tax assets

The Group assesses the recoverability of deferred tax assets with reference to estimates of future taxable income. To the extent that actual taxable income differs from management's estimate of future taxable income, the value of recognized deferred tax assets may be affected. Deferred tax assets have been recognized to offset deferred tax liabilities to the extent that the deferred tax assets and liabilities are expected to be realized in the same jurisdiction and reporting period. Deferred tax assets have also been recognized based on management's best estimate of the recoverability of these assets against future taxable income.

4.4    Finalization of provisional acquisition accounting

Following a business combination, the Group has a period of not more than twelve months from the date of acquisition to finalize the acquisition date fair values of acquired assets and liabilities, including the valuations of identifiable intangible assets and property, plant and equipment.
The determination of fair value of acquired identifiable intangible assets and property, plant and equipment involves a variety of assumptions, including estimates associated with useful lives. In accordance with the accounting policy described in note 3.1(a), any adjustments on finalization of the preliminary purchase accounting are recognized retrospectively to the date of acquisition. Refer to note 33 for details of the finalization of the purchase accounting related to the acquisition of Graham Packaging.

4.5    Measurement of obligations under defined benefit plans

The Group operates a number of defined benefit pension plans. Amounts recognized under these plans are determined using actuarial methods. These actuarial valuations involve assumptions regarding long-term rates of return on pension fund assets, expected salary increases and the age of employees. These assumptions are reviewed at least annually and reflect estimates as of the measurement date.

Any change in these assumptions will impact the amounts reported in the statements of financial position, plus net pension expense or income that may be recognized in future years.

5.    Determination of fair values

A number of the Group's accounting policies and associated disclosures require the determination of fair values for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. Where applicable, further information regarding the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

5.1     Property, plant and equipment

The fair values of items of property, plant and equipment recognized as a result of a business combination are based on market values. The market value of property is the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm's length transaction after proper marketing, wherein the parties had each acted knowledgeably, prudently and without compulsion. The market value of items of plant, equipment, fixtures and fittings is based on the quoted market prices for similar items where available or based on the assessment of appropriately qualified independent valuers.

5.2     Intangible assets

The fair values of patents and trademarks acquired in a business combination are based on the discounted estimated royalty payments that have been avoided as a result of owning the patent or trademark. The fair values of other identifiable intangible assets are based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

5.3    Investment property

The fair values of investment property are based on active market prices adjusted, if necessary, for any differences in the nature, location or condition of the specific asset. If such information is not available, the Group uses alternative valuation methods such as recent prices in less active markets or discounted cash flow projections. These valuations are reviewed internally and by external valuers.

5.4    Inventory

The fair value of inventory acquired in a business combination is determined based on its estimated selling price in the ordinary course of business less the estimated costs of completion and sale.

5.5    Trade and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. Given the short-term nature of trade receivables the carrying amount is a reasonable approximation of fair value.

5.6    Derivatives

The fair value of forward exchange contracts is based on their listed market price, if available. If a listed market price is not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds).

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

The fair value of commodity and other price derivatives is based on a valuation model. The valuation model (which includes when relevant the consideration of credit risk) discounts the estimated future cash flows based on the terms and maturity of each contract using forward curves and market interest rates at the reporting date.

5.7    Non-derivatives financial liabilities

The fair value of non-derivative financial liabilities, which is determined for disclosure purposes, is calculated by discounting the future contractual cash flows at the current market interest rates that are available for similar financial instruments.

5.8    Pension and post-employment medical benefits

The valuation of the Group's defined benefit pension and post-employment medical plans is outlined in note 3.12(a)(ii).

5.9    Fair value of borrowings acquired

The fair value of borrowings acquired in business combinations is determined using quoted market prices or agreed redemption values at the date of acquisition.

6.    Segment reporting
IFRS 8 “Operating Segments” requires operating segments to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the Chief Operating Decision Maker (“CODM”) in order to allocate resources to the segment and to assess its performance.
The Group’s CODM resides within the immediate parent company of the Group, Reynolds Group Holdings Limited ("RGHL"). Information reported to the Group’s CODM for the purposes of resource allocation and assessment of segment performance is focused on six business segments that exist within the Group. The Group’s operating and reportable business segments under IFRS 8 are as follows:

•
SIG Combibloc — SIG Combibloc is a leading manufacturer of aseptic carton packaging systems for both beverage and liquid food products, ranging from juices and milk to soups and sauces. SIG supplies complete aseptic carton packaging systems, which include aseptic filling machines, aseptic cartons, spouts, caps and closures and related services.

•
Evergreen — Evergreen is a vertically integrated, leading manufacturer of fresh carton packaging for beverage products, primarily serving the juice and milk end-markets. Evergreen supplies integrated fresh carton packaging systems, which can include fresh cartons, spouts and filling machines. Evergreen produces liquid packaging board for its internal requirements and to sell to other manufacturers. Evergreen also produces paper products for commercial printing.

•
Closures — Closures is a leading manufacturer of plastic beverage caps, closures and high speed rotary capping equipment primarily serving the carbonated soft drink, non-carbonated soft drink and bottled water segments of the global beverage market.

•
Reynolds Consumer Products — Reynolds Consumer Products is a leading U.S. manufacturer of branded and store branded consumer products such as foil, wraps, waste bags, food storage bags, and disposable tableware and cookware. Prior to the Pactiv acquisition (refer to note 33), the Reynolds Consumer Products segment consisted solely of the Group's Reynolds consumer products business.

•
Pactiv Foodservice — Pactiv Foodservice is a leading manufacturer of foodservice and food packaging products. Pactiv Foodservice offers a comprehensive range of products including tableware items, takeout service containers, clear rigid-display packaging, microwaveable containers, foam trays, dual-ovenable paperboard containers, cups, molded fiber egg cartons, meat and poultry trays, plastic film and aluminum containers. Prior to the Pactiv acquisition (refer to note 33), the Pactiv Foodservice segment consisted solely of the Group’s Reynolds foodservice packaging business. Dopaco, which was acquired in May 2011, is being integrated with the Pactiv Foodservice segment.

•
Graham Packaging — Graham Packaging is a worldwide leader in the design, manufacture and sale of value-added, custom blow molded plastic containers for branded consumer products. Graham Packaging was acquired on September 8, 2011 (refer to note 33).

The CODM does not review the business activities of the Group based on geography.
The accounting policies applied by each segment are the same as the Group’s accounting policies. Results from operating activities represent the profit earned by each segment without allocation of central administrative revenues and expenses, financial income and expenses, and income tax benefit and expense.
The performance of the operating segments is assessed based on adjusted EBITDA. Adjusted EBITDA is defined as net profit before income tax expense, net financial expenses, depreciation and amortization, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write downs and equity method profit not distributed in cash.
Inter-segment pricing is determined with reference to prevailing market prices on an arm’s length basis, with the exception of Pactiv Foodservice's sales of Hefty and store brand products to Reynolds Consumer Products which are sold at cost.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

Business segment reporting

	For the period ended December 31, 2011
(In $ million)	SIG Combibloc	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice*	Graham Packaging**	Corporate / unallocated ***	Total
Total external revenue	2,036	1,557	1,317	2,503	3,409	967	—	11,789
Total inter-segment revenue	—	46	12	56	39	—	(153)	—
Total segment revenue	2,036	1,603	1,329	2,559	3,448	967	(153)	11,789
Gross profit	439	224	207	611	524	62	(3)	2,064
Expenses and other income	(234)	(69)	(97)	(258)	(402)	(86)	(8)	(1,154)
Share of profit of associates and joint ventures	15	2	—	—	—	—	—	17
Earnings before interest and tax (“EBIT”)	220	157	110	353	122	(24)	(11)	927
Financial income								6
Financial expenses								(1,409)
Loss before income tax								(476)
Income tax benefit								56
Loss after income tax								(420)
Earnings before interest and tax (“EBIT”)	220	157	110	353	122	(24)	(11)	927
Depreciation and amortization	260	60	81	150	292	129	—	972
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	480	217	191	503	414	105	(11)	1,899

*
Represents the results of operations of the Reynolds foodservice packaging business and the Pactiv foodservice packaging business for the full year ended December 31, 2011 and the results of operations of Dopaco for the period from May 2, 2011 to December 31, 2011.

**	Represents the results of operations of Graham Packaging from September 8, 2011 to December 31, 2011.

***
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

	For the period ended December 31, 2011
(In $ million)	SIG Combibloc	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice*	Graham Packaging**	Corporate / unallocated ***	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	480	217	191	503	414	105	(11)	1,899
Included in EBITDA:
Asset impairment charges	4	—	1	—	7	—	—	12
Business acquisition and integration costs	—	—	—	5	45	9	26	85
Business interruption costs (recoveries)	2	—	1	(1)	—	—	—	2
Change of control payments	—	—	—	—	—	12	—	12
Equity method profit not distributed in cash	(8)	(2)	—	—	—	—	—	(10)
Gain on modification of plan benefits	—	—	—	—	—	—	(25)	(25)
Gain on sale of businesses	—	—	(5)	—	—	—	—	(5)
Impact of purchase price accounting on inventory and leases	—	—	—	—	5	27	—	32
Non-cash inventory charge	—	—	—	1	2	—	—	3
Non-cash pension expense (income)	—	—	—	3	4	—	(49)	(42)
Operational process engineering-related consultancy costs	—	—	—	17	21	—	4	42
Restructuring costs	2	—	5	11	48	3	19	88
SEC registration costs	—	—	—	—	—	—	6	6
Unrealized loss on derivatives	2	2	2	17	3	—	—	26
VAT and custom duties on historical imports	1	—	—	—	—	—	—	1
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	483	217	195	556	549	156	(30)	2,126
Segment assets ‡	3,218	1,398	1,774	4,916	5,892	5,755	(1,318)	21,635
Included in segment assets are:
Additions to property, plant and equipment	185	62	63	33	105	63	—	511
Additions to intangible assets	8	—	3	1	—	5	1	18
Additions to investment properties	4	—	—	—	—	—	—	4
Investments in associates and joint ventures	104	14	—	—	—	1	—	119
Segment liabilities ‡	2,031	412	804	1,396	861	3,958	12,630	22,092

*
Represents the results of operations of the Reynolds foodservice packaging business and the Pactiv foodservice packaging business for the full year ended December 31, 2011 and the results of operations of Dopaco for the period from May 2, 2011 to December 31, 2011.

**	Represents the results of operations of Graham Packaging from September 8, 2011 to December 31, 2011.

***
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions and balances between segments.

‡
In accordance with IFRS 3 (revised) "Business Combinations," the information presented as of December 31, 2011 has been revised to reflect the effect of the finalization of the purchase price accounting for the Graham Packaging acquisition. Refer to note 2.6.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

	For the period ended December 31, 2010
(In $ million)	SIG Combibloc	Evergreen	Closures*	Reynolds Consumer Products**	Pactiv Foodservice***	Corporate / unallocated ****	Total
Total external revenue	1,846	1,580	1,167	1,334	847	—	6,774
Total inter-segment revenue	—	3	7	44	77	(131)	—
Total segment revenue	1,846	1,583	1,174	1,378	924	(131)	6,774
Gross profit	464	209	185	327	65	—	1,250
Expenses and other income	(213)	(67)	(89)	(113)	(106)	(9)	(597)
Share of profit of associates and joint ventures	16	2	—	—	—	—	18
Earnings before interest and tax (“EBIT”)	267	144	96	214	(41)	(9)	671
Financial income							41
Financial expenses							(750)
Loss before income tax							(38)
Income tax expense							(72)
Loss after income tax							(110)

Earnings before interest and tax (“EBIT”)	267	144	96	214	(41)	(9)	671
Depreciation and amortization	243	62	79	62	58	—	504
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	510	206	175	276	17	(9)	1,175

*	Includes the results of operations of CSI Americas for the period from February 1, 2010 to December 31, 2010.

**
Represents the results of operations of the Reynolds consumer products business for the full year ended December 31, 2010 and the results of operations of the Hefty consumer products business for the period from November 16, 2010 to December 31, 2010.

***
Represents the results of operations of the Reynolds foodservice packaging business for the full year ended December 31, 2010 and the results of operations of the Pactiv foodservice packaging business for the period from November 16, 2010 to December 31, 2010.

****
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions and balances between segments.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

	For the period ended December 31, 2010
(In $ million)	SIG Combibloc	Evergreen	Closures*	Reynolds Consumer Products**	Pactiv Foodservice***	Corporate / unallocated ****	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	510	206	175	276	17	(9)	1,175
Included in EBITDA:
Adjustment related to settlement of a lease obligation	—	—	—	(2)	—	—	(2)
Asset impairment charges (reversals)	(1)	—	—	—	29	—	28
Black Liquor Credit	—	(10)	—	—	—	—	(10)
Business acquisition costs	—	1	1	—	—	10	12
Business interruption costs	—	—	2	—	—	—	2
CSI Americas gain on acquisition	—	—	(10)	—	—	—	(10)
Equity method profit not distributed in cash	(11)	(3)	—	—	—	—	(14)
Gain on sale of businesses and investment properties	(6)	(2)	—	—	(8)	—	(16)
Impact of purchase price accounting on inventories	—	—	—	25	38	—	63
Operational process engineering-related consultancy costs	—	2	—	6	—	—	8
Pension income	—	—	—	—	—	(5)	(5)
Related party management fees	—	1	—	—	—	—	1
Restructuring costs (recoveries)	11	—	3	(4)	(1)	—	9
Termination of supply agreement	—	—	—	—	7	—	7
Unrealized (gain) loss on derivatives	—	1	(1)	(2)	(1)	—	(3)
VAT and custom duties on historical imports	10	—	—	—	—	—	10
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	513	196	170	299	81	(4)	1,255
Segment assets	3,439	1,257	1,739	1,763	405	7,101	15,704
Included in segment assets are:
Additions to property, plant and equipment	151	47	82	13	10	12	315
Additions to intangible assets	13	—	—	5	—	—	18
Additions to investment properties	4	—	—	—	—	—	4
Investments in associates and joint ventures	97	13	—	—	—	—	110
Segment liabilities	2,073	392	1,167	1,161	197	10,723	15,713

*	Includes the results of operations of CSI Americas for the period from February 1, 2010 to December 31, 2010.

**
Represents the results of operations of the Reynolds consumer products business for the full year ended December 31, 2010 and the results of operations of the Hefty consumer products business for the period from November 16, 2010 to December 31, 2010.

***
Represents the results of operations of the Reynolds foodservice packaging business for the full year ended December 31, 2010 and the results of operations of the Pactiv foodservice packaging business for the period from November 16, 2010 to December 31, 2010.

****
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment and acquisition-related assets not allocated to specific segments. It also includes eliminations of transactions and balances between segments.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

	For the period ended December 31, 2009
(In $ million)	SIG Combibloc	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Corporate / unallocated*	Total
Total external revenue	1,668	1,429	977	1,151	685	—	5,910
Total inter-segment revenue	—	—	3	39	54	(96)	—
Total segment revenue	1,668	1,429	980	1,190	739	(96)	5,910
Gross profit	410	376	161	222	47	3	1,219
Expenses and other income	(229)	(85)	(79)	(31)	(45)	(3)	(472)
Share of profit of associates and joint ventures	9	2	—	—	—	—	11
Earnings before interest and tax (“EBIT”)	190	293	82	191	2	—	758
Financial income							13
Financial expenses							(499)
Profit before income tax							272
Income tax expense							(148)
Profit after income tax							124

Earnings before interest and tax (“EBIT”)	190	293	82	191	2	—	758
Depreciation and amortization	250	64	73	63	52	—	502
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	440	357	155	254	54	—	1,260

*
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions and balances between segments.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

	For the period ended December 31, 2009
(In $ million)	SIG Combibloc	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Corporate / unallocated*	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	440	357	155	254	54	—	1,260
Included in EBITDA:
Asset impairment charges	6	6	—	—	1	—	13
Black Liquor Credit	—	(214)	—	—	—	—	(214)
Business acquisition costs	—	1	—	—	—	—	1
Elimination of the effect of the historical Reynolds Consumer hedging policy	—	—	—	91	4	—	95
Equity method profit not distributed in cash	(8)	(2)	—	—	—	—	(10)
Inventory write-off arising on restructure	—	—	—	—	5	—	5
Korean insurance claim	—	(2)	—	—	—	—	(2)
Loss on sale of Baco assets	—	—	—	1	—	—	1
Manufacturing plant flood impact	—	—	—	5	—	—	5
Operational process engineering-related consultancy costs	—	13	—	—	—	—	13
Plant realignment costs	—	—	—	2	—	—	2
Related party management fees	—	3	—	—	—	—	3
Restructuring costs	38	3	3	5	9	—	58
Transition costs	—	—	—	24	—	—	24
Unrealized gain on derivatives	(4)	—	(10)	(102)	(13)	—	(129)
VAT and custom duties on historical imports	3	—	—	—	—	—	3
Write down of assets held for sale	—	1	—	—	—	—	1
Write off of receivables related to sale of Venezuela operations	—	1	—	—	—	—	1
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	475	167	148	280	60	—	1,130
Segment assets	4,025	1,316	1,432	1,670	512	(1,420)	7,535
Included in segment assets are:
Additions to property, plant and equipment	77	61	69	31	4	—	242
Additions to intangible assets	21	2	—	22	3	—	48
Additions to investment properties	2	—	—	—	—	—	2
Investments in associates and joint ventures	90	10	—	—	4	—	104
Segment liabilities	1,255	1,034	970	1,158	267	1,992	6,676

*
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions and balances between segments.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

Information about geographic area

The Group's revenue from external customers and information about its segment assets (total non-current assets excluding financial instruments, non-current receivables, deferred tax assets and post-employment benefit assets) by geographical origin are detailed below. In presenting information on a geographical basis, revenue and assets have been based in the location of the business operations:

(In $ million)	USA	Remaining North American Region	Europe	Asia	South America	Other	Total
Total external revenue
For the period ended December 31, 2011	7,990	628	1,742	941	375	113	11,789
For the period ended December 31, 2010	3,829	299	1,498	759	292	97	6,774
For the period ended December 31, 2009	3,279	230	1,483	656	249	13	5,910
Non-current assets
As of December 31, 2011	13,769	498	1,796	923	268	58	17,312
As of December 31, 2010	9,073	369	1,769	855	122	60	12,248

There was no revenue from external customers in Luxembourg, where BP I and BP II are domiciled, for the period ended December 31, 2011 (2010: none; 2009: none). There were no total non-current assets in Luxembourg as of December 31, 2011 (December 31, 2010: none).

Information about major customers

The Group does not have revenue from transactions with a single external customer amounting to 10% or more of the Group's revenue.

Information about major product lines

Supplemental information on net sales by major product line is set forth below:

	For the period ended December 31,
(In $ million)	2011	2010	2009
Foodservice packaging	3,448	924	739
Aseptic carton packaging	2,036	1,846	1,668
Caps and closures	1,329	1,174	980
Waste and storage products	992	509	433
Cooking products	822	768	757
Tablewares	745	101	—
Cartons	775	755	757
Beverage containers	646	—	—
Liquid packaging board	441	416	336
Paper products	387	412	336
Household product containers	175	—	—
Other product containers	146	—	—
Inter-segment eliminations	(153)	(131)	(96)
Total revenue	11,789	6,774	5,910

7.    Revenue

	For the period ended December 31,
(In $ million)	2011	2010	2009
Sale of goods	11,699	6,692	5,845
Services	90	82	65
Total revenue	11,789	6,774	5,910

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

8.    Other income

	For the period ended December 31,
(In $ million)	2011	2010	2009
Adjustment related to settlement of a lease obligation	—	2	—
CSI Americas gain on acquisition	—	10	—
Gain on sale of businesses	5	—	—
Gain on sale of investment properties	—	16	—
Gain on sale of non-current assets	—	5	4
Income from facility management	12	11	15
Income from miscellaneous services	6	8	11
Insurance claims	6	—	4
Landfill tipping fees received	5	—	—
Rental income from investment properties	6	6	5
Royalty income	4	2	2
Sale of by-products	29	25	18
Unrealized gains on derivatives	—	4	129
Other	14	13	13
Total other income	87	102	201

9.    General and administration expenses

	For the period ended December 31,
(In $ million)	2011	2010	2009
Research and development expenses	(145)	(107)	(99)

Auditors' remunerations to PricewaterhouseCoopers, comprising:
Audit fees	(12)	(11)	(7)
Other audit related fees (a)	(7)	(5)	(5)
Tax fees (b)	(1)	(1)	(12)

(a)
Other audit related fees include services for the audit or review of financial information other than year end or interim financial statements (including audits of carve out financial statements for debt refinancing and covenant reporting under bank facilities).

(b)
In 2009, $12 million was incurred for tax advice from PricewaterhouseCoopers LLP regarding alternative fuel mixtures credits. These costs have been recognized as a component of cost of sales during the period ended December 31, 2009.

10.    Other expenses

		For the period ended December 31,
(In $ million)	Note	2011	2010	2009
Asset impairment charges		(12)	(29)	(13)
Business acquisition costs		(38)	(13)	—
Business integration costs		(43)	—	—
Net foreign currency exchange loss		(7)	(3)	(3)
Operational process engineering-related consultancy costs		(42)	(7)	(13)
Related party management fees	30	—	(1)	(3)
Restructuring costs		(88)	(9)	(58)
SEC registration costs		(6)	—	—
Unrealized losses on derivatives		(26)	—	—
VAT and custom duties on historical imports		(1)	(11)	(3)
Other		(5)	(7)	(3)
Total other expenses		(268)	(80)	(96)

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

11.    Personnel expenses

Personnel expenses recognized in the statements of comprehensive income were $1,965 million for the period ended December 31, 2011 (2010: $1,229 million; 2009: $1,167 million). Personnel expenses include salaries, wages, employee related taxes, short-term employee benefits, pension benefits, post-employment medical benefits and other long-term employee benefits. For additional details related to the post-employment benefit plans, refer to note 26.

12.    Financial income and expenses

		For the period ended December 31,
(In $ million)	Note	2011	2010	2009
Interest income		6	5	6
Interest income on related party loans		—	3	5
Net change in fair value of derivatives		—	33	2
Financial income		6	41	13
Interest expense:
August 2011 Credit Agreement		(168)	—	—
2009 Credit Agreement		(29)	(135)	(13)
August 2011 Notes		(85)	—	—
February 2011 Notes		(139)	—	—
October 2010 Notes		(243)	(50)	—
May 2010 Notes		(88)	(56)	—
2009 Notes		(147)	(134)	(20)
Related Party Notes		(109)	(104)	(110)
Pactiv 2012 Notes		(15)	(2)	—
Pactiv 2017 Notes		(24)	(3)	—
Pactiv 2018 Notes		(1)	—	—
Pactiv 2025 Notes		(22)	(3)	—
Pactiv 2027 Notes		(17)	(2)	—
Graham Packaging 2014 Notes		(12)	—	—
Graham Packaging 2017 Notes		(3)	—	—
Graham Packaging 2018 Notes		(3)	—	—
2008 Reynolds Senior Credit Facilities		—	—	(66)
2007 SIG Senior Credit Facilities		—	—	(47)
CHH Facility		—	(8)	(22)
Blue Ridge Facility		—	—	(2)
Related party borrowings	30	(1)	—	(15)
Amortization of:
Debt issue costs:
2011 Credit Agreement		(4)	—	—
2009 Credit Agreement(a)		(86)	(10)	(1)
August 2011 Notes		(2)	—	—
February 2011 Notes		(2)	—	—
October 2010 Notes		(10)	(2)	—
May 2010 Notes		(3)	(2)	—
2009 Notes		(8)	(9)	(1)
Related Party Notes		(4)	(4)	(4)
2008 Reynolds Senior Credit Facilities		—	—	(19)
2007 SIG Senior Credit Facilities		—	—	(3)
CHH Facility		—	—	(1)
Debt commitment letter fees(b)(c)		(68)	(98)	—
Credit Agreement amendment fees		(11)	(12)	—
Fair value adjustment of acquired notes		14	1	—
Original issue discounts(a)		(42)	(6)	(1)

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

		For the period ended December 31,
(In $ million)	Note	2011	2010	2009
Embedded derivatives		11	3	—
Graham Packaging Notes tender offer fees		(5)	—	—
Unamortized debt issue costs written off		—	—	(36)
Net change in fair values of derivatives		(9)	—	—
Net foreign currency exchange loss		(55)	(101)	(130)
Other		(19)	(13)	(8)
Financial expenses		(1,409)	(750)	(499)
Net financial expenses		(1,403)	(709)	(486)

(a) In February 2011, the 2009 Credit Agreement was repaid in full with the proceeds from the February 2011 Notes as well as proceeds from the February 2011 Credit Agreement. As a result of such repayments, the unamortized debt issuance costs of $86 million and unamortized original issuance discount of $38 million related to the 2009 Credit Agreement were expensed during the period ended December 31, 2011.

(b) A debt commitment letter to fund the Graham Packaging Acquisition (refer to note 33) was initially for an amount up to $5 billion and was subject to certain conditions and adjustments, and resulted in the Group incurring $68 million of fees. The proceeds from the issuance of the August 2011 Notes and drawings under the August 2011 Credit Agreement were used to finance the Graham Packaging Acquisition (refer to note 33). As the commitments under the debt commitment letter were not utilized, the Group expensed $68 million of the fees during the period ended December 31, 2011.

(c) A debt commitment letter to fund the Pactiv Acquisition (refer to note 33) was initially for an amount up to $5 billion and was subject to certain conditions and adjustments, and resulted in the Group incurring $98 million of fees. The proceeds from the issuance of the October 2010 Notes and the additional borrowings under the 2009 Credit Agreement were used to finance the Pactiv acquisition. As the commitments under the debt commitment letter were not utilized, the Group expensed $98 million of fees during the period ended December 31, 2010.

Refer to note 25 for information on the Group's borrowings.

13.     Income tax

	For the period ended December 31,
(In $ million)	2011	2010	2009
Current tax expense
Current period	(149)	(117)	(115)
Adjustment for prior periods	—	—	(2)
	(149)	(117)	(117)
Deferred tax benefit (expense)
Origination and reversal of temporary differences	186	39	(40)
Tax rate modifications	8	—	(4)
Recognition of previously unrecognized tax losses and temporary differences	18	6	12
Adjustments for prior periods	(7)	—	1
	205	45	(31)
Income tax benefit (expense)	56	(72)	(148)

Refer to note 37 for a discussion of a refund claim submitted by Evergreen to the Internal Revenue Service ("IRS") in May 2012.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

13.1    Reconciliation of effective tax rate

	For the period ended December 31,
(In $ million)	2011	2010	2009
Reconciliation of effective tax rate
Profit (loss) before income tax	(476)	(38)	272
Income tax using the New Zealand tax rate of 28% (2010 and 2009: 30%)	133	11	(82)
Effect of tax rates in foreign jurisdictions	47	(8)	29
Effect of tax rates in state and local tax	(1)	(5)	(13)
Non-deductible expenses and permanent differences	(95)	(32)	(4)
Tax exempt income and income at a reduced tax rate	9	10	6
Withholding tax	(28)	(10)	(3)
Controlled foreign corporation tax	2	(11)	(17)
Tax rate modifications	8	—	(4)
Recognition of previously unrecognized tax losses and temporary differences	18	6	21
Unrecognized tax losses and temporary differences	(48)	(61)	(82)
Tax uncertainties	8	—	—
Cellulosic biofuel credits	—	29	—
Credits	4	2	—
Other	2	(3)	2
Over (under) provided in prior periods	(3)	—	(1)
Total current period income tax (expense) benefit	56	(72)	(148)

14.     Other comprehensive income

	For the period ended December 31,
(In $ million)	2011		2010		2009
	Pre-Tax	Tax effect	Pre-Tax	Tax effect	Pre-Tax	Tax effect
Exchange difference on translating foreign operations	(26)	—	277	—	71	—
Cash flow hedges	—	—	—	—	19	(7)
Total other comprehensive income	(26)	—	277	—	90	(7)
During the period ended December 31, 2010, the Group transferred $49 million of the exchange difference on translating foreign operations, which had been previously recognized in other comprehensive income to the profit or loss primarily as a result of the internal restructuring of legal entities within the SIG segment.
During the period ended December 31, 2009, the Group transferred $12 million of cash flow hedges which had been previously recognized in other comprehensive income to the profit or loss following the derivatives becoming ineffective hedges when the underlying borrowings were repaid.

15.     Cash and cash equivalents

	As of December 31,
(In $ million)	2011	2010
Cash at bank and on hand	445	591
Short-term deposits	152	72
Total cash and cash equivalents	597	663

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

16.     Trade and other receivables

	As of December 31,
(In $ million)	2011	2010
Trade receivables	1,347	977
Provisions for doubtful debts	(25)	(22)
	1,322	955
Related party receivables (refer to note 30)	31	36
Other receivables	151	154
Total current trade and other receivables	1,504	1,145

Total non-current receivables	55	47

16.1    Movement in provision for doubtful debts

	As of December 31,
(In $ million)	2011	2010
Balance at the beginning of the period	(22)	(22)
Doubtful debts charges recognized	(10)	(8)
Doubtful debts provision applied against trade receivable balance	1	6
Reversal of doubtful debts charges previously recognized	6	2
Balance at the end of the period	(25)	(22)

The doubtful debts charge recognized of $10 million for the period ended December 31, 2011 (2010: $8 million; 2009: $4 million) relates to increases required as a result of management's review of the trade receivable balances.

16.2    Balances net of provision for doubtful debts

	As of December 31,
(In $ million)	2011	2010
Current	1,214	842
Past due 0 to 30 days	81	91
Past due 31 days to 60 days	9	6
Past due 61 days to 90 days	5	2
More than 91 days	13	14
Balance at the end of the period	1,322	955

The individual operating divisions within the Group have reviewed their respective past due trade receivable balances on either an individual or collective basis in conjunction with their current level of credit insurance, where applicable. Based on past experience, the Group believes that no further allowance for doubtful debts other than that recognized is necessary.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

17.     Assets and liabilities held for sale

	As of December 31,
(In $ million)	2011	2010
Assets
Trade receivables	10	—
Inventories	15	—
Property, plant and equipment	44	18
Pension asset	1	—
Total net assets held for sale	70	18
Liabilities
Trade and other payables	14	—
Other liabilities	6	—
Liabilities directly associated with assets held for sale	20	—
Net assets held for sale	50	18

During the period ended December 31, 2011, the Group decided to sell the Pactiv Foodservice laminating operations in Louisville, Kentucky and certain property, plant and equipment. The sale was completed on January 2012 (refer to note 37).
During the period ended December 31, 2010, the Group finalized the sale of the Downingtown facility and recorded an impairment charge of $7 million on the Richmond facility.
Efforts to dispose of the remaining net assets held for sale are currently progressing and are expected to be completed in the next twelve month period.

18.     Inventories

	As of December 31,
(In $ million)	2011	2010
Raw materials and consumables	556	379
Work in progress	227	167
Finished goods	898	646
Engineering and maintenance materials	152	146
Provision against inventory	(69)	(57)
Total inventory	1,764	1,281

During the period ended December 31, 2011, the raw materials elements of inventory recognized as a component of cost of sales totaled $5,750 million (2010: $3,053 million; 2009: $2,684 million). In addition, purchase price adjustments to inventory charged to cost of sales totaled $33 million for the period ended December 31, 2011 (2010: $64 million; 2009: none).

During the period ended December 31, 2011, there were no material write-downs of inventories to net realizable value (2010: $3 million; 2009: $10 million). There were no material reversals of write-downs during 2011 (2010: $2 million; 2009; none). The inventory write-downs and reversals are included in cost of sales.

The U.S. Internal Revenue Code provided a tax credit for companies that use alternative fuel mixtures to produce energy to operate their businesses. The credit, equal to $0.50 per gallon of alternative fuel contained in the mixture, was refundable to the taxpayer. During May 2009, the Group received notification that its application to be registered as an alternative fuel mixer at its Canton and Pine Bluff facilities (within the Evergreen segment) had been approved. For the year ended December 31, 2009, the Group filed claims for alternative fuel mixture credits covering eligible periods from January 2009 to December 2009, totaling approximately $235 million. As a result of these claims, the Group recognized during the period ended December 31, 2009 a reduction of $214 million in its cost of sales, being the claim value net of applicable expenses. In 2010, the Group filed for additional claims based on information released by the Internal Revenue Service in 2010 clarifying how the volume of alternative fuel mixture used in the production process that qualifies for the tax credit should be determined. As a result, the Group recognized during the period ended December 31, 2010 a reduction of $10 million in its cost of sales, being the claim value net of applicable expenses. The Group recognized no such credits in the period ended December 31, 2011.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

19.     Property, plant and equipment

(In $ million)	Land	Buildings and improve-ments	Plant and equipment	Capital work in progress	Leased assets lessor	Financed leased assets	Total
As of December 31, 2011
Cost	239	1,019	4,041	341	334	28	6,002
Accumulated depreciation	—	(178)	(1,112)	—	(156)	(4)	(1,450)
Accumulated impairment losses	(2)	—	(4)	—	—	—	(6)
Carrying amount as of December 31, 2011	237	841	2,925	341	178	24	4,546
As of December 31, 2010
Cost	218	776	2,668	201	268	28	4,159
Accumulated depreciation	—	(83)	(686)	—	(114)	(2)	(885)
Accumulated impairment losses	—	(3)	(5)	—	—	—	(8)
Carrying amount as of December 31, 2010	218	690	1,977	201	154	26	3,266
Carrying amount as of January 1, 2011	218	690	1,977	201	154	26	3,266
Acquisitions through business combinations (refer to note 33)	44	232	1,164	86	—	—	1,526
Additions	—	6	38	416	51	—	511
Capitalization of borrowing costs	—	—	2	2	—	—	4
Disposals	(1)	(9)	(6)	—	(2)	—	(18)
Depreciation for the period	—	(94)	(501)	—	(54)	(1)	(650)
Impairment losses	(2)	(5)	(1)	—	—	—	(8)
Transfers to intangible assets	—	—	—	(2)	—	—	(2)
Transfers to assets held for sale	(10)	(8)	(3)	—	—	—	(21)
Other transfers	(10)	39	303	(369)	33	—	(4)
Effect of movements in exchange rates	(2)	(10)	(48)	7	(4)	(1)	(58)
Carrying amount as of December 31, 2011	237	841	2,925	341	178	24	4,546
Carrying amount as of January 1, 2010	124	399	1,109	80	110	3	1,825
Acquisitions through business combinations (refer to note 33)	83	328	944	64	—	24	1,443
Additions	10	1	47	223	71	—	352
Capitalization of borrowing costs	—	—	—	1	—	—	1
Disposals	(2)	(6)	(19)	—	(3)	—	(30)
Depreciation for the period	—	(30)	(240)	—	(46)	(1)	(317)
Impairment losses	—	(3)	(5)	—	—	—	(8)
Transfers to assets held for sale	—	12	(13)	—	—	—	(1)
Transfers to intangibles	—	—	(3)	—	—	—	(3)
Other transfers	—	(3)	154	(168)	17	—	—
Effect of movements in exchange rates	3	(8)	3	1	5	—	4
Carrying amount as of December 31, 2010	218	690	1,977	201	154	26	3,266

The depreciation charge of $650 million for the period ended December 31, 2011 (2010: $317 million; 2009: $331 million) is recognized in the statements of comprehensive income as a component of cost of sales (2011: $625 million; 2010: $302 million; 2009: $318 million), selling, marketing and distribution expenses (2011: $4 million; 2010: $3 million; 2009: $4 million) and general and administration expenses (2011: $21 million; 2010: $12 million; 2009: $9 million).

During the period ended December 31, 2011, the Group incurred an impairment loss of $9 million (2010: $8 million; 2009: $5 million) related to closures of certain facilities. There were no reversals of impairment charges during the period ended December 31, 2011 (2010: none; 2009: none). The recognition and reversal of impairment charges is included in other expenses in the profit or loss component of the statements of comprehensive income.

Refer to note 34 for details of the leased assets lessor category of property, plant and equipment. Refer to note 25 for details of security granted over property, plant and equipment and other assets.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

20.     Investment properties

	As of December 31,
(In $ million)	2011	2010
Cost	44	81
Accumulated depreciation	(9)	(7)
Accumulated impairment losses	(6)	(6)
Balance at the end of the period	29	68
Balance at the beginning of the period	68	76
Additions	4	4
Disposals	(43)	(16)
Depreciation	(1)	(2)
Transfer from property, plant and equipment	4	—
Impairment (losses) reversals	(4)	1
Effect of movements in exchange rates	1	5
Balance at the end of the period	29	68
Fair value of investment properties	29	68

Investment properties (mainly industrial real estate), held by the Group's SIG and Closures segments, are leased to third parties. The method for determining the fair value of investment properties is described in note 5.3.
No contingent rents are charged.
The Group has no restrictions on the realizability of its investment property and no contractual obligations to either purchase, construct or develop investment property or for repairs, maintenance and enhancements.
Direct operating expenses (including repairs and maintenance) arising from investment properties that generated rental income during the period ended December 31, 2011 totaled $3 million (2010: $3 million; 2009: $3 million).
There were no direct operating expenses (including repairs and maintenance) arising from investment properties that did not generate rental income during the period ended December 31, 2011 (2010: none; 2009: none).

21.     Current and deferred tax assets and liabilities
The current tax asset of $39 million (2010: $109 million) represents the amount of income taxes recoverable in respect of current and prior periods and that arise from the payment of tax in excess of the amounts due to the relevant tax authorities. The current tax liability of $161 million (2010: $142 million) represents the amount of income taxes payable in respect of current and prior periods.

21.1    Unrecognized deferred tax assets

	As of December 31,
(In $ million)	2011	2010
Deductible/(taxable) temporary differences	17	20
Tax losses	276	284
Total unrecognized deferred tax assets	293	304

The tax losses of the Group expire over different time intervals depending on local jurisdiction requirements. Certain deductible temporary differences do not expire under current tax legislation in the jurisdiction where the differences arose. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Group can utilize the benefit.

21.2    Unrecognized deferred tax liabilities

To the extent that dividends are expected to be remitted from overseas subsidiaries, joint ventures and associates, and would result in additional income taxes payable, appropriate amounts have been provided for in the statements of financial position. No deferred tax liabilities have been provided for unremitted earnings of the Group's overseas companies when these amounts are considered permanently reinvested in the businesses of these companies. As of December 31, 2011, the unrecognized deferred tax liabilities associated with unremitted earnings totaled approximately $12 million.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

21.3    Movement in recognized deferred tax assets and liabilities

(In $ million)	Derivatives	Inventories	Property, plant and equipment	Investment property	Intangible assets	Employee benefits	Provisions	Tax loss carry-forwards	Interest	Tax credits	Unrecognized temporary differences	Unrealized foreign currency exchange	Other items	Net deferred tax assets (liabilities)
Balance at the beginning of the period	2	(2)	(194)	(6)	(295)	51	27	104	—	—	(13)	7	6	(313)
Recognized in the profit or loss	(3)	27	(20)	6	56	7	(20)	(9)	9	16	(7)	(8)	(9)	45
Acquired in business combinations	(3)	(16)	(308)	—	(996)	311	27	42	—	18	—	—	86	(839)
Other (including foreign exchange and disposals)	1	—	2	—	—	—	—	—	—	—	—	—	—	3
Balance as of December 31, 2010	(3)	9	(520)	—	(1,235)	369	34	137	9	34	(20)	(1)	83	(1,104)
Recognized in the profit or loss	8	(5)	64	—	62	(10)	(11)	(71)	161	15	(3)	1	(6)	205
Acquired in business combinations	—	(2)	(164)	—	(905)	23	8	312	—	11	5	—	89	(623)
Other (including foreign exchange and disposals)	—	(1)	1	—	5	(9)	(1)	1	—	—	1	—	6	3
Balance as of December 31, 2011	5	1	(619)	—	(2,073)	373	30	379	170	60	(17)	—	172	(1,519)

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

	As of December 31,
(In $ million)	2011	2010
Included in the statement of financial position as:
Deferred tax assets - non-current	29	23
Deferred tax liabilities - non-current	(1,548)	(1,127)
Total recognized net deferred tax liabilities	(1,519)	(1,104)

21.4    Movement in unrecognized deferred taxes

(In $ million)	Tax losses	Taxable temporary differences	Deductible temporary differences	Total unrecognized deferred tax asset
Balance at the beginning of the period	230	1	13	244
Additions and reversals	56	(2)	7	61
Recognition	(6)	—	—	(6)
Acquired in business combinations	20	—	—	20
Other (including foreign exchange and disposals)	(16)	1	—	(15)
Balance as of December 31, 2010	284	—	20	304
Additions and reversals	44	—	4	48
Recognition	(17)	(1)	—	(18)
Acquired in business combinations	65	—	(5)	60
Other (including foreign exchange and disposals)	(100)	(5)	4	(101)
Balance as of December 31, 2011	276	(6)	23	293

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

22.     Intangible assets

(In $ million)	Goodwill	Trademarks	Customer relationships	Technology & software	Other	Total
As of December 31, 2011
Cost	6,297	2,058	3,768	1,082	241	13,446
Accumulated amortization	—	(24)	(447)	(321)	(109)	(901)
Carrying amount as of December 31, 2011	6,297	2,034	3,321	761	132	12,545
As of December 31, 2010
Cost	4,630	1,803	2,147	535	288	9,403
Accumulated amortization	—	(12)	(280)	(219)	(129)	(640)
Accumulated impairment losses	—	—	—	—	(15)	(15)
Carrying amount as of December 31, 2010	4,630	1,791	1,867	316	144	8,748
Carrying amount as of January 1, 2011	4,630	1,791	1,867	316	144	8,748
Acquisitions through business combinations (refer to note 33)	1,754	256	1,659	540	8	4,217
Additions	—	—	5	8	5	18
Amortization for the period	—	(6)	(153)	(106)	(56)	(321)
Transfers from property, plant and equipment	—	—	—	2	—	2
Other transfers	—	(6)	(24)	—	30	—
Other (refer to note 2.6)	(53)	—	—	—	—	(53)
Effect of movements in exchange rates	(34)	(1)	(33)	1	1	(66)
Carrying amount as of December 31, 2011	6,297	2,034	3,321	761	132	12,545
Carrying amount as of January 1, 2010	1,730	654	635	184	76	3,279
Acquisitions through business combinations (refer to note 33)	2,931	1,114	1,323	189	93	5,650
Other additions	—	—	3	9	7	19
Amortization for the period	—	(5)	(88)	(59)	(33)	(185)
Impairment losses	—	—	—	—	(15)	(15)
Disposals	—	—	—	(1)	—	(1)
Transfers from property, plant and equipment	—	—	—	3	—	3
Other transfers	—	—	—	(15)	15	—
Effect of movements in exchange rates	(31)	28	(6)	6	1	(2)
Carrying amount as of December 31, 2010	4,630	1,791	1,867	316	144	8,748

The amortization charge of $321 million for the period ended December 31, 2011 (2010: $185 million; 2009: $169 million) is recognized in the statements of comprehensive income as a component of cost of sales (2011: $97 million; 2010: $83 million; 2009: $84 million) and general and administration expenses (2011: $224 million; 2010: $102 million; 2009: $85 million).

Refer to note 25 for details of security granted over the Group's intangible assets.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

22.1    Impairment testing for indefinite life intangible assets

Goodwill, certain trademarks and certain other identifiable intangible assets are the only intangibles with indefinite useful lives and therefore are not subject to amortization. Instead, they are tested for impairment at least annually as well as whenever there is an indication that they may be impaired.

For the purposes of goodwill impairment testing, goodwill is tested at the segment level, which is the lowest level within the Group at which goodwill is monitored for internal management purposes.

For the purposes of indefinite life intangible asset impairment testing, indefinite life intangible assets are tested at a group of CGUs that supports the indefinite life intangible assets.

The aggregate carrying amounts of goodwill and indefinite life intangible assets allocated to each segment for purposes of impairment testing are as follows and do not reflect the finalization of purchase accounting for the acquisition of Graham Packaging:

	As of December 31,
	2011			2010
(In $ million)	Goodwill	Trademarks	Other	Goodwill	Trademarks	Other
SIG Combibloc	807	297	—	881	298	—
Evergreen	41	34	—	41	34	—
Pactiv Foodservice	1,650	526	71	—	—	—
Reynolds Consumer Products	1,845	850	—	394	301	—
Closures	377	—	—	386	—	—
Graham Packaging	—	250	—	—	—	—
Unallocated	1,577	—	—	2,928	1,075	78
Total	6,297	1,957	71	4,630	1,708	78

The impairment testing for allocated goodwill and indefinite life identifiable intangible assets was performed by comparing the estimated fair value less cost to sell to the segment's or group of CGUs' carrying value of net assets, as applicable.

The estimated fair value has been determined using forecasted 2012 Adjusted EBITDA expected to be generated by the relevant segment or group of CGUs multiplied by an earnings capitalization rate (“earnings multiple”). The values assigned to key assumptions represent management's assessment of future trends in the segment's industry and are based on both external and internal sources. The forecasted 2012 Adjusted EBITDA has been prepared by segment management using certain key assumptions including selling prices, sales volumes and costs of raw materials. The Forecast 2012 Adjusted EBITDA is subject to review by the Group's CODM. Earnings multiples reflect recent sale and purchase transactions and comparable company EBITDA trading multiples in the same industry. The earnings multiples applied for December 31, 2011 ranged between 7.5x and 8.5x. Costs to sell were estimated to be 2% of the fair value of each segment or group of CGUs.

As of December 31, 2011, there was no impairment in respect of any allocated goodwill or indefinite life identifiable intangible assets (2010: none; 2009: none). If the forecasted 2012 Adjusted EBITDA or the earnings multiples used in calculating fair value less costs to sell had been 10% lower than those used as of December 31, 2011, no impairment would need to be recognized.

The Group did not perform a formal impairment test with respect to the indefinite life identifiable intangible assets and goodwill arising from the Graham Packaging Acquisition due to the proximity of the acquisition date to the statement of financial position date. However, the Group has performed procedures to determine whether there were triggering events that would indicate the goodwill and indefinite life identifiable intangible assets were impaired. In undertaking these procedures, the Group considered whether qualitative and quantitative factors indicated that an impairment triggering event had occurred. These factors included consideration of the forecasted 2012 Graham Packaging operation's EBITDA, expected future cost savings and general economic conditions compared to similar factors assessed as part of the Graham Packaging Acquisition. The assessments concluded that no impairment triggers existed and, as a result, no impairment existed with respect to the goodwill and indefinite life identifiable intangible assets as of December 31, 2011.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

23.     Investments in associates and joint venture equity accounted

Summary of financial information not adjusted for the percentage ownership held by the Group for associates and joint venture (equity method):

(In $ million)	Country of incorporation	Interest held	Reporting date	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Revenue	Expenses	Profit after tax
2011
SIG Combibloc Obeikan Company Limited	Kingdom of Saudi Arabia	50.0%	December 31	69	32	101	(42)	(10)	(52)	114	(98)	16
SIG Combibloc Obeikan FZCO	United Arab Emirates	50.0%	December 31	82	27	109	(60)	(2)	(62)	176	(161)	15
Ducart Evergreen Packaging Ltd ("Ducart")	Israel	50.0%	December 31	12	2	14	(5)	(1)	(6)	21	(19)	2
Banawi Evergreen Packaging Company Limited ("Banawi")	Kingdom of Saudi Arabia	50.0%	December 31	5	7	12	(3)	—	(3)	12	(10)	2
Eclipse Closures, LLC	USA	49.0%	December 31	—	—	—	(1)	—	(1)	—	(1)	(1)
Graham Blow Pack Private Limited ("GBPPL")	India	22.0%	September 30	3	5	8	(2)	(3)	(5)	—	—	—
				171	73	244	(113)	(16)	(129)	323	(289)	34
2010
SIG Combibloc Obeikan Company Limited	Kingdom of Saudi Arabia	50.0%	December 31	65	30	95	(51)	(10)	(61)	90	(74)	16
SIG Combibloc Obeikan FZCO	United Arab Emirates	50.0%	December 31	76	38	114	(64)	(4)	(68)	161	(145)	16
Ducart Evergreen Packaging Ltd ("Ducart")	Israel	50.0%	December 31	13	2	15	(5)	(1)	(6)	19	(17)	2
Banawi Evergreen Packaging Company Limited ("Banawi")	Kingdom of Saudi Arabia	50.0%	December 31	6	6	12	(3)	—	(3)	13	(11)	2
				160	76	236	(123)	(15)	(138)	283	(247)	36

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

For the purpose of applying the equity method of accounting, the financial statements of the Ducart and Banawi operations for the periods ended November 30, 2011 and 2010 have been used with appropriate adjustments being made for the effects of significant transactions and the Group's share of results between these dates and December 31, 2011 and 2010, respectively. No adjustment was made with respect to PPPL for purposes of applying the equity method of accounting as there were no significant events or transactions that occurred between September 30, 2011 and December 31, 2011.

There are currently no restrictions in respect of the transfer of funds to the Group in the form of cash dividends or the repayment of loans associated with its investments in SIG Combibloc Obeikan FZCO and GBPPL.

The Ducart and Banawi associates have limitations to the amount of dividends that the associates may declare. Dividends are limited to the associates' accumulated profits after certain local reserve levels have been attained.

Under the restrictions imposed through the Saudi Industrial Development Fund (“SIDF”) resulting from the Group's concessional funding loan to SIG Combibloc Obeikan Co. Limited, the maximum dividend or cash distribution able to be paid to the Group from this venture in any fiscal year cannot exceed 25% of the paid-up-capital or SIDF loan value.

The Eclipse Closures, LLC joint venture has an annual mandatory tax distribution on or before March 31 of each year to distribute cash to members according to their respective percentage of shares. The distribution is equal to the prior year's profit and highest combined federal and state income taxes at rates payable by any member. However, due to losses incurred, no mandatory tax distribution is due on March 31, 2012.

Movements in carrying values of investments in associates and joint ventures (equity method)

	As of December 31,
(In $ million)	2011	2010
Balance at the beginning of the period	110	104
Share of profit, net of income tax	17	18
Acquisition through business combination	2	—
Disposal, decrease or dilution in investment in associates	—	(3)
Dividends received	(8)	(4)
Effect of movement in exchange rates	(2)	(5)
Balance at the end of the period	119	110
Amount of goodwill in carrying value of associates and joint ventures (equity method)	52	56

24.     Trade and other payables

	As of December 31,
(In $ million)	2011	2010
Trade payables	847	712
Related party payables (refer to note 30)	51	21
Other payables and accrued expenses	882	515
Total trade and other payables	1,780	1,248
Current	1,749	1,239
Non-current	38	9
Total trade and other payables	1,787	1,248

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

25.     Borrowings

		As of December 31,
(In $ million)	Note	2011	2010
August 2011 Credit Agreement (a)(u)		247	—
2009 Credit Agreement (b)(v)		—	136
Pactiv 2012 Notes(m)(ac)		253	—
Other borrowings (ae)		20	4
Current borrowings		520	140
August 2011 Credit Agreement (a)(u)		4,243	—
2009 Credit Agreement (b)(v)		—	3,890
August 2011 Senior Secured Notes (c)(w)		1,468	—
August 2011 Senior Notes(d)(w)		972	—
February 2011 Senior Secured Notes (e)(x)		999	—
February 2011 Senior Notes (f)(x)		993	—
October 2010 Senior Secured Notes (g)(y)		1,473	1,470
October 2010 Senior Notes (h)(y)		1,466	1,464
May 2010 Notes (i)(z)		980	978
2009 Notes (j)(aa)		1,642	1,648
Related Party Notes at 8% (k)(ab)	30	606	621
Related Party Notes at 9.5% (l)(ab)	30	530	542
Pactiv 2012 Notes (m)(ac)		—	261
Pactiv 2017 Notes (n)(ac)		314	316
Pactiv 2018 Notes (o)(ac)		17	17
Pactiv 2025 Notes (p)(ac)		269	269
Pactiv 2027 Notes (q)(ac)		197	197
Graham Packaging 2014 Notes (r)(ad)		367	—
Graham Packaging 2017 Notes(s)(ad)		14	—
Graham Packaging 2018 Notes(t)(ad)		19	—
Related party borrowings	30	39	16
Other borrowings (ae)		33	28
Non-current borrowings		16,641	11,717
Total borrowings		17,161	11,857

Refer to note 37 for subsequent events related to the Group's borrowings and U.S. Securities and Exchange Commission registration.

	As of December 31,
(In $ million)	2011	2010
(a) August 2011 Credit Agreement (current and non-current)	4,574	—
Transaction costs	(65)	—
Original issue discount	(19)	—
Carrying amount	4,490	—
(b) 2009 Credit Agreement (current and non-current)	—	4,150
Transaction costs	—	(86)
Original issue discount	—	(38)
Carrying amount	—	4,026
(c) August 2011 Senior Secured Notes	1,500	—
Transaction costs	(33)	—

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

	As of December 31,
(In $ million)	2011	2010
Original issue discount	(11)	—
Embedded derivative	12	—
Carrying amount	1,468	—
(d) August 2011 Senior Notes	1,000	—
Transaction costs	(27)	—
Original issue discount	(7)	—
Embedded derivative	6	—
Carrying amount	972	—
(e) February 2011 Senior Secured Notes	1,000	—
Transaction costs	(15)	—
Embedded derivative	14	—
Carrying amount	999	—
(f) February 2011 Senior Notes	1,000	—
Transaction costs	(17)	—
Embedded derivative	10	—
Carrying amount	993	—
(g) October 2010 Senior Secured Notes	1,500	1,500
Transaction costs	(35)	(39)
Embedded derivative	8	9
Carrying amount	1,473	1,470
(h) October 2010 Senior Notes	1,500	1,500
Transaction costs	(43)	(46)
Embedded derivative	9	10
Carrying amount	1,466	1,464
(i) May 2010 Notes	1,000	1,000
Transaction costs	(28)	(31)
Embedded derivative	8	9
Carrying amount	980	978
(j) 2009 Notes	1,707	1,723
Transaction costs	(59)	(69)
Original issue discount	(17)	(19)
Embedded derivative	11	13
Carrying amount	1,642	1,648
(k) Related Party Notes at 8%	621	638
Transaction costs	(15)	(17)
Carrying amount	606	621
(l) Related Party Notes at 9.5%	544	558
Transaction costs	(14)	(16)
Carrying amount	530	542
(m) Pactiv 2012 Notes	249	249
Fair value adjustment at acquisition	4	12
Carrying amount	253	261
(n) Pactiv 2017 Notes	300	300
Fair value adjustment at acquisition	14	16
Carrying amount	314	316
(o) Pactiv 2018 Notes	16	16
Fair value adjustment at acquisition	1	1
Carrying amount	17	17
(p) Pactiv 2025 Notes	276	276
Fair value adjustment at acquisition	(7)	(7)

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

	As of December 31,
(In $ million)	2011	2010
Carrying amount	269	269
(q) Pactiv 2027 Notes	200	200
Fair value adjustment at acquisition	(3)	(3)
Carrying amount	197	197
(r) Graham Packaging 2014 Notes	355	—
Fair value adjustment at acquisition	5	—
Embedded derivative	7	—
Carrying amount	367	—
(s) Graham Packaging 2017 Notes	14	—
Carrying amount	14	—
(t) Graham Packaging 2018 Notes	19	—
Carrying amount	19	—

(u)         August 2011 Credit Agreement

Reynolds Group Holdings Limited ("RGHL"), the immediate parent of the Group, and certain members of the Group are parties to an amended and restated senior secured credit agreement dated August 9, 2011 (the “August 2011 Credit Agreement”), which amended and restated the terms of the February 2011 Credit Agreement (as defined below). The August 2011 Credit Agreement comprises the following term and revolving tranches:

		Original Facility Value	Value Drawn or Utilized at	Applicable interest rate for the period ended
(In million)	Maturity Date		December 31, 2011	December 31, 2011
Term Tranches
Tranche B Term Loan ($)(1)	February 9, 2018	2,325	2,283	4.250% - 6.500%
Tranche C Term Loan ($)	August 9, 2018	2,000	1,974	6.500%
European Term Loan (€)	February 9, 2018	250	246	5.000% - 6.750%
Revolving Tranches (2)
Revolving Tranche ($)	November 5, 2014	120	85	—
Revolving Tranche (€)	November 5, 2014	80	17	—

(1)    In connection with the August 2011 Credit Agreement, the U.S. Term Loans under the February 2011 Credit Agreement were redesignated as "Tranche B Term Loans."

(2)     The Revolving Tranches were utilized in the form of bank guarantees and letters of credit.

On September 8, 2011, $2,000 million of incremental term loans were drawn under the August 2011 Credit Agreement. These proceeds, together with the proceeds of the August 2011 Notes (as defined below) and available cash of the Group, were used to finance the Graham Packaging Acquisition (refer to note 33) and to pay related fees and expenses.

RGHL and certain members of the Group have guaranteed on a senior basis the obligations under the August 2011 Credit Agreement and related documents to the extent permitted by law. Certain guarantors have granted security over certain of their assets to support the obligations under the August 2011 Credit Agreement. This security is expected to be shared on a first priority basis with the note holders under the 2009 Notes, the October 2010 Senior Secured Notes, the February 2011 Senior Secured Notes and the August 2011 Senior Secured Notes (each as defined below and together the “Secured Notes”). Graham Packaging Holdings Company and its subsidiaries (the “Graham Group”) have not guaranteed the August 2011 Credit Agreement or granted security to support the obligations under the August 2011 Credit Agreement.

Indebtedness under the August 2011 Credit Agreement may be voluntarily repaid in whole or in part, subject to a 1% prepayment premium in the case of refinancing and certain pricing amendments within specified timeframes, and must be mandatorily repaid in certain circumstances. The borrowers also make quarterly amortization payments of 0.25% of the original outstanding principal in respect of the term loans. Additional principal amortization payments of $50 million per quarter will be payable for so long as certain members of the Graham Group do not guarantee the August 2011 Credit Agreement. The borrowers are also required to make annual prepayments of term loans with up to 50% of excess cash flow (which will be reduced to 25% if a specified senior secured leverage ratio is met) as determined in accordance with the August 2011 Credit Agreement.

The August 2011 Credit Agreement contains customary covenants which restrict RGHL and the Group from certain activities including, among other things, incurring debt, creating liens over assets, selling or acquiring assets and making restricted payments, in each case except as permitted under the August 2011 Credit Agreement. RGHL and the Group also have a minimum interest coverage ratio covenant, a maximum senior secured leverage ratio covenant, as well as limitations on capital expenditures. In addition, total assets of the non-guarantor companies (excluding intra-group items but including investments in subsidiaries) are required to be 20% or less of the adjusted consolidated total assets of RGHL and

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

its subsidiaries and the aggregate of the EBITDA of the non-guarantor companies is required to be 20% or less of the consolidated EBITDA of RGHL and its subsidiaries, in each case calculated in accordance with the August 2011 Credit Agreement (which excludes the assets and EBITDA of the Graham Group) and may differ from the measure of Adjusted EBITDA as disclosed in note 6.
As of December 31, 2011, RGHL and the Group were in compliance with all of the covenants.
(v)         February 2011 Credit Agreement and 2009 Credit Agreement

RGHL and certain members of the Group were parties to a senior secured credit agreement dated February 9, 2011 (the “February 2011 Credit Agreement”). The February 2011 Credit Agreement amended and restated a senior secured credit agreement dated November 5, 2009 (the “2009 Credit Agreement”). On February 1, 2011, the Tranche D Term Loan under the 2009 Credit Agreement was repaid with the proceeds of the February 2011 Notes and on February 9, 2011 the Tranche A Term Loan, the Tranche B Term Loan, the Tranche C Term Loan and the European Term Loan under the 2009 Credit Agreement were repaid with the proceeds of the U.S. Term Loan and European Term Loan under the February 2011 Credit Agreement.

(w)         August 2011 Notes

On August 9, 2011, Reynolds Group Issuer LLC, Reynolds Group Issuer Inc. and Reynolds Group Issuer (Luxembourg) S.A. (together the "Reynolds Issuers") issued $1,500 million principal amount of 7.875% senior secured notes due 2019 (the "August 2011 Senior Secured Notes") and $1,000 million principal amount of 9.875% senior notes due 2019 (the "August 2011 Senior Notes" and, together with the August 2011 Senior Secured Notes, the "August 2011 Notes"). Interest on the August 2011 Notes is paid semi-annually on February 15 and August 15.

(x)        February 2011 Notes
On February 1, 2011, the Reynolds Issuers issued $1,000 million principal amount of 6.875% senior secured notes due 2021 (the “February 2011 Senior Secured Notes”) and $1,000 million principal amount of 8.250% senior notes due 2021 (the “February 2011 Senior Notes” and, together with the February 2011 Senior Secured Notes, the “February 2011 Notes”). Interest on the February 2011 Notes is paid semi-annually on February 15 and August 15.
(y)         October 2010 Notes
On October 15, 2010, the Reynolds Issuers issued $1,500 million principal amount of 7.125% senior secured notes due 2019 (the “October 2010 Senior Secured Notes”) and $1,500 million principal amount of 9.000% senior notes due 2019 (the “October 2010 Senior Notes” and, together with the October 2010 Senior Secured Notes, the “October 2010 Notes”). Interest on the October 2010 Notes is paid semi-annually on April 15 and October 15.
(z)     May 2010 Notes

On May 4, 2010, the Reynolds Issuers issued $1,000 million principal amount of 8.500% senior notes due 2018 (the “May 2010 Notes”). Interest on the May 2010 Notes is paid semi-annually on May 15 and November 15.

(aa)         2009 Notes
On November 5, 2009, the Reynolds Issuers issued $1,125 million principal amount of 7.750% senior secured notes due 2016 and €450 million principal amount of 7.750% senior secured notes due 2016 (collectively, the “2009 Notes”). Interest on the 2009 Notes is paid semi-annually on April 15 and October 15.
Assets Pledged as Security for Loans and Borrowings

The shares in the Company have been pledged as collateral to support the obligations under the August 2011 Credit Agreement and the Secured Notes. In addition, the Company and certain of its subsidiaries have pledged certain of their assets (including shares and equity interests) as collateral to support the obligations under the August 2011 Credit Agreement and the Secured Notes.

Terms Governing the Notes

As used herein “Notes” refers to the August 2011 Notes, the February 2011 Notes, the October 2010 Notes, the May 2010 Notes and the 2009 Notes.

Certain Guarantee and Security Arrangements

All of the guarantors of the August 2011 Credit Agreement have guaranteed the obligations under the Notes to the extent permitted by law.

Certain guarantors have granted security over certain of their assets to support the obligations under the Secured Notes. This security is expected to be shared on a first priority basis with the creditors under the August 2011 Credit Agreement.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

Notes Indentures Restrictions
The respective indentures governing the Notes all contain customary covenants which restrict the Group from certain activities including, among other things, incurring debt, creating liens over assets, selling assets and making restricted payments, in each case except as permitted under the respective indentures governing the Notes.
Early Redemption Option and Change in Control Provisions

Under the respective indentures governing the Notes, the Reynolds Issuers, at their option, can elect to redeem the Notes under terms and conditions specified in the respective indentures. The terms of the early redemption constitute an embedded derivative. In accordance with the Group's accounting policy for embedded derivatives, the Group has recognized embedded derivatives in relation to the redemption provisions of the indentures governing the respective Notes.
Under the respective indentures governing the Notes, in certain circumstances which would constitute a change in control, the holders of the Notes have the right to require the Reynolds Issuers to repurchase the Notes at a premium.
U.S. Securities and Exchange Commission Registration Rights

Pursuant to separate registration rights agreements entered into with the initial purchasers of the Notes, the Reynolds Issuers have agreed (i) to file with the U.S. Securities and Exchange Commission (“SEC”) an exchange offer registration statement pursuant to which the Reynolds Issuers will separately exchange the Notes for a like aggregate principal amount of new registered notes that are identical in all material respects to the respective Notes, except for certain provisions, among others, relating to additional interest and transfer restrictions; or (ii) under certain circumstances, to file a shelf registration statement with the SEC.

The respective registration rights agreements for the Notes require the relevant filing to be effective within 12 months from the issuance of the Notes. If this does not occur, the Reynolds Issuers are required to pay additional interest of up to a maximum of 1.00% per annum. Additional interest on the 2009 Notes commenced on November 5, 2010 and ended on November 5, 2011. Additional interest on the May 2010 Notes commenced on May 4, 2011 and ends on May 4, 2012. Additional interest on the October 2010 Notes commenced on October 15, 2011 and ends on October 15, 2012. Additional interest on the February 2011 Notes commenced on February 1, 2012 and ends on February 1, 2013. For the period ended December 31, 2011, the Group expensed additional interest of $10 million, $3 million, and $2 million related to the 2009 Notes, May 2010 Notes and October 2010 Notes, respectively. As of December 31, 2011, the accrued additional interest related to these series of notes was $3 million.

(ab)         Related Party Notes
On June 29, 2007, Beverage Packaging Holdings (Luxembourg) II S.A (“BP II”) (a related party of the Company) issued €480 million principal amount of 8.000% senior notes due 2016 (the “2007 Senior Notes”) and €420 million principal amount of 9.500% senior subordinated notes due 2017 (the “2007 Senior Subordinated Notes” and, together with the 2007 Senior Notes, the “2007 Notes”). Interest on the 2007 Notes is paid semi-annually on June 15 and December 15. Concurrent with the issuance of the 2007 Notes, BP II loaned €900 million to the Company, consisting of €480 million principal amount with an interest rate of 8.000% (the "Related Party Notes at 8%") and €420 million principal amount with an interest rate of 9.500% (the "Related Party Notes at 9.5%" and together with the Related Party Notes at 8%, the "Related Party Notes"). The interest payment and final maturity dates of the Related Party Notes are consistent with those of the 2007 Notes.
The 2007 Senior Notes are secured on a second-priority basis and the 2007 Senior Subordinated Notes are secured on a third-priority basis, by all of the equity interests of the Company held by RGHL and the receivables under a loan of the proceeds of the 2007 Notes made by BP II to the Company. All of the guarantors of the August 2011 Credit Agreement have guaranteed the obligations under the 2007 Notes to the extent permitted by law.
The indentures governing the 2007 Notes contain customary covenants which restrict the Group from certain activities including, among other things, incurring debt, creating liens over assets, selling assets and making restricted payments, in each case except as permitted under the indentures governing the 2007 Notes.
In certain circumstances which would constitute a change in control, the holders of the 2007 Notes have the right to require BP II to repurchase the 2007 Notes at a premium.
(ac)     Pactiv Notes

As of December 31, 2011 and December 31, 2010, the Group had outstanding:

•	$249 million in principal amount of 5.875% Notes due 2012 which were issued by Pactiv (as defined in note 33) (the “Pactiv 2012 Notes”);

•	$300 million in principal amount of 8.125% Debentures due 2017 which were issued by Pactiv (the “Pactiv 2017 Notes”);

•	$16 million in principal amount of 6.400% Notes due 2018 which were issued by Pactiv (the “Pactiv 2018 Notes”);

•	$276 million in principal amount of 7.950% Debentures due 2025 which were issued by Pactiv (the “Pactiv 2025 Notes”); and

•	$200 million in principal amount of 8.375% Debentures due 2027 which were issued by Pactiv (the “Pactiv 2027 Notes”),

(together, the “Pactiv Notes”).
For each of the Pactiv Notes, interest is paid semi-annually:

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

•	on the Pactiv 2012 Notes and the Pactiv 2018 Notes, January 15 and July 15;

•	on the Pactiv 2017 Notes and the Pactiv 2025 Notes, June 15 and December 15; and

•	on the Pactiv 2027 Notes, April 15 and October 15.
The Pactiv Notes are not guaranteed by any member of the Group and are unsecured.
The indentures governing the Pactiv Notes contain a negative pledge clause limiting the ability of certain entities within the Group, subject to certain exceptions, to (i) incur or guarantee debt that is secured by liens on “principal manufacturing properties” (as such term is defined in the indentures governing the Pactiv Notes) or on the capital stock or debt of certain subsidiaries that own or lease any such principal manufacturing property and (ii) sell and then take an immediate lease back of such principal manufacturing property.

The Pactiv 2012 Notes, the Pactiv 2017 Notes, the Pactiv 2018 Notes and the Pactiv 2027 Notes may be redeemed at any time at the Group's option, in whole or in part at a redemption price equal to 100% of the principal amount thereof plus any accrued and unpaid interest to the date of the redemption.

Refer to note 37 for further information regarding the repayment of the Pactiv 2012 Notes subsequent to December 31, 2011.

(ad)     Graham Packaging Notes
As of December 31, 2011, the Group had outstanding:

•
$355 million in principal amount of 9.875% senior subordinated notes due 2014, which were issued by Graham Packaging Company L.P. and GPC Capital Corp. I (the "Graham Issuers") (the "Graham Packaging 2014 Notes");

•	$14 million in principal amount of 8.250% senior notes due 2017, which were issued by the Graham Issuers (the "Graham Packaging 2017 Notes); and

•	$19 million in principal amount of 8.250% senior notes due 2018, which were issued by the Graham Issuers (the "Graham Packaging 2018 Notes),
(together, the "Graham Packaging Notes").
For each of the Graham Packaging Notes, interest is paid semi-annually:

•	on the Graham Packaging 2014 Notes, April 15 and October 15;

•	on the Graham Packaging 2017 Notes, January 1 and July 1; and

•	on the Graham Packaging 2018 Notes, April 1 and October 1.
The Graham Packaging Notes are guaranteed by certain members of the Graham Group and are unsecured.
The respective indentures governing the Graham Packaging Notes all contain customary covenants which restrict the Graham Group from certain activities including, among other things, incurring debt, creating liens over assets, selling assets, making restricted payments and entering into certain transactions with affiliates (which would include transactions with members of the Group that are not members of the Graham Group), in each case except as permitted under the respective indentures governing the Graham Packaging Notes.
The Graham Packaging 2017 Notes and the Graham Packaging 2018 Notes may be redeemed at any time at the Graham Group's option, in whole or in part at a redemption price equal to 100% of the principal amount thereof plus any accrued and unpaid interest to the date of the redemption plus a premium. The Graham Packaging 2014 Notes may be redeemed at any time at the Graham Group's option, in whole or in part at a redemption price equal to (i) from October 15, 2011 through October 14, 2012, 101.646% of the outstanding principal of amount thereof; and (ii) thereafter, 100% of the outstanding principal amount thereof; plus, in each case, any accrued and unpaid interest to the date of redemption.
On the date of the Graham Packaging Acquisition, the Group acquired principal amounts of $253 million and $250 million of the Graham Packaging 2017 Notes and the Graham Packaging 2018 Notes, respectively. Following the closing of the Graham Packaging Acquisition, the Graham Issuers launched a change of control offer on September 16, 2011 (the “Change of Control Offer”) to re-purchase for cash any or all of the Graham Packaging 2017 Notes and the Graham Packaging 2018 Notes pursuant to the respective indentures governing such notes. On October 20, 2011 principal amounts of $239 million of the Graham Packaging 2017 Notes and $231 million of the Graham Packaging 2018 Notes were re-purchased pursuant to the Change of Control Offer. The Group paid a total of $482 million for the payment of principal, accrued interest and the change of control premium for the above notes tendered in the Change of Control Offer.
Refer to note 37 for further information regarding the repayment of the Graham Packaging Notes subsequent to December 31, 2011.

(ae)     Other borrowings
As of December 31, 2011, in addition to the August 2011 Credit Agreement, the Notes, the Related Party Notes, the Pactiv Notes, and the Graham Packaging Notes, the Group had a number of unsecured working capital facilities extended to certain operating companies of the Group. These facilities bear interest at floating or fixed rates.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

As of December 31, 2011, the Group had local working capital facilities in a number of jurisdictions which are secured by the collateral under the August 2011 Credit Agreement, the Secured Notes and certain other assets. The local working capital facilities which are secured by the collateral under the August 2011 Credit Agreement and the Secured Notes rank pari passu with the obligations under the August 2011 Credit Agreement and the Secured Notes. As of December 31, 2011, the secured facilities were utilized in the amount of $25 million (2010: $4 million) in the form of letters of credit and bank guarantees.
Other borrowings as of December 31, 2011, also included finance lease obligations of $28 million (2010: $28 million).

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

Term and debt repayment schedule

		As of December 31,
(In $ million)	Currency	2011 Nominal interest rate	2010 interest rate	Year of maturity	2011 Face value	2011 Carrying amount	2010 Face value	2010 Carrying amount
August 2011 Credit Agreement:
Tranche B Term Loan	$	LIBOR with a floor of 1.250% + 5.250%	—	2018	2,283	2,268	—	—
Tranche C Term Loan	$	LIBOR with a floor of 1.250% + 5.250%	—	2018	1,974	1,906	—	—
European Term Loan	€	EURIBOR with a floor of 1.500% + 5.250%	—	2018	317	316	—	—
2009 Credit Agreement:
Tranche A	$	LIBOR with a floor of 1.750% + 4.500%	6.250%	Repaid	—	—	500	485
Tranche B	$	LIBOR with a floor of 2.000% + 4.750%	6.750%	Repaid	—	—	1,016	980
Tranche C	$	LIBOR with a floor of 1.500% + 4.750%	6.250%	Repaid	—	—	790	767
Tranche D	$	LIBOR with a floor of 1.750% + 4.750%	6.500%	Repaid	—	—	1,520	1,474
European Term Loan	€	EURIBOR with a floor of 2.000% + 4.750%	6.750%	Repaid	—	—	324	320
August 2011 Senior Secured Notes		$7.875%	—	2019	1,500	1,468	—	—
August 2011 Senior Notes		$9.875%	—	2019	1,000	972	—	—
February 2011 Senior Secured Notes		$6.875%	—	2021	1,000	999	—	—
February 2011 Senior Notes		$8.250%	—	2021	1,000	993	—	—
October 2010 Senior Secured Notes		$7.125%	7.125%	2019	1,500	1,473	1,500	1,470
October 2010 Senior Notes		$9.000%	9.000%	2019	1,500	1,466	1,500	1,464
May 2010 Notes		$8.500%	8.500%	2018	1,000	980	1,000	978
2009 Notes		€7.750%	7.750%	2016	582	571	598	585
2009 Notes		$7.750%	7.750%	2016	1,125	1,071	1,125	1,063
Related Party Notes at 8%		€8.000%	8.000%	2016	621	606	638	621
Related Party Notes at 9.5%		€9.500%	9.500%	2017	544	530	558	542
Pactiv 2012 Notes		$5.875%	5.875%	2012	249	253	249	261
Pactiv 2017 Notes		$8.125%	8.125%	2017	300	314	300	316
Pactiv 2018 Notes		$6.400%	6.400%	2018	16	17	16	17
Pactiv 2025 Notes		$7.950%	7.950%	2025	276	269	276	269
Pactiv 2027 Notes		$8.375%	8.375%	2027	200	197	200	197
Graham Packaging 2014 Notes		$9.875%	—	2014	355	367	—	—
Graham Packaging 2017 Notes		$8.250%	—	2017	14	14	—	—
Graham Packaging 2018 Notes		$8.250%	—	2018	19	19	—	—
Related party borrowings	€	EURIBOR + 2.38	3.01% - 3.32%	n/a	16	16	16	16
Related party borrowings	€	EURIBOR with a floor of 2.000% + 4.875%	—	n/a	23	23	—	—
Finance lease liabilities	Various	Various	Various	Various	28	28	28	28
Other borrowings	Various	Various	Various	Various	25	25	4	4
					17,467	17,161	12,158	11,857

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

Finance lease liabilities

Finance lease liabilities are payable as follows:

	As of December 31,
	2011			2010
(In $ million)	Minimum lease payments	Interest	Principal	Minimum lease payments	Interest	Principal
Less than one year	3	1	2	5	2	3
Between one and five years	11	6	5	13	6	7
More than five years	27	6	21	26	8	18
Total finance lease liabilities	41	13	28	44	16	28

26.     Employee Benefits

	As of December 31,
(In $ million)	2011	2010
Salary and wages accrued	129	134
Provision for annual leave	64	32
Provision for employee benefits	8	5
Provision for long service leave	15	5
Provision for sick leave	6	5
Defined contribution obligations	36	31
Defined benefit obligations:
Pension benefits	766	785
Post-employment medical benefits	140	169
Total employee benefits	1,164	1,166
Current	228	195
Non-current	936	971
Total employee benefits	1,164	1,166

26.1    Pension benefits

The Group makes contributions to defined benefit pension plans which define the level of pension benefit an employee will receive on retirement. The Group operates defined benefit pension plans in Austria, Canada, Germany, Japan, Switzerland, Taiwan, United Kingdom, Mexico and the United States. The Group's most significant plan as of December 31, 2011 is the Pactiv Retirement Plan, which comprises 80% (2010: 85%), of the Group's present value of obligations. The plan was assumed as part of the Pactiv Acquisition.

	As of December 31,
(In $ million)	2011	2010
Present value of unfunded obligations	157	228
Present value of funded obligations	5,276	4,708
Unrecognized actuarial gains (losses)	(484)	129
Total present value of obligations	4,949	5,065
Fair value of plan assets	(4,261)	(4,433)
Asset capping according to IAS 19, paragraph 58	—	135
Total pension benefits	688	767
Included in the statement of financial position as:
Employee benefits liabilities	766	785
Assets held for sale	(1)	—
Other non-current assets and non-current receivables	(77)	(18)
Total pension benefits	688	767

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

Movement in the defined benefit obligation

	As of December 31,
(In $ million)	2011	2010
Liability for defined benefit obligations at the beginning of the period	4,936	718
Defined benefit obligations assumed in business combinations	241	4,267
Current service cost	29	14
Past service cost	—	11
Interest cost	245	55
Contributions by plan participants	2	2
Benefits paid by the plan	(341)	(92)
Curtailments(a)	3	—
Settlements(b)	—	(39)
Actuarial (gains) losses on plan liabilities	349	(40)
Changes in actuarial assumptions	—	1
Reclassifications from employee benefits	—	(2)
Defined benefit obligations related to disposals of businesses (a)	(18)	—
Effect of movements in exchange rates	(13)	41
Liability for defined benefit obligations at the end of the period	5,433	4,936

(a)
During 2011, certain personnel participating under the SIG pension and welfare fund of SIG Schweizerische Industrie Gesellschaft AG were terminated without further plan benefits through a management buy-out which resulted in a curtailment loss of $3 million.

On September 1, 2011, the Group announced to participants in the Pactiv Retirement Plan that the plan was being frozen and that no future benefits would be earned effective January 1, 2012. There was no curtailment impact on comprehensive income as a result of freezing the plan and no effect on the plan's defined benefit obligation.

(b) Plan settlements were triggered from the change in control payments made as a result of the Pactiv Acquisition in November 2010 (refer to note 33). Certain settlements made in the period ended December 31, 2010, were not funded by plan assets.

Of the above liability for the defined benefit obligation, the liability related to the Pactiv Retirement Plan was $4,254 million as of December 31, 2011 (2010: $4,086 million).

Expense recognized in the statements of comprehensive income

	For the period ended December 31,
(In $ million)	2011	2010	2009
Current service cost	29	14	14
Past service cost	—	11	10
Interest cost	245	55	29
Expected return on plan assets	(312)	(67)	(29)
Curtailments	3	—	(3)
Asset capping according to IAS 19, paragraph 58	—	(37)	49
Changes in actuarial assumptions	—	—	1
Actuarial (gains) losses	10	34	(45)
Total plan net (income) expense	(25)	10	26

The expense is recognized in the following line items in the statements of comprehensive income:

	For the period ended December 31,
(In $ million)	2011	2010	2009
Cost of sales	22	13	18
General and administration expenses	(47)	(3)	8
Total plan (income) expense	(25)	10	26

During the period ended December 31, 2011, the net plan income of the Pactiv Retirement Plan was $49 million (2010: $5 million net plan expense for the period November 16, 2010 to December 31, 2010).

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

Movement in plan assets

	As of December 31,
(In $ million)	2011	2010
Fair value of the plan assets at the beginning of the period	4,433	736
Plan assets assumed in business combinations	123	3,546
Contributions by the Group	27	67
Contributions by plan participants	2	2
Benefits paid by the plans	(341)	(92)
Expected return on plan assets	312	67
Actuarial gains (losses) on plan assets	(277)	81
Settlements	—	(39)
Plan assets related to disposals of businesses	(18)	—
Effects of movements in exchange rates	—	63
Transfer of assets to the plan	—	2
Fair value of plan assets at the end of the period	4,261	4,433

The above plan assets as of December 31, 2011 and 2010 include the Pactiv Retirement Plan assets of $3,362 million and $3,622 million, respectively. In addition to the above plan assets, the Group is required to hold assets as collateral against certain unfunded defined benefit obligations assumed as part of the Pactiv Acquisition. As of December 31, 2011 and 2010, $27 million and $28 million in cash, respectively, included in other non-current assets in the statements of financial position, was held as collateral against these obligations.

Plan assets consist of the following:

	As of December 31,
(In $ million)	2011	2010
Equity instruments	2,620	2,858
Debt instruments	1,270	1,304
Property	214	207
Other	157	64
Total plan assets	4,261	4,433
Actual return on plan assets	35	148

The actual return on plan assets includes the actual return on plan assets of the Pactiv Retirement Plan of $21 million for the period ended December 31, 2011 and $125 million for the period from November 16, 2010 to December 31, 2010.

The Group expects to contribute $36 million to the pension plans during the annual period beginning after the reporting date.

Actuarial assumptions — all plans

For the period ended December 31,
	2011	2010	2009
Discount rates at December 31	1.8% - 8.25%	1.8% - 6.0%	2.0% - 6.1%
Expected returns on plan assets at January 1	2.0% - 9.0%	1.5% - 8.0%	0.0% - 8.0%
Future salary increases	0.0% - 5.0%	0.0% - 4.0%	1.8% - 4.0%
Future pension increases	0.0% - 4.0%	0.0% - 2.0%	0.0% - 2.0%

The expected long-term rate of return for each plan is based on the portfolio as a whole and not on the sum of the returns on the individual asset categories. The return is based exclusively on historical returns, without adjustments.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

The actuarial assumptions on the Group's most significant defined benefit pension plan for the period ended December 31, 2011 and 2010, being the Pactiv Retirement Plan, are as follows:

	For the period ended December 31,
	2011	2010
Discount rates at December 31	4.8%	5.2%
Expected returns on plan assets at January 1	7.8%	7.8%
Future salary increases	—%	4.0%
Future pension increases	—%	2.7%

The actuarial assumptions on the Group's most significant defined benefit pension plan prior to the Pactiv Acquisition in November 2010, being the SIG Combibloc Group AG plan, are as follows:

	For the period ended December 31,
	2010	2009
Discount rates at December 31	3.3%	3.5%
Expected returns on plan assets at January 1	4.2%	4.3%
Future salary increases	2.5%	2.0%
Future pension increases	2.0%	1.0%

Historical information

	For the period ended December 31,
(In $ million)	2011	2010	2009	2008	2007
Liability for the defined benefit obligations	(5,433)	(4,936)	(718)	(694)	(621)
Fair value of plan assets	4,261	4,433	736	665	674
Plan (deficit) surplus	(1,172)	(503)	18	(29)	53
Experience adjustments arising on plan liabilities	(99)	(3)	(4)	1	—
Experience adjustments arising on plan assets	(277)	14	(46)	9	—

The assumed discount rates have a significant effect on the amounts recognized in the statement of comprehensive income. A half percentage point change in assumed discount rates would have the following effects:

(In $ million)	Increase	Decrease
Effect on the aggregated service and interest cost	7	(5)
Effect on the defined benefit obligation	(274)	267

The expected rates of return on plan assets have a significant effect on the amounts recognized in the statement of comprehensive income. A half percentage point change in expected rates of return on plan assets would have the following effects:

(In $ million)	Increase	Decrease
Effect on the aggregated service and interest cost	22	(22)
Effect on the defined benefit obligation	—	—

26.2    Post-employment medical benefits

The Group operates post-employment medical benefit plans mainly in the United States. The liability for the post-employment medical benefits has been assessed using the same assumptions as for the pension benefits, together with the assumption of a weighted average healthcare cost trend rate of 8.0% in 2011 (2010: 7.9% and 2009: 8.0%).

The main actuarial assumption is the published mortality rates within the RP2000 combined mortality rate table for 2011 and 2010.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

	As of December 31,
(In $ million)	2011	2010
Present value of unfunded obligations	147	158
Unrecognized actuarial gains (losses)	(7)	3
Unrecognized past service costs	5	8
Total present value of obligations	145	169
Fair value of plan assets	—	—
Total post-employment medical benefits	145	169

The Group expects to contribute $9 million to the post-employment medical benefit plans during the annual period ending December 31, 2012.

Movement in the defined benefit obligation

	For the period ended December 31,
(In $ million)	2011	2010
Liability for defined benefit obligations at the beginning of the period	158	87
Defined benefit obligations assumed in a business combination	1	71
Current service cost	3	2
Interest cost	8	5
Past service cost(b)	(7)	—
Contributions by plan participants	4	1
Benefits paid by the plan	(12)	(3)
Plan amendments(a)	—	(1)
Curtailments(b)	(17)	—
Actuarial (gains) losses recognized	9	(4)
Liability for defined benefit obligations at the end of the period	147	158

(a)	During 2010, the Evergreen segment replaced post-65 AARP coverage with an HRA which resulted in a plan amendment credit of $1 million.

(b)
On August 8, 2011, the Group terminated Pactiv retiree medical coverage, except for those who retired prior to 2003, which resulted in a curtailment gain of $17 million. The Group also capped the retiree life insurance benefit associated with the retiree medical plan. These actions resulted in a reduction of $7 million in past service costs during the period ended December 31, 2011.

Expense recognized in the statements of comprehensive income

	For the period ended December 31,
(In $ million)	2011	2010	2009
Current service cost	3	2	3
Interest cost	8	5	5
Past service cost	(10)	(2)	(2)
Curtailments	(17)	—	5
Actuarial losses recognized	—	—	1
Plan amendments	—	(1)	—
Total (income) expense recognized in the statement of comprehensive income	(16)	4	12

The expense is recognized in the following line items in the statements of comprehensive income:

	For the period ended December 31,
(In $ million)	2011	2010	2009
Cost of sales	5	4	7
General and administration expenses	(21)	—	5
Total plan (income) expense	(16)	4	12

Assumed health care cost trend rates have a significant effect on the amounts recognized in the statement of comprehensive income. A one percentage point change in assumed health care cost trend rates would have the following effects:

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

(In $ million)	Increase	Decrease
Effect on the aggregated service and interest cost	—	—
Effect on the defined benefit obligation	4	(3)

Discount rates have a significant effect on the amounts recognized in the statement of comprehensive income. A one percentage point change in discount rates would have the following effects:

(In $ million)	Increase	Decrease
Effect on the aggregated service and interest cost	—	—
Effect on the defined benefit obligation	(8)	9

Historical information

	For the period ended December 31,
(In $ million)	2011	2010	2009	2008	2007
Present value of the defined benefit obligation	147	158	87	86	25
Experience adjustments arising on plan liabilities	3	5	—	(1)	—

27.     Provisions

(In $ million)	Legal	Warranty	Restructuring	Workers' compensation	Other	Total
Balance as of December 31, 2010	41	12	17	35	55	160
Acquisitions through business combinations	15	4	1	12	24	56
Provisions made	2	8	90	18	18	136
Provisions used	(9)	(13)	(69)	(15)	(9)	(115)
Provisions reversed	(5)	(2)	(2)	—	(1)	(10)
Transfers to other liabilities	(3)	2	(1)	—	9	7
Effect of movements in exchange rates	(1)	—	—	—	(1)	(2)
Balance as of December 31, 2011	40	11	36	50	95	232
Current	7	11	33	24	23	98
Non-current	33	—	3	26	72	134
Total Provisions as of December 31, 2011	40	11	36	50	95	232
Current	16	12	17	17	12	74
Non-current	25	—	—	18	43	86
Total Provisions as of December 31, 2010	41	12	17	35	55	160

Legal

The Group is subject to litigation in the ordinary course of operations. Provisions for legal claims are recognized when estimated costs associated with settling current legal proceedings are considered probable. Provisions may include estimated legal and other fees associated with settling these claims.

Warranty

A provision for warranty is recognized for all products under warranty as of the reporting date based on sales volumes and past experience of the level of problems reported and product returns.

Restructuring

A provision for restructuring is recognized when the Group has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been publicly announced. Business closure and rationalization provisions can include such items as employee severance or termination pay, site closure costs and onerous leases. Future operating costs are not provided for.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

Workers' compensation

The Group has elected to self-insure certain of its workers' compensation obligations in the United States.

Under the self-insurance programs in the United States, the Group retains the risk of work related injuries for any employees covered under the scheme.

The liability in respect of the self-insurance programs is estimated on an actuarial basis to reflect all claims incurred, including reported claims and those that are incurred but not yet reported. All changes in the liability for claims are recognized immediately in the statement of comprehensive income.

As a result of the Group's self-insured status in the United States, the risk presently exists that an insurable event may occur which will result in a claim which cannot be readily quantified financially. By their very nature, risks of this type are inherently random and therefore unpredictable. The Group mitigates this risk by having established and approved occupational health and safety procedures in addition to resources directed to the management of claims and rehabilitation.

As a component of its self-insured status the Group also maintains insurance coverage through third parties for large claims at levels that are customary and consistent with industry standards for groups of similar size.

Other provisions

The main components of other provisions are lease provisions and contingent liabilities recognized in acquisitions, environmental remediation, asset retirement obligations, brokerage provisions for customs duties, and rent contracts related to investment properties. Other provisions as of December 31, 2011 included $26 million related to make-good obligations with respect to leases acquired in connection with the Pactiv Acquisition and the Dopaco Acquisition, $17 million related to asset retirement obligations, which were acquired in connection with the Graham Packaging Acquisition and the Dopaco Acquisition and $10 million related to environmental remediation programs. Other provisions as of December 31, 2010 included $29 million related to make-good obligations with respect to leases acquired in connection with the Pactiv Acquisition, $5 million related to a contingent tax liability acquired in the Pactiv Acquisition and $9 million related to environmental remediation programs.

28.     Equity

28.1    Share capital

The reported share capital balance as of December 31, 2011 is that of the Company, which is the sole parent of the Group.

In accordance with the Group's accounting policy in respect of common control transactions (refer to note 3.1(d)), financial information presented in these financial statements has been recast to include the balances of the combined entities as though the common control transactions occurred on the date that the common control originally commenced rather than the date that the common control transactions actually occurred. As a result, the reported share capital balance as of January 1, 2010, is that of the Company, EPI, Evergreen Packaging International B.V. ("EPIBV"), Reynolds Packaging Inc. ("RPI") (now named Reynolds Packaging Holdings LLC), and Reynolds Packaging International B.V. ("RPIBV").

On September 1, 2010, the issued capital of RPI and RPIBV was acquired by entities controlled by the Company. From this date, each of RPI and RPIBV as well as their respective controlled entities are consolidated by the Group. In accordance with the Group's accounting policy in respect of common control transactions, the $149 million difference between the consideration paid of $342 million (representing the fair value of the businesses acquired determined at the date of the common control acquisition) and the share capital acquired of $193 million has been recognized as a debit to other reserves which is a component of equity.

On May 4, 2010, the issued capital of EPI and EPIBV was acquired by entities controlled by the Company. From this date, each of EPI and EPIBV as well as their respective controlled entities are consolidated by the Group. In accordance with the Group's accounting policy in respect of common control transactions, the $899 million difference between the consideration paid of $1,612 million (representing the fair value of the businesses acquired determined at the date of the common control acquisition) and the share capital acquired of $713 million has been recognized as a debit to other reserves which is a component of equity.

On November 5, 2009, the issued capital of Reynolds Consumer Products Holdings Inc. ("RCPHI") (now named Reynolds Consumer Products Holdings LLC), Reynolds Consumer Products International B.V. ("RCPIBV") and Closure Systems International B.V. ("CSIBV") was acquired by entities controlled by the Company. From this date, each of RCPHI, RCPIBV, and CSIBV as well as their respective controlled entities are consolidated by the Group. In accordance with the Group's accounting policy in respect of common control transactions, the $584 million difference between the consideration paid of $1,692 million (representing the fair value of the businesses acquired determined at the date of the common control acquisitions) and the share capital acquired of $1,108 million has been recognized as a debit to other reserves which is a component of equity.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

A summary of the impact of these transactions recognized in other reserves within equity is as follows:

(In $ million)	Reynolds Consumer	Closures	Evergreen	Reynolds Foodservice
Total consideration	984	708	1,612	342
Net book value of share capital of the acquired businesses	(641)	(467)	(713)	(193)
Difference between total consideration and book value of share capital of the acquired business (recognized in other reserves within equity)	343	241	899	149

During the period ended December 21, 2010, the Group recognized a total adjustment of $1,048 million (2009: $584 million) for the above common control transaction related to the Evergreen and Reynolds Foodservice acquisitions as a component of other reserves within equity.

Further information regarding the Company's issued capital is detailed below:

	For the period ended December 31,
Number of shares	2011	2010	2009
Balance as of the beginning of the period	13,063,527	13,063,527	13,063,527
Issue of shares	—	—	—
Balance as of December 31	13,063,527	13,063,527	13,063,527

On November 16, 2010, RGHL contributed $322 million.

On November 6. 2009, RGHL contributed $544 million.

The holder of the shares is entitled to receive dividends as declared from time to time and is entitled to one vote per share. All shares rank equally with regard to BP I's residual assets in the event of a wind-up.

28.2    Reserves

	For the period ended December 31,
(In $ million)	2011	2010	2009
Translation reserve	306	331	53
Other reserves	(1,561)	(1,561)	(513)
Balance	(1,255)	(1,230)	(460)

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations from their functional currencies to the Group's presentation currency.

Other reserves

The other reserves comprise balances resulting from transactions with entities under common control.

In accordance with the Group's accounting policy for transactions under common control (refer to note 3.1(d)), the Group has recognized in other reserves the difference between the total consideration paid for the businesses acquired and the book value of the issued capital of the parent companies acquired for the transactions which occurred on November 5, 2009, May 4, 2010 and September 1, 2010 (refer to Note 28.1).

The Group has also recognized in other reserves the net contributions from related parties in respect of the acquisition from Alcoa of the packaging and consumer divisions.

28.3    Dividends

There were no dividends declared or paid during the period ended December 31, 2011 (2010: none; 2009: none) by the Company.

On August 31, 2010, RPI paid a dividend of $39 million, of which $38 million was paid in cash and $1 million was settled through reductions in related party balances payable, to its shareholder at the time, Reynolds Packaging (NZ) Limited, in advance of the acquisition of the Reynolds foodservice packaging business by the Group on September 1, 2010.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

28.4    Capital management

The Directors are responsible for monitoring and managing the Group's capital structure. Capital is comprised of equity and external borrowings.

The Directors' policy is to maintain an acceptable capital base to promote the confidence of the Group's financiers and creditors and to sustain the future development of the business. The Directors monitor the Group's financial position to ensure that it complies at all times with its financial and other covenants as set out in its financing arrangements.

In order to maintain or adjust the capital structure, the Directors may elect to take a number of measures, including for example to dispose of assets or operating segments of the business, alter its short to medium term plans in respect of capital projects and working capital levels, or to re-balance the level of equity and external debt in place.

29.     Financial risk management

29.1    Overview

This note presents information about the Group's exposure to market risk, credit risk and liquidity risk, and where applicable, the Group's objectives, policies and procedures for managing these risks.

Exposure to market, credit and liquidity risks arises in the normal course of the Group's business. The Directors of the Group and the ultimate parent entity have overall responsibility for the establishment and oversight of the Group's risk management framework.

The Directors have established a treasury policy that identifies risks faced by the Group and sets out policies and procedures to mitigate those risks. Risk management is primarily carried out by the treasury function of the Group. The Directors have delegated authority levels and authorized the use of various financial instruments to a restricted number of personnel within the treasury function.

Monthly combined treasury reports are prepared for the Directors and officers of the Group, who ensure compliance with the risk management policies and procedures.

29.2    Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and commodity prices, will affect the Group's cash flows or the fair value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters.

The Group buys and sells derivatives in the ordinary course of business to manage market risks. The Group does not enter into derivative contracts for speculative purposes.

(a)	Foreign exchange risk

Translation risk

As a result of the Group's international operations, foreign exchange risk exposures exist on sales, purchases, financial assets and borrowings that are denominated in foreign currencies (i.e. currencies other than $). The currencies in which these transactions primarily are denominated are Euro (“€”), Mexican Pesos (“MXN”) and Canadian Dollars (“CA$”).

In accordance with the Group's treasury policy, the Group takes advantage of natural offsets to the extent possible. Therefore, when commercially feasible, the Group borrows in the same currencies in which cash flows from operations are generated. Generally the Group does not use forward exchange contracts to hedge residual foreign exchange risk arising from customary receipts and payments denominated in foreign currencies. However, when considered appropriate, the Group may enter into forward exchange contracts to hedge foreign exchange risk arising from specific transactions.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

Exposure to foreign exchange risk

(In $ million)	€	MXN	CA$
As of December 31, 2011
Cash and cash equivalents	99	11	7
Trade and other receivables	141	73	21
Non-current receivables	7	—	—
Trade and other payables	(208)	(43)	(12)
Loans and borrowings:
August 2011 Credit Agreement	(316)	—	—
2009 Notes	(571)	—	—
Related Party Notes at 8%	(606)	—	—
Related Party Notes at 9.5%	(530)	—	—
Other borrowings	(1)	—	—
Related party borrowings	(39)	—	—
Total exposure	(2,024)	41	16
Embedded derivative	9	—	—
Commodity derivative	(3)	—	—
Effect of derivative contracts	6	—	—
Net exposure	(2,018)	41	16

(In $ million)	€	MXN	CA$
As of December 31, 2010
Cash and cash equivalents	81	9	14
Trade and other receivables	120	47	13
Non-current receivables	24	—	—
Trade and other payables	(152)	(16)	(2)
Loans and borrowings:
2009 Credit Agreement	(320)	—	—
2009 Notes	(585)	—	—
Related Party Notes at 8%	(621)	—	—
Related Party Notes at 9.5%	(542)	—	—
Other borrowings	(2)	—	—
Related party borrowings	(16)	—	—
Total exposure	(2,013)	40	25
Embedded derivative	16	—	—
Commodity derivative	—	—	—
Effect of derivative contracts	16	—	—
Net exposure	(1,997)	40	25

Cash flows associated with derivatives are expected to occur and impact the profit or loss component of the statement of comprehensive income in the next twelve months.

In addition to the above, the Group is exposed to foreign exchange risk on future sales and purchases that are denominated in foreign currencies.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

Significant exchange rates

The following significant exchange rates applied during the period:

	Average rate for the period ended December 31,		As of December 31
	2011	2010	2011	2010
1 €	1.39	1.33	1.32	1.33
10 MXN	0.80	0.79	0.71	0.81
1 CA$	1.01	0.97	0.98	1.00

Sensitivity analysis

A change in exchange rates would impact future payments and receipts of the Group's assets and liabilities denominated in foreign currencies. A 10% strengthening or weakening of the U.S. dollar against the following currencies at the reporting date would have (increased) decreased comprehensive income in the statement of comprehensive income by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The same basis has been applied for all periods presented.

	Comprehensive income for the period ended December 31, 2011
(In $ million)	10% strengthening of $	10% weakening of $
	€(202)	202
MXN	4	(4)
CA$	2	(2)

The Group's primary exposure to foreign exchange risk is on the translation of net assets of Group entities which are denominated in currencies other than the U.S. dollar, which is the Group's reporting currency. The impact of movements in exchange rates is therefore recognized in other comprehensive income.

Transaction risk

The Group has $1,583 million of U.S. dollar-denominated notes in an entity with a functional currency of the euro A 10% strengthening of the U.S. dollar against the euro would have resulted in a $158 million loss recognized as a financial expense in the statement of comprehensive income. A 10% weakening would have an equal but opposite effect.

Certain subsidiaries within the Group are exposed to foreign exchange risk on intercompany borrowings, sales and purchases denominated in currencies that are not the functional currency of that subsidiary. In these circumstances, a change in exchange rates would impact the net operating profit recognized in the profit or loss component of the Group's statement of comprehensive income.

(b)	Interest rate risk

The Group's interest rate risk arises from long-term borrowings at both fixed and floating rates and deposits which earn interest at floating rates. Borrowings and deposits at floating rates expose the Group to cash flow interest rate risk. Borrowings at fixed rates expose the Group to fair value interest rate risk.

The Group has exposure to both floating and fixed interest rates on borrowings primarily denominated in the U.S. dollar and the euro.

Interest rate risk on borrowings at floating rates is partially offset by interest earned on cash deposits also at floating rates.

The Group has adopted a policy, which is consistent with the covenants under the August 2011 Credit Agreement, to ensure that at least 50% of its overall exposure to changes in interest rates on borrowings is on a fixed rate basis.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

The following table sets out the Group's interest rate risk repricing profile:

(In $ million)	Total	6 months or less	6 to 12 months	1 to 2 years	2 to 5 years	More than 5 years
As of December 31, 2011
Fixed rate instruments
Loans and borrowings:
August 2011 Senior Secured Notes	(1,500)	—	—	—	—	(1,500)
August 2011 Senior Notes	(1,000)	—	—	—	—	(1,000)
February 2011 Senior Secured Notes	(1,000)	—	—	—	—	(1,000)
February 2011 Senior Notes	(1,000)	—	—	—	—	(1,000)
October 2010 Senior Secured Notes	(1,500)	—	—	—	—	(1,500)
October 2010 Senior Notes	(1,500)	—	—	—	—	(1,500)
May 2010 Notes	(1,000)	—	—	—	—	(1,000)
2009 Notes	(1,707)	—	—	—	(1,707)	—
Related Party Notes at 8%	(621)	—	—	—	—	(621)
Related Party Notes at 9.5%	(544)	—	—	—	—	(544)
Pactiv 2012 Notes	(249)	—	(249)	—	—	—
Pactiv 2017 Notes	(300)	—	—	—	—	(300)
Pactiv 2018 Notes	(16)	—	—	—	—	(16)
Pactiv 2025 Notes	(276)	—	—	—	—	(276)
Pactiv 2027 Notes	(200)	—	—	—	—	(200)
Graham Packaging 2014 Notes	(355)	—	—	—	(355)	—
Graham Packaging 2017 Notes	(14)	—	—	—	—	(14)
Graham Packaging 2018 Notes	(19)	—	—	—	—	(19)
Other borrowings	(33)	(4)	(1)	(2)	(4)	(22)
Total fixed rate instruments	(12,834)	(4)	(250)	(2)	(2,066)	(10,512)
Floating rate instruments
Cash and cash equivalents	597	597	—	—	—	—
Bank overdrafts	(3)	(3)	—	—	—	—
Loans and borrowings:
August 2011 Credit Agreement	(4,574)	(4,574)	—	—	—	—
Related party borrowings	(39)	(39)	—	—	—	—
Other borrowings	(20)	(19)	—	(1)	—	—
Total variable rate instruments	(4,039)	(4,038)	—	(1)	—	—
Total	(16,873)	(4,042)	(250)	(3)	(2,066)	(10,512)

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

(In $ million)	Total	6 months or less	6 to 12 months	1 to 2 years	2 to 5 years	More than 5 years
As of December 31, 2010
Fixed rate instruments
Loans and borrowings:
October 2010 Senior Secured Notes	(1,500)	—	—	—	—	(1,500)
October 2010 Senior Notes	(1,500)	—	—	—	—	(1,500)
May 2010 Notes	(1,000)	—	—	—	—	(1,000)
2009 Notes	(1,723)	—	—	—	—	(1,723)
Related Party Notes at 8%	(638)	—	—	—	—	(638)
Related Party Notes at 9.5%	(558)	—	—	—	—	(558)
Pactiv 2012 Notes	(249)	—	—	(249)	—	—
Pactiv 2017 Notes	(300)	—	—	—	—	(300)
Pactiv 2018 Notes	(16)	—	—	—	—	(16)
Pactiv 2025 Notes	(276)	—	—	—	—	(276)
Pactiv 2027 Notes	(200)	—	—	—	—	(200)
Other borrowings	(31)	(1)	(2)	(1)	(1)	(26)
Total fixed rate instruments	(7,991)	(1)	(2)	(250)	(1)	(7,737)
Floating rate instruments
Cash and cash equivalents	663	663	—	—	—	—
Bank overdrafts	(12)	(12)	—	—	—	—
Loans and borrowings:
2009 Credit Agreement	(4,150)	(4,150)	—	—	—	—
Related party borrowings	(16)	(16)	—	—	—	—
Other borrowings	(3)	(3)	—	—	—	—
Total variable rate instruments	(3,518)	(3,518)	—	—	—	—
Total	(11,509)	(3,519)	(2)	(250)	(1)	(7,737)

The Group's sensitivity to interest rate risk can be expressed in two ways:

Fair value sensitivity analysis

A change in interest rates impacts the fair value of the Group's fixed rate borrowings. Given all debt instruments are carried at amortized cost, a change in interest rates would not impact the profit or loss component of the statement of comprehensive income.

Cash flow sensitivity analysis

A change in interest rates would impact future interest payments and receipts on the Group's floating rate assets and liabilities. An increase or decrease in interest rates of 100 basis points at the reporting date would impact the statement of comprehensive income result and equity by the amounts shown below, based on the assets and liabilities held at the reporting date, and a one year time frame. This analysis assumes that all other variables, in particular foreign currency exchange rates, remain constant. The analysis is performed on the same basis for comparative periods.

As of December 31, 2011, most of the Group's debt has been issued with a fixed interest rate. While interest on the August 2011 Credit Agreement is at a floating rate, there is a LIBOR/EURIBOR floor of between 1.25% and 1.50%. Given current LIBOR/EURIBOR rates, a 1% decrease in interest rates would have no impact on interest expense on this facility due to the LIBOR floor. However, a 1% increase in interest rates would have a $3 million impact on interest expense.

(c)	Commodity and other price risk

Commodity and other price risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer or by factors affecting all similar financial instruments traded in the market.

The Group's exposure to commodity and other price risk arises principally from the purchase of resin (and its components), natural gas and aluminum. Other than resin, natural gas and certain aluminum purchases, the Group generally purchases these commodities at spot market prices and commodity financial instruments or derivatives to hedge commodity prices are not used.

The Group's objective is to ensure that its commodity and other price risk exposure is kept at an acceptable level. In accordance with the Group's treasury policy, the Group enters into derivative instruments to hedge the Group's exposure in relation to the cost of resin, natural gas and aluminum.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

The following table provides the detail of out outstanding derivative contracts as of December 31, 2011:

Type	Unit of measure	Contracted volumes	Contracted price range	Contracted date of maturity
Resin futures	pound	18,000,000	$0.98 - $1.00	Jan 2012 - Dec 2012
Resin futures	metric tonne	10,000	€1,420	Jul 2012 - Oct 2012
Resin futures	kiloliter	16,900	JPY 48,100 - 51,700	Jan 2012 - Aug 2012
Aluminum swaps	metric tonne	29,171	$1,940 - $2,816	Jan 2012 - Dec 2014
Natural gas swaps	million BTU	2,742,627	$3.33 - $4.88	Jan 2012 - Feb 2013
Ethylene swaps	pound	11,637,600	$0.43 - $0.62	Feb 2012 - June 2012
Benzene swaps	U.S. liquid gallon	4,299,389	$3.45 - $3.84	Feb 2012 - June 2012

The fair values of the derivative contracts are based on quoted market prices or traded exchange market prices and represent the estimated amounts that the Group would pay or receive to terminate the contracts. During the period ended December 31, 2011, the Group recognized an unrealized loss of $26 million (2010: unrealized gain of $4 million; 2009: unrealized gain of $129 million) as a component of other income in the statements of comprehensive income. During the period ended December 31, 2011, the Group recognized a realized gain of $7 million (2010: realized loss of $11 million; 2009: realized loss of $96 million) as a component of cost of sales in the statements of comprehensive income.

The impact on the statement of comprehensive income from a revaluation of derivative contracts at December 31, 2011 assuming a ten percent parallel upwards movement in the price curve used to value the contracts is a gain of $15 million (2010: none; 2009: gain of $13 million) assuming all other variables remain constant. A 10% parallel decrease in the price curve would have an equal but opposite effect on the statement of comprehensive income.

29.3    Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group's receivables from customers and related entities.

Given the diverse range of operations and customers across the Group, the Directors have delegated authority for credit control procedures to each of the segments within the Group. Each operating business is responsible for managing its own credit control procedures. These include but are not limited to reviewing the individual characteristics of new customers for creditworthiness before accepting the customer and agreeing upon purchase limits and terms of trade. If considered appropriate the operating business may take out insurance for specific debtors.

Generally the Group does not require collateral in respect of trade and other receivables. Goods are generally sold subject to retention of title clauses, so that in the event of non-payment the Group may have a secured claim. For certain sales letters of credit are obtained.

The Group's exposure to credit risk is primarily in its trade and other receivables and is influenced mainly by the individual characteristics of each customer. Refer to note 16.

Historically there has been a low level of losses resulting from default by customers and related entities. The carrying amount of financial assets represents the maximum credit exposure.

The Group limits its exposure to credit risk by making deposits and entering into derivative instruments with counterparties that have a credit rating of at least investment grade. Given these high credit ratings, management does not expect any such counterparty to fail to meet its obligations.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

29.4	Liquidity risk

Liquidity risk is the risk that the Group will not meet its contractual obligations as they fall due. The Group's approach to managing liquidity risk is to ensure that it will always have sufficient liquidity to meet its liabilities as and when they fall due and comply with bank covenants under both normal and stressed conditions.

The Group evaluates its liquidity requirements on an ongoing basis using a 13 week rolling forecast and a 12 month rolling forecast and ensures that it has sufficient cash on demand to meet expected operating expenses including the servicing of financial obligations.

The Group generates sufficient cash flows from its operating activities to meet its obligations arising from its financial liabilities. It also has credit lines in place to cover potential shortfalls. As of December 31, 2011, the Group had undrawn lines of credit under the revolving facilities of the August 2011 Credit Agreement totaling $35 million and €63 million ($82 million) (2010: $71 million and €56 million ($74 million) under the 2009 Credit Agreement). In addition, the Group has local working capital facilities in various jurisdictions which are available if needed to support the cash management of local operations.

The following table sets out contractual cash flows for all financial liabilities including commodity derivatives.

(In $ million)	Carrying amount	Total	6 months or less	6 to 12 months	1 to 2 years	2 to 5 years	More than 5 years
As of December 31, 2011
Non-derivative financial liabilities
Bank overdrafts	(3)	(3)	(3)	—	—	—	—
Trade and other payables	(1,749)	(1,749)	(1,749)	—	—	—	—
Non-current payables	(38)	(38)	—	—	(38)	—	—
Loans and borrowings
August 2011 Credit Agreement	(4,490)	(6,142)	(271)	(267)	(522)	(1,471)	(3,611)
August 2011 Senior Secured Notes	(1,468)	(2,444)	(59)	(59)	(118)	(354)	(1,854)
August 2011 Senior Notes	(972)	(1,789)	(49)	(49)	(99)	(296)	(1,296)
February 2011 Senior Secured Notes	(999)	(1,652)	(34)	(34)	(69)	(206)	(1,309)
February 2011 Senior Notes	(993)	(1,784)	(41)	(41)	(83)	(248)	(1,371)
October 2010 Senior Secured Notes	(1,473)	(2,301)	(53)	(53)	(107)	(321)	(1,767)
October 2010 Senior Notes	(1,466)	(2,514)	(68)	(68)	(135)	(405)	(1,838)
May 2010 Notes	(980)	(1,554)	(43)	(43)	(85)	(255)	(1,128)
2009 Notes	(1,642)	(2,368)	(66)	(66)	(132)	(2,104)	—
Related Party Notes at 8%	(606)	(870)	(25)	(25)	(50)	(770)	—
Related Party Notes at 9.5%	(530)	(803)	(26)	(26)	(52)	(699)	—
Pactiv 2012 Notes	(253)	(264)	(7)	(257)	—	—	—
Pactiv 2017 Notes	(314)	(433)	(12)	(12)	(24)	(73)	(312)
Pactiv 2018 Notes	(17)	(23)	(1)	(1)	(1)	(3)	(17)
Pactiv 2025 Notes	(269)	(584)	(11)	(11)	(22)	(66)	(474)
Pactiv 2027 Notes	(197)	(459)	(8)	(8)	(17)	(50)	(376)
Graham Packaging 2014 Notes	(367)	(461)	(18)	(18)	(35)	(390)	—
Graham Packaging 2017 Notes	(14)	(21)	(1)	(1)	(1)	(3)	(15)
Graham Packaging 2018 Notes	(19)	(31)	(1)	(1)	(2)	(5)	(22)
Related party borrowings	(39)	(57)	—	(2)	(2)	(5)	(48)
Other borrowings	(53)	(66)	(25)	(2)	(5)	(9)	(25)
	(18,951)	(28,410)	(2,571)	(1,044)	(1,599)	(7,733)	(15,463)
Derivative financial liabilities
Commodity derivatives
Inflows	—	26	17	9	—	—	—
Outflows	(15)	(41)	(27)	(14)	—	—	—
	(15)	(15)	(10)	(5)	—	—	—
Total	(18,966)	(28,425)	(2,581)	(1,049)	(1,599)	(7,733)	(15,463)

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

(In $ million)	Carrying amount	Total	6 months or less	6 to 12 months	1 to 2 years	2 to 5 years	More than 5 years
As of December 31, 2010
Non-derivative financial liabilities
Bank overdrafts	(12)	(12)	(12)	—	—	—	—
Trade and other payables	(1,239)	(1,239)	(1,239)	—	—	—	—
Non-current payables	(9)	(9)	—	—	(9)	—	—
Loans and borrowings
2009 Credit Agreement	(4,026)	(5,381)	(176)	(198)	(419)	(1,986)	(2,602)
October 2010 Senior Secured Notes	(1,470)	(2,407)	(53)	(53)	(107)	(320)	(1,874)
October 2010 Senior Notes	(1,464)	(2,649)	(68)	(68)	(135)	(405)	(1,973)
May 2010 Notes	(978)	(1,639)	(43)	(43)	(85)	(255)	(1,213)
2009 Notes	(1,648)	(2,526)	(67)	(67)	(134)	(401)	(1,857)
Related Party Notes at 8%	(621)	(945)	(26)	(26)	(51)	(153)	(689)
Related Party Notes at 9.5%	(542)	(904)	(27)	(27)	(53)	(159)	(638)
Pactiv 2012 Notes	(261)	(278)	(7)	(7)	(264)	—	—
Pactiv 2017 Notes	(316)	(457)	(12)	(12)	(24)	(73)	(336)
Pactiv 2018 Notes	(17)	(24)	(1)	(1)	(1)	(3)	(18)
Pactiv 2025 Notes	(269)	(606)	(11)	(11)	(22)	(66)	(496)
Pactiv 2027 Notes	(197)	(476)	(8)	(8)	(17)	(50)	(393)
Related party borrowings	(16)	(19)	—	—	—	—	(19)
Other borrowings	(32)	(43)	(3)	(3)	(2)	(6)	(29)
	(13,117)	(19,614)	(1,753)	(524)	(1,323)	(3,877)	(12,137)
Derivative financial liabilities
Commodity derivatives
Inflows	11	52	35	17	—	—	—
Outflows	—	(41)	(25)	(16)	—	—	—
	11	11	10	1	—	—	—
Total	(13,106)	(19,603)	(1,743)	(523)	(1,323)	(3,877)	(12,137)

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

29.5    Classification and fair values

(In $ million)	Fair value through the profit or loss	Held to maturity	Cash, loans and receivables	Other liabilities	Total carrying amount	Fair value
As of December 31, 2011
Assets
Cash and cash equivalents	—	—	597	—	597	597
Current and non-current receivables	—	—	1,559	—	1,559	1,559
Derivative financial assets
Commodity contracts	1	—	—	—	1	1
Embedded derivatives	122	—	—	—	122	122
Total assets	123	—	2,156	—	2,279	2,279
Liabilities
Bank overdrafts	—	—	—	(3)	(3)	(3)
Trade and other payables	—	—	—	(1,749)	(1,749)	(1,749)
Other non-current payables	—	—	—	(38)	(38)	(38)
Derivative financial liabilities
Commodity contracts	(16)	—	—	—	(16)	(16)
Loans and borrowings
August 2011 Credit Agreement	—	—	—	(4,490)	(4,490)	(4,574)
August 2011 Senior Secured Notes	—	—	—	(1,468)	(1,468)	(1,560)
August 2011 Senior Notes	—	—	—	(972)	(972)	(960)
February 2011 Senior Secured Notes	—	—	—	(999)	(999)	(979)
February 2011 Senior Notes	—	—	—	(993)	(993)	(873)
October 2010 Senior Secured Notes	—	—	—	(1,473)	(1,473)	(1,564)
October 2010 Senior Notes	—	—	—	(1,466)	(1,466)	(1,416)
May 2010 Notes	—	—	—	(980)	(980)	(956)
2009 Notes	—	—	—	(1,642)	(1,642)	(1,758)
Related Party Notes at 8%	—	—	—	(606)	(606)	(527)
Related Party Notes at 9.5%	—	—	—	(530)	(530)	(433)
Pactiv 2012 Notes	—	—	—	(253)	(253)	(249)
Pactiv 2017 Notes	—	—	—	(314)	(314)	(242)
Pactiv 2018 Notes	—	—	—	(17)	(17)	(11)
Pactiv 2025 Notes	—	—	—	(269)	(269)	(187)
Pactiv 2027 Notes	—	—	—	(197)	(197)	(142)
Graham Packaging 2014 Notes	—	—	—	(367)	(367)	(362)
Graham Packaging 2017 Notes	—	—	—	(14)	(14)	(13)
Graham Packaging 2018 Notes	—	—	—	(19)	(19)	(19)
Related party borrowings	—	—	—	(39)	(39)	(39)
Other borrowings	—	—	—	(53)	(53)	(53)
Total liabilities	(16)	—	—	(18,951)	(18,967)	(18,723)

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

(In $ million)	Fair value through the profit or loss	Held to maturity	Cash, loans and receivables	Other liabilities	Total carrying amount	Fair value
As of December 31, 2010
Assets
Cash and cash equivalents	—	—	663	—	663	663
Current and non-current receivables	—	—	1,192	—	1,192	1,192
Derivative financial assets
Commodity contracts	12	—	—	—	12	12
Embedded derivatives	77	—	—	—	77	77
Total assets	89	—	1,855	—	1,944	1,944
Liabilities
Bank overdrafts	—	—	—	(12)	(12)	(12)
Trade and other payables	—	—	—	(1,239)	(1,239)	(1,239)
Other non-current payables	—	—	—	(9)	(9)	(9)
Derivative financial liabilities
Commodity contracts	(1)	—	—	—	(1)	(1)
Loans and borrowings
2009 Credit Agreement	—	—	—	(4,026)	(4,026)	(4,150)
October 2010 Senior Secured Notes	—	—	—	(1,470)	(1,470)	(1,553)
October 2010 Senior Notes	—	—	—	(1,464)	(1,464)	(1,549)
May 2010 Notes	—	—	—	(978)	(978)	(1,015)
2009 Notes	—	—	—	(1,648)	(1,648)	(1,810)
Related Party Notes at 8%	—	—	—	(621)	(621)	(641)
Related Party Notes at 9.5%	—	—	—	(542)	(542)	(575)
Pactiv 2012 Notes	—	—	—	(261)	(261)	(257)
Pactiv 2017 Notes	—	—	—	(316)	(316)	(297)
Pactiv 2018 Notes	—	—	—	(17)	(17)	(15)
Pactiv 2025 Notes	—	—	—	(269)	(269)	(236)
Pactiv 2027 Notes	—	—	—	(197)	(197)	(179)
Related party borrowings	—	—	—	(16)	(16)	(16)
Other borrowings	—	—	—	(32)	(32)	(32)
Total liabilities	(1)	—	—	(13,117)	(13,118)	(13,586)

The methods used in determining fair values of financial instruments are disclosed in note 5.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

29.6    Fair value measurements recognized in the statement of comprehensive income

The following table sets out an analysis of the Group's financial instruments that are measured subsequent to initial recognition at fair value and are grouped into levels based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets;

•
Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(In $ million)	Level 1	Level 2	Level 3	Total
As of December 31, 2011
Financial assets at fair value through profit or loss:
Derivative financial assets (liabilities):
Commodity derivatives, net	—	(15)	—	(15)
Embedded derivatives	—	122	—	122
Total	—	107	—	107

As of December 31, 2010
Financial assets at fair value through profit or loss:
Derivative financial assets (liabilities):
Commodity derivatives, net	—	11	—	11
Embedded derivatives	—	77	—	77
Total	—	88	—	88

There were no transfers between any levels during the periods ended December 31, 2011 and 2010.

30.     Related parties

Parent and ultimate controlling party

The immediate parent of the Group is Reynolds Group Holdings Limited, the ultimate parent of the Group is Packaging Holdings Limited and the ultimate shareholder is Mr. Graeme Hart.

Transactions with key management personnel

Key management personnel compensation comprised:

	For the period ended December 31,
(In $ million)	2011	2010	2009
Short-term employee benefits	13	11	8
Management fees	—	1	3
Total compensation expense to key management personnel	13	12	11

There have been no transactions with key management personnel during the periods ended December 31, 2011, 2010 and 2009.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

Related party transactions

The transactions and balances outstanding with joint ventures are with SIG Combibloc Obeikan FZCO and SIG Combibloc Obeikan Company Limited. All other related parties detailed below have a common ultimate shareholder. The entities and types of transactions with which the Group entered into related party transactions during the periods are detailed below:

	Transaction values for the period ended December 31,			Balances outstanding as of December 31,
(In $ million)	2011	2010	2009	2011	2010
Transactions with the immediate and ultimate parent companies
Due to immediate parent(a)	—	—	—	(16)	(16)
Transactions with joint ventures
Sale of goods and services(b)	131	122	96	25	29
Purchase of goods(b)	—	—	(4)	—	(3)
Sale of non-current assets	—	7	—	—	—
Transactions with other related parties
Trade receivables
BPC United States Inc.	—	—	—	4	1
Sale of services	3	—	—	—	—
Sale of property, plant and equipment(f)	—	3	—	—	—
Carter Holt Harvey Limited	—	—	—	—	1
Sale of goods	3	14	—	—	—
Carter Holt Harvey Packaging Pty Limited	—	—	—	—	4
Sale of goods	4	20	—	—	—
Carter Holt Harvey Pulp & Paper Limited	—	—	—	—	1
Sale of goods	3	2	—	—	—
FRAM Group Operations LLC	—	—	—	1	—
United Components, Inc	—	—	—	1	—
Trade payables
Beverage Packaging Holdings (Luxembourg) II S.A.	—	(3)	—	—	(3)
BPC United States Inc.	—	—	—	—	—
Management fees	—	(1)	(3)	—	—
Recharges	—	—	(3)	—	—
Carter Holt Harvey Limited	—	—	—	(1)	(1)
Purchase of goods	(10)	(1)	—	—	—
Purchase of Whakatane Mill (e)	—	(46)	—	—	—
Carter Holt Harvey Pulp & Paper Limited	—	—	—	(5)	(3)
Purchase of goods	(38)	(25)	—	—	—
Rank Group Limited(c)	—	—	—	(41)	(6)
Recharges	(121)	(43)	(16)	—	—
Reynolds Packaging (NZ) Limited	—	—	(1)	—	(1)
Dividends paid	—	(39)	—	—	—
Loans receivable
BPC United States Inc.	—	—	—	—	—
Repayments	—	12	—	—	—
Reynolds Consumer Products (NZ) Limited	—	—	—	—	—
Interest income	—	2	1	—	—
Novation of loan	—	1	—	—	—
Repayment of loan	—	61	—	—	—
Reynolds Treasury (NZ) Limited	—	—	—	—	—
Interest income	—	1		—	—
Repayments	—	25	—	—	—
Loans Payable
Beverage Packaging Holdings (Luxembourg) II S.A.(g)	—	—	—	(1,136)	(1,163)

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

	Transaction values for the period ended December 31,			Balances outstanding as of December 31,
(In $ million)	2011	2010	2009	2011	2010
Interest payable	—	—	—	(4)	(4)
Interest expense	(109)	(104)	(110)	—	—
Carter Holt Harvey Limited	—	—	—	—	—
Interest expense	—	—	(4)	—	—
Evergreen Packaging New Zealand Limited	—	—	—	—	—
Interest expense	—	—	(1)	—	—
Reynolds Consumer Products (NZ) Limited	—	—	—	—	—
Interest expense	—	—	(6)	—	—
Reynolds Treasury (NZ) Limited(d)	—	—	—	(23)	—
Loan advanced	(25)	—	—	—	—
Interest expense	(1)	—	(2)	—	—

(a)
The advance due to RGHL accrued interest at a rate based on EURIBOR plus a margin of 2.375%. During the period ended December 31, 2011, interest accrued at rates from 3.38% to 3.93% (2010: 3.01% to 3.32%; 2009: 3.13% to 5.22%). The loan is subordinated to the obligations under the August 2011 Credit Agreement, the August 2011 Senior Secured Notes, the February 2011 Senior Secured Notes, the October 2010 Senior Secured Notes and the 2009 Notes, and is subject to certain other payment restrictions, including in favor of the 2007 Notes under the terms of the inter-creditor arrangements.

(b)
All transactions with joint ventures are settled in cash. Sales of goods and services are negotiated on a cost-plus basis allowing a margin ranging from 3% to 6%. All amounts are unsecured, non-interest bearing and repayable on demand.

(c)
Represents certain costs paid by Rank Group Limited on behalf of the Group that were subsequently recharged to the Group. These costs are primarily related to the Group's financing and acquisition activities.

(d)
On August 23, 2011, the Group borrowed the Euro equivalent of $25 million from Reynolds Treasury (NZ) Limited. The loan bears interest at the greater of 2% and the 3 month EURIBOR rate plus 4.875%. The loan is unsecured and the repayment date will be agreed between the parties.

(e)
On May 4, 2010, the Group acquired the Whakatane Mill for a purchase price of $48 million, being the fair value of the net assets at the date purchased, from Carter Holt Harvey Limited ("CHHL"). The consideration paid to the seller of the assets was subject to certain post-closing adjustments relating to the closing net working capital, reimbursable wages and other stub period adjustments. The post-closing adjustments resulted in CHHL owing the Group an amount of $2 million which was paid during the period ended December 31, 2010.

(f)
On April 29, 2010, Blue Ridge Paper Products Inc. sold land and buildings in Richmond to BPC United States Inc. The consideration paid was the net book value of the assets at the date of sale, being $3 million settled at the date of sale.

(g)	Refer to note 25 for further details on the Group's borrowings with BP II.

31.     Group entities

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2011	2010	2011
Alusud Argentina S.R.L.	Dec-31	Argentina	100	100	100
Graham Packaging Argentina S.A.(a)	Dec-31	Argentina	100	—	100
Graham Packaging San Martin S.A.(a)	Dec-31	Argentina	100	—	100
Lido Plast San Luis S.A.(a)	Dec-31	Argentina	100	—	100
SIG Combibloc Agrentina S.R.L.	Dec-31	Argentina	100	100	100
Whakatane Mill Australia Pty Limited	Dec-31	Australia	100	100	100
SIG Austria Holding GmbH	Dec-31	Austria	100	100	100
SIG Combibloc GmbH	Dec-31	Austria	100	100	100
SIG Combibloc GmbH & Co. KG	Dec-31	Austria	100	100	100
Gulf Closures W.L.L.(b)	Dec-31	Bahrain	49	49	49
Graham Packaging Belgium N.V.(a)	Dec-31	Belgium	100	—	100
Graham Packaging Lummen N.V.(a)	Dec-31	Belgium	100	—	100

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2011	2010	2011
Closure Systems International (Brazil) Sistemas de Vedacao Ltda.	Dec-31	Brazil	100	100	100
Graham Packaging do Brasil Indústria e Comércio Ltda.(a)	Dec-31	Brazil	100	—	100
Graham Packaging Paraná Ltda.(a)	Dec-31	Brazil	100	—	100
Resin Rio Comercio Ltda.(a)	Dec-31	Brazil	100	—	100
SIG Beverages Brasil Ltda.	Dec-31	Brazil	100	100	100
SIG Combibloc do Brasil Ltda.	Dec-31	Brazil	100	100	100
CSI Latin American Holdings Corporation	Dec-31	British Virgin Islands	100	100	100
Reynolds Consumer Products Bulgaria EOOD	Dec-31	Bulgaria	100	100	100
798795 Ontario Limited(c)	Dec-31	Canada	—	100	—
Closure Systems International (Canada) Limited(c)	Dec-31	Canada	—	100	—
Conference Cup Ltd.(d)	Dec-31	Canada	100	—	100
Dopaco Canada, Inc.(d)	Dec-31	Canada	100	—	100
Evergreen Packaging Canada Limited	Dec-31	Canada	100	100	100
Garven Incorporated(d)	Dec-31	Canada	100	—	100
Graham Packaging Canada Limited(a)	Dec-31	Canada	100	—	100
Newspring Canada, Inc.(c)	Dec-31	Canada	—	100	—
Pactiv Canada, Inc.(c)	Dec-31	Canada	—	100	—
Pactiv Canada, Inc.(e)	Dec-31	Canada	100	—	100
Reynolds Food Packaging Canada Inc.(c)	Dec-31	Canada	—	100	—
Crystal Insurance Comp. Ltd.	Dec-31	Channel Islands	100	100	100
SIG Asset Holdings Limited	Dec-31	Channel Islands	100	100	100
Alusud Embalajes Chile Ltda.	Dec-31	Chile	100	100	100
SIG Combibloc Chile Limitada	Dec-31	Chile	100	100	100
Closure Systems International (Guangzhou) Limited	Dec-31	China	100	100	100
Closure Systems International (Wuhan) Limited	Dec-31	China	100	100	100
CSI Closures Systems (Hangzhou) Co., Ltd.	Dec-31	China	100	100	100
CSI Closures Systems (Tianjin) Co., Ltd.	Dec-31	China	100	100	100
Dongguan Pactiv Packaging Co., Ltd	Dec-31	China	51	51	51
Evergreen Packaging (Shanghai) Co., Limited	Dec-31	China	100	100	100
Graham Packaging (Guangzhou) Co. Ltd.(a)	Dec-31	China	100	—	100
Graham Packaging Trading (Shanghai) Co. Ltd.(a)	Dec-31	China	100	—	100
Reynolds Metals (Shanghai) Ltd.	Dec-31	China	100	100	100
SIG Combibloc (Suzhou) Co. Ltd.	Dec-31	China	100	100	100
SIG Combibloc Packaging Technology Services (Shanghai) Co. Ltd. (In liquidation)	Dec-31	China	100	100	100
Zhejing Zhongbao Packaging Co., Ltd	Dec-31	China	62.5	62.5	62.5
Alusud Embalajes Colombia Ltda.	Dec-31	Colombia	100	100	100
CSI Closure Systems Manufacturing do Centro America, Sociedad de Responsabilidad Limitada	Dec-31	Costa Rica	100	100	100
SIG Combibloc s.r.o.	Dec-31	Czech Republic	100	100	100
Closure Systems International (Egypt) LLC	Dec-31	Egypt	100	100	100
Evergreen Packaging de El Salvador S.A. de C.V.	Dec-31	El Salvador	100	100	100
Graham Packaging Company OY(a)	Dec-31	Finland	100	—	100
Graham Packaging Europe SNC(a)	Dec-31	France	100	—	100
Graham Packaging France S.A.S.(a)	Dec-31	France	100	—	100
Graham Packaging Normandy S.a.r.l.(a)	Dec-31	France	100	—	100
Graham Packaging Villecomtal S.a.r.l.(a)	Dec-31	France	100	—	100
SIG Combibloc S.a.r.l.	Dec-31	France	100	100	100

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2011	2010	2011
Closure Systems International Deutschland GmbH	Dec-31	Germany	100	100	100
Closure Systems International Holdings (Germany) GmbH	Dec-31	Germany	100	100	100
Omni-Pac Ekco Gmbh Verpackungsmittel	Dec-31	Germany	100	100	100
Omni-Pac Gmbh Verpackungsmittel	Dec-31	Germany	100	100	100
Pactiv Deutschland Holdinggesellschaft mbH	Dec-31	Germany	100	100	100
Pactiv Forest Products GmbH	Dec-31	Germany	100	100	100
Pactiv Hamburg Holdings GmbH(f)	Dec-31	Germany	—	100	—
SIG Beverages Germany GmbH	Dec-31	Germany	100	100	100
SIG Combibloc GmbH	Dec-31	Germany	100	100	100
SIG Combibloc Holding GmbH	Dec-31	Germany	100	100	100
SIG Combibloc Systems GmbH	Dec-31	Germany	100	100	100
SIG Combibloc Zerspanungstechnik GmbH	Dec-31	Germany	100	100	100
SIG Euro Holding AG & Co. KGaA	Dec-31	Germany	100	100	100
SIG Information Technology GmbH	Dec-31	Germany	100	100	100
SIG International Services GmbH	Dec-31	Germany	100	100	100
SIG Beteiligungs GmbH (formerly SIG Vietnam Beteiligungs GmbH)(g)	Dec-31	Germany	100	100	100
Closure Systems International (Hong Kong) Limited	Dec-31	Hong Kong	100	100	100
Evergreen Packaging (Hong Kong) Limited	Dec-31	Hong Kong	100	100	100
Graham Packaging Asia Limited(a)	Dec-31	Hong Kong	100	—	100
Roots Investment Holding Private Limited(a)	Dec-31	Hong Kong	100	—	100
SIG Combibloc Limited	Dec-31	Hong Kong	100	100	100
Closure Systems International Holdings (Hungary) Kft.(h)	Dec-31	Hungary	—	100	—
CSI Hungary Manufacturing and Trading Limited Liability Company	Dec-31	Hungary	100	100	100
SIG Combibloc Kft.	Dec-31	Hungary	100	100	100
Closure Systems International (I) Private Limited	Mar-31	India	100	100	100
SIG Beverage Machinery and Systems (India) Pvt. Ltd. (in liquidation)	Dec-31	India	100	100	100
PT. Graham Packaging Indonesia(a)	Dec-31	Indonesia	100	—	100
Ha'Lakoach He'Neeman H'Sheeshim Ou'Shenayim Ltd.	Dec-31	Israel	100	100	100
Graham Packaging Company Italia S.r.l.(a)	Dec-31	Italy	100	—	100
SIG Combibloc S.r.l.	Dec-31	Italy	100	100	100
S.I.P. S.r.l. Societa Imballaggi Plastici S.r.l. (in liquidation)(a)	Dec-31	Italy	100	—	100
Closure Systems International Holdings (Japan) KK	Dec-31	Japan	100	100	100
Closure Systems International Japan, Limited	Dec-31	Japan	100	100	100
Graham Packaging Japan Godo Kaisha(a)	Dec-31	Japan	100	—	100
Closure Systems International Holdings (Korea), Ltd.	Dec-31	Korea	100	100	100
Evergreen Packaging Korea Limited	Dec-31	Korea	100	100	100
SIG Combibloc Korea Ltd.	Dec-31	Korea	100	100	100
Beverage Packaging Factoring (Luxembourg) S.à r.l.(i)	Dec-31	Luxembourg	100	—	100
Beverage Packaging Holdings (Luxembourg) III S.à r.l.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) IV S.à r.l.(i)	Dec-31	Luxembourg	100	—	100
Evergreen Packaging (Luxembourg) S.à r.l.	Dec-31	Luxembourg	100	100	100
Graham Packaging European Holdings (Luxembourg) S.à r.l.(j)	Dec-31	Luxembourg	100	—	100
Graham Packaging European Holdings (Luxembourg) I S.à r.l.(j)	Dec-31	Luxembourg	100	—	100
Reynolds Group Issuer (Luxembourg) S.A.	Dec-31	Luxembourg	100	100	100
SIG Finance (Luxembourg) S.à r.l. (in liquidation)(k)	Dec-31	Luxembourg	—	100	—
Asesores y Consultores Graham, S. de R.L. de C.V.(a)	Dec-31	Mexico	100	—	100
Bienes Industriales del Norte, S.A. de C.V.	Dec-31	Mexico	100	100	100

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2011	2010	2011
CSI En Ensenada, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
CSI En Saltillo, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
CSI Tecniservicio, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Evergreen Packaging Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Graham Packaging Plastic Products de Mexico S. de. R.L. de C.V.(a)	Dec-31	Mexico	100	—	100
Grupo Corporativo Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Grupo CSI de México, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Maxpack, S. de R.L. de C.V.(m)	Dec-31	Mexico	—	100	—
Middle America M.A., S.A. de C.V. (in liquidation)	Dec-31	Mexico	100	100	100
Pactiv Foodservice Mexico S. de R.L. de C.V. (formerly Central de Bolsas S. de R.L. de C.V.)(l)	Dec-31	Mexico	100	100	100
Pactiv Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Pactiv North American Holdings, S. de R.L. de C.V. (formerly Pactiv North American Holdings LLC)(u)	Dec-31	Mexico	—	100	—
Reynolds Metals Company de Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Servicio Terrestre Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Servicios Graham Packaging, S. de. R.L. de C.V.(a)	Dec-31	Mexico	100	—	100
Servicios Industriales Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Servicios Integrales de Operacion, S.A. de C.V.	Dec-31	Mexico	100	100	100
SIG Combibloc México, S.A. de C.V.	Dec-31	Mexico	100	100	100
SIG Simonazzi México, S.A. de C.V. (in liquidation)	Dec-31	Mexico	100	100	100
Tecnicos de Tapas Innovativas, S.A. de C.V.	Dec-31	Mexico	100	100	100
Closures Systems International Nepal Private Limited	Jul-31	Nepal	76	76	76
Beverage Packaging Holdings (Netherlands) B.V.	Dec-31	Netherlands	100	100	100
Closure Systems International B.V.	Dec-31	Netherlands	100	100	100
Evergreen Packaging International B.V.	Dec-31	Netherlands	100	100	100
Graham Packaging Company B.V.(a)	Dec-31	Netherlands	100	—	100
Graham Packaging Holdings B.V.(a)	Dec-31	Netherlands	100	—	100
Graham Packaging Zoetermeer B.V.(a)	Dec-31	Netherlands	100	—	100
Pactiv Europe B.V.	Dec-31	Netherlands	100	100	100
Reynolds Consumer Products International B.V.	Dec-31	Netherlands	100	100	100
Reynolds Packaging International B.V.	Dec-31	Netherlands	100	100	100
SIG Combibloc B.V.	Dec-31	Netherlands	100	100	100
Whakatane Mill Limited	Dec-31	New Zealand	100	100	100
Envases Panama, S.A.(n)	Dec-31	Panama	—	100	—
Alusud Peru S.A.	Dec-31	Peru	100	100	100
Closure Systems International (Philippines), Inc.	Dec-31	Philippines	100	100	100
Graham Packaging Poland SP. Z.O.O.(a)	Dec-31	Poland	100	—	100
Omni Pac Poland SP. Z.O.O.	Dec-31	Poland	100	100	100
SIG Combibloc SP. Z.O.O.	Dec-31	Poland	100	100	100
CSI Vostok Limited Liability Company	Dec-31	Russia	100	100	100
OOO SIG Combibloc	Dec-31	Russia	100	100	100
Pactiv Asia Pte Ltd	Dec-31	Singapore	100	100	100
Closure Systems International España, S.L.U.	Dec-31	Spain	100	100	100
Closure Systems International Holdings (Spain), S.A.	Dec-31	Spain	100	100	100
Graham Packaging Iberica S.L.(a)	Dec-31	Spain	100	—	100
Reynolds Food Packaging Spain, S.L.U.	Dec-31	Spain	100	100	100
SIG Combibloc S.A.	Dec-31	Spain	100	100	100
SIG Combibloc AB	Dec-31	Sweden	100	100	100
SIG allCap AG	Dec-31	Switzerland	100	100	100
SIG Combibloc Procurement AG	Dec-31	Switzerland	100	100	100
SIG Combibloc (Schweiz) AG	Dec-31	Switzerland	100	100	100

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2011	2010	2011
SIG Combibloc Group AG	Dec-31	Switzerland	100	100	100
SIG Reinag AG	Dec-31	Switzerland	100	100	100
SIG Schweizerische Industrie-Gesellschaft AG	Dec-31	Switzerland	100	100	100
SIG Technology AG	Dec-31	Switzerland	100	100	100
Evergreen Packaging (Taiwan) Co. Limited	Dec-31	Taiwan	100	100	100
SIG Combibloc Taiwan Ltd.	Dec-31	Taiwan	100	100	100
SIG Combibloc Ltd.	Dec-31	Thailand	100	100	100
Closure Systems International Plastik Ithalat Ihracat Sanayi Ve Ticaret Limited Sirketi	Dec-31	Turkey	100	100	100
Graham Plastpak Plastik Ambalaj Sanayi A.S.(a)	Dec-31	Turkey	100	—	100
SIG Combibloc Paketleme Ve Ticaret Limited Sirketi	Dec-31	Turkey	100	100	100
Alpha Products (Bristol) Limited	Dec-31	United Kingdom	100	100	100
Closure Systems International (UK) Limited	Dec-31	United Kingdom	100	100	100
Graham Packaging European Services Limited(a)	Dec-31	United Kingdom	100	—	100
Graham Packaging Plastics Limited(a)	Dec-31	United Kingdom	100	—	100
Graham Packaging U.K. Limited(a)	Dec-31	United Kingdom	100	—	100
IVEX Holdings, Ltd.	Dec-31	United Kingdom	100	100	100
J. & W. Baldwin (Holdings) Limited	Dec-31	United Kingdom	100	100	100
Kama Europe Limited	Dec-31	United Kingdom	100	100	100
Omni-Pac U.K. Limited	Dec-31	United Kingdom	100	100	100
Pactiv (Caerphilly) Limited	Dec-31	United Kingdom	100	100	100
Pactiv (Films) Limited	Dec-31	United Kingdom	100	100	100
Pactiv (Stanley) Limited (in liquidation)	Dec-31	United Kingdom	100	100	100
Pactiv Limited (in liquidation)	Dec-31	United Kingdom	100	100	100
Reynolds Consumer Products (UK) Limited	Dec-31	United Kingdom	100	100	100
Reynolds Subco (UK) Limited	Dec-31	United Kingdom	100	100	100
SIG Combibloc Limited	Dec-31	United Kingdom	100	100	100
SIG Holdings (UK) Ltd.	Dec-31	United Kingdom	100	100	100
The Baldwin Group Ltd.	Dec-31	United Kingdom	100	100	100
Baker's Choice Products, Inc.	Dec-31	U.S.A.	100	100	100
BCP/Graham Holdings L.L.C.(a)	Dec-31	U.S.A.	100	—	100
Blue Ridge Holding Corp.	Dec-31	U.S.A.	100	100	100
Blue Ridge Paper Products Inc.	Dec-31	U.S.A.	100	100	100
BRPP, LLC	Dec-31	U.S.A.	100	100	100
Bucephalas Acquisition Corp.(o)	Dec-31	U.S.A.	—	—	—
Closure Systems International Americas, Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems International Holdings Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems International Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems International Packaging Machinery Inc. (formerly Reynolds Packaging Machinery Inc.)(z)	Dec-31	U.S.A.	100	100	100
Closure Systems Mexico Holdings LLC	Dec-31	U.S.A.	100	100	100
Coast-Packaging Company (California General Partnership)(b)	Dec-31	U.S.A.	50	50	50
CSI Mexico LLC	Dec-31	U.S.A.	100	100	100
CSI Sales & Technical Services Inc.	Dec-31	U.S.A.	100	100	100
Dopaco, Inc.(p)	Dec-31	U.S.A.	100	—	100
Evergreen Packaging Inc.	Dec-31	U.S.A.	100	100	100
Evergreen Packaging International (US) Inc.	Dec-31	U.S.A.	100	100	100
Evergreen Packaging USA Inc.	Dec-31	U.S.A.	100	100	100
GPACSUB LLC(a)	Dec-31	U.S.A.	100	—	100
GPC Capital Corp. I(a)	Dec-31	U.S.A.	100	—	100
GPC Capital Corp. II(a)	Dec-31	U.S.A.	100	—	100
GPC Holdings LLC(a)	Dec-31	U.S.A.	100	—	100
GPC Merger LLC(a)(q)	Dec-31	U.S.A.	—	—	—
GPC Opco GP LLC(a)	Dec-31	U.S.A.	100	—	100

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2011	2010	2011
GPC Sub GP LLC(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Acquisition Corporation(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Comerc USA LLC(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Company Europe LLC(r)	Dec-31	U.S.A.	100	—	100
Graham Packaging Company Inc.(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Company L.P.(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Controllers USA LLC(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging France Partners(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging GP Acquisition LLC(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Holdings Company(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging International Plastics Products Inc.(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Latin America LLC(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging LC, L.P.(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Leasing USA LLC(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging LP Acquisition LLC(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Minster LLC(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging PET Technologies Inc.(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Plastic Products Inc.(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Poland L.P.(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging PX Company(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging PX Holding Corporation(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging PX, LLC(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Regioplast STS Inc.(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging Technological Specialties LLC(a)	Dec-31	U.S.A.	100	—	100
Graham Packaging West Jordan, LLC(a)	Dec-31	U.S.A.	100	—	100
Graham Recycling Company L.P.(a)	Dec-31	U.S.A.	100	—	100
Newspring Industrial Corp.	Dec-31	U.S.A.	100	100	100
Pactiv Germany Holdings Inc.	Dec-31	U.S.A.	100	100	100
Pactiv International Holdings Inc.	Dec-31	U.S.A.	100	100	100
Pactiv LLC (formerly Pactiv Corporation)(s)	Dec-31	U.S.A.	100	100	100
Pactiv Factoring LLC	Dec-31	U.S.A.	100	100	100
Pactiv Management Company LLC	Dec-31	U.S.A.	100	100	100
Pactiv NA II LLC(t)	Dec-31	U.S.A.	100	100	100
Pactiv Retirement Administration LLC	Dec-31	U.S.A.	100	100	100
Pactiv RSA LLC	Dec-31	U.S.A.	100	100	100
PCA West Inc.	Dec-31	U.S.A.	100	100	100
Prairie Packaging, Inc.	Dec-31	U.S.A.	100	100	100
PWP Holdings, Inc.	Dec-31	U.S.A.	100	100	100
PWP Industries, Inc.	Dec-31	U.S.A.	100	100	100
RenPac Holdings Inc.(v)	Dec-31	U.S.A.	100	—	100
Reynolds Consumer Products Holdings LLC (formerly Reynolds Consumer Products Holdings Inc.)(w)	Dec-31	U.S.A.	100	100	100
Reynolds Consumer Products, Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Flexible Packaging Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Foil Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Food Packaging LLC	Dec-31	U.S.A.	100	100	100
Reynolds Group Holdings Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Group Issuer Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Group Issuer LLC	Dec-31	U.S.A.	100	100	100
Reynolds Manufacturing, Inc.(x)	Dec-31	U.S.A.	100	—	100
Reynolds Packaging Holdings LLC (formerly Reynolds Packaging Inc.)(y)	Dec-31	U.S.A.	100	100	100
Reynolds Packaging Kama Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Packaging LLC	Dec-31	U.S.A.	100	100	100

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2011	2010	2011
Reynolds Services Inc.	Dec-31	U.S.A.	100	100	100
RGHL US Escrow II Inc.(aa)	Dec-31	U.S.A.	—	—	—
RGHL US Escrow II LLC(cc)	Dec-31	U.S.A.	—	—	—
RGHL US Escrow Holdings II Inc.(bb)	Dec-31	U.S.A.	—	—	—
SIG Combibloc Inc.	Dec-31	U.S.A.	100	100	100
SIG Holding USA LLC (formerly SIG Holding USA, Inc.)(dd)	Dec-31	U.S.A.	100	100	100
Southern Plastics, Inc.	Dec-31	U.S.A.	100	100	100
The Corinth and Counce Railroad Company(ee)	Dec-31	U.S.A.	—	100	—
Ultra Pac, Inc.	Dec-31	U.S.A.	100	100	100
Union Packaging LLC(p)(ff)	Dec-31	U.S.A.	—	—	—
Alusud Venezuela S.A.	Dec-31	Venezuela	100	100	100
Graham Packaging Plasticos de Venezuela C.A.(a)	Dec-31	Venezuela	100	—	100
SIG Vietnam Ltd.	Dec-31	Vietnam	100	100	100

(a)	Acquired as part of the Graham Packaging Acquisition on September 8, 2011.

(b)	The Group has control as it has the power to govern the financial and operating policies of the entity.

(c)	Amalgamated into a "new" Pactiv Canada Inc. on July 1, 2011.

(d)	Acquired as part of the Dopaco Acquisition on May 2, 2011 by Reynolds Food Packaging Canada Inc.

(e)	Incorporated on July 1, 2011.

(f)	Merged with SIG Beteiligungs GmbH on September 15, 2011.

(g)	Changed name to SIG Beteiligungs GmbH on September 15, 2011.

(h)	Merged into CSI Hungary Manufacturing and Trading Limited Liability Company on December 31, 2011.

(i)	Incorporated on December 21, 2011.

(j)	Incorporated on December 20, 2011.

(k)	Liquidation was concluded on January 18, 2011 and the company subsequently deregistered.

(l)	Changed name to Pactiv Foodservice Mexico, S. de R.L. de C.V. on September 27, 2011.

(m)	Merged into Pactiv Foodservice Mexico, S. de R.L. de C.V. on December 31, 2011.

(n)	Dissolved on February 11, 2011.

(o)	Incorporated on June 13, 2011, and subsequently merged into Graham Packaging Company Inc. on September 8, 2011.

(p)	Acquired as part of the Dopaco Acquisition on May 2, 2011 by Pactiv Corporation, now Pactiv LLC.

(q)	Merged into Graham Packaging Holdings Company on September 12, 2011.

(r)	Incorporated on December 13, 2011.

(s)	Converted to a Delaware limited liability company on December 31, 2011 becoming Pactiv LLC.

(t)	Incorporated on February 8, 2011.

(u)
Redomiciled from U.S.A. to Mexico and transformed to a Mexican company as a "S. de R.L. de C.V.", following which Pactiv North American Holdings, S. de R.L. de C.V. and Central de Bolsas, S. de R.L. de C.V. merged, with the latter being the surviving entity. The merger was effective March 29, 2011.

(v)	Incorporated on September 29, 2011.

(w)	Converted to a Delaware limited liability company on December 31, 2011 becoming Reynolds Consumer Products Holdings LLC.

(x)	Incorporated on September 14, 2011.

(y)	Converted to a Delaware limited liability company on December 31, 2011 becoming Reynolds Packaging Holdings LLC.

(z)	Changed name to Closure Systems International Packaging Machinery Inc. on March 2, 2011.

(aa)	Incorporated on July 7, 2011 and subsequently merged into Reynolds Group Issuer Inc. on September 8, 2011.
(bb) Incorporated on July 7, 2011 and subsequently merged into Reynolds Group Holdings Inc. on September 8, 2011.
(cc) Incorporated on July 7, 2011 and subsequently merged into Reynolds Group Issuer LLC on September 8, 2011.
(dd) Converted to a Delaware limited liability company on December 31, 2011 becoming SIG Holding USA, LLC.
(ee) Dissolved on December 6, 2011.
(ff) Sold on May 18, 2011.

32.     Business combinations under common control

On May 4, 2010, the Group acquired the business operations of Evergreen from subsidiaries of Rank Group Limited. At the time of this transaction, both the Group and Evergreen were ultimately 100% owned by Mr. Graeme Hart. The original acquisitions of the Evergreen businesses were completed between January 31, 2007 and August 1, 2007.

On September 1, 2010, the Group acquired the operations of the Reynolds foodservice packaging businesses from subsidiaries of Reynolds (NZ) Limited (“Reynolds (NZ)”). At the time of this transaction, both the Group and Reynolds (NZ) were ultimately 100% owned by Mr. Graeme Hart. The original acquisition of the Reynolds foodservice packaging businesses was completed on February 29, 2008.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

The following table shows the effect of the legal consummation of the acquisitions of Evergreen and the Reynolds foodservice packaging business as of their respective dates of acquisition by the Group:

(In $ million)	Evergreen	Reynolds foodservice packaging	Total
Total consideration*	1,612	342	1,954
Net book value of share capital of the acquired businesses	(713)	(193)	(906)
Difference between total consideration and net book value of share capital of acquired businesses**	899	149	1,048

On November 5, 2009, the Group acquired the business operations of the Closures segment and the Reynolds consumer products business from subsidiaries of Reynolds (NZ). At the time of this transaction, both the Group and Reynolds (NZ) were ultimately 100% owned by Mr. Graeme Hart. The original acquisition of the Closures segment and the Reynolds consumer products business by subsidiaries of Reynolds (NZ) was substantially completed on February 29, 2008. As of November 5, 2009, the effect of the legal consummation of the acquisition was as follows:

(In $ million)	Closures	Reynolds consumer products	Total
Total consideration*	708	984	1,692
Net book value of share capital of the acquired businesses	(467)	(641)	(1,108)
Difference between total consideration and net book value of share capital of the acquired businesses**	241	343	584

*
The Group has accounted for the acquisitions under the principles of common control. As a result, the cash acquired as part of the acquisitions is already included in the Group's cash balance and does not form part of the net cash outflow. Further, the results of operations of the businesses acquired are included in the statements of comprehensive income from January 31, 2007 for Evergreen, and from February 29, 2008 for the Closures, Reynolds consumer products, and Reynolds foodservice packaging businesses.

**
In accordance with the Group's accounting policy for acquisitions under common control, the difference between the share capital of the acquired businesses and the consideration paid (which represented the fair value) has been recognized directly in equity as part of other reserves. Differences in the consideration paid at the date of the legal acquisition by the Group of these businesses and those amounts paid when originally acquired by entities under the common control of the ultimate shareholder reflect changes in the relative fair value. Such changes related to value created within these businesses through events such as the realization of the cost savings initiatives and operational synergies combined with the changes within the market in which they operate.

33.    Business combinations

Graham Packaging

On September 8, 2011, the Group acquired 100% of the outstanding shares of Graham Packaging Company Inc. (“Graham Packaging”) and units of Graham Packaging Holdings, L.P. for an aggregate purchase price of $1,797 million. The consideration was paid in cash. There is no contingent consideration payable.
Graham Packaging is a leading global supplier of value-added rigid plastic containers for the food, specialty beverage and consumer products markets.

Funding for the purchase of the shares, the repayment of $1,935 million of certain existing indebtedness of Graham Packaging and associated transaction costs was provided through the combination of the $1,500 million principal amount of the August 2011 Senior Secured Notes, a portion of the $1,000 million principal amount of the August 2011 Senior Notes, the $2,000 million principal amount of the August 2011 Credit Agreement and available cash.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

The Group finalized the allocation of the purchase price and has reflected this as of the date of acquisition. In undertaking the Group's evaluation of the purchase price as of the date of acquisition, management has taken into consideration a number of market participant factors such as historical margins achieved by the acquired operations, the contractual terms of certain agreements and in certain more complex areas sought the assistance of third party professionals who have an appropriate level of understanding of market-based valuation techniques. The following table presents the preliminary values previously reported as of September 8, 2011, and any adjustments made to those values:

(In $ million)	Provisional values recognized on September 8, 2011(a)	Measurement period adjustments(b)	Final purchase price allocation
Cash and cash equivalents	146	—	146
Trade and other receivables	338	(10)	328
Inventories	300	(9)	291
Current tax assets	3	1	4
Assets held for sale	7	—	7
Investments in associates and joint ventures	1	—	1
Deferred tax assets	7	(5)	2
Property, plant and equipment	1,438	(36)	1,402
Intangible assets (excluding goodwill)	1,679	696	2,375
Derivative assets	9	—	9
Other current and non-current assets	19	11	30
Trade and other payables(c)	(694)	(2)	(696)
Current tax liabilities	(10)	(29)	(39)
Borrowings	(2,852)	1	(2,851)
Deferred tax liabilities	(405)	(184)	(589)
Provisions and employee benefits	(201)	(6)	(207)
Net assets (liabilities) acquired	(215)	428	213
Goodwill on acquisition	2,012	(428)	1,584
Net assets acquired	1,797	—	1,797
Consideration paid in cash	1,797	—	1,797
Net cash acquired	(146)	—	(146)
Net cash outflow	1,651	—	1,651

(a)	Represents the preliminary values of assets, liabilities and contingent liabilities recognized on the acquisition date based on estimated fair values.

(b)
The measurement period adjustments predominantly relate to finalizing the fair values of separately identifiable intangible assets and property, plant and equipment following valuations by third party valuation firms. The finalization of the fair values of the separately identifiable intangible assets and property, plant and equipment resulted in a net increase in deferred tax liabilities.

(c)
In connection with the acquisition of Graham Packaging, amounts under an existing income tax receivable agreement with certain pre-IPO shareholders became due and payable. Such amounts which were settled after the date of acquisition are reflected in the statement of cash flows as a financing activity.

Acquisition costs of $24 million are included in other expenses in the statement of comprehensive income for the period ended December 31, 2011.

The fair value of trade receivables is $320 million. The gross contractual amount of trade receivables is $320 million, all of which is expected to be collectible.

The goodwill of $1,584 million recognized on the acquisition is mainly attributable to the skills of the acquired work force and the synergies expected to be achieved from combining Graham Packaging into the Group. This includes $140 million of goodwill that was allocated to other business segments. The procurement synergies will result primarily from leveraging raw material purchasing and sharing best practices across the Group. The operational synergies will result primarily from a more efficient plant footprint and sharing of manufacturing best practices across the Group. Goodwill of $402 million is expected to be deductible for income tax purposes.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

The significant identifiable intangible assets and their fair values and estimated useful lives are as follows:

Types of Identifiable Intangible Assets	Fair value (in $ million)	Estimated Useful Life
Trade names	250	Indefinite
Customer relationships	1,580	17 to 22 years
Technology	540	10 to 15 years
Non-compete agreement	2	1 year
Land use rights	3	43 years
	2,375

Trade name

The Graham Packaging trade name has been valued as a business to business trade name with an indefinite life.

Customer relationships

Graham Packaging's operations are characterized by contractual arrangements with customers for the supply of finished packaging products. The separately identifiable intangible asset reflects the value that is attributable to the existing contractual arrangements and the value that is expected from the ongoing relationships beyond the existing contractual periods. The estimated useful life ranges from 17 to 22 years.

Technology

Graham Packaging's operations include certain proprietary knowledge and processes that have been internally developed. The business operates in product categories where customers and end-users value the technology and innovation that Graham Packaging's custom plastic containers offer as an alternative to traditional packaging materials. The estimated useful life ranges from 10 to 15 years.

Pre-acquisition results

Prior to the acquisition, Graham Packaging reported its results under U.S. GAAP. Accordingly, it is not practical to illustrate the impact that the fair value adjustments had on the historical acquisition date values of assets and liabilities.

Graham Packaging contributed revenues of $967 million, a loss after income tax of $64 million, EBITDA of $105 million and Adjusted EBITDA of $156 million to the Group for the period from September 8, 2011 to December 31, 2011. If the acquisition had occurred on January 1, 2011, management estimates that Graham Packaging would have contributed on a pro forma basis additional revenue of $2,130 million, a loss after income tax of $277 million, EBITDA of $43 million and Adjusted EBITDA of $388 million. These amounts are unaudited.

Dopaco

On May 2, 2011, the Group acquired 100% of the outstanding shares of Dopaco Inc. and Dopaco Canada Inc. (collectively “Dopaco”) for an aggregate purchase price of $395 million, including a $3 million working capital adjustment which was settled in October 2011 (the "Dopaco Acquisition"). The consideration was paid in cash. There is no contingent consideration payable. Funding for the purchase consideration was provided through existing cash.

Dopaco is a manufacturer of paper cups and folding cartons for the quick-service restaurant and foodservice industries in the United States and Canada. The new product lines complement and enhance the Group’s existing product lines, allowing it to offer a broader product range and additional customer relationships. Dopaco is included in the Group's Pactiv Foodservice segment.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

The Group finalized the allocation of the purchase price and has reflected this as of the date of acquisition. In undertaking the Group's evaluation of the purchase price as of the date of acquisition, management has taken into consideration a number of market participant factors such as historical margins achieved by the acquired operations, the contractual terms of certain agreements and in certain more complex areas sought the assistance of third party professionals who have an appropriate level of understanding of market based valuation technique. The following table presents the preliminary values previously reported as of May 2, 2011, and any adjustments made to those values:

(In $ million)	Provisional values recognized on May 2, 2011(a)	Measurement period adjustments(b)	Final purchase price allocation
Cash and cash equivalents	3	—	3
Trade and other receivables	33	—	33
Assets held for sale	3	—	3
Deferred tax assets	4	—	4
Inventories	58	1	59
Property, plant and equipment	152	(28)	124
Intangible assets (excluding goodwill)	16	72	88
Other current and non-current assets	5	1	6
Bank overdrafts	(5)	—	(5)
Trade and other payables	(20)	(4)	(24)
Deferred tax liabilities	(32)	(8)	(40)
Provisions and employee benefits	(24)	(2)	(26)
Net assets acquired	193	32	225
Goodwill on acquisition	205	(35)	170
Net assets acquired	398	(3)	395
Consideration paid in cash	398	(3)	395
Bank overdraft acquired	2	—	2
Net cash outflow	400	(3)	397

(a)	Represents the preliminary values of assets, liabilities and contingent liabilities recognized on the acquisition date based on estimated fair values.

(b)
The measurement period adjustments predominantly relate to finalizing the values of property, plant and equipment and identifiable intangible assets and the associated deferred taxes thereon. Other measurement period adjustments have arisen from the finalization of reviews of the balance sheet reconciliations as of the date of acquisition. The depreciation and amortization impact from these provisional changes to fair values had been recognized during the period ended December 31, 2011.

Acquisition-related costs of $6 million are included in other expenses in the statement of comprehensive income for the period ended December 31, 2011.

The goodwill recognized on the acquisition is attributable mainly to the skill of the acquired business’ work force and the synergies expected to be achieved from integrating Dopaco into the Group. None of the goodwill recognized is expected to be deductible for income tax purposes.

The preliminary values attributed to the separately identifiable intangible assets were established shortly after the date of acquisition in May 2011 through the assistance of an external third party valuer. Subsequent to this assessment the Group has verified the reasonableness of all key assumptions including royalty rate, growth rates, business mix and discount rate. This review process involved feedback and further input from a wide range of senior executives which has enabled the Group to further refine the initial assumptions as of the date of acquisition. As a result management has revised and finalized the values initially established for the separately identifiable intangible assets as of the date of acquisition. The significant identifiable intangible assets and their fair values and estimated useful lives are as follows:

Types of Identifiable Intangible Assets	Fair value (in $ million)	Estimated useful life
Customer relationships	77	9 to 14 years
Trade names	6	5 years
Patents	4	10 years
Emission reduction credit	1	Indefinite
	88

Customer relationships

Customer relationships represent the value attributable to purchased long-standing business relationships which have been cultivated over the years with customers.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

Trade name

The Dopaco trade name is a business to business trade name under which the products are sold. The preliminary value of the trade name is being amortized over 5 years as it is a defensible intangible asset.

Pre-acquisition results

Dopaco contributed revenues of $331 million, profit after income tax of $7 million, EBITDA of $28 million and Adjusted EBITDA of $45 million to the Group for the period from May 2, 2011 to December 31, 2011. If the acquisition had occurred on January 1, 2011, the Group estimates that Dopaco would have contributed on a pro forma basis additional revenue of $153 million, profit after tax of $5 million, EBITDA of $14 million and Adjusted EBITDA of $17 million. These amounts are unaudited.

Pactiv Corporation

On November 16, 2010, the Group acquired 100% of the outstanding common stock of Pactiv Corporation (“Pactiv”) for a purchase price of $4,452 million (the “Pactiv Acquisition”). The consideration was paid in cash. There is no contingent consideration payable. Funding for the purchase consideration and the refinancing of certain borrowings that were acquired was provided through a combination of additional borrowings, additional equity and existing cash.

Pactiv is a leading manufacturer of consumer and foodservice packaging products in the United States. The acquisition of Pactiv brought together two consumer and foodservice packaging platforms. The combination increased the Group's product, geographic and customer diversification and created an extensive and diverse distribution network. The products of the Group and Pactiv are complementary, providing the combined Group with opportunities to generate incremental revenue through cross-selling and category expansion. The Group expects to realize cost savings and operational synergies by consolidating facilities, eliminating duplicative operations, improving supply chain management and achieving other efficiencies.

This acquisition had the following effect on the Group's assets and liabilities at the acquisition date:

(In $ million)	Recognized values on acquisition
Cash and cash equivalents, net of bank overdrafts	91
Trade and other receivables	472
Current tax assets	49
Deferred tax assets	27
Inventories	547
Property, plant and equipment	1,429
Intangible assets (excluding goodwill)	2,715
Other current and non-current assets	60
Trade and other payables	(418)
Borrowings	(1,485)
Deferred tax liabilities	(877)
Provisions and employee benefits	(1,071)
Net assets acquired	1,539
Non-controlling interests	(18)
Goodwill on acquisition	2,931
Net assets acquired	4,452
Consideration paid in cash	4,452
Net cash acquired	(91)
Net cash flow	4,361

Acquisition-related costs of $10 million are included in other expenses in the statement of comprehensive income for the period ended December 31, 2010.

The Group identified and measured the property, plant and equipment and separately identifiable intangible assets (excluding goodwill) of $1,429 million and $2,715 million, respectively, with the assistance of a third party valuer.

The fair value of trade receivables is $472 million. The gross contractual amount of trade receivables due at acquisition was $517 million, of which $45 million was expected to be uncollectible.

The goodwill of $2,931 million recognized on the acquisition is mainly attributable to the skills of the acquired work force and the synergies expected to be achieved from combining Pactiv into the Group. The synergies largely relate to benefits from (a) large scale efficiencies in integration of sales, marketing and administration functions, information technology resources, and leveraging lean production capabilities across facilities, (b) eight to nine plant closures, (c) "one face" customer servicing organization, (d) streamlining warehouse and logistics, and (e) centralizing procurement. Except for $514 million, the goodwill recognized is not deductible for income tax purposes.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

The significant identifiable intangible assets and their fair values and estimated useful lives are as follows:

Types of Identifiable Intangible Assets	Fair value (in $ million)	Estimated useful life
Trade names - indefinite life	1,075	Indefinite
Trade names - definite life	39	5 years
Customer relationships	1,321	20 years
Technology	188	7.5 years
Permits	88	Indefinite
Favorable leasehold	4	3 to 8 years
	2,715

Trade names

The Pactiv Foodservice trade name has been valued as a business to business trade name with an indefinite life. The Hefty trade name has been valued as a consumer trade name with an indefinite life. The Pactiv trade name used in the consumer products business has been valued as a business to business trade name with a five year useful life.

Customer and distributor relationships

Pactiv’s operations are characterized by arrangements with customers and distributors for the supply of finished packaging products. The separately identifiable intangible assets reflect the estimated value that is attributable to the existing arrangements and the value that is expected from the ongoing relationship.

Technology

Pactiv’s operations include certain proprietary knowledge and processes that have been developed internally. The business operates in product categories where customers and end-users value the technology and innovation that Pactiv’s custom packaging products offer as an alternative to traditional packaging materials.

Permits

Manufacturers that emit pollutants or use hazardous materials are required to meet various federal and state regulatory requirements and obtain the necessary operating permits. Pactiv has obtained numerous operating permits for its plants over the years. As regulatory requirements have evolved, several of its existing permits have been grandfathered and would be very costly, or even impossible, to obtain today.

Pre-acquisition results

The operating results of Pactiv's consumer products and foodservice packaging businesses have been combined with the operating results of the Group's Reynolds Consumer Products and Pactiv Foodservice segments, respectively, since the consummation of the Pactiv Acquisition. As the products and systems of these businesses are now integrated within each related segment, other than revenue, we are unable to quantify the results of the acquired businesses on a stand-alone basis for the year ended December 31, 2011. For the period from January 1, 2011 to November 16, 2011, Pactiv's revenue was $3,494 million. For the period ended December 31, 2010, Pactiv’s revenue, profit from operating activities, EBITDA and Adjusted EBITDA were $3,679 million, $254 million, $465 million and $656 million, respectively. These amounts provided on a pro forma basis are unaudited and include IFRS adjustments and therefore will not agree to historically reported Pactiv results as Pactiv reported its results under U.S. GAAP.

Closure Systems International Americas, Inc.

On February 1, 2010, the Group purchased 100% of the issued capital of Obrist Americas, Inc., a U.S. manufacturer of plastic non-dispensing screw closures for carbonated soft drinks and water containers. Total consideration for the acquisition was $36 million and was paid in cash. The acquired company was subsequently renamed Closure Systems International Americas, Inc. (“CSI Americas”).

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

This acquisition had the following effect on the Group's assets and liabilities at the acquisition date:

(In $ million)	Recognized values on acquisition
Cash and cash equivalents	11
Trade and other receivables	3
Inventories	10
Deferred tax assets	11
Property, plant and equipment	14
Intangible assets (excluding goodwill)	4
Trade and other payables	(7)
Net assets acquired	46
Difference between net assets acquired and consideration paid	(10)
Consideration paid, settled in cash	36
Cash acquired	(11)
Net cash outflow	25

The acquisition of CSI Americas contributed revenue of $52 million and a net profit of $3 million to the Group for the period ended December 31, 2010. If the purchase had occurred on January 1, 2010, management estimates that CSI Americas would have contributed additional revenue of $4 million, additional EBITDA of $3 million and additional profit after tax of $1 million.

34.    Operating leases

Leases as lessee

Non-cancellable operating lease rentals are payable as follows:

	As of December 31,
(In $ million)	2011	2010
Less than one year	111	69
Between 1 and 5 years	247	146
More than 5 years	83	79
Total	441	294

During the period ended December 31, 2011, $107 million was recognized as an expense in the statement of comprehensive income as a component of the profit or loss in respect of operating leases (2010: $51 million; 2009: $50 million).

Leases as lessor

The SIG Combibloc segment leases to customers filling machines under operating leases. The future minimum lease payments under non-cancellable leases are as follows:

	As of December 31,
(In $ million)	2011	2010
Less than one year	12	13
Between 1 and 5 years	27	31
More than 5 years	2	3
Total	41	47

During the period ended December 31, 2011 $15 million was recognized as revenue in the statement of comprehensive income (2010: $21 million; 2009: $17 million).

35.    Capital commitments

As of December 31, 2011, the Group had entered into contracts to incur capital expenditure of $106 million (2010: $95 million) for the acquisition of property, plant and equipment. These commitments are expected to be settled in the following financial year.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

36.    Contingencies

	As of December 31,
(In $ million)	2011	2010
Contingent liabilities	19	31

The contingent liabilities primarily arise from the guarantees given to banks granting credit facilities to the Group's joint venture company SIG Combibloc Obeikan Company Limited, in Riyadh, Kingdom of Saudi Arabia.

Litigation and legal proceedings

The Group is party to legal proceedings arising from its operations. The Group establishes provisions for claims and proceedings that constitute a present obligation when it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of such obligation can be made. While it is not possible to predict the outcome of any of these matters, based on management's assessment of the facts and circumstances now known, management does not believe any of these matters, individually or in the aggregate, will have a material adverse effect on the Group's financial position, results of operations or cash flows. However, actual outcomes may differ from those expected and could have a material effect on the Group's financial position, results of operations or cash flows in a particular future period. As of December 31, 2011, except for amounts provided, there were no legal proceedings pending other than those for which the Group has determined that the possibility of a material outflow is remote.

Security and guarantee arrangements

Certain members of the Group have entered into guarantee and security arrangements in respect of the Group's indebtedness as described in note 25.

37. Subsequent events

Financing transactions
On February 15, 2012, certain members of the Group issued $1,250 million principal amount of 9.875% senior notes due 2019 (the “February 2012 Notes”). Interest on the February 2012 Notes is paid semi-annually on February 15 and August 15 of each year, commencing August 15, 2012. All of the guarantors of the August 2011 Credit Agreement have guaranteed the obligations under the February 2012 Notes to the extent permitted by law.

The net proceeds from the February 2012 Notes were used to redeem and discharge the $14 million outstanding aggregate principal amount of the Graham Packaging 2017 Notes, the $19 million outstanding aggregate principal amount of the Graham Packaging 2018 Notes, the $355 million outstanding aggregate principal amount of the Graham Packaging 2014 Notes and the $249 million outstanding aggregate principal amount of the Pactiv 2012 Notes. The loss on extinguishment of this debt was $1 million in aggregate. The remaining net proceeds from the February 2012 Notes were used for general corporate purposes.

On March 20, 2012, Graham Packaging Holdings Company and certain of its subsidiaries organized in the United States guaranteed the February 2012 Notes, the Notes, the 2007 Notes and the August 2011 Credit Agreement and provided collateral security for the Secured Notes and the August 2011 Credit Agreement.

Following the guarantee of the August 2011 Credit Agreement by Graham Packaging Holdings Company and certain of its subsidiaries as described above, the requirement to make additional principal amortization payments of $50 million per quarter under the August 2011 Credit Agreement terminated.

RGHL and certain members of the Group filed registration statements with the SEC pursuant the Securities Act of 1933, as amended, for a registered offer to exchange the Notes for new registered notes having terms substantially identical to the terms of the original Notes. The registration statement with respect to the Notes other than the February 2012 Senior Notes was declared effective by the SEC on June 25, 2012, and on July 25, 2012 the exchange offer for the new registered notes was consummated. The registration statement with respect to the February 2012 Senior Notes was declared effective by the SEC on July 12, 2012, and on August 10, 2012, RGHL and certain members of the Group consummated the exchange offer and consent solicitation whereby (i) $1,241 million of the outstanding principal amount of the February 2012 Senior Notes were exchanged for a corresponding principal amount of additional registered August 2011 Senior Notes, and (ii) a majority of the holders of the February 2012 Senior Notes consented to the removal of certain indenture restrictions and other provisions with respect to the remaining $9 million outstanding principal amount of February 2012 Senior Notes following the consummation of the exchange offer and consent solicitation.

On September 27, 2012, $500 million of the Tranche C U.S. Term Loan under the August 2011 Credit Agreement was repaid.

On September 28, 2012, certain members of the Group issued $3,250 million principal amount of 5.750% senior secured notes due 2020 (the “September 2012 Senior Secured Notes”). Interest on the September 2012 Senior Secured Notes will be paid semi-annually on April 15 and October 15 of each year, commencing on April 15, 2013. All of the guarantors of the August 2011 Credit Agreement have guaranteed the obligations under the September 2012 Senior Secured Notes, to the extent permitted by law. The net proceeds from the September 2012 Senior Secured Notes were or will be used to repay a portion of the August 2011 Credit Agreement and to repurchase and redeem the 2009 Senior Secured Notes (Dollar) as discussed below and for general corporate purposes.

A portion of the proceeds from the September 2012 Senior Secured Notes was used to repurchase $777 million aggregate principal amount of the 2009 Senior Secured Notes (Dollar) on September 28, 2012 pursuant to a tender offer for the 2009 Senior Secured Notes (Dollar)

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the period ended December 31, 2011

and to redeem the remaining $348 million aggregate principal amount of the 2009 Senior Secured Notes (Dollar) on October 29, 2012. The loss on extinguishment of the 2009 Senior Secured Notes (Dollar) was $68 million in aggregate.

On September 28, 2012, the Company and certain members of the Group became parties to an amended and restated senior secured credit agreement (the “September 2012 Credit Agreement”), which amended and restated the terms of the August 2011 Credit Agreement. Under the September 2012 Credit Agreement, $2,235 million and €300 million of term loans were drawn. These proceeds, together with a portion of the proceeds of the September 2012 Senior Secured Notes and available cash of the Group, were used to fully repay and extinguish the Tranche B U.S. Term Loan, Tranche C U.S. Term Loan and European Term Loan under the August 2011 Credit Agreement and to pay fees and expenses in connection with the transaction. The loss on extinguishment of the August 2011 Credit Agreement was $90 million in aggregate. The remaining proceeds have been or will be used for general corporate purposes. The term loans under the September 2012 Credit Agreement mature on September 28, 2018 with quarterly amortization payments of 0.25% per quarter. The U.S. and European term loans incur interest at LIBOR plus a margin of 3.75% and 4.00%, respectively, with a floor of 1.00%. All of the entities that were guarantors of the August 2011 Credit Agreement have guaranteed the September 2012 Credit Agreement, to the extent permitted by law.

RGHL securitization
On November 7, 2012 certain members of the Group entered into a receivables loan and security agreement pursuant to which the Group can borrow up to $600 million (the “Securitization Facility”). The amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables of certain members of the Group. On November 7, 2012 $540 million was drawn under the Securitization Facility. The Securitization Facility matures on November 7, 2017 and bears interest at a floating rate, which on November 7, 2012 was 2.16%. The Securitization Facility is secured by all of the assets of the borrower (including the eligible trade receivables and cash). The terms of the Securitization Facility do not result in the derecognition of the trade receivables by the Group. Amounts drawn under the Securitization Facility will be presented as current borrowings, as amounts drawn are required to be repaid when the receivables are collected.

The proceeds from the Securitization Facility and additional cash resources will be used to redeem the €450 million aggregate principal amount outstanding of 2009 Senior Secured Notes (Euro) and to pay fees and expenses. The 2009 Senior Secured Notes (Euro) will be redeemed at €1,038.75 per €1,000 of face value plus accrued and unpaid interest. The estimated $22 million premium on redemption will be recognized as additional financial expense in the statement of comprehensive income. The redemption of the 2009 Senior Secured Notes (Euro) will also trigger additional financial expense of approximately $9 million, as a result of the write-off of unamortized debt issue costs, original issue discount and embedded derivative balances.
Income taxes
In May 2012, Evergreen submitted a refund claim to the IRS to exclude $235 million of Alternative Fuel Mixture Credits from 2009 taxable income. The refund claim was submitted to the IRS in the course of Evergreen's 2009 federal tax examination. In the same month, Evergreen received a Notice of Proposed Adjustment from the IRS, allowing the refund claim in full. As a result, the Group recognized $96 million of tax benefit.

Other
In January 2012, the Group sold the Pactiv Foodservice laminating operations in Louisville, Kentucky. Cash proceeds from the sale were $80 million (subject to customary post-closing working capital adjustments) resulting in a gain on sale of $66 million.

As a result of Hurricane Sandy, our Pactiv Foodservice facility in Kearny, New Jersey has suffered significant damage, and we expect some loss of revenue. However, we are unable to estimate the loss of revenue and storm-related costs at this time.
Other than the items disclosed above, there have been no events subsequent to December 31, 2011, which would require accrual or disclosure in these financial statements.